



PPL CORPORATION

2023 Annual Report

PPL CORPORATION AT A GLANCE


Headquarters:
Allentown, Pa.


$8.3 billion
in annual revenue


Total assets of **$39 billion**


Market capitalization of **$20 billion**


Four **regulated** utility companies


More than **3.5 million** utility customers (electric and gas) in the U.S.


More than **90,000 miles** of electric and gas lines


Almost **72 billion** kilowatt-hours of electricity delivered


About **7,500 megawatts** of regulated net summer capacity in Kentucky.


More than **6,500** full-time employees


Top-quartile reliability across the company


Goal to achieve **net-zero carbon emissions** by 2050

As of Dec. 31, 2023.

MAJOR BUSINESS SEGMENTS	KEY INFORMATION	
Kentucky Regulated	PPL's Kentucky segment consists primarily of the regulated electricity and natural gas operations of Louisville Gas and Electric Company and Kentucky Utilities Company, which serve over 1.3 million customers in Kentucky and Virginia and operate about 7,500 megawatts of regulated generating capacity.	
Pennsylvania Regulated	PPL's Pennsylvania segment consists of the regulated electricity delivery operations of PPL Electric Utilities Corporation, which serves approximately 1.5 million customers in eastern and central Pennsylvania.	
Rhode Island Regulated	PPL's Rhode Island segment consists of the regulated electricity and natural gas operations of Rhode Island Energy and serves approximately 800,000 customers across Rhode Island.	

DEAR SHAREOWNERS,

The global energy landscape is changing quickly, and the shift toward a cleaner energy mix; a smarter, more resilient grid; and an electrified economy will only accelerate in the coming decades. Against this backdrop, the challenge for our nation, our industry and PPL is clear.

The U.S. has set a goal of net-zero carbon emissions by 2050. Achieving this will require economy-wide decarbonization, resulting in a projected two- to three-fold increase in electricity demand. Collectively, we will need to meet this demand while aging, reliable and dispatchable fossil-fueled generation retires across the country. This, in turn, will require faster action and commercialization of new technologies than our industry has ever achieved.

Above all, for the clean energy transition to be successful and sustainable, we must maintain reliability and affordability for our customers. Without that, the transition will stop in its tracks.

In recent years, we've repositioned PPL with great purpose to succeed and grow in this changing landscape, to create long-term value for our customers and shareowners, to lead from a position of strength, and to create the technology-enabled utilities of the future necessary to deliver the clean energy transition safely, reliably and affordably.

Below we offer a closer look at our plans, progress and performance.

DELIVERING ON OUR COMMITMENTS

2023 was a year of challenges met and promises kept.

Most importantly, we delivered electricity and natural gas safely and reliably to our more than 3.5 million customers. This included top-quartile reliability at each of our utilities despite heightened storm activity, as well as generation reliability in Kentucky that was once again among the nation's best.

Despite mild weather and storm impacts of more than $100 million, we delivered on all our financial commitments to shareowners. Through our strong focus on operational efficiency and outperformance in key areas, we exceeded the midpoint of our ongoing earnings forecast by two cents per share, achieving $1.60 per share and driving 8% growth from pro forma 2022[1].

At the same time, we increased our quarterly common stock dividend in early 2023 in line with our 6-8% earnings and dividend growth targets. We followed that early this year with a 7.3% dividend increase paid April 1, 2024.

As we continue to invest responsibly in the future, we executed $2.4 billion in infrastructure improvements on time and on budget to advance a reliable, resilient, affordable and cleaner energy future. And to help keep energy affordable, we exceeded our 2023 operations and maintenance (O&M) savings target of $50-60 million, ultimately delivering $75 million in annual savings



Vincent Sorgi
President and Chief Executive Officer



Craig A. Rogerson
Independent Chair of the Board

through our strong focus on technology and business transformation.

Underpinned by sound planning and effective management of regulatory proceedings, we secured constructive regulatory outcomes in Kentucky and Rhode Island. This included approval for approximately $2 billion in generation investments to safely, reliably and affordably advance a cleaner energy mix in Kentucky. In addition, it included approval to deploy advanced metering statewide in Rhode Island as we lay a foundation for a smarter, more resilient, more reliable and more dynamic grid that supports the state's ambitious climate goals.

We also continued to provide a smooth and seamless transition to PPL ownership for our Rhode Island Energy customers, completing all planned integration milestones for 2023 and keeping us on track to exit in 2024 the remaining transition services currently provided by National Grid.

These achievements are a direct result of our unwavering focus on execution, our disciplined investment strategy, our ability to adjust when challenges arise, our experienced leadership team and our clarity of purpose across PPL.

LEADING FROM A POSITION OF STRENGTH

As we set our sights on the remainder of 2024 and beyond, we're excited and ready for the future, and we're built to lead from a position of strength.

Our updated business plan projects 6%-8% annual earnings and dividend growth per share through at least 2027. Bolstered by actions we've taken to strategically reposition PPL in recent years, we maintain one of the strongest balance sheets in our sector, one capable of funding growth without the need for equity issuances through at least 2027.

Moving forward, we have a robust capital plan that features $14.3 billion in infrastructure improvements through 2027 to expand and modernize the grid and advance a cleaner energy mix. These investments will deliver better outcomes for our customers while supporting continued growth for shareowners.

[1] *Refers to 2022 pro forma earnings that reflected a full year of earnings contributions from Rhode Island Energy (RIE). RIE was acquired by PPL in May 2022.*

Meanwhile, we continue to find opportunities to drive greater efficiencies to help keep energy affordable as we invest in the clean energy transition and improve reliability for our customers. Toward this end, we've made outstanding progress on our multi-year target of at least $175 million in annual O&M savings by 2026, with employees and teams across PPL continuously identifying opportunities to work smarter and more efficiently.

Last but not least, we continue to foster a culture of innovation across PPL and have a proven track record of success in everything from self-healing grid automation to leading-edge distributed energy resource management systems. Going forward, major changes will be needed to the nation's energy networks to meet changing expectations. This is a clear area of strength and experience for PPL.

CREATING UTILITIES OF THE FUTURE

PPL will continue to be a leader in defining and creating the utilities of the future for the benefit of all stakeholders. In fact, our utility of the future strategy is core to everything we do.

Our corresponding strategic objectives are to:

- Enhance the reliability and resiliency of our electric and gas networks through innovation and strategic infrastructure investments.
- Advance a cleaner energy future affordably and reliably for our customers.
- Deliver operational efficiencies to support the clean energy transition and customer affordability.
- Engage with key stakeholders to improve resource adequacy in the deregulated markets in which we operate.
- Help drive economic development and customer growth in our states and service territories.
- Empower customers through digital solutions and better customer service.

Advancing this strategy means updating our design criteria and continuing to harden our transmission and distribution systems to protect against climate change and keep our systems and data secure against cyber threats. It involves expanding our industry-leading use of technology that includes smart grids, automation, data analytics and artificial intelligence (AI) to build a self-healing grid.

It means investing in research and development to drive innovation like our planned natural gas combined-cycle carbon capture project — recently selected for negotiation of a $72 million U.S. Department of Energy award — as we seek to advance technologies that can be scaled safely, reliably and affordably to meet our customers' evolving energy needs and achieve net-zero.

At the same time, our strategy involves expanding transmission networks and incorporating grid-enhancing technologies to connect more renewables and improve reliability for our customers; advancing a cleaner generation mix while keeping energy safe, reliable and affordable; expanding our ability to reliably manage two-way power flows on distribution networks as we connect significantly more distributed energy; and driving operational efficiencies to support an affordable clean energy transition.

As we take these actions, it's important that we engage with stakeholders to drive legislative, regulatory and market design changes that ensure we preserve sufficient dispatchable generation capacity to meet our customers' growing needs, including demand from data centers and other areas of economic growth and electrification.

Lastly, creating the utilities of the future means expanding self-service options for our customers by using digital tools to enhance the customer experience.

We are confident that this strategy is the right approach in an increasingly dynamic energy landscape, and our business plan is built to support it.

BUILDING MOMENTUM

As we advance our utility of the future strategy in 2024 and beyond, we've structured ourselves in a way that will drive even greater operational efficiency, improve our agility, and enable us to implement new and beneficial technology with greater speed moving forward.

Early this year, we also created a new chief technology and innovation officer position, reporting directly to the CEO, to oversee our efforts to deploy the latest technology in support of a reliable, affordable clean energy transition. Dean A. Del Vecchio has extensive experience driving digital transformation for several iconic brands and will further energize our utility of the future strategy.

Financially, we're as strong as we've been in years, and our 2023 performance and strong business outlook have resulted in positive relative share price performance compared to other publicly traded U.S. utilities. In fact, PPL now trades at a slight premium to our peer group average on a price-to-earnings basis as of March 20, compared to a meaningful discount just 18 months ago.

Across PPL, we're mindful of the critical role we play in society and our responsibilities to our shareowners, customers and the communities we serve. With that in mind, our vision is to be the best utility in the U.S., and we're determined to achieve this vision.

Thank you for your continued support of PPL.

Sincerely,



Vincent Sorgi
President and
Chief Executive Officer



Craig A. Rogerson
Independent
Chair of the Board

2023 FINANCIAL HIGHLIGHTS

For the years ended December 31

FINANCIAL	2023	2022
Operating revenues (millions)	**$8,312**	$7,902
Net income (millions)	**$740**	$756
Earnings from ongoing operations (millions) [a]	**$1,183**	$1,041
Total assets (millions)	**$39,236**	$37,837
Earnings per share - Diluted	**$1.00**	$1.02
Earnings from ongoing operations per share — Diluted [a]	**$1.60**	$1.41
Book value per share [b]	**$18.90**	$18.89
Market price per share	**$27.10**	$29.22
Market price/book value ratio	**143%**	155%

OPERATING — ELECTRICITY SALES (GWh) [c]		
Retail delivered	**63,982**	67,405
Wholesale supplied [d]	**531**	1,080

(a) Management utilizes "Earnings from Ongoing Operations" or "Ongoing Earnings" as a non-GAAP financial measure that should not be considered as an alternative to reported earnings, or net income, an indicator of operating performance determined in accordance with GAAP. PPL believes that Earnings from Ongoing Operations is useful and meaningful to investors because it provides management's view of PPL's earnings performance as another criterion in making investment decisions. In addition, PPL's management uses Earnings from Ongoing Operations in measuring achievement of certain corporate performance goals, including targets for certain executive incentive compensation. Other companies may use different measures to present financial performance. Earnings from Ongoing Operations is adjusted for the impact of special items. Special items are presented in the financial tables on an after-tax basis with the related income taxes on special items separately disclosed. Income taxes on special items, when applicable, are calculated based on the statutory tax rate of the entity where the activity is recorded. See "Reconciliation of Earnings from Ongoing Operations" on page 31 (millions of dollars) and page IV (per share) of this report.

(b) Based on 737,130 and 736,487 shares of common stock outstanding (in thousands) at December 31, 2023, and December 31, 2022.

(c) Excludes the Rhode Island Regulated segment electricity sales as revenues are decoupled from volumes delivered.

(d) Represents FERC-regulated municipal and unregulated off-system sales.

Reconciliation of Earnings from Ongoing Operations

	KY Reg.	PA Reg.	RI Reg.	Corp. & Other	Total 2023	2022
			(per share - diluted)			
Net Income	**$0.75**	**$0.70**	**$0.13**	**$(0.58)**	**$1.00**	$1.02
Less: Special Items (expense) benefit:[1]						
Income (loss) from Discontinued Operations	-	-	-	-	-	0.06
Talen litigation costs	-	-	-	(0.13)	(0.13)	-
Strategic corporate initiatives	-	-	-	(0.01)	(0.01)	(0.03)
Acquisition integration	-	-	(0.07)	(0.30)	(0.37)	(0.34)
Sale of Safari Holdings	-	-	-	(0.01)	(0.01)	(0.08)
PPL Electric billing issue	-	(0.04)	-	-	(0.04)	-
FERC transmission credit refund	(0.01)	-	-	-	(0.01)	-
Unbilled revenue estimate adjustment	(0.01)	-	-	-	(0.01)	-
Other non-recurring charges	-	-	-	(0.02)	(0.02)	-
Total Special Items	**(0.02)**	**(0.04)**	**(0.07)**	**(0.47)**	**(0.60)**	(0.39)
Earnings from Ongoing Operations	**$0.77**	**$0.74**	**$0.20**	**$(0.11)**	**$1.60**	$1.41

[1] *See Combined Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information on special items.*

Statements contained in this Annual Report, including statements with respect to future earnings and corporate strategy, are "forward-looking statements" within the meaning of the federal securities laws. Although PPL Corporation believes that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements are subject to a number of risks and uncertainties, and actual results may differ materially from the results discussed in these statements. Forward-looking statements may be identified by the use of words such as "believe," "expect," "plans," "intends," "may," "strategy," "target," "goals," "anticipate," and other similar words. Any forward-looking statements should be considered in light of the factors and other matters discussed in "Item 1A. Risk Factors" and "Item 7. Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" in PPL Corporation's 2023 Annual Report on Form 10-K and other reports on file with the Securities and Exchange Commission.

FINANCIAL TABLE OF CONTENTS

Form 10-K for the year ended Dec. 31, 2023, was filed by PPL Corporation with the U.S. Securities and Exchange Commission on Feb. 16, 2024. Please visit PPL Corporation's website, www.pplweb.com/investors, for the full text.

BUSINESS

General

(All Registrants)

PPL, headquartered in Allentown, Pennsylvania, is a utility holding company, incorporated in 1994. PPL, through its regulated utility subsidiaries, delivers electricity to customers in Pennsylvania, Kentucky, Virginia, and Rhode Island; delivers natural gas to customers in Kentucky and Rhode Island; and generates electricity from power plants in Kentucky.

PPL's principal subsidiaries at December 31, 2023 are shown below (* denotes a Registrant).



PPL Corporation*
PPL Capital Funding
Provides financing for the operations of PPL and certain subsidiaries
PPL Electric*
Engages in the regulated transmission and distribution of electricity in Pennsylvania
LKE
A holding company that owns regulated utility operations through its subsidiaries, LG&E and KU
RIE
Engages in the regulated transmission, distribution and sale of electricity and regulated distribution and sale of natural gas in Rhode Island
LG&E*
Engages in the regulated generation, transmission, distribution and sale of electricity and regulated distribution and sale of natural gas in Kentucky
KU*
Engages in the regulated generation, transmission, distribution and sale of electricity, primarily in Kentucky
Pennsylvania Regulated Segment
Kentucky Regulated Segment
Rhode Island Regulated Segment

In addition to PPL, the other Registrants included in this report are as follows.

PPL Electric, headquartered in Allentown, Pennsylvania, is a wholly-owned subsidiary of PPL and a regulated public utility that is an electricity transmission and distribution service provider in eastern and central Pennsylvania. PPL Electric is subject to regulation as a public utility by the PAPUC, and certain of its transmission activities are subject to the jurisdiction of the FERC under the Federal Power Act. PPL Electric delivers electricity in its Pennsylvania service area and provides electricity supply to retail customers in that area as a PLR under the Customer Choice Act. PPL Electric was organized in 1920 as Pennsylvania Power & Light Company.

LG&E, headquartered in Louisville, Kentucky, is a wholly-owned subsidiary of LKE and a regulated utility engaged in the generation, transmission, distribution and sale of electricity and distribution and sale of natural gas in Kentucky. LG&E is subject to regulation as a public utility by the KPSC, and certain of its transmission activities are subject to the jurisdiction of the FERC under the Federal Power Act. LG&E was incorporated in 1913.

KU, headquartered in Lexington, Kentucky, is a wholly-owned subsidiary of LKE and a regulated utility engaged in the generation, transmission, distribution and sale of electricity in Kentucky and Virginia. KU is subject to regulation as a public utility by the KPSC and the VSCC, and certain of its transmission and wholesale power activities are subject to the jurisdiction of the FERC under the Federal Power Act. KU serves its Kentucky customers under the KU name and its Virginia customers under the Old Dominion Power name. KU was incorporated in Kentucky in 1912 and in Virginia in 1991.

Segment Information

(PPL)

PPL is organized into three reportable segments as depicted in the chart above: Kentucky Regulated, which primarily represents the results of LG&E and KU, Pennsylvania Regulated, which primarily represents the results of PPL Electric, and Rhode Island Regulated, which primarily represents the results of RIE. "Corporate and Other" primarily includes corporate level financing costs, certain unallocated costs, and certain non-recoverable costs incurred in conjunction with the acquisition of Narragansett Electric and the financial results of Safari Energy, prior to its sale on November 1, 2022.

Beginning on January 1, 2023, the Kentucky Regulated segment consists primarily of the regulated electricity generation, transmission and distribution operations conducted by LG&E and KU, as well as LG&E's regulated distribution and sale of natural gas. Prior to January 1, 2023, the Kentucky Regulated segment also included the financing activities of LKE. The financing activity of LKE is presented in "Corporate and Other" beginning on January 1, 2023. Prior periods have been adjusted to reflect this change. As a result, PPL's segments consist of its regulated operations in Kentucky, Pennsylvania and Rhode Island and exclude any incremental financing activities of holding companies, which Management believes is a more meaningful presentation as it provides information on the core regulated operations of PPL.

A comparison of PPL's Regulated segments is shown below.

	Kentucky Regulated		Pennsylvania Regulated		Rhode Island Regulated
For the year ended December 31, 2023:					
Operating Revenues (in billions)	$	3.5	$	3.0	$ 1.9
Net Income (in millions)	$	552	$	519	$ 96
Electricity delivered (GWh)		28,809		35,704	7,174
Natural gas delivered (Bcf)		41		—	38
At December 31, 2023:					
Regulatory Asset Base (in billions) (a)	$	12.0	$	9.8	$ 3.2
Service area (in square miles)		8,000		10,000	1,200
Customers (in millions)		1.3		1.5	0.8

(a) Represents capitalization for Kentucky Regulated and rate base for Pennsylvania Regulated and Rhode Island Regulated. The amount for Rhode Island Regulated excludes acquisition-related adjustments for non-earning assets.

See Note 2 to the Financial Statements for additional financial information by segment. See Note 3 to the Financial Statements for additional revenue information.

(PPL Electric, LG&E and KU)

PPL Electric has two operating segments, distribution and transmission, which are aggregated into a single reportable segment. Each of LG&E and KU operates as a single operating and reportable segment.

Kentucky Regulated Segment *(PPL)*

The Kentucky Regulated segment consists primarily of the regulated electricity generation, transmission and distribution operations conducted by LG&E and KU, as well as LG&E's regulated distribution and sale of natural gas.

(PPL, LG&E and KU)

LG&E and KU are engaged in the regulated generation, transmission, distribution and sale of electricity in Kentucky and, in KU's case, also Virginia. LG&E also engages in the distribution and sale of natural gas in Kentucky. LG&E provides electric service to approximately 436,000 customers in Louisville and adjacent areas in Kentucky, covering approximately 700 square miles in nine counties and provides natural gas service to approximately 335,000 customers in its electric service area and eight additional counties in Kentucky. KU provides electric service to approximately 545,000 customers in 77 counties in central, southeastern and western Kentucky and approximately 28,000 customers in five counties in southwestern Virginia, covering approximately 4,800 non-contiguous square miles. KU also sells wholesale electricity to two municipalities in Kentucky under load following contracts.

Franchises and Licenses

LG&E and KU provide electricity delivery service, and LG&E provides natural gas distribution service, in their respective service territories pursuant to certain franchises, licenses, statutory service areas, easements and other rights or permissions granted by state legislatures, cities or municipalities or other entities.

Competition

There are currently no other electric public utilities operating within the electric service areas of LG&E and KU. From time to time, bills are introduced into the Kentucky General Assembly which seek to authorize, promote or mandate increased distributed generation, customer choice or other developments. Neither the Kentucky General Assembly nor the KPSC has adopted or approved a plan or timetable for retail electric industry competition in Kentucky. The nature or timing of legislative or regulatory actions, if any, regarding industry restructuring and their impact on LG&E and KU, which may be significant, cannot currently be predicted. Virginia, formerly a deregulated jurisdiction, has enacted legislation that implemented a hybrid model of cost-based regulation. KU's operations in Virginia have been and remain regulated.

Alternative energy sources such as electricity, oil, propane and other fuels indirectly impact LG&E's natural gas revenues. Marketers may also compete to sell natural gas to certain large end-users. LG&E's natural gas tariffs include gas price pass-through mechanisms relating to its sale of natural gas as a commodity. Therefore, customer natural gas purchases from alternative suppliers do not generally impact LG&E's profitability. Some large industrial and commercial customers, however, may physically bypass LG&E's facilities and seek delivery service directly from interstate pipelines or other natural gas distribution systems.

Power Supply

At December 31, 2023, LG&E owned generating capacity of 2,760 MW and KU owned generating capacity of 4,775 MW.

The system capacity of LG&E's and KU's owned generation is based upon several factors, including the operating experience and physical condition of the units, and may be revised periodically to reflect changes in circumstances.

During 2023, LG&E's and KU's power plants generated the following amounts of electricity:

	GWh	
Fuel Source	**LG&E**	**KU**
Coal	10,509	13,219
Gas	1,241	4,120
Hydro	272	44
Solar	8	12
Total (a)	12,030	17,395

(a)   This generation represents a decrease for LG&E of 4% and a decrease for KU of 8% from 2022 output.

The majority of LG&E's and KU's generated electricity was used to supply their retail customer bases.

LG&E and KU jointly dispatch their generation units with the lowest cost generation used to serve their customers. When LG&E has excess generation capacity after serving its own customers and its generation cost is lower than that of KU, KU purchases electricity from LG&E and vice versa.

Due to environmental requirements and energy efficiency measures, as of December 31, 2023, LG&E and KU have retired approximately 1,200 MW of coal-fired generation plants since 2010.

LG&E and KU received approval from the KPSC to develop a 4 MW Solar Share facility to service a Solar Share program. The Solar Share program is a voluntary program that allows customers to subscribe capacity in the Solar Share facility. Construction commences, in 500-kilowatt phases, when subscription is complete. Construction of five 500-kilowatt phases was completed as of December 31, 2022. LG&E and KU continue to market the program and are accepting subscriptions for the sixth 500-kilowatt phase.

On January 23, 2020, LG&E and KU applied to the KPSC for approval of arrangements relating to the purchase of 100 MW of solar power in connection with the Green Tariff option established in the 2018 Kentucky base rate cases. Pursuant to the agreements, LG&E and KU would purchase the initial 20 years of output of a proposed third-party solar generation facility and resell the bulk of the power as renewable energy to two large industrial customers and use the remaining power for other customers. The generation facility is currently expected to be operational in early 2025. In 2020, the KPSC approved LG&E's and KU's applications. PPL, LG&E and KU do not anticipate that these arrangements will have a significant impact on their results of operations or financial condition.

On October 6, 2021, LG&E and KU entered into an agreement to purchase the initial 20 years of output of a proposed 125 MW third-party solar generation facility in connection with the Green Tariff option established in the 2018 Kentucky base rate cases. Pursuant to the agreements, LG&E and KU would purchase output of the facility and resell power as renewable energy to certain large customers. The generation facility is currently expected to be operational in the fourth quarter of 2026. PPL, LG&E and KU do not anticipate that this agreement will have a significant impact on their results of operations or financial condition.

On December 15, 2022, LG&E and KU filed an application with the KPSC for a CPCN for the construction and purchase of various generating facilities in conjunction with the retirement of four existing coal-fired generation units and three small gas-fired units. On March 24, 2023, Kentucky Senate Bill 4 (SB 4) went into effect, which requires KPSC approval of the retirement of fossil fuel-fired electric generating units in the state. On May 10, 2023, LG&E and KU filed an application with the KPSC seeking approval of the retirement of seven fossil fuel-fired generating units as required by SB 4. On May 16, 2023, the KPSC entered an Order consolidating the SB 4 filing proceeding into the CPCN case.

On November 6, 2023, the KPSC issued an order approving LG&E's and KU's requests (i) to construct a 640 MW net summer rating NGCC combustion turbine at LG&E's Mill Creek Generating Station in Jefferson County, Kentucky, (ii) to construct a 120 MWac solar photovoltaic electric generating facility in Mercer County, Kentucky, (iii) to acquire a 120 MWac solar facility to be built by a third-party solar developer in Marion County, Kentucky and (iv) to construct a 125 MW, 4-hour battery energy storage system facility at KU's E.W. Brown Generating Station. The KPSC denied the request to construct a 621 MW net summer rating NGCC combustion turbine at KU's E.W. Brown Generating Station in Mercer County, Kentucky at this time, based on the finding that the construction of this unit should be deferred with the construction date beginning on a date that provides for an in-service date in 2030. The order also authorized LG&E's and KU's entry into the four solar PPAs, subject to certain conditions, but deferred for future proceedings specific decisions on cost recovery treatment or mechanisms. Further, the order approved the new, adjusted or expanded energy efficiency programs contained in the requested 2024-2030 DSM plan.

The KPSC order included approval of the requested retirements of two existing coal-fired generation units at LG&E's Mill Creek Unit 1 (300 MW) and 2 (297 MW) in 2024 and 2027, subject to certain conditions, and three small gas-fired units. The order denied approval of the retirement of KU's E.W. Brown 3 Unit (412 MW) and Ghent Unit 2 (486 MW) in 2028 at this time, citing the need for additional clarity regarding environmental compliance regulations.

The new NGCC facility will be jointly owned by LG&E (31%) and KU (69%) and the solar units will be jointly owned by LG&E (37%) and KU (63%), the battery storage unit will be owned by LG&E, and the proposed PPA transactions and DSM programs will be entered into or conducted jointly by LG&E and KU, consistent with LG&E and KU's shared dispatch, cost allocation, tariff or other frameworks.

See Note 7 to the Financial Statements for additional information.

Fuel Supply

Coal and natural gas are expected to be the predominant fuels used by LG&E and KU for generation for the foreseeable future. Natural gas used for generation is primarily purchased using contractual arrangements separate from LG&E's natural gas distribution operations. Natural gas and oil are also used for intermediate and peaking capacity and flame stabilization in coal-fired boilers.

Fuel inventory is maintained at levels estimated to be necessary to avoid operational disruptions at coal-fired generating units. Reliability of coal deliveries can be affected from time to time by several factors including fluctuations in demand, coal mine production issues, high or low river level events, lock outages and other supplier or transporter operating or financial difficulties.

LG&E and KU have entered into coal supply agreements with various suppliers for coal deliveries through 2028 and augment their coal supply agreements with spot market purchases, as needed.

For their existing units, LG&E and KU expect, for the foreseeable future, to purchase most of their coal from western Kentucky, southern Indiana, southern Illinois, northern West Virginia and western Pennsylvania. LG&E and KU continue to purchase certain quantities of ultra-low sulfur content coal from Wyoming for blending at Trimble County Unit 2. Coal is delivered to the generating plants primarily by barge and rail.

To enhance the reliability of natural gas supply, LG&E and KU have secured firm long-term pipeline transport capacity services with contracts of various durations through 2056 on the interstate pipeline serving Cane Run Unit 7, six simple cycle combustion turbines at the Trimble County site, and the future Mill Creek Unit 5. This pipeline also serves the two simple cycle units at the Paddy's Run site. For the seven simple cycle combustion turbines at the E.W. Brown facility, no firm long-term pipeline transport capacity has been purchased due to the facility's connection to two interstate pipelines and some of the units having dual fuel capability.

LG&E and KU have firm contracts for a portion of the natural gas fuel for Cane Run Unit 7 through 2026. The bulk of the natural gas fuel is expected to be purchased on the spot market.

(PPL and LG&E)

Natural Gas Distribution Supply

Four underground natural gas storage fields in service, with a current working natural gas capacity of approximately 11 Bcf, are used to provide natural gas service to LG&E's firm sales customers. Natural gas is stored during the summer season for withdrawal during the following winter heating season. Without this storage capacity, LG&E would need to purchase additional natural gas and pipeline transportation services during winter months when customer demand increases, and the cost of natural gas supply and pipeline transportation services are expected to be higher. At December 31, 2023, LG&E had 9 Bcf of natural gas stored underground with a carrying value of $34 million. LG&E will continue work in 2024 on a multi-year project to retire a fifth underground natural gas storage field, which is no longer in service, and plans to complete the project by no later than 2025. This field had a working natural gas capacity of 4 Bcf.

LG&E has a portfolio of supply arrangements of varying durations and terms that provide competitively priced natural gas designed to meet its firm sales obligations. These natural gas supply arrangements include pricing provisions that are market-responsive. In tandem with pipeline transportation services, these natural gas supplies provide the reliability and flexibility necessary to serve LG&E's natural gas customers.

LG&E purchases natural gas supply transportation services from two pipelines. LG&E has a set of contracts with one pipeline that are subject to termination by LG&E between 2025 and 2028. Total winter season capacity under these contracts is 184,900 MMBtu/day and summer season capacity is 60,000 MMBtu/day. LG&E has two additional contracts with this same pipeline. One contract is for pipeline capacity through 2026 for 60,000 MMBtu/day during both the winter and summer seasons. The other contract is for pipeline capacity through 2028 for 30,000 MMBtu/day during the winter season. LG&E has a single contract with a second pipeline with a total capacity of 20,000 MMBtu/day during both the winter and summer seasons that expires in 2030.

LG&E expects to purchase natural gas supplies for its gas distribution operations from onshore producing regions in South Texas, East Texas, North Louisiana and Arkansas, as well as gas originating in the Marcellus and Utica production areas.

(PPL, LG&E and KU)

Transmission

LG&E and KU contract with the Tennessee Valley Authority to act as their transmission reliability coordinator and contract with TranServ International, Inc. to act as their independent transmission organization.

Rates

LG&E is subject to the jurisdiction of the KPSC and the FERC, and KU is subject to the jurisdiction of the KPSC, the FERC and the VSCC. LG&E and KU operate under a FERC-approved open access transmission tariff.

LG&E's and KU's Kentucky base rates are calculated based on a return on capitalization (common equity, long-term debt and short-term debt) including adjustments for certain net investments and costs recovered separately through other means. As such, LG&E and KU generally earn a return on regulatory assets in Kentucky.

KU's Virginia base rates are calculated based on a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except for regulatory assets and liabilities related to the levelized fuel factor, accumulated deferred income taxes, pension and postretirement benefits, and AROs related to certain CCR impoundments, are excluded from the return on rate base utilized in the calculation of Virginia base rates, no return is earned on the related assets.

KU's rates to two municipal customers for wholesale power requirements are calculated based on annual updates to a formula rate that utilizes a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except accumulated deferred income taxes, are excluded from the return on rate base utilized in the development of municipal rates, no return is earned on the related assets.

See "Financial and Operational Developments" in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 to the Financial Statements for additional information on current rate proceedings and rate mechanisms.

Pennsylvania Regulated Segment *(PPL)*

The Pennsylvania Regulated segment consists of PPL Electric, a regulated public utility engaged in the distribution and transmission of electricity.

(PPL and PPL Electric)

PPL Electric delivers electricity to approximately 1.5 million customers in a 10,000-square mile territory in 29 counties within eastern and central Pennsylvania. PPL Electric also provides electricity to retail customers in this territory as a PLR under the Customer Choice Act.

Franchise, Licenses and Other Regulations

PPL Electric is authorized to provide electric public utility service throughout its service area as a result of grants by the Commonwealth of Pennsylvania in corporate charters to PPL Electric and companies that it has succeeded, and as a result of certification by the PAPUC. PPL Electric is granted the right to enter the streets and highways by the Commonwealth subject to certain conditions. In general, such conditions have been met by ordinance, resolution, permit, acquiescence or other action by an appropriate local political subdivision or agency of the Commonwealth.

Competition

Pursuant to authorizations from the Commonwealth of Pennsylvania and the PAPUC, PPL Electric operates a regulated distribution monopoly in its service area. Accordingly, PPL Electric does not face competition in its electricity distribution business. Pursuant to the Customer Choice Act, generation of electricity is a competitive business in Pennsylvania, and PPL Electric does not own or operate any generation facilities.

The PPL Electric transmission business, operating under a FERC-approved PJM Open Access Transmission Tariff, is subject to competition pursuant to FERC Order 1000 from entities that are not incumbent PJM transmission owners with respect to the construction and ownership of transmission facilities within PJM.

Rates and Regulation

Transmission

PPL Electric's transmission facilities are within PJM, which operates the electricity transmission network and electric energy market in the Mid-Atlantic and Midwest regions of the U.S.

PJM serves as a FERC-approved Regional Transmission Operator (RTO) to promote greater participation and competition in the region it serves. In addition to operating the electricity transmission network, PJM also administers regional markets for energy, capacity and ancillary services. A primary objective of any RTO is to separate the operation of, and access to, the transmission grid from market participants that buy or sell electricity in the same markets. Electric utilities continue to own the transmission assets and to receive their share of transmission revenues, but the RTO directs the control and operation of the transmission facilities. Certain types of transmission investments are subject to competitive processes outlined in the PJM tariff.

PPL Electric's transmission revenues are billed in accordance with a FERC-approved Open Access Transmission Tariff that utilizes a formula-based rate recovery mechanism. Under this formula, beginning in 2023, rates are put into effect on January 1st of each year based upon actual expenditures from the most recently filed FERC Form 1, forecasted capital additions, and other data based on PPL Electric's books and records. 2023 is considered a transitional period as the calendar year rate approved by FERC became effective April 1, 2023. Rates are compared during the year to the estimated annual expenses and capital additions that will be filed in PPL Electric's annual FERC Form 1, filed under the FERC's Uniform System of Accounts. Under the mechanism, any difference between the revenue requirement in effect and actual expenditures incurred for that year

is recorded as a regulatory asset or regulatory liability, and the regulatory asset or regulatory liability is to be recovered from or returned to customers starting one year after the conclusion of the rate year.

As a PLR, PPL Electric also purchases transmission services from PJM. See "PLR" below.

See Note 7 to the Financial Statements for additional information on rate mechanisms and regulatory matters.

Distribution

PPL Electric's distribution base rates are calculated based on a return on rate base (net utility plant plus a cash working capital allowance less plant-related deferred taxes and other miscellaneous additions and deductions). All regulatory assets and liabilities, except accumulated deferred income taxes, are excluded from the return on rate base. Therefore, no return is earned on the related assets unless specifically provided for by the PAPUC. Currently, PPL Electric's Smart Meter rider and the DSIC are the only riders authorized to earn a return. Certain operating expenses are also included in PPL Electric's distribution base rates including wages and benefits, other operation and maintenance expenses, depreciation and taxes.

Pennsylvania's Alternative Energy Portfolio Standard (AEPS) requires electric distribution companies and electricity generation suppliers to obtain from alternative energy resources a portion of the electricity sold to retail customers in Pennsylvania. Under the default service procurement plans approved by the PAPUC, PPL Electric purchases all of the alternative energy generation supply it needs to comply with the AEPS.

Act 129 created an energy efficiency and conservation program, a demand side management program, smart metering technology requirements, new PLR generation supply procurement rules, remedies for market misconduct and changes to the existing AEPS.

Act 11 authorizes the PAPUC to approve two specific ratemaking mechanisms: the use of a fully projected future test year in base rate proceedings and, subject to certain conditions, the use of a DSIC. Such alternative ratemaking procedures and mechanisms provide opportunity for accelerated cost-recovery and, therefore, are important to PPL Electric as it is in a period of significant capital investment to maintain and enhance the reliability of its delivery system, including the replacement of aging assets. PPL Electric utilized the fully projected future test year mechanism in its 2015 base rate proceeding. PPL has had the ability to utilize the DSIC recovery mechanism since July 2013.

See Note 7 to the Financial Statements for additional information on rate mechanisms and legislative and regulatory matters.

PLR

The Customer Choice Act requires electric distribution companies, including PPL Electric, or an alternative supplier approved by the PAPUC, to act as a PLR of electricity supply for customers who do not choose to shop for supply with a competitive supplier and provides that electricity supply costs will be recovered by the PLR pursuant to PAPUC regulations. In 2023, the following average percentages of PPL Electric's customer load were provided by competitive suppliers: 42% of residential, 80% of small commercial and industrial and 97% of large commercial and industrial customers.

PPL Electric's electricity generation costs are established based upon the results of a competitive solicitation process. In December 2020, the PAPUC approved PPL Electric's default service plan for the period June 1, 2021 through May 31, 2025, which includes a total of eight solicitations for electricity supply held semiannually in April and October. Through December 31, 2023, six auctions of the plan were completed. This plan also includes eight solicitations for alternative energy credits held semiannually in January and July. Through January 2024, six alternative energy credit solicitations have been completed.

Pursuant to the plans, PPL Electric contracts for all of the electricity supply for residential, commercial and industrial customers who elect to take default service from PPL Electric. These solicitations contain a mix of products including 5-year block energy contracts for residential customers, 6- and 12-month fixed-price load-following contracts for residential and small commercial and industrial customers, 12-month real-time pricing contracts for large commercial and industrial customers, and alternative energy credit contracts for residential, commercial and industrial customers. These contracts fulfill PPL Electric's obligation to provide customer electricity supply as a PLR.

Numerous alternative suppliers have offered to provide generation supply in PPL Electric's service area. As the cost of generation supply is a pass-through cost for PPL Electric, its financial results are not impacted if its customers purchase electricity supply from these alternative suppliers.

Rhode Island Regulated Segment (PPL)

The Rhode Island Regulated segment consists primarily of the regulated electricity transmission and distribution operations and regulated distribution and sale of natural gas conducted by RIE.

RIE is engaged in the regulated transmission, distribution and sale of electricity and regulated distribution and sale of natural gas in Rhode Island. RIE provides electric service to approximately 514,000 customers and natural gas service to approximately 278,000 customers. RIE's service area covers substantially all of Rhode Island.

Franchises and Licenses

RIE provides electricity delivery service and natural gas distribution service in its service territory pursuant to certain franchises, licenses, statutory service areas, easements and other rights or permissions granted by the Rhode Island state legislature, cities or municipalities or other entities.

Competition

There are currently no other electric or gas public utilities operating within the service area of RIE.

Alternative energy sources such as electricity, oil, propane and other fuels indirectly impact RIE's natural gas revenues. Marketers may also compete to sell natural gas to certain large end-users. RIE's natural gas tariffs include gas price pass-through mechanisms relating to its sale of natural gas as a commodity. Therefore, customer natural gas purchases from alternative suppliers do not generally impact RIE's profitability. Some large industrial and commercial customers, however, may physically bypass RIE's facilities and seek delivery service directly from interstate pipelines or other natural gas distribution systems.

Rates and Regulation

In general, RIE operates subject to the jurisdiction of the FERC, the RIPUC and the Rhode Island Division of Public Utilities and Carriers.

Distribution

RIE owns and maintains electric and natural gas distribution networks in Rhode Island. Distribution revenues are primarily from the sale of electricity, natural gas, and related services to retail customers. Distribution sales are regulated by the RIPUC, which is responsible for approving the rates and other terms of services as part of the rate making process. Natural gas and electric distribution revenues are derived from the regulated sale and distribution of electricity and natural gas to residential, commercial, and industrial customers within RIE's service territory under the tariff rates. The tariff rates approved by the RIPUC are designed to recover the costs incurred by RIE for products and services provided, along with a return on investment.

RIE's distribution base rates are calculated based on a return on rate base (net utility plant plus a cash working capital allowance less plant-related deferred taxes and other miscellaneous additions and deductions). All regulatory assets and liabilities, except accumulated deferred income taxes, are excluded from the return on rate base. Therefore, no return is earned on the related assets unless specifically provided for by the RIPUC. Currently, RIE's ISR and Renewable Energy Growth Program adjustment mechanisms are the only mechanisms authorized to earn a return. Certain operating expenses are also included in RIE's distribution base rates including wages and benefits, other operation and maintenance expenses, depreciation, and taxes.

Transmission

RIE owns an electric transmission system in Rhode Island. RIE's transmission services are regulated by the FERC and coordinated with ISO – New England.

Deferral Mechanisms

RIE records revenues in accordance with accounting principles for rate-regulated operations for arrangements between RIE and the applicable regulator. These include various deferral mechanisms such as capital trackers, energy efficiency programs, and other programs that qualify as Alternative Revenue Programs (ARPs). ARPs enable RIE to adjust rates in the future, in response to past activities or completed events. RIE's electric and gas distribution rates both have a revenue decoupling mechanism, which allows for annual adjustments to the RIE's delivery rates, as a result of the reconciliation between allowed revenue and billed revenue. RIE also has other ARPs related to the achievement of certain objectives, demand side management initiatives, and certain other rate making mechanisms. RIE recognizes ARPs with a corresponding offset to a regulatory asset or liability account when the regulatory specified events or conditions have been met, when the amounts are determinable, and are probable of recovery (or payment) through future rate adjustments.

Last Resort Service

RIE is required by the RIPUC and by statute to provide Last Resort Service. Last Resort Service is available to all customers who have not elected to receive their electric supply from a non-regulated power producer or any customer who, for any reason, has stopped receiving generation service from a non-regulated power producer.

The charge for Last Resort Service is the sum of the applicable Last Resort Service charges in addition to all appropriate Retail Delivery charges as stated in the applicable tariff. The monthly charge for Last Resort Service also includes the costs incurred by RIE to comply with the Renewable Energy Standard, established in Rhode Island General Laws Section 39-26-1 and the costs to comply with the RIPUC's Rules Governing Energy Source Disclosure. The charge for Last Resort Service includes the administrative costs associated with the procurement of Last Resort Service, including an adjustment for uncollectible accounts as approved by the RIPUC.

Numerous alternative suppliers have offered to provide generation supply in RIE's service area. As the cost of generation supply is a pass-through cost for RIE, its financial results are not impacted if its customers purchase electricity supply from these alternative suppliers.

See Note 7 to the Financial Statements for additional information on rate mechanisms and regulatory matters.

<u>*Natural Gas Distribution Supply*</u>

To meet the projected annual gas supply requirements of approximately 37 Bcf, RIE has a portfolio of gas supply arrangements of varying contractual terms and durations to provide service to its customers. These natural gas supply arrangements include contracts with natural gas producers and marketers that reflect market price signals. RIE also has firm pipeline and underground storage capacity contracts to support the delivery of natural gas supplies to its customers. To manage the winter peak requirements for RIE customers, RIE contracts for liquified natural gas (LNG) service and owns and operates certain LNG storage facilities.

The RIE gas supply portfolio includes contracts for firm transportation service with eleven interstate pipeline companies and natural gas storage operators. These contracts have various termination dates with certain contracts being subject to evergreen renewal provisions providing RIE with flexibility in managing its upstream resource portfolio.

RIE has purchased and expects to continue to purchase natural gas supplies for its gas distribution operations from onshore producing regions accessed by its pipeline capacity portfolio in South Texas, East Texas, and Louisiana, as well as gas originating in the Marcellus and Utica production areas. RIE expects to purchase certain natural gas supplies that originate in Canada and from regional LNG import terminals.

Corporate and Other (PPL)

PPL Services provides PPL subsidiaries with administrative, management and support services. The costs of these services are charged directly to the respective recipients for the services provided or indirectly charged to applicable recipients based on an average of the recipients' relative invested capital, operation and maintenance expenses and number of employees or a ratio of overall direct and indirect costs.

PPL Capital Funding provides financing for the operations of PPL and certain subsidiaries. PPL's growth in rate-regulated businesses provides the organization with an enhanced corporate level financing alternative, through PPL Capital Funding, that enables PPL to cost effectively support targeted credit profiles across all of PPL's rated companies. As a result, PPL utilizes PPL Capital Funding as a source of capital in financings, in addition to continued direct financing by certain operating subsidiaries. Unlike those of PPL Services, PPL Capital Funding's costs are not generally charged to PPL subsidiaries. Costs are charged directly to PPL.

Beginning in 2023, the financing activity of LKE is included in Corporate and Other. Prior periods have been adjusted to reflect this change.

ENVIRONMENTAL MATTERS

(All Registrants)

The Registrants are subject to certain existing and developing federal, regional, state and local laws and regulations with respect to air and water quality, land use and other environmental matters, and may be subject to different and more stringent laws and regulations enacted in the future. The EPA and other federal agencies with jurisdiction over environmental matters have issued numerous environmental regulations relating to air, water and waste that directly affect the electric power industry. Due to these environmental issues, it may be necessary for the Registrants to modify or cease certain operations or operation of certain facilities to comply with statutes, regulations and other requirements of regulatory bodies or courts. In addition, legal challenges to environmental permits or rules add uncertainty to estimating future costs of complying with such permits and rules. The Biden administration is currently undertaking changes in a wide range of environmental programs.

See "Legal Matters" in Note 13 to the Financial Statements for a discussion of environmental commitments and contingencies. See "Financial Condition - Liquidity and Capital Resources - Forecasted Uses of Cash - Capital Expenditures" in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" for information on projected environmental capital expenditures for 2024 through 2026. See Note 19 to the Financial Statements for information related to the impacts of CCRs on AROs.

LG&E and KU are entitled to recover, through the ECR mechanism, certain costs of complying with the Clean Air Act, as amended, and other federal, state and local environmental requirements applicable to coal combustion wastes and by-products from coal-fired generating facilities upon KPSC review. Costs not covered by the ECR mechanism for LG&E and KU and all such costs for PPL Electric and RIE are subject to rate recovery at the discretion of the companies' respective state regulatory authorities, or the FERC, if applicable. Because PPL Electric and RIE do not own any generating plants, they have less exposure to related environmental compliance costs. The Registrants can provide no assurances as to the ultimate outcome of future proceedings before regulatory authorities.

Air

(PPL, LG&E and KU)

NAAQS

Applicable regulations require each state to identify areas within its boundaries that fail to meet the NAAQS, (known as nonattainment areas), and develop a state implementation plan to achieve and maintain compliance. States that are found to contribute significantly to another state's nonattainment with ozone standards are required to establish "good neighbor" state implementation plans. In addition, for attainment of ozone and fine particulates standards, certain states, including Kentucky, are subject to a regional EPA program known as the Cross-State Air Pollution Rule (CSAPR).

The Clean Air Act has a significant impact on the operation of fossil fuel generation plants. The Clean Air Act requires the EPA periodically to establish and review NAAQS for six pollutants: carbon monoxide, lead, nitrogen dioxide, ozone (contributed to by nitrogen oxide emissions), particulate matter and sulfur dioxide. In December 2020, the EPA released final actions keeping the existing NAAQS standard for particulate matter and ozone without change, but the EPA subsequently announced reconsideration of those decisions in June 2021. On February 7, 2024, the EPA released a pre-publication revision to the particulate matter standard that lowers the primary standard for fine particulates. Based on the new standard, the EPA could potentially designate Jefferson County, Kentucky (Louisville) as being in nonattainment with the new particulate matter standard and require additional particulate matter reductions from sources including LG&E's Mill Creek Station. The new particulate matter standard may also result in more stringent requirements for new generation located in nonattainment areas. PPL, LG&E, and KU are unable to predict future implementation actions or the outcome of future evaluations by the EPA and the states with respect to the NAAQS standards.

In January 2018, the EPA designated Jefferson County, Kentucky (Louisville) as being in nonattainment with the existing 2015 ozone standard. In 2020 and 2021, LG&E entered into agreements with the Louisville Metro Air Pollution Control District for temporary nitrogen oxide emission limits at LG&E's Mill Creek Station during those years to facilitate compliance with the ozone standard. In October 2022, Jefferson County was "bumped up" to the moderate nonattainment classification, but the Louisville Air Pollution Control District has applied to the EPA for Jefferson County to be redesignated as in attainment. If the EPA declines to issue such a redesignation, Jefferson County could be subject to additional requirements including requirements for installation of reasonably available control technology on coal-fired generating units. Compliance with such requirements may require installation of additional pollution controls or other compliance actions. PPL and LG&E are unable to determine the impact on operations until certain compliance determinations are made by the EPA and Kentucky.

In March 2021, the EPA released final revisions to the Cross-State Air Pollution Rule (CSAPR) aimed at ensuring compliance with the 2008 ozone NAAQS and providing for reductions in ozone season nitrogen oxide emissions for 2021 and subsequent years. Additionally, the EPA reversed its previous approval of the Kentucky State Implementation Plan with respect to these requirements. In March 2023, the EPA Administrator released a final Federal Implementation Plan under the Good Neighbor provisions of the Clean Air Act providing for significant additional nitrogen oxide emission reductions for compliance with the revised 2015 ozone NAAQS. The reductions in Kentucky state-wide nitrogen oxide budgets were scheduled to commence in 2023, with the largest reductions planned for 2026, based on the installation time frame for certain selective catalytic reduction controls, subject to future specific allowance calculations. PPL, LG&E and KU are currently assessing the potential impact of the Good Neighbor Plan revisions on operations. The rules provide for reduced availability of nitrogen oxide allowances that have historically permitted operational flexibility for fossil units and could potentially result in constraints that may require implementation of additional emission controls or accelerate implementation of lower emission generation technologies. In response to judicial orders that stayed the EPA's denial of certain state implementation plans, the EPA in July 2023 issued an interim stay of implementation of Good Neighbor Plan requirements for emission sources in several states including Kentucky.

Legal challenges to CSAPR and related determinations remain pending, and the U.S. Supreme Court will hear arguments on numerous stay applications filed by states and industry groups over the Good Neighbor Plan. In January 2023, the EPA released a proposed revision to increase the stringency of the current NAAQS for particulate matter. The EPA is continuing review of its previous determinations made in December 2020 to retain the existing NAAQS for ozone without change.

PPL, LG&E, and KU are unable to predict the ultimate outcome of pending litigation or future emission reductions that may be required by future federal rules or state implementation actions. Compliance with the NAAQS, CSAPR, Good Neighbor Plan, and related requirements may require installation of additional pollution controls or other compliance actions, inclusive of retirements, the costs of which PPL, LG&E and KU believe would be subject to rate recovery.

Proposed Modification of Mercury and Air Toxics Standards

In 2012, the EPA issued the Mercury and Air Toxics Standards (MATS) rule requiring reductions in mercury and other hazardous air pollutants from fossil fuel-fired power plants. LG&E and KU installed significant controls to achieve compliance with MATS and other rules. In April 2023, the EPA proposed to increase the stringency of MATS and further reduce emissions of certain hazardous air pollutants by reducing certain particulate matter standards by approximately two-thirds to reflect developments in control technologies. While the exact impact will depend on the provisions adopted in the final rule, PPL, LG&E, and KU do not expect significant operational changes or additional controls. PPL, LG&E, and KU will continue to monitor the ongoing rulemaking process.

Proposed Greenhouse Gas Standards

On May 11, 2023, the EPA released proposed rules under Section 111 of the Clean Air Act to establish performance standards and emissions limits aimed at reducing GHG emissions from certain new, existing, and modified fossil fuel-fired electric generating units (EGUs). The proposed standards would require phased implementation of carbon mitigation technologies including state-of-the-art efficiency requirements, carbon capture and sequestration, low GHG hydrogen co-firing, and natural gas co-firing. New natural gas EGUs would be immediately subject to the stricter efficiency standard. The EPA's proposed new GHG reduction requirements, if adopted, could potentially require significant additional compliance measures including changes in current operations, installation of capital equipment, and early retirement of certain coal-fired generating units. PPL, LG&E, and KU are unable to predict the precise impact of new GHG reduction requirements until issuance of final rules and resolution of related legal and regulatory proceedings. While the impact of new GHG reduction requirements on operations and financial results of operations could potentially be substantial, the cost of complying with such requirements is expected to be subject to rate recovery. PPL, LG&E, and KU will continue to monitor the ongoing rulemaking process.

Climate Change (All Registrants)

The Biden administration continues to undertake wide-ranging efforts to address climate change. Recent government actions and policy developments, including the President's announced goal of a carbon free electricity sector by 2035, could have far-reaching impacts on PPL's business operations, products, and services. On June 30, 2022, the U.S. Supreme Court ruled that provisions of the EPA's Clean Power Plan, premised on generation shifting from coal-fired plants to lower emitting natural gas-fired plants and renewables, exceeded the authority granted to the EPA under the Clean Air Act. The EPA has announced proposed new greenhouse gas rules discussed above. It is uncertain how the U.S. Supreme Court ruling may impact future EPA rulemaking. All of these developments are preliminary or ongoing in nature and the Registrants cannot predict the final outcome or ultimate impact on operations.

PPL has adopted a goal of net-zero carbon emissions by 2050, which PPL expects will include continuing to retire coal-fired generation and investing in research and innovation that will help to achieve this goal, while maintaining reliable and affordable energy in our service territories. The net-zero goal relates to direct and indirect carbon emissions consistent with Greenhouse Gas Protocol guidance and referenced by the EPA Center for Corporate Climate Leadership. Through 2021, PPL reduced carbon emissions nearly 60% from 2010 levels and is targeting a 70% reduction from 2010 levels by 2035 and an 80% reduction by 2040.

PPL is also aware of the various risks associated with climate change, including increased frequency and severity of severe weather. To address these risks, PPL continues to work to advance grid modernization and improve the Company's equipment to help mitigate the impacts of extreme weather events and improve reliability.

<u>Water/Waste</u> *(PPL, LG&E and KU)*

Clean Water Act

Regulations under the federal Clean Water Act dictate permitting and mitigation requirements for facilities and construction projects that impact "Waters of the United States". Many other requirements relate to power plant operations, including the treatment of pollutants in effluents prior to discharge, the temperature of effluent discharges and the location, design and construction of cooling water intake structures at generating facilities, and standards intended to protect aquatic organisms that become trapped at or pulled through cooling water intake structures at generating facilities. These requirements could impose significant costs for LG&E and KU, which are expected to be subject to rate recovery.

Clean Water Act Jurisdiction

Environmental groups and others have claimed that discharges to groundwater from leaking CCR impoundments at power plants are subject to Clean Water Act permitting. On April 12, 2019, the EPA released regulatory clarification finding that Clean Water Act jurisdiction does not cover such discharges to groundwater. On January 23, 2020, the EPA announced a final rule modifying the jurisdictional scope of the Clean Water Act. The announced rule revises the definition of the "Waters of the United States," including a revision to exclude groundwater from the definition. In April 2020, the U.S. Supreme Court issued a ruling that Clean Water Act jurisdiction may apply to certain discharges to groundwater that result in the functional equivalent of a direct discharge to navigable waters. PPL, LG&E, and KU are unaware of any unpermitted releases from their facilities that are subject to Clean Water Act jurisdiction, but future regulatory developments and judicial rulings could potentially subject certain releases from CCR impoundments and landfills to additional permitting and remediation requirements, which could impose substantial costs. Any associated costs are expected to be subject to rate recovery. PPL, LG&E and KU are unable to predict the outcome or financial impact of future regulatory proceedings and litigation.

Waters of the U.S.

PPL, LG&E, and KU are subject to permitting and mitigation requirements for certain construction activities that impact "Waters of the United States." On April 21, 2020, the EPA and U.S. Army Corps of Engineers published a final rule revising the definition of "Waters of the United States" to exclude jurisdiction over certain surface waters. On August 30, 2021, a U.S. District Court in Arizona vacated and remanded the rule. On December 7, 2021, the EPA and U.S. Army Corps of Engineers proposed to repeal the rule and restore the definition of "Waters of the United States" that was in place prior to 2015. On January 24, 2022, the U.S. Supreme Court granted review of a case raising the issue of the appropriate scope of the definition of "Waters of the United States" under the Clean Water Act. On January 18, 2023, the EPA and U.S. Army Corps of Engineers published a final revision to the rule broadening the definition of Waters of the United States and reverting to the pre-2015 regulatory framework. Although the broader definition incorporates additional water bodies, any resulting permitting, construction, and operational expenses are expected to be immaterial and subject to rate recovery.

On May 25, 2023, the U.S. Supreme Court issued an opinion in Sackett v. EPA holding that the government's jurisdiction to regulate wetlands under the Clean Water Act extends to wetlands with a continuous surface connection to bodies that are "waters of the United States." On September 8, 2023, the EPA issued a conforming rule that incorporated the holding of *Sackett* into federal definitions of waters of the United States; some states and industry groups have challenged the conforming rule as well. By limiting water bodies that fall within the jurisdiction of the Clean Water Act, the U.S. Supreme Court's decision could reduce the number of projects or the scope of project activities subject to federal permitting for wetlands. PPL, LG&E and KU are unable to predict the outcome of current or future litigation or regulatory proceedings, but do not expect a material impact on operations.

<u>Superfund and Other Remediation</u> *(All Registrants)*

From time to time, PPL's subsidiaries undertake testing, monitoring or remedial action in response to spills or other releases at various on-site and off-site locations, negotiate with the EPA and state and local agencies regarding actions necessary to comply with applicable requirements, negotiate with property owners and other third parties alleging impacts from PPL's operations and undertake similar actions necessary to resolve environmental matters that arise in the course of normal operations. Based on analyses to date, resolution of these environmental matters is not expected to have a significant adverse impact on the operations of PPL, PPL Electric, LG&E and KU.

Future cleanup or remediation work at sites not yet identified may result in significant additional costs for the Registrants. Insurance policies maintained by LG&E and KU may be available to cover certain of the costs or other obligations related to these matters, but the amount of insurance coverage or reimbursement cannot be estimated or assured.

See "Legal Matters" in Note 13 to the Financial Statements for additional information.

HUMAN CAPITAL

PPL, together with its subsidiaries, is committed to fostering an exceptional workplace for employees. PPL pledges to enable the success of its current and future workforce by cultivating a diverse, equitable and inclusive culture, fostering professional development, encouraging employee engagement, and ensuring a safe and healthy work environment. Matters related to these priorities and corporate culture are overseen by PPL's senior management, which provides updates to the PPL Board of Directors (the Board). Pursuant to its charter, the Compensation Committee of the Board of Directors also periodically reviews and assesses the Company's strategy for human capital management. PPL's investment in the success of its workforce is embodied in the following areas with dedicated leadership and Board oversight:

- Diversity, equity and inclusion (DEI) - Foster an inclusive, respectful and diverse workplace through a comprehensive DEI strategy and commitments. PPL created a chief diversity officer position in 2022 to lead the company's DEI efforts. Senior management reviews demographic metrics, DEI objectives and associated programs semi-annually. The Board also receives periodic updates from senior management on PPL's DEI strategy and initiatives.
- Employee engagement - Create a workplace that fosters an engaged, high-quality workforce. PPL's operating companies regularly conduct assessments related to employee engagement, safety and culture. Senior management reviews corporate culture with the Board at least annually.
- Professional development - Invest in the current and future workforce through training and development, succession planning and creation of a pipeline for internal advancement. Senior management reviews succession planning with the Compensation Committee of the Board on an annual basis.
- Comprehensive benefits - In addition to challenging careers and competitive salaries, PPL offers competitive benefits programs to attract and retain talent and support employees' well-being. PPL offers competitive vacation time, expanded leave for new parents, retirement programs, and internal and external development opportunities, including tuition reimbursement offerings for undergraduate and certain graduate degrees. Senior management conducts annual benchmarking of employee compensation and benefits.
- Safety and Compliance - PPL is committed to maintaining an ethical and safe workplace culture. Additional steps to ensure Board oversight in these areas include:

  - Safety – PPL implements programs focused on health and safety, including emergency preparedness, vehicle safety and accident prevention. Employees receive safety training and are encouraged to share, implement, and follow best practices. Senior management receives monthly safety data updates to determine whether additional safety measures should be implemented. The Board reviews the company's safety programs and results at least annually. The Board is also immediately engaged in the event of a fatality.
  - Compliance – The Corporate Compliance Committee, including senior executives, meets quarterly to discuss metrics and other matters related to the compliance and ethics culture. Among the items discussed are

statistics regarding Ethics Helpline reports and employee concerns. This information is also reviewed with the Audit Committee of the Board quarterly.

PPL will continue to engage with employees and to assess these priorities as we work to best position individuals and the company for future success. PPL had a turnover rate of 9.08% for the year ended December 31, 2023. Looking forward, PPL will maintain our strong focus on workforce planning to address future talent needs.

At December 31, 2023, PPL and its subsidiaries had the following full-time employees and employees represented by labor unions:

	Total Full-Time Employees	Number of Union Employees	Percentage of Total Workforce
PPL	6,629	2,450	37 %
PPL Electric	1,438	960	67 %
LG&E	927	592	64 %
KU	759	111	15 %

(PPL and KU)

In August 2023, KU and the IBEW local failed to reach agreement on an annual wage reopener under their existing labor agreement which expires on August 1, 2024. The agreement covers approximately 60 employees. The parties are currently operating under the terms of a general wage increase unilaterally implemented by KU. The IBEW local has filed certain unfair labor practice claims with the U.S. Department of Labor and approved a strike authorization vote. KU expects to begin negotiating their new contract during July 2024, ahead of the August expiration.

(PPL)

Labor agreement negotiations with the Rhode Island UWUA are expected to commence in March 2024. The current contracts cover over 530 employees and are scheduled to expire in May 2024.

CYBERSECURITY *(All Registrants)*

Processes for Identifying, Assessing and Managing Material Risks from Cybersecurity Threats

PPL's Chief Security Officer (CSO) is responsible for establishing PPL's cyber-risk management strategy for PPL and the other Registrants and reports directly to PPL's Chief Executive Officer. The CSO has over 25 years of experience leading technology and security organizations, has a degree in computer science, and holds professional certifications in information security, IT auditing, and privacy. He is also a member of nationally and internationally recognized industry and security organizations, including the Information Systems Audit and Control Association, International Association of Privacy Professionals, and the Domestic Security Alliance Council. PPL's VP – Cybersecurity is responsible for implementing and executing the cyber-risk management strategy. The VP – Cybersecurity is a seasoned cybersecurity professional with a wealth of experience safeguarding digital assets across multiple industries. He maintains a globally recognized cyber certification and has held multiple certifications in the areas of cyber risk and information control, and actively contributes to industry advancement as a member of national and international industry groups. The teams managed by the CSO and VP – Cybersecurity are comprised of seasoned experts in cyber and IT security and possess appropriate experience to safeguard the company's data, networks and systems, mitigate cyber risks and help prevent and combat cyber threats.

The Registrants manage cybersecurity risks through monitoring, defense and response tools, including independent third-party assessments, internal audit assessments of the program's effectiveness, intelligence reports, cybersecurity threat trends, implementation of governance models, industry collaboration and employee training and awareness. The Registrants are actively engaged in cybersecurity related industry forums, public-private partnerships with law enforcement, cross-industry peer groups, and other efforts to help improve the protection of the U.S. electric grid.

The Registrants utilize monitoring tools, including but not limited to, cybersecurity incident and event management, penetration testing, intrusion detection and prevention, vulnerability assessments and anti-virus systems to detect anomalous or suspicious system or network activity. The Registrants may also become aware of a potential cybersecurity event or incident through employee reports, notification by a third-party service provider or business partner with potential impact to the Registrants or their systems, customers or notification by a government agency. The Registrants' subject matter specialists from across the enterprise provide input and expertise into risk governance processes, including cybersecurity, information technology, legal, compliance, operations, and enterprise risk management.

In developing their cybersecurity programs, the Registrants are guided by various frameworks including the NIST Cybersecurity Framework, a voluntary framework that consists of standards, guidelines and best practices for managing cybersecurity risk, that is widely used by critical infrastructure industries to help determine and address the highest priority cybersecurity risks. The Registrants conduct regular internal cybersecurity audits and vulnerability assessments and regularly engage with third-party cybersecurity experts for external assessments of their cybersecurity controls, including technical, physical and social aspects, to better comprehend the scope and magnitude of active threats to the industry and nation and their potential impact on our systems.

PPL and the other Registrants also maintain a process to review the cyber risks that arise from the use of third-party service providers as well as programs and procedures to mitigate such risks internally and to assess the extent to which such providers effectively manage their own cyber risks.

The CSO chairs the Corporate Security Council, which holds regular meetings consisting of senior executive management and reviews and oversees cybersecurity risks. The VP – Cybersecurity chairs the Cybersecurity Governance Council, which governs actions to ensure that the Registrants are effectively managing cybersecurity risks, as well as the Cybersecurity Steering Committee, that drives accountability, establishes work priorities, and directs a portfolio of key cybersecurity projects and initiatives.

PPL has established an Executive Crisis Team comprised of PPL's executive leadership, including the Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Legal Officer, Chief Operating Officer, VP – Public Affairs and Sustainability, VP – Corporate Communications, and additional officers as circumstances may warrant, to allow the company to respond quickly to a crisis, including a cyber event. This team governs and manages corporate crisis preparedness across the business lines, operations, and functions. Material or potentially material risks are escalated to the Executive Crisis Team and other appropriate leadership for review and action.

Also, the Registrants' workforce undertakes mandatory role-based annual training on identifying, reporting, and escalating cyber and physical security concerns to further assist in the identification of risks as well as the acceptable use of corporate electronic resources. Additionally, all employees and contractors are required to participate in the Registrants' ethical cyber phishing campaign program.

In addition to these enterprise-wide initiatives, PPL's Kentucky, Pennsylvania and Rhode Island operations are subject to extensive and rigorous mandatory cybersecurity requirements that are developed and enforced by NERC and approved by the FERC to protect grid security and reliability. LG&E is also subject to certain security directives related to cybersecurity issued by the Department of Homeland Security's Transportation Security Administration in 2021. See Note 13 to the Financial Statements for additional information on these directives.

The Registrants have been subject to attempted cybersecurity threats and will likely continue to be subject to such attempts in the future. While PPL has not determined any cybersecurity incidents have materially affected the Registrants, including their business strategy, results of operations or financial condition, there can be no guarantee that the Registrants will not be the subject of future, successful attacks, threats or incidents, which may be material.

Oversight of Cybersecurity Risks by the Board of Directors and Management

PPL's Board of Directors oversees the Registrants' management of cybersecurity risk through various processes identified below.

The Board has direct oversight of the Registrants' cybersecurity programs through periodic reports from the CSO, at least twice a year, regarding cybersecurity matters and risks as well as the adequacy and effectiveness of our cybersecurity risk management program. Through these reports, the Board monitors the Registrants' programs, processes and procedures related to cybersecurity. The Board has directed the CEO and CSO to promptly inform the Board in the event of a material or potentially material cybersecurity event. Each member of the Board has access to management, including the CEO and CSO, to ask questions and engage on the company's approach to prevent, detect, assess, and mitigate cybersecurity risk. PPL's Board has several Board members with experience in cybersecurity, including one with a certificate in Cyber-Risk Oversight from the National Association of Corporate Directors.

A primary function of the Audit Committee is to assist the Board in the oversight of the identification, assessment and management of risk. Cybersecurity risks are included in PPL's enterprise risk management process and are reported to the Audit Committee of the Board on a quarterly basis or more frequently, as needed.

Combined Management's Discussion and Analysis of Financial Condition and Results of Operations

(All Registrants)

The following should be read in conjunction with the Registrants' Consolidated Financial Statements and the accompanying Notes. Capitalized terms and abbreviations are defined in the glossary. Dollars are in millions, except per share data, unless otherwise noted.

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes the following information:

- "Overview" provides a description of each Registrant's business strategy and a discussion of important financial and operational developments.

- "Results of Operations" for all Registrants includes a "Statement of Income Analysis," which discusses significant changes in principal line items on the Statements of Income, comparing 2023 with 2022. For PPL, "Results of Operations" also includes "Segment Earnings," which provides a detailed analysis of earnings by reportable segment. These discussions include the non-GAAP financial measure "Earnings from Ongoing Operations" and provide an explanation of the non-GAAP financial measure and a reconciliation of the measure to the most comparable GAAP measure.

- "Financial Condition - Liquidity and Capital Resources" provides an analysis of the Registrants' liquidity positions and credit profiles. This section also includes a discussion of forecasted sources and uses of cash and rating agency actions.

- "Financial Condition - Risk Management" provides an explanation of the Registrants' risk management programs relating to market and credit risk.

- "Application of Critical Accounting Policies" provides an overview of the accounting policies that are particularly important to the results of operations and financial condition of the Registrants and that require their management to make significant estimates, assumptions and other judgments of inherently uncertain matters.

For comparison of the Registrants' results of operations and cash flows for the years ended December 31, 2022 to December 31, 2021, refer to "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 2022 Form 10-K, filed with the SEC on February 17, 2023.

Overview

For a description of the Registrants and their businesses, see "Business."

Business Strategy *(All Registrants)*

PPL operates four regulated utilities located in Pennsylvania, Kentucky and Rhode Island. Each of these jurisdictions has distinct regulatory structures and each of the utilities has distinct customer classes.

PPL's strategy, which is supported by the other Registrants and subsidiaries, is to achieve industry-leading performance in safety, reliability, customer satisfaction and operational efficiency; to advance a clean energy transition while maintaining affordability and reliability; to maintain a strong financial foundation and create long-term value for our shareowners; to foster a diverse and exceptional workplace; and to build strong communities in areas that we serve.

Central to PPL's and the other Registrants' strategy is recovering capital project costs efficiently through various rate-making mechanisms, including periodic base rate case proceedings using forward test years, annual FERC formula rate mechanisms and other regulatory agency-approved recovery mechanisms designed to limit regulatory lag. In Kentucky, in addition to FERC formula rates, the KPSC has adopted a series of regulatory mechanisms (ECR, DSM, GLT, fuel adjustment clause, and gas supply clause) and recovery on construction work-in-progress that reduce regulatory lag and provide timely recovery of and return on, as appropriate, prudently incurred costs. In Pennsylvania, FERC formula rates, DSIC mechanism, Smart Meter Rider and other recovery mechanisms operate to reduce regulatory lag and provide for timely recovery of and a return on, as appropriate, prudently incurred costs. In Rhode Island, FERC formula rates, the gas cost adjustment, net metering, infrastructure, safety and reliability (ISR) and revenue decoupling mechanisms and other rate adjustment mechanisms operate to reduce regulatory lag and provide timely recovery of and return on, as appropriate, prudently incurred costs.

Financial and Operational Developments

Talen Litigation (PPL and PPL Electric)

On December 22, 2023, PPL announced that it entered into a settlement agreement (Settlement Agreement) with Talen Montana, LLC and affiliated entities (Talen) to resolve all claims made by Talen in Talen Montana, LLC et al. v. PPL Corp. et al, Adv. No 22-09001 pending before the U.S. Bankruptcy Court for the Southern District of Texas and arising out of the June 2015 spinoff of PPL Energy Supply, which was renamed Talen. Under the terms of the Settlement Agreement, PPL paid Talen $115 million and Talen dismissed all claims against PPL. Separately, PPL and Riverstone mutually agreed to dismiss all remaining claims in a settlement in January 2024. This matter is now concluded. See "Legal Matters" in Note 13 to the Financial Statements for additional information.

Purchase of Renewable Tax Credits (PPL)

During 2023, PPL purchased approximately $300 million of renewable tax credits, as allowed by the IRA. The credits were acquired at a discount. PPL believes that it will be able to monetize the acquired credits within the foreseeable future and recorded the associated benefit of the discount as a reduction of income taxes as of December 31, 2023. In addition, PPL recorded a deferred tax asset representing credits that will be utilized in future periods.

IRS Revenue Procedure 2023-15 (PPL and LG&E)

On April 14, 2023, the IRS issued Revenue Procedure 2023-15, which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. PPL and LG&E are currently reviewing the revenue procedure to determine its potential impact on their financial statements.

Regulatory Requirements

(All Registrants)

The Registrants cannot predict the impact that future regulatory requirements may have on their financial condition or results of operations.

(PPL, LG&E and KU)

Environmental Considerations for Coal-Fired Generation

The businesses of LG&E and KU are subject to extensive federal, state and local environmental laws, rules and regulations, including those pertaining to CCRs, GHG, and ELGs. See Notes 7, 13 and 19 to the Financial Statements for a discussion of these significant environmental matters. These and other environmental requirements led PPL, LG&E and KU to retire approximately 1,200 MW of coal-fired generating plants in Kentucky since 2010. As part of the long-term generation planning process, LG&E and KU evaluate a range of factors including the impact of potential stricter environmental regulations, fuel price scenarios, the cost of replacement generation, continued operations and major maintenance costs and the risk of major equipment failures in determining when to retire generation assets.

As a result of environmental requirements and aging infrastructure, LG&E has sought and obtained approval to retire two older coal-fired units at the Mill Creek Plant. Mill Creek Unit 1, with 300 MW of capacity, is expected to be retired in 2024. Mill Creek Unit 2, with 297 MW of capacity, is expected to be retired in 2027, subject to certain conditions. See Note 7 to the Financial Statements for additional information.

CPCN and SB 4 Application

On December 15, 2022, LG&E and KU filed an application with the KPSC for a CPCN for the construction and purchase of various generating facilities in conjunction with the retirement of four existing coal-fired generation units and three small gas-fired units. On March 24, 2023, Kentucky Senate Bill 4 (SB 4) went into effect, which requires KPSC approval of the retirement of fossil fuel-fired electric generating units in the state. On May 10, 2023, LG&E and KU filed an application with the KPSC seeking approval of the retirement of seven fossil fuel-fired generating units as required by SB 4. On May 16, 2023, the KPSC entered an Order consolidating the SB 4 filing proceeding into the CPCN case.

On November 6, 2023, the KPSC issued an order approving LG&E's and KU's requests (i) to construct a 640 MW net summer rating NGCC combustion turbine at LG&E's Mill Creek Generating Station in Jefferson County, Kentucky, (ii) to construct a 120 MWac solar photovoltaic electric generating facility in Mercer County, Kentucky, (iii) to acquire a 120 MWac solar facility to be built by a third-party solar developer in Marion County, Kentucky and (iv) to construct a 125 MW, 4-hour battery energy storage system facility at KU's E.W. Brown Generating Station. The KPSC denied the request to construct a 621 MW net summer rating NGCC combustion turbine at KU's E.W. Brown Generating Station in Mercer County, Kentucky at this time, based on the finding that the construction of this unit should be deferred with the construction date beginning on a date that provides for an in-service date in 2030. The order also authorized LG&E's and KU's entry into the four solar PPAs, subject to certain conditions, but deferred for future proceedings specific decisions on cost recovery treatment or mechanisms. Further, the order approved the new, adjusted or expanded energy efficiency programs contained in the requested 2024-2030 DSM plan.

The new NGCC facility will be jointly owned by LG&E (31%) and KU (69%) and the solar units will be jointly owned by LG&E (37%) and KU (63%), the battery storage unit will be owned by LG&E, and the proposed PPA transactions and DSM programs will be entered into or conducted jointly by LG&E and KU, consistent with LG&E and KU's shared dispatch, cost allocation, tariff or other frameworks.

See Note 7 to the Financial Statements for additional information.

Kentucky March 2023 Storm

On March 3, 2023, LG&E and KU experienced significant windstorm activity in their service territories, resulting in substantial damage to certain of LG&E's and KU's assets with total costs incurred through December 31, 2023 of $74 million ($33 million at LG&E and $41 million at KU). On March 17, 2023, LG&E and KU submitted a filing with the KPSC requesting regulatory asset treatment of the extraordinary operations and maintenance expenses portion of the costs incurred related to the windstorm. On April 5, 2023, the KPSC issued an order approving the request for accounting purposes, noting that approval for recovery would be determined in LG&E's and KU's next base rate cases. As of December 31, 2023, LG&E and KU recorded regulatory assets related to the storm of $8 million and $11 million.

FERC Transmission Rate Filing

In 2018, LG&E and KU applied to the FERC requesting elimination of certain on-going waivers and credits to a sub-set of transmission customers relating to the 1998 merger of LG&E's and KU's parent entities and the 2006 withdrawal of LG&E and KU from the Midcontinent Independent System Operator, Inc. (MISO), a regional transmission operator and energy market. The application sought termination of LG&E's and KU's commitment to provide certain Kentucky municipalities mitigation for certain horizontal market power concerns arising out of the 1998 LG&E and KU merger and 2006 MISO withdrawal. The amounts at issue are generally waivers or credits granted to a limited number of Kentucky municipalities for either certain LG&E and KU or MISO transmission charges incurred for transmission service received. In 2019, the FERC granted LG&E's

and KU's request to remove the ongoing credits, conditioned upon the implementation by LG&E and KU of a transition mechanism for certain existing power supply arrangements, which was subsequently filed, modified, and approved by the FERC in 2020 and 2021. In 2020, LG&E and KU and other parties filed appeals with the D.C. Circuit Court of Appeals regarding the FERC's orders on the elimination of the mitigation and required transition mechanism. In August 2022, the D.C. Circuit Court of Appeals issued an order remanding the proceedings back to the FERC. On May 18, 2023, the FERC issued an order on remand reversing its 2019 decision and requiring LG&E and KU to refund credits previously withheld, including under such transition mechanism. LG&E and KU filed a petition for review of the FERC's May 18, 2023 order with the D.C. Circuit Court of Appeals, and provided refunds in accordance with the FERC order on December 1, 2023. The FERC issued an order on LG&E and KU's compliance filing on November 16, 2023, and LG&E and KU filed a petition for review of this November 16 order on February 14, 2024. The proceedings at the D.C. Circuit Court of Appeals were held on abeyance until February 15, 2024, but a motion to hold the proceedings on abeyance for an additional 60 days was filed on February 15, 2024, to allow the FERC time to substantively address LG&E and KU's request for rehearing of the November 16 order. LG&E and KU cannot predict the ultimate outcome of the proceedings or any other post decision process but do not expect the annual impact to have a material effect on their operations or financial condition. LG&E and KU currently receive recovery of certain waivers and credits primarily through base rates increases, provided, however, that increases associated with the FERC's May 18, 2023 order are expected to be subject to future rate proceedings.

(PPL)

Advanced Metering Functionality (AMF)

In 2021, RIE filed its Updated AMF Business Case and Grid Modernization Plan (GMP) with the RIPUC in accordance with the Amended Settlement Agreement (ASA) approved by the RIPUC in August 2018, and which among other things, sought approval to deploy smart meters throughout the service territory. After PPL completed the acquisition of RIE, RIE filed a new AMF Business Case with the RIPUC in 2022, consisting of a detailed proposal for full-scale deployment of AMF across its electric service territory.

On September 27, 2023, the RIPUC unanimously approved RIE to deploy an AMF-based metering system for the electric distribution business. RIE is authorized to seek recovery of the approved capital investment through the ISR process with an overall multi-year cap on recovery at approximately $153 million, subject to certain terms, conditions and limitations with respect to the potential offsets and recoverability of certain costs. RIE is required to continue spending even if above the recovery cap, until it achieves the functionalities outlined in the AMF Business Case. RIE filed with the RIPUC (i) an updated electric Service Quality Plan on December 27, 2023 for RIPUC approval and (ii) additional compliance tariff provisions regarding recovery and updated cost schedules to reflect the RIPUC's decision on December 22, 2023 for RIPUC approval. RIE cannot predict the outcome of these matters.

Results of Operations

(PPL)

The "Statement of Income Analysis" discussion below describes significant changes in principal line items on the Statements of Income, comparing 2023 with 2022. The "Segment Earnings" discussions provides a review of results by reportable segment. These discussions include the non-GAAP financial measure "Earnings from Ongoing Operations" and provide an explanation of the non-GAAP financial measure and a reconciliation of the measure to the most comparable GAAP measure.

PPL: Statement of Income Analysis and Segment Earnings

Statement of Income Analysis

Net income for the years ended December 31 includes the following results:

	2023	2022	Change 2023 vs. 2022
Operating Revenues	$ 8,312	$ 7,902	$ 410
Operating Expenses			
Operation			
Fuel	733	931	(198)
Energy purchases	1,841	1,686	155
Other operation and maintenance	2,462	2,398	64
Depreciation	1,254	1,181	73
Taxes, other than income	392	332	60
Total Operating Expenses	6,682	6,528	154
Other Income (Expense) - net	(40)	54	(94)
Interest Expense	666	513	153
Income from Continuing Operations Before Income Taxes	924	915	9
Income Taxes	184	201	(17)
Income from Continuing Operations After Income Taxes	740	714	26
Income (Loss) from Discontinued Operations (net of income taxes) (Note 9)	—	42	(42)
Net Income (Loss)	$ 740	$ 756	$ (16)

Operating Revenues

The increase (decrease) in operating revenues was due to:

	2023 vs. 2022
PPL Electric distribution price (a)	$ 58
PPL Electric distribution volume (b)	(68)
PPL Electric PLR (c)	(61)
PPL Electric transmission formula rate (d)	51
LG&E volumes (b)	(37)
LG&E fuel and other energy purchases (e)	(157)
LG&E economic relief billing credit, net of amortization of $0	12
KU volumes (b)	(60)
KU fuel and other energy purchases (e)	(132)
KU economic relief billing credit, net of amortization of $0	5
Acquisition of RIE (f)	796
RIE energy purchases and other recoveries	(63)
RIE capital investment	23
RIE customer bill credits (g)	50
Other	(7)
Total	$ 410

(a) The increase was primarily due to reconcilable cost recovery mechanisms approved by the PAPUC.
(b) The decreases were primarily due to weather, along with other lower usage in 2023 at PPL Electric.
(c) The decrease was primarily due to the result of fewer PLR customers, lower customer volumes due to weather and other lower usage, partially offset by higher energy prices.
(d) The increase was primarily due to returns on additional transmission capital investments and recovery of related depreciation expense, partially offset by a lower PPL zonal peak load billing factor in the first quarter of 2023.
(e) The decrease was primarily due to lower recoveries of fuel and energy purchases due to lower commodity costs and volumes.
(f) The increase was primarily due to the results for 2023 including a full year of RIE operations compared to 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

(g) See Note 9 to the Financial Statements for additional information.

Fuel

Fuel expense decreased $198 million in 2023 compared with 2022, primarily due to a decrease in commodity costs of $46 million at LG&E and $89 million at KU and a decrease in volumes due to weather of $15 million at LG&E and $50 million at KU.

Energy Purchases

The increase (decrease) in energy purchases was due to:

	2023 vs. 2022
PPL Electric PLR volumes	$ (169)
PPL Electric PLR prices	92
PPL Electric alternative energy credits volumes	(12)
PPL Electric alternative energy credits prices	29
LG&E commodity costs	(52)
LG&E volumes (a)	(24)
RIE commodity costs	(62)
Acquisition of RIE (b)	354
Other	(1)
Total	$ 155

(a) The decrease was primarily due to weather.
(b) The increase was primarily due to the results for 2023 including a full year of RIE operations compared to 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

Other Operation and Maintenance

The increase (decrease) in other operation and maintenance was due to:

	2023 vs. 2022
LG&E plant operations and maintenance expenses	$ (13)
LG&E generation outage expenses	(12)
LG&E gas maintenance and losses expenses	(11)
KU plant operations and maintenance	(18)
KU generation outage expenses	(15)
KU vegetation management expenses	(19)
Acquisition of RIE (a)	217
Sale of Safari Holdings (b)	(54)
Transition costs associated with RIE	81
Transaction costs associated with RIE	(18)
Commitments made during RIE acquisition process (b)	(43)
Other	(31)
Total	$ 64

(a) The increase was primarily due to the results for 2023 including a full year of RIE operations compared to 2022, which includes only operations beginning on the acquisition date of May 25, 2022.
(b) See Note 9 to the Financial Statements for additional information.

Depreciation

Depreciation increased $73 million in 2023 compared with 2022, primarily due to the results for 2023 including a full year of RIE operations compared to 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

Taxes, Other Than Income

The increase (decrease) in taxes, other than income was due to:

	2023 vs. 2022	
State gross earnings and gross receipts tax (a)	$	20
Property tax expense (a)		42
Other		(2)
Total	$	60

(a) The increases were primarily due to the results for 2023 including a full year of RIE operations compared to 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

Other Income (Expense) - net

The increase (decrease) in other income (expense) - net was due to:

	2023 vs. 2022	
Defined benefit plans - non-service credits (Note 11)	$	(7)
Interest income		28
AFUDC - equity component		8
Talen litigation (a)		(125)
Other		2
Total	$	(94)

(a) See "Legal Matters - Talen Litigation" in Note 13 to the Financial Statements for additional information.

Interest Expense

The increase (decrease) in interest expense was due to:

	2023 vs. 2022	
Long-term debt (a)	$	144
Short-term debt		6
Other		3
Total	$	153

(a) The increase was primarily due to increased borrowings at LG&E, KU, PPL Electric, and PPL Capital Funding, along with higher rates at LG&E, KU and PPL Capital Funding. See Note 8 to the Financial Statements for additional information. The increase was also due to the results for 2023 including a full year of RIE operations compared to 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

Income Taxes

The increase (decrease) in income taxes was due to:

	2023 vs. 2022	
Change in pre-tax income	$	(8)
Income tax credits (a)		(19)
Amortization of excess deferred income taxes		6
Other		4
Total	$	(17)

(a) In addition to credits internally generated, in 2023, PPL purchased approximately $300 million of renewable tax credits, as allowed by the IRA. PPL recorded a current tax benefit and a deferred tax expense for the utilization of approximately $250 million of the credits in 2023 and prior years, per the three-year carry-back rule.

See Note 6 to the Financial Statements for additional information on income taxes.

Income (Loss) from Discontinued Operations (net of income taxes)

Income from discontinued operations (net of income taxes) decreased $42 million in 2023 compared with 2022. The decrease was due to an income tax benefit recorded in 2022 related to the 2021 sale of the U.K. utility business. See "Discontinued Operations" in Note 9 to the Financial Statements for summarized results of the operations of the U.K. utility business.

Segment Earnings

PPL's Net Income (Loss) by reportable segments was as follows:

	2023	2022	Change 2023 vs. 2022
Kentucky Regulated (a)	$ 552	$ 549	$ 3
Pennsylvania Regulated	519	525	(6)
Rhode Island Regulated	96	(44)	140
Corporate and Other (a)(b)	(427)	(316)	(111)
Discontinued Operations (c)	—	42	(42)
Net Income (Loss)	$ 740	$ 756	$ (16)

(a) The financing activity of LKE is presented in Corporate and Other beginning on January 1, 2023. Prior periods have been adjusted to reflect this change.
(b) Primarily represents financing and certain other costs incurred at the corporate level that have not been allocated or assigned to the segments, which are presented to reconcile segment information to PPL's consolidated results.
(c) See Note 9 to the Financial Statements for additional information.

Earnings from Ongoing Operations

Management utilizes "Earnings from Ongoing Operations" as a non-GAAP financial measure that should not be considered as an alternative to net income, an indicator of operating performance determined in accordance with GAAP. PPL believes that Earnings from Ongoing Operations is useful and meaningful to investors because it provides management's view of PPL's earnings performance as another criterion in making investment decisions. In addition, PPL's management uses Earnings from Ongoing Operations in measuring achievement of certain corporate performance goals, including targets for certain executive incentive compensation. Other companies may use different measures to present financial performance.

Earnings from Ongoing Operations is adjusted for the impact of special items. Special items are presented in the financial tables on an after-tax basis with the related income taxes on special items separately disclosed. Income taxes on special items, when applicable, are calculated based on the statutory tax rate of the entity where the activity is recorded. Special items may include items such as:

- Gains and losses on sales of assets not in the ordinary course of business.
- Impairment charges.
- Significant workforce reduction and other restructuring effects.
- Acquisition and divestiture-related adjustments.
- Significant losses on early extinguishment of debt.
- Other charges or credits that are, in management's view, non-recurring or otherwise not reflective of the company's ongoing operations.

PPL's Earnings from Ongoing Operations by reportable segment were as follows:

	2023	2022	Change 2023 vs. 2022
Kentucky Regulated (a)	$ 564	$ 557	$ 7
Pennsylvania Regulated	548	516	32
Rhode Island Regulated	152	65	87
Corporate and Other (a)	(81)	(97)	16
Earnings from Ongoing Operations	$ 1,183	$ 1,041	$ 142

(a) The financing activity of LKE is presented in Corporate and Other beginning on January 1, 2023. Prior periods have been adjusted to reflect this change.

See "Reconciliation of Earnings from Ongoing Operations" below for a reconciliation of this non-GAAP financial measure to Net Income.

Kentucky Regulated Segment

The Kentucky Regulated segment consists primarily of LG&E's and KU's regulated electricity generation, transmission and distribution operations, as well as LG&E's regulated distribution and sale of natural gas.

Net Income and Earnings from Ongoing Operations include the following results:

	2023	2022 (a)	Change 2023 vs. 2022
Operating Revenues	$ 3,452	$ 3,811	$ (359)
Fuel	733	931	(198)
Energy purchases	192	273	(81)
Other operation and maintenance	826	959	(133)
Depreciation	696	685	11
Taxes, other than income	93	92	1
Total operating expenses	2,540	2,940	(400)
Other Income (Expense) - net	12	12	—
Interest Expense	235	205	30
Income Taxes	137	129	8
Net Income	552	549	3
Less: Special Items	(12)	(8)	(4)
Earnings from Ongoing Operations	$ 564	$ 557	$ 7

(a) The financing activity of LKE is presented in Corporate and Other beginning on January 1, 2023. Prior periods have been adjusted to reflect this change.

The following after-tax gains (losses), which management considers special items, impacted the Kentucky Regulated segment's results and are excluded from Earnings from Ongoing Operations:

	Income Statement Line Item	2023	2022
Strategic corporate initiatives, net of tax of $0, $3 (a)	Other operation and maintenance	$ (1)	$ (8)
FERC transmission credit refund, net of tax of $2 (b)	Other operation and maintenance	(6)	—
Unbilled revenue estimate adjustment, net of tax of $2 (c)	Operating Revenues	(5)	—
Total		$ (12)	$ (8)

(a) Costs incurred related to PPL's corporate centralization efforts.
(b) Prior period impact related to a FERC refund order. See Note 7 to the Financial Statements for additional information.
(c) Prior period impact of a methodology change in determining unbilled revenues.

The changes in the components of the Kentucky Regulated segment's results between these periods were due to the factors set forth below, which exclude the items that management considers special.

	2023 vs. 2022
Operating Revenues	$ (352)
Fuel	198
Energy purchases	81
Other operation and maintenance	131
Depreciation	(11)
Taxes, other than income	(1)
Other Income (Expense) - net	—
Interest Expense	(30)
Income Taxes	(9)
Earnings from Ongoing Operations	7
Special Items, after-tax	(4)
Net Income	$ 3

- Lower operating revenues in 2023 compared with 2022, primarily due to a $290 million decrease in recoveries of fuel and energy purchases due to lower commodity costs and lower volumes and a $97 million decrease in sales volumes primarily due to weather, partially offset by a $17 million increase due to the expiration of the economic relief billing credit in June 2022.

- Lower fuel expense in 2023 compared with 2022, primarily due to a $135 million decrease in commodity costs and a $65 million decrease in volumes due to weather.

- Lower energy purchases in 2023 compared with 2022, primarily due to a $52 million decrease in commodity costs and a $24 million decrease in volumes due to weather.

- Lower other operation and maintenance expense in 2023 compared with 2022, primarily due to a $31 million decrease in plant operations and maintenance expenses, a $27 million decrease in generation outage expenses, a $21 million decrease in vegetation management expenses, an $11 million decrease in gas maintenance and losses expenses and other items that were not individually significant.

- Higher interest expense in 2023 compared with 2022, primarily due to a $16 million increase related to higher interest rates and a $13 million increase related to higher borrowings.

Pennsylvania Regulated Segment

The Pennsylvania Regulated segment includes the regulated electricity transmission and distribution operations of PPL Electric.

Net Income and Earnings from Ongoing Operations include the following results:

						Change
		2023		2022		2023 vs. 2022
Operating Revenues	$	3,008	$	3,030	$	(22)
Energy purchases		992		1,048		(56)
Other operation and maintenance		605		605		—
Depreciation		397		393		4
Taxes, other than income		143		149		(6)
Total operating expenses		2,137		2,195		(58)
Other Income (Expense) - net		39		35		4
Interest Expense		223		171		52
Income Taxes		168		174		(6)
Net Income		519		525		(6)
Less: Special Items		(29)		9		(38)
Earnings from Ongoing Operations	$	548	$	516	$	32

The following after-tax gains (losses), which management considers special items, impacted the Pennsylvania Regulated segment's results and are excluded from Earnings from Ongoing Operations:

	Income Statement Line Item	2023	2022
PA tax rate change (a)	Income Taxes	$ —	$ 9
PPL Electric billing issue, net of tax of $10 (b)	Other operation and maintenance	(23)	—
PPL Electric billing issue, net of tax of $0 (b)	Other Income (Expense) - net	(1)	—
Strategic corporate initiatives, net of tax of $1 (c)	Other operation and maintenance	(2)	—
Other non-recurring charges, net of tax of $1 (d)	Other operation and maintenance	(3)	—
Total		$ (29)	$ 9

(a) Impact of Pennsylvania state tax reform. See Note 6 to the Financial Statements for additional information.
(b) Certain expenses related to billing issues. See Note 7 to the Financial Statements for additional information.
(c) Costs incurred related to PPL's corporate centralization efforts.
(d) Certain expenses associated with a litigation settlement.

The changes in the components of the Pennsylvania Regulated segment's results between these periods are due to the factors set forth below, which exclude the items that management considers special.

	2023 vs. 2022
Operating Revenues	$ (22)
Energy purchases	56
Other operation and maintenance	40
Depreciation	(4)
Taxes, other than income	6
Other Income (Expense) - net	5
Interest Expense	(52)
Income Taxes	3
Earnings from Ongoing Operations	32
Special Items, after-tax	(38)
Net Income	$ (6)

• Lower operating revenues in 2023 compared to 2022, primarily due to $68 million of lower distribution volumes primarily related to weather and other lower usage in 2023, $61 million of lower PLR, partially offset by $58 million of higher distribution prices and $51 million of transmission formula rate impacts.

• Lower energy purchases in 2023 compared with 2022, primarily due to lower PLR volumes of $169 million and lower alternative energy credits volumes of $12 million, partially offset by higher PLR prices of $92 million and higher alternative energy credits prices of $29 million.

• Lower other operation and maintenance expense in 2023 compared to 2022, primarily due to lower vegetation management expenses of $19 million, lower other operations expenses of $12 million and lower cancelled projects of $9 million.

• Higher interest expense in 2023 compared to 2022, primarily due to increased borrowings.

Rhode Island Regulated Segment

The Rhode Island Regulated segment consists primarily of the regulated electricity transmission and distribution operations and regulated distribution and sale of natural gas conducted by RIE.

Net Income (Loss) and Earnings from Ongoing Operations include the following results:

	2023	2022	Change 2023 vs. 2022
Operating Revenues	$ 1,851	$ 1,038	$ 813
Energy purchases	658	365	293
Other operation and maintenance	705	531	174
Depreciation	156	92	64
Taxes, other than income	156	92	64
Total operating expenses	1,675	1,080	595
Other Income (Expense) - net	19	23	(4)
Interest Expense	83	39	44
Income Taxes	16	(14)	30
Net Income (Loss)	96	(44)	140
Less: Special Items	(56)	(109)	53
Earnings from Ongoing Operations	$ 152	$ 65	$ 87

The following after-tax gains (losses), which management considers special items, impacted the Rhode Island Regulated segment's results and are excluded from Earnings from Ongoing Operations:

	Income Statement Line Item	2023	2022
Acquisition integration, net of tax of $17, $18 (a)	Other operation and maintenance	$ (65)	$ (70)
Acquisition integration, net of tax of $0	Other Income (Expense) - net	—	1
Acquisition integration, net of tax of ($2), $10 (b)	Operating Revenues	8	(40)
Acquisition integration, net of tax of ($1)	Depreciation	2	—
Acquisition integration, net of tax of $0	Interest Expense	(1)	—
Total Special Items		$ (56)	$ (109)

(a) Primarily includes certain TSA costs for IT systems that will not be part of PPL's ongoing operations. 2022 also includes costs for certain commitments made during the acquisition process.

(b) The 2023 amount relates to the prior period impact of a methodology change for Infrastructure, Safety, and Reliability revenues. The 2022 amount relates to certain commitments made during the acquisition process.

The changes in the components of the Rhode Island Regulated segment's results between these periods are due to the factors set forth below, which exclude the items that management considers special.

	2023 vs. 2022
Operating Revenues	$ 753
Energy purchases	(293)
Other operation and maintenance	(180)
Depreciation	(67)
Taxes, other than income	(64)
Other Income (Expense) - net	(3)
Interest Expense	(43)
Income Taxes	(16)
Earnings from Ongoing Operations	87
Special Items, after-tax	53
Net Income	$ 140

- Higher operating revenues in 2023 compared with 2022, primarily due to $796 million resulting from the full year ended December 31, 2023 including a full year of RIE operations compared to the comparable period in 2022, which includes only operations beginning on the acquisition date of May 25, 2022, and a $23 million increase in capital investments, partially offset by a $63 million decrease in energy purchases and other recoveries.

- Higher energy purchases in 2023 compared with 2022, primarily due to $354 million resulting from the full year ended December 31, 2023 including a full year of RIE operations compared to the comparable period in 2022, which includes only operations beginning on the acquisition date of May 25, 2022, partially offset by a $62 million decrease in commodity costs.

- Higher other operation and maintenance expense in 2023 compared with 2022, primarily due to $186 million resulting from the full year ended December 31, 2023 including a full year of RIE operations compared to the comparable period in 2022, which includes only operations beginning on the acquisition date of May 25, 2022 and a $13 million increase in energy efficiency program expenses, partially offset by $19 million of lower transmission costs.

- Higher depreciation in 2023 compared with 2022, primarily due to the results for the full year ended December 31, 2023 including a full year of RIE operations compared to the comparable period in 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

- Higher taxes, other than income in 2023 compared with 2022, primarily due to the results for the full year ended December 31, 2023 including a full year of RIE operations compared to the comparable period in 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

- Higher interest expense in 2023 compared with 2022, primarily due to $29 million resulting from the full year ended December 31, 2023 including a full year of RIE operations compared to the comparable period in 2022, which includes only operations beginning on the acquisition date of May 25, 2022, and $14 million due to increased borrowings and higher interest rates.

- Higher income taxes in 2023 compared to 2022 primarily due to the results for the full year ended December 31, 2023 including a full year of RIE operations compared to the comparable period in 2022, which includes only operations beginning on the acquisition date of May 25, 2022.

Reconciliation of Earnings from Ongoing Operations

The following tables contain after-tax gains (losses), in total, which management considers special items, that are excluded from Earnings from Ongoing Operations, and a reconciliation to PPL's "Net Income" for the years ended December 31.

	2023				
	KY Regulated	PA Regulated	RI Regulated	Corporate and Other	Total
Net Income (Loss)	$ 552	$ 519	$ 96	$ (427)	$ 740
Less: Special Items (expense) benefit:					
Talen litigation costs, net of tax of $26 (a)	—	—	—	(99)	(99)
Strategic corporate initiatives, net of tax of $0, $1, $3 (b)	(1)	(2)	—	(10)	(13)
Acquisition integration, net of tax of $14, $58 (c)	—	—	(56)	(218)	(274)
Sale of Safari Holdings, net of tax of $0 (d)	—	—	—	(4)	(4)
PPL Electric billing issue, net of tax of $10 (e)	—	(24)	—	—	(24)
FERC transmission credit refund, net of tax of $2 (f)	(6)	—	—	—	(6)
Unbilled revenue estimate adjustment, net of tax of $2 (g)	(5)	—	—	—	(5)
Other non-recurring charges, net of tax of $1, $0 (h)	—	(3)	—	(15)	(18)
Total Special Items	(12)	(29)	(56)	(346)	(443)
Earnings from Ongoing Operations	$ 564	$ 548	$ 152	$ (81)	$ 1,183

(a) PPL incurred legal expenses related to litigation and settlement with its former affiliate, Talen Montana. See Note 13 to the Financial Statements for additional information.
(b) Represents costs primarily related to PPL's centralization efforts and other strategic efforts.
(c) Rhode Island Regulated primarily includes certain TSA costs for IT systems that will not be part of PPL's ongoing operations. Corporate and Other primarily includes integration and related costs associated with the acquisition of RIE.
(d) Primarily final closing and other related adjustments for the sale of Safari Holdings.
(e) Certain expenses related to billing issues. See Note 7 to the Financial Statements for additional information.
(f) Prior period impact related to a FERC refund order. See Note 7 to the Financial Statements for additional information.
(g) Prior period impact of a methodology change in determining unbilled revenues.

(h) PA Regulated includes certain expenses related to a litigation settlement. Corporate and Other primarily includes certain expenses related to distributed energy investments.

	KY Regulated (g)	PA Regulated	RI Regulated	Corporate and Other (g)	Discontinued Operations (a)	Total
	2022					
Net Income (Loss)	$ 549	$ 525	$ (44)	$ (316)	$ 42	$ 756
Less: Special Items (expense) benefit:						
Income (loss) from Discontinued Operations (a)	—	—	—	—	42	42
Talen litigation costs, net of tax of $0 (b)	—	—	—	1	—	1
Strategic corporate initiatives, net of tax of $3, $4 (c)	(8)	—	—	(15)	—	(23)
Acquisition integration, net of tax of $28, $39 (d)	—	—	(109)	(148)	—	(257)
PA tax rate change (e)	—	9	—	(4)	—	5
Sale of Safari Holdings, net of tax of $16 (f)	—	—	—	(53)	—	(53)
Total Special Items	(8)	9	(109)	(219)	42	(285)
Earnings from Ongoing Operations	$ 557	$ 516	$ 65	$ (97)	$ —	$ 1,041

(a) See Note 9 to the Financial Statements for additional information.
(b) PPL incurred legal expenses and received insurance reimbursement related to litigation with its former affiliate, Talen Montana. See Note 13 to the Financial Statements for additional information.
(c) Costs incurred primarily in connection with corporate centralization efforts.
(d) Rhode Island Regulated includes costs incurred primarily related to certain TSA costs for IT systems that will not be part of PPL's ongoing operations and costs for certain commitments made during the acquisition process. Corporate and Other primarily includes integration and related costs associated with the acquisition of RIE.
(e) Impact of Pennsylvania state tax reform. See Note 6 to the Financial Statements for additional information.
(f) Primarily the estimated loss on the sale of Safari Holdings at December 31, 2022.
(g) The financing activity of LKE is presented in Corporate and Other beginning on January 1, 2023. Prior periods have been adjusted to reflect this change.

Financial Condition

Liquidity and Capital Resources

(All Registrants)

The Registrants' cash flows from operations and access to cost-effective bank and capital markets are subject to risks and uncertainties.

The Registrants had the following at:

	PPL	PPL Electric	LG&E	KU
December 31, 2023				
Cash and cash equivalents	$ 331	$ 51	$ 18	$ 14
Short-term debt	992	509	—	93
Long-term debt due within one year	1	—	—	—
Notes payable with affiliates		—	—	—
December 31, 2022				
Cash and cash equivalents	$ 356	$ 25	$ 93	$ 21
Short-term debt	985	145	179	101
Long-term debt due within one year	354	340	—	13
Notes payable with affiliates		—	—	—

(PPL)

The Statements of Cash Flows separately report the cash flows of discontinued operations. The "Operating Activities," "Investing Activities" and "Financing Activities" sections below include only the cash flows of continuing operations.

(All Registrants)

Net cash provided by (used in) operating, investing and financing activities for the years ended December 31 and the changes between periods were as follows:

	PPL		PPL Electric		LG&E		KU
2023							
Operating activities	$	1,758	$	912	$	609	$	647
Investing activities		(2,383)		(958)		(378)		(566)
Financing activities		650		72		(280)		(64)
2022							
Operating activities	$	1,730	$	757	$	543	$	661
Investing activities		(5,654)		(387)		(360)		(547)
Financing activities		709		(366)		(99)		(106)
2023 vs. 2022 Change							
Operating activities	$	28	$	155	$	66	$	(14)
Investing activities		3,271		(571)		(18)		(19)
Financing activities		(59)		438		(181)		42

Operating Activities

The components of the change in cash provided by (used in) operating activities were as follows:

	PPL		PPL Electric		LG&E		KU
2023 vs. 2022							
Change - Cash Provided (Used):							
Net income	$	26	$	(6)	$	(6)	$	(10)
Non-cash components		81		(54)		(6)		(10)
Working capital		253		158		81		28
Defined benefit plan funding		(1)		(5)		3		1
Other operating activities		(331)		62		(6)		(23)
Total	$	28	$	155	$	66	$	(14)

(PPL)

PPL cash provided by operating activities in 2023 increased $28 million compared with 2022.
- Net income increased $26 million between periods and included an increase in net non-cash charges of $81 million. The increase in non-cash charges was primarily due to an increase in depreciation (primarily due to the acquisition of RIE) and an increase in deferred income taxes and investment tax credits (primarily due to book versus tax plant timing differences), partially offset by an increase in defined benefit plans income (primarily due to a higher expected return) and loss on sale of Safari Holdings in 2022.

- The $253 million increase in cash from changes in working capital was primarily due to a decrease in unbilled revenues (primarily due to weather and rate recovery mechanisms) and an increase in other current liabilities, partially offset by a decrease in accounts payable (primarily due to timing and pricing).

- The $331 million decrease in cash provided by other operating activities was driven by a decrease in non-current liabilities (primarily related to the purchase of renewable tax credits in 2023).

(PPL Electric)

PPL Electric's cash provided by operating activities in 2023 increased $155 million compared with 2022.
- Net income decreased $6 million between the periods and included a decrease in non-cash components of $54 million. The decrease in non-cash components was primarily due to a decrease in deferred income taxes and investment tax credits (primarily related to a change in state tax rates) and an increase in defined benefit plan income (primarily due to a higher expected return), partially offset by an increase in amortization expense (primarily due an increase in IT projects placed into service).

- The $158 million increase in cash from changes in working capital was primarily due to a decrease in unbilled revenue (primarily due to weather), an increase in regulatory liabilities (primarily due to prior years' refunds to customers related to the transmission formula rate return on equity reduction) and an increase in accrued interest (primarily due to new debt issuances in 2023), partially offset by an increase in accounts receivable and a decrease in accounts payable (primarily due to pricing).

- The $62 million increase in cash provided by other operating activities was driven primarily by other assets (primarily related to an increase in costs associated with work optimization and management projects).

(LG&E)

LG&E's cash provided by operating activities in 2023 increased $66 million compared with 2022.
- Net income decreased $6 million between the periods and included a decrease in non-cash components of $6 million. The decrease in non-cash components was primarily due to a decrease in deferred income taxes and investment tax credits (primarily due to book versus tax plant timing differences).

- Cash from changes in working capital increased by $81 million. The increase was primarily due to a decrease in accounts receivable and unbilled revenues (primarily due to weather) and a decrease in fuel, materials and supplies (primarily due to lower commodity costs), partially offset by a decrease in accounts payable and accounts payable to affiliates (primarily due to timing of payments).

- The $6 million decrease in cash provided by other operating activities was driven by an increase in other assets (primarily related to deferred storm costs recorded as noncurrent regulatory assets).

(KU)

KU's cash provided by operating activities in 2023 decreased $14 million compared with 2022.
- Net income decreased $10 million between the periods and included a decrease in non-cash components of $10 million The decrease in non-cash components was primarily due to a decrease in deferred income taxes and investment tax credits (primarily due to book versus tax plant timing differences).

- Cash from changes in working capital increased $28 million. The increase was primarily due to a decrease in accounts receivable and unbilled revenues (primarily due to weather), a decrease in fuel, materials and supplies (primarily due to an increase in commodity costs and the accumulation of inventory for transmission and distribution projects in 2022) and a decrease in net regulatory assets (primarily due to the timing of rate recovery mechanisms), partially offset by a decrease in accounts payable and accounts payable to affiliates (primarily due to timing of payments).

- The $23 million decrease in cash provided by other operating activities was driven by an increase in other assets (primarily related to deferred storm costs recorded as noncurrent regulatory assets).

Investing Activities

(All Registrants)

The components of the change in cash provided by (used in) investing activities were as follows:

2023 vs. 2022	PPL	PPL Electric	LG&E	KU
Change - Cash Provided (Used):				
Expenditures for PP&E	$ (235)	$ (70)	$ (7)	$ (25)
Proceeds from sale of Safari Holdings, net of cash divested	(146)	—	—	—
Acquisition of Narragansett Electric, net of cash acquired	3,660	—	—	—
Notes receivable from affiliate	—	(499)	—	—
Other investing activities	(8)	(2)	(11)	6
Total	$ 3,271	$ (571)	$ (18)	$ (19)

For PPL, the increase in expenditures for PP&E was due to a full year of project expenditures at RIE in 2023 and an increase in project expenditures at PPL Electric, LG&E and KU. The increase in expenditures at PPL Electric was primarily due to an increase in transmission capital spending projects. The increase in expenditures at KU was primarily due to higher spending on projects related to economic development in its service territory, storm restoration and Advanced Metering Infrastructure projects, partially offset by lower spending on ELG projects and other projects that are not individually significant.

See "Forecasted Uses of Cash" for detail regarding projected capital expenditures for the years 2024 through 2026.

For PPL Electric, the changes in "Notes receivable from affiliate" activity resulted from payments received on the short-term note between affiliates in 2022, issued to support general corporate purposes. See Note 14 to the Financial Statements for further discussion of intercompany borrowings.

Financing Activities

(All Registrants)

The components of the change in cash provided by (used in) financing activities were as follows:

2023 vs. 2022	PPL	PPL Electric	LG&E	KU
Change - Cash Provided (Used):				
Long-term debt issuance/retirement, net	$ 812	$ 89	$ (136)	$ (154)
Dividends	83	17	109	106
Capital contributions/distributions, net	—	126	(184)	(92)
Changes in net short-term debt	(909)	219	(289)	(109)
Note payable with affiliate	—	—	324	294
Other financing activities	(45)	(13)	(5)	(3)
Total	$ (59)	$ 438	$ (181)	$ 42

(All Registrants)

See Note 8 to the Financial Statements in this Form 10-K for information on 2023 activity.

See "Long-term Debt and Equity Securities" below for additional information on current year activity. See "Forecasted Sources of Cash" for a discussion of the Registrants' plans to issue debt and equity securities, as well as a discussion of credit facility capacity available to the Registrants. Also see "Forecasted Uses of Cash" for a discussion of PPL's plans to pay dividends on common securities in the future, as well as the Registrants' maturities of long-term debt.

Long-term Debt and Equity Securities

Long-term debt and equity securities activity for 2023 included:

| | Debt | | | Stock | |
	Issuances (a)	Retirements		Issuances (b)	Repurchases
Cash Flow Impact:					
PPL	$ 3,252	$ 1,854	$	5	$ —
PPL Electric	1,329	1,240		—	—
LG&E	464	300		—	—
KU	459	313		—	—

(a)   Issuances are net of pricing discounts, where applicable, and exclude the impact of debt issuance costs. Includes debt issuances with affiliates.
(b)   Includes issuances of common stock and treasury stock, which are included in "Other financing activities" on the Statements of Cash Flows.

See Note 8 to the Financial Statements for additional long-term debt information.

Forecasted Sources of Cash

(All Registrants)

The Registrants expect to continue to have adequate liquidity available from operating cash flows, cash and cash equivalents, credit facilities and commercial paper issuances to meet their requirements with respect to their contractual obligations and anticipated capital expenditures. Additionally, subject to market conditions, the Registrants and their subsidiaries may access the capital markets, and PPL Electric, LG&E and KU anticipate receiving equity contributions from their parent or member in 2024.

Credit Facilities

The Registrants maintain credit facilities to enhance liquidity, provide credit support and provide a backstop to commercial paper programs. Amounts borrowed under these credit facilities are reflected in "Short-term debt" on the Balance Sheets. At December 31, 2023, the total committed borrowing capacity under credit facilities and the borrowings under these facilities were:

External

	Committed Capacity	Borrowed	Letters of Credit and Commercial Paper Issued (d)	Unused Capacity
PPL Capital Funding Credit Facilities (a)	$ 1,350	$ —	$ 390	$ 960
PPL Electric Credit Facilities	650	—	511	139
LG&E Credit Facilities	500	—	—	500
KU Credit Facilities	400	—	93	307
Total Credit Facilities (b) (c)	$ 2,900	$ —	$ 994	$ 1,906

(a)   Includes a $1.25 billion syndicated credit facility with a $250 million borrowing sublimit for RIE and a $1 billion sublimit for PPL Capital Funding at December 31, 2023. RIE's borrowing sublimit is adjustable, at the borrowers' option, from $0 to $600 million, with the remaining balance of the $1.25

billion available under the facility allocated to PPL Capital Funding. At December 31, 2023, PPL Capital Funding had $365 million of commercial paper outstanding and RIE had $25 million of commercial paper outstanding. On January 5, 2024, the borrowing sublimits under the facility were reallocated to $400 million at RIE and $850 million at PPL Capital Funding.

(b)   The syndicated credit facilities and PPL Capital Funding's bilateral facility, each contain a financial covenant requiring debt to total capitalization not to exceed 70% for PPL Capital Funding, RIE, PPL Electric, LG&E and KU, as calculated in accordance with the facility, and other customary covenants.

The commitments under the credit facilities are provided by a diverse bank group, with no one bank and its affiliates providing an aggregate commitment of more than the following percentages of the total committed capacity: PPL - 9%, PPL Electric - 7%, LG&E - 7% and KU - 7%.

(c)   Each company pays customary fees under its respective syndicated credit facility. Borrowings generally bear interest at applicable SOFR, plus an applicable margin.

(d)   Commercial paper issued reflects the undiscounted face value of the issuance.

In addition to the financial covenants noted in the table above, the credit agreements governing the above credit facilities contain various other covenants. Failure to comply with the covenants after applicable grace periods could result in acceleration of repayment of borrowings and/or termination of the agreements. The Registrants monitor compliance with the covenants on a regular basis. At December 31, 2023, the Registrants were in compliance with these covenants. At this time, the Registrants believe that these covenants and other borrowing conditions will not limit access to these funding sources.

See Note 8 to the Financial Statements for further discussion of the Registrants' credit facilities.

Intercompany *(LG&E and KU)*

	Committed Capacity		Borrowed		Commercial Paper Issued		Unused Capacity	
LG&E Money Pool (a)	$	750	$	—	$	—	$	750
KU Money Pool (a)		650		—		93		557

(a)   LG&E and KU participate in an intercompany money pool agreement whereby LKE and/or KU make available to LG&E, and LKE and/or LG&E make available to KU funds up to the difference between LG&E's and KU's FERC borrowing limit and LG&E's and KU's commercial paper capacity limit, at an interest rate based on the lower of a market index of commercial paper issues and two additional rate options based on the lower of a market index of commercial paper issues and two additional rate options based on SOFR.

See Note 14 to the Financial Statements for further discussion of intercompany credit facilities.

Commercial Paper *(All Registrants)*

The Registrants maintain commercial paper programs to provide an additional financing source to fund short-term liquidity needs, as necessary. Commercial paper issuances, included in "Short-term debt" on the Balance Sheets, are supported by the respective Registrant's credit facilities. The following commercial paper programs were in place at:

	December 31, 2023					
	Capacity		Commercial Paper Issuances (b)		Unused Capacity	
PPL Capital Funding (a)	$	1,350	$	365	$	985
Rhode Island Energy (a)		400		25		375
PPL Electric		650		510		140
LG&E		500		—		500
KU		400		93		307
Total PPL	$	3,300	$	993	$	2,307

(a)   Issuances under the PPL Capital Funding and RIE commercial paper programs are supported by the PPL Capital Funding syndicated credit facility, which has a total capacity of $1.25 billion, with a $250 million borrowing sublimit for RIE and a $1 billion sublimit for PPL Capital Funding at December 31, 2023. RIE's borrowing sublimit is adjustable, at the borrowers' option, from $0 to $600 million, with the remaining balance of the $1.25 billion available under the facility allocated to PPL Capital Funding. On January 5, 2024, the borrowing sublimits under the facility were reallocated to $400 million at RIE and $850 million at PPL Capital Funding.

(b)   Commercial paper issued reflects the undiscounted face value of the issuance.

Long-term Debt and Equity Securities

(PPL)

PPL and its subsidiaries are authorized to issue, at the discretion of management and subject to market conditions, up to $3.5 billion of long-term debt securities, which includes the $650 million issued by PPL Electric in January 2024, the proceeds of which would be used to fund capital expenditures and for general corporate purposes. RIE is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $500 million of long-term debt securities, the proceeds of which would be used to repay short-term debt incurred to fund capital expenditures and for general corporate purposes.

(PPL Electric)

PPL Electric is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $1 billion of long-term debt securities, which includes the $650 million issued in January 2024, the proceeds of which would be used to fund capital expenditures and for general corporate purposes.

(LG&E)

LG&E is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $500 million of long-term debt securities, the proceeds of which would be used to repay short-term debt incurred to fund capital expenditures and for general corporate purposes.

(KU)

KU is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $500 million of long-term debt securities, the proceeds of which would be used to repay short-term debt incurred to fund capital expenditures and for general corporate purposes.

Contributions from Parent *(PPL Electric, LG&E and KU)*

From time to time, the parents of PPL Electric, LG&E and KU make capital contributions to subsidiaries. The proceeds from these contributions are used to fund capital expenditures and for other general corporate purposes.

Forecasted Uses of Cash

(All Registrants)

In addition to expenditures required for normal operating activities, such as purchased power, payroll, fuel and taxes, the Registrants currently expect to incur future cash outflows for capital expenditures, various contractual obligations, payment of dividends on its common stock, and possibly the purchase or redemption of a portion of debt securities.

Capital Expenditures

The table below shows the Registrants' current capital expenditure projections for the years 2024 through 2026. Expenditures for the domestic regulated utilities are expected to be recovered through rates, pending regulatory approval.

| | | Total | | Projected | | |
				2024 (a)	2025	2026
PPL						
Generating facilities	$	2,200	$	625	$ 850	$ 725

		Total		2024 (a)		Projected 2025		2026
Electric distribution facilities		3,275		1,075		1,125		1,075
Gas distribution facilities		1,050		300		375		375
Transmission facilities		3,700		1,000		1,275		1,425
Other		350		125		125		100
Total Capital Expenditures	$	10,575	$	3,125	$	3,750	$	3,700
PPL Electric								
Electric distribution facilities	$	1,325	$	500	$	425	$	400
Transmission facilities		2,300		675		800		825
Total Capital Expenditures	$	3,625	$	1,175	$	1,225	$	1,225
LG&E								
Generating facilities	$	1,050	$	250	$	450	$	350
Electric distribution facilities		500		150		175		175
Gas distribution facilities		300		75		125		100
Transmission facilities		150		50		50		50
Other		125		50		50		25
Total Capital Expenditures	$	2,125	$	575	$	850	$	700
KU								
Generating facilities	$	1,150	$	375	$	400	$	375
Electric distribution facilities		625		175		225		225
Transmission facilities		450		75		125		250
Other		225		75		75		75
Total Capital Expenditures	$	2,450	$	700	$	825	$	925

(a)   The 2024 total excludes amounts included in accounts payable as of December 31, 2023.

Capital expenditure plans are revised periodically to reflect changes in operational, market and regulatory conditions.

Contractual Obligations

The Registrants have assumed various financial obligations and commitments in the ordinary course of conducting business. At December 31, 2023, estimated contractual cash obligations were as follows:

		Total		2024		2025-2026		2027-2028		After 2028
PPL										
Long-term Debt (a)	$	14,775	$	1	$	1,455	$	1,778	$	11,541
Interest on Long-term Debt (b)		10,544		630		1,219		1,134		7,561
Operating Leases (c)		104		24		29		17		34
Purchase Obligations (d)		4,193		1,414		1,521		560		698
Total Contractual Cash Obligations	$	29,616	$	2,069	$	4,224	$	3,489	$	19,834
PPL Electric										
Long-term Debt (a)	$	4,649	$	—	$	—	$	108	$	4,541
Interest on Long-term Debt (b)		4,293		214		429		425		3,225
Unconditional Power Purchase Obligations		78		29		49		—		—
Total Contractual Cash Obligations	$	9,020	$	243	$	478	$	533	$	7,766
LG&E										
Long-term Debt (a)	$	2,489	$	—	$	390	$	260	$	1,839
Interest on Long-term Debt (b)		1,479		100		190		171		1,018
Operating Leases (c)		15		6		7		2		—

	Total	2024	2025-2026	2027-2028	After 2028
Coal and Natural Gas Purchase Obligations (e)	1,055	364	517	172	2
Unconditional Power Purchase Obligations (f)	296	26	48	47	175
Construction Obligations (g)	59	47	9	2	1
Other Obligations	66	30	29	4	3
Total Contractual Cash Obligations	$ 5,459	$ 573	$ 1,190	$ 658	$ 3,038
KU					
Long-term Debt (a)	$ 3,089	$ —	$ 414	$ 60	$ 2,615
Interest on Long-term Debt (b)	2,127	130	251	234	1,512
Operating Leases (c)	22	9	9	3	1
Coal and Natural Gas Purchase Obligations (e)	953	328	460	165	—
Unconditional Power Purchase Obligations (f)	132	12	22	21	77
Construction Obligations (g)	85	50	31	2	2
Other Obligations	108	46	47	11	4
Total Contractual Cash Obligations	$ 6,516	$ 575	$ 1,234	$ 496	$ 4,211

(a)   Reflects principal maturities based on stated maturity, sinking fund payments, or earlier put dates. See Note 8 to the Financial Statements for a discussion of variable-rate remarketable bonds issued on behalf of LG&E and KU. The Registrants do not have any significant finance lease obligations.

(b)   Assumes interest payments through stated maturity or earlier put dates. The payments herein are subject to change, as payments for debt that is or becomes variable-rate debt have been estimated.

(c)   See Note 10 to the Financial Statements for additional information.

(d)   The amounts include agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Primarily includes, as applicable, the purchase obligations of electricity, coal, natural gas and limestone, as well as certain construction expenditures, which are also included in the Capital Expenditures discussion above.

(e)   Represents contracts to purchase coal, natural gas and natural gas transportation. See Note 13 to the Financial Statements for additional information.

(f)   Represents future minimum payments under OVEC power purchase agreements through June 2040. See Note 13 to the Financial Statements for additional information.

(g)   Represents construction commitments, which are also reflected in the Capital Expenditures table presented above.

Dividends/Distributions

(PPL)

PPL views dividends as an integral component of shareowner return and expects to continue to pay dividends in amounts intended to maintain a capitalization structure that supports investment grade credit ratings. In November 2023, PPL declared its quarterly common stock dividend, payable January 2, 2024, at 24.00 cents per share (equivalent to $0.96 per annum). On February 16, 2024, PPL announced a quarterly common stock dividend of 25.75 cents per share, payable April 1, 2024, to shareowners of record as of March 8, 2024. Future dividends will be declared at the discretion of the Board of Directors and will depend upon future earnings, cash flows, financial and legal requirements and other factors.

Subject to certain exceptions, PPL may not declare or pay any cash dividend or distribution on its capital stock during any period in which PPL Capital Funding defers interest payments on its 2007 Series A Junior Subordinated Notes due 2067. At December 31, 2023, no interest payments were deferred.

(PPL Electric, LG&E and KU)

From time to time, as determined by their respective Board of Directors, the Registrants pay dividends, distributions or return capital, as applicable, to their respective shareholders or members. Certain of the credit facilities of PPL Electric, LG&E and KU include minimum debt covenant ratios that could effectively restrict the payment of dividends or distributions.

(All Registrants)

See Note 8 to the Financial Statements for these and other restrictions related to distributions on capital interests for the Registrants and their subsidiaries.

Purchase or Redemption of Debt Securities

The Registrants will continue to evaluate outstanding debt securities and may decide to purchase or redeem these securities in open market or privately negotiated transactions, in exchange transactions or otherwise, depending upon prevailing market conditions, available cash and other factors, and may be commenced or suspended at any time. The amounts involved may be material.

Rating Agency Actions

Moody's and S&P periodically review the credit ratings of the debt of the Registrants and their subsidiaries. Based on their respective independent reviews, the rating agencies may make certain ratings revisions or ratings affirmations.

A credit rating reflects an assessment by the rating agency of the creditworthiness associated with an issuer and particular securities that it issues. The credit ratings of the Registrants and their subsidiaries are based on information provided by the Registrants and other sources. The ratings of Moody's and S&P are not a recommendation to buy, sell or hold any securities of the Registrants or their subsidiaries. Such ratings may be subject to revisions or withdrawal by the agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to the securities.

The credit ratings of the Registrants and their subsidiaries affect their liquidity, access to capital markets and cost of borrowing under their credit facilities. A downgrade in the Registrants' or their subsidiaries' credit ratings could result in higher borrowing costs and reduced access to capital markets. The Registrants and their subsidiaries have no credit rating triggers that would result in the reduction of access to capital markets or the acceleration of maturity dates of outstanding debt.

The following table sets forth the Registrants' and their subsidiaries' credit ratings for outstanding debt securities or commercial paper programs as of December 31, 2023.

Issuer	Senior Unsecured		Senior Secured		Commercial Paper	
	Moody's	S&P	Moody's	S&P	Moody's	S&P
PPL						
PPL Capital Funding	Baa1	BBB+			P-2	A-2
Rhode Island Energy	A3	A-			P-2	A-2
PPL and PPL Electric						
PPL Electric			A1	A+	P-2	A-1
PPL, LG&E and KU						
LG&E			A1	A	P-2	A-2
KU			A1	A	P-2	A-2

The rating agencies have taken the following actions related to the Registrants and their subsidiaries.

(PPL)

In June 2023, Moody's assigned RIE's commercial paper a Short-Term Rating of P-2.

In June 2023, S&P assigned RIE's commercial paper a Short-Term Rating of A-2.

<u>Ratings Triggers</u> *(PPL, LG&E and KU)*

Various derivative and non-derivative contracts, including contracts for the sale and purchase of electricity and fuel, commodity transportation and storage, and interest rate instruments, contain provisions that require the posting of additional collateral or permit the counterparty to terminate the contract, if PPL's, LG&E's or KU's or their subsidiaries' credit rating, as applicable, were to fall below investment grade. See Note 17 to the Financial Statements for a discussion of "Credit Risk-Related Contingent Features," including a discussion of the potential additional collateral requirements for derivative contracts in a net liability position at December 31, 2023.

<u>Guarantees for Subsidiaries</u> *(PPL)*

PPL guarantees certain consolidated affiliate financing arrangements. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the consolidated affiliates' access to funds under these financing arrangements, accelerate maturity of such arrangements or limit the consolidated affiliates' ability to enter into certain transactions. At this time, PPL believes that these covenants will not limit access to relevant funding sources. See Note 13 to the Financial Statements for additional information about guarantees.

Other Contingent Obligations *(All Registrants)*

The Registrants have entered into certain agreements that may contingently require payment to a guaranteed or indemnified party. See Note 13 to the Financial Statements for a discussion of these agreements.

Risk Management

<u>Market Risk</u>

(All Registrants)

See Notes 1, 16 and 17 to the Financial Statements for information about the Registrants' risk management objectives, valuation techniques and accounting designations.

The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions and model assumptions. Actual future results may differ materially from those presented. These are not precise indicators of expected future losses, but are rather only indicators of possible losses under normal market conditions at a given confidence level.

Interest Rate Risk

PPL and its subsidiaries issue debt to finance their operations, which exposes them to interest rate risk. A variety of financial derivative instruments are utilized to adjust the mix of fixed and floating interest rates in their debt portfolios, adjust the duration of the debt portfolios and lock in benchmark interest rates in anticipation of future financing, when appropriate. Risk limits under PPL's risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of the debt portfolio due to changes in benchmark interest rates. In addition, the interest rate risk of certain subsidiaries is potentially mitigated as a result of the existing regulatory framework or the timing of rate cases.

The following interest rate hedges were outstanding at December 31:

		2023				**2022**		
	Exposure Hedged	**Fair Value, Net - Asset (Liability) (a)**	**Effect of a 10% Adverse Movement in Rates (b)**	**Maturities Ranging Through**	**Exposure Hedged**	**Fair Value, Net - Asset (Liability) (a)**	**Effect of a 10% Adverse Movement in Rates (b)**
PPL and LG&E							
Economic hedges							
Interest rate swaps (c)	$ 64	$ (7)	$ (1)	2033	$ 64	$ (7)	$ (1)

(a) Includes accrued interest, if applicable.

(b) Effects of adverse movements decrease assets or increase liabilities, as applicable, which could result in an asset becoming a liability. Sensitivities represent a 10% adverse movement in interest rates.

(c) Realized changes in the fair value of such economic hedges are recoverable through regulated rates and any subsequent changes in the fair value of these derivatives are included in regulatory assets or regulatory liabilities.

The Registrants are exposed to a potential increase in interest expense and to changes in the fair value of their debt portfolios. The estimated impact of a 10% adverse movement in interest rates on the fair value of debt and interest expense at December 31 is shown below.

	10% Adverse Movement in Rates on Fair Value of Debt		**10% Adverse Movement in Rates on Interest Expense For Floating Exposure**	
	2023	**2022**	**2023**	**2022**
PPL	$ 593	$ 495	$ 8	$ 16
PPL Electric	250	178	3	6
LG&E	95	84	—	3
KU	137	127	1	2

Commodity Price Risk

PPL is exposed to commodity price risk through its subsidiaries as described below.

- PPL Electric is required to purchase electricity to fulfill its obligation as a PLR. Potential commodity price risk is mitigated through its PAPUC-approved cost recovery mechanism and full-requirement supply agreements to serve its PLR customers which transfer the risk to energy suppliers.

- LG&E's and KU's rates include certain mechanisms for fuel, fuel-related expenses and energy purchases. In addition, LG&E's rates include a mechanism for natural gas supply costs. These mechanisms generally provide for timely recovery of market price fluctuations associated with these costs.

- RIE utilizes derivative instruments pursuant to its RIPUC-approved plan to manage commodity price risk associated with its natural gas purchases. RIE's commodity price risk management strategy is to reduce fluctuations in firm gas sales prices to its customers. RIE's costs associated with derivatives instruments are recoverable through its RIPUC- approved cost recovery mechanisms. RIE is required to purchase electricity to fulfill its obligation to provide Last Resort Service (LRS). Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms and full requirements service agreements to serve LRS customers, which transfer the risk to energy suppliers. RIE is required to contract through long-term agreements for clean energy supply under the Rhode Island Renewable Energy Growth program and Long-term Clean Energy Standard. Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms, which true-up cost differences between contract prices and market prices.

Volumetric Risk

Volumetric risk is the risk related to the changes in volume of retail sales due to weather, economic conditions or other factors. PPL is exposed to volumetric risk through its subsidiaries as described below.

- PPL Electric, LG&E and KU are exposed to volumetric risk on retail sales, mainly due to weather and other economic conditions for which there is limited mitigation between rate cases.
- RIE is exposed to volumetric risk, which is significantly mitigated by regulatory mechanisms. RIE's electric and gas distribution rates both have a revenue decoupling mechanism, which allows for annual adjustments to RIE's delivery rates.

Defined Benefit Plans - Equity Securities Price Risk

See "Application of Critical Accounting Policies - Defined Benefits" for additional information regarding the effect of equity securities price risk on plan assets.

<u>Credit Risk</u>

(All Registrants)

Credit risk is the potential loss that may be incurred due to a counterparty's non-performance.

PPL is exposed to credit risk from "in-the-money" transactions with counterparties, as well as additional credit risk through certain of its subsidiaries, as discussed below.

In the event a supplier of PPL, PPL Electric, LG&E or KU defaults on its contractual obligation, those Registrants would be required to seek replacement power or replacement fuel in the market. In general, subject to regulatory review or other processes, appropriate incremental costs incurred by these entities would be recoverable from customers through applicable rate mechanisms, thereby mitigating the financial risk for these entities.

PPL and its subsidiaries have credit policies in place to manage credit risk, including the use of an established credit approval process, daily monitoring of counterparty positions and the use of master netting agreements or provisions. These agreements generally include credit mitigation provisions, such as margin, prepayment or collateral requirements. PPL and its subsidiaries may request additional credit assurance, in certain circumstances, in the event that the counterparties' credit ratings fall below investment grade, their tangible net worth falls below specified percentages or their exposures exceed an established credit limit.

(All Registrants)

Related Party Transactions

The Registrants are not aware of any material ownership interests or operating responsibility by senior management in outside partnerships, including leasing transactions with variable interest entities, or other entities doing business with the Registrants. See Note 14 to the Financial Statements for additional information on related party transactions for PPL Electric, LG&E and KU.

Acquisitions, Development and Divestitures

The Registrants from time to time evaluate opportunities for potential acquisitions, divestitures, and development projects. See Note 9 to the Financial Statements for additional information on acquisition and divestiture activity. Development projects are reexamined based on market conditions and other factors to determine whether to proceed with, modify or terminate the projects. Any resulting transactions may impact future financial results.

Environmental Matters

Extensive federal, state and local environmental laws and regulations are applicable to the Registrants' air emissions, water discharges and the management of hazardous and solid waste, as well as other aspects of the Registrants' businesses. The costs of compliance or alleged non-compliance cannot be predicted with certainty but could be significant. In addition, costs may increase significantly if the requirements or scope of environmental laws or regulations, or similar rules, are expanded or changed. Costs may take the form of increased capital expenditures or operating and maintenance expenses, monetary fines, penalties or other restrictions. Many of these environmental law considerations are also applicable to the operations of key suppliers, or customers, such as coal producers and industrial power users, and may impact the costs for their products or their demand for the Registrants' services. Increased capital and operating costs are expected to be subject to rate recovery. The Registrants can provide no assurances as to the ultimate outcome of future environmental or rate proceedings before regulatory authorities.

See "Legal Matters" in Note 13 to the Financial Statements for a discussion of the more significant environmental claims. See "Financial Condition - Liquidity and Capital Resources - Forecasted Uses of Cash - Capital Expenditures" in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" for information on projected environmental capital expenditures for 2024 through 2026. See Note 19 to the Financial Statements for information related to the impacts of CCRs on AROs. See "Business - Environmental Matters" for additional information.

Sustainability

Increasing attention has been focused on a broad range of corporate activities under the heading of "sustainability", which has resulted in a significant increase in the number of requests from interested parties for information on sustainability topics. These parties range from investor groups focused on environmental, social, governance and other matters to non-investors concerned with a variety of public policy matters. Often the scope of the information sought is very broad and not necessarily relevant to an issuer's business or industry. As a result, a number of private groups have proposed to standardize the subject matter constituting sustainability, either generally or by industry. Those efforts remain ongoing. In addition, certain of these private groups have advocated that the SEC promulgate regulations requiring specific sustainability reporting under the Securities Exchange Act of 1934, as amended (the '34 Act), or that issuers voluntarily include certain sustainability disclosure in their '34 Act reports. In March 2022, the SEC proposed broad-based climate disclosure requirements for public companies. The proposed rule would require public companies to disclose direct and indirect GHG emissions, strategic insights, and certain financial implications in public disclosures. The proposed rulemaking elicited significant debate and comment. While a final rulemaking is currently expected to be issued in the first half of 2024, PPL cannot predict the final legal requirements or when the requirements will be effective.

As has been PPL's practice, to the extent sustainability issues have or may have a material impact on the Registrants' financial condition or results of operation, PPL discloses such matters in accordance with applicable securities law and SEC regulations. With respect to other sustainability topics that PPL deems relevant to investors but that are not required to be reported under applicable securities law and SEC regulation, PPL will continue each spring to publish its annual sustainability report including tracking reductions related to the company's goal to reduce carbon emissions and post that report on its corporate website at www.pplweb.com and on www.pplsustainability.com. Neither the information in such annual sustainability report nor the information at such websites is incorporated in this Form 10-K by reference, and it should not be considered a part of this Form 10-K. In preparing its sustainability report, PPL is guided by the framework established by the Global Reporting Initiative, which identifies environmental, social, governance and other subject matter categories. PPL also participates in efforts by the Edison Electric Institute and American Gas Association to provide the appropriate subset of sustainability information that can be applied consistently across the electric and gas utility industries. Additionally, PPL consults widely used reporting frameworks for discrete sustainability topics, including corporate political contributions and climate-related issues. PPL also responds to the climate survey of CDP, a not-for-profit organization based in the United Kingdom formerly known as the Carbon Disclosure Project, that runs the global disclosure system that enables investors, companies, cities, states and regions to measure and manage their environmental impacts.

Cybersecurity

See "Cybersecurity" for a discussion of cybersecurity risks affecting the Registrants and the related strategies for managing these risks.

Competition

See "Competition" under each of PPL's reportable segments in "Business - General - Segment Information" for a discussion of competitive factors affecting the Registrants.

New Accounting Guidance

There has been no new accounting guidance adopted in 2023, please refer to Note 21 for discussion of significant accounting guidance pending adoption as of December 31, 2023.

Application of Critical Accounting Policies

Financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to an understanding of the reported financial condition or results of operations and require management to make estimates or other judgments of matters that are inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the Financial Statements (these accounting policies are also discussed in Note 1 to the Financial Statements). Senior management has reviewed with PPL's Audit Committee these critical accounting policies, the following disclosures regarding their application, and the estimates and assumptions regarding them.

Defined Benefits *(All Registrants)*

Certain of the Registrants and/or their subsidiaries sponsor or participate in certain qualified funded and non-qualified unfunded defined benefit pension plans and both funded and unfunded other postretirement benefit plans. See Notes 1, 7 and 11 to the Financial Statements for additional information about the plans and the accounting for defined benefits.

A summary of plan sponsors by Registrant and whether a Registrant or its subsidiaries sponsor (S) or participate in and receives allocations (P) from those plans is shown in the table below.

Plan Sponsor	PPL	PPL Electric	LG&E	KU
PPL Services	S	P		
LKE			P	P

Management makes certain assumptions regarding the valuation of benefit obligations and the performance of plan assets. As such, annual net periodic defined benefit costs are recorded in current earnings or regulatory assets and liabilities based on estimated results. Any differences between actual and estimated results are recorded in AOCI or, in the case of PPL Electric, LG&E and KU, regulatory assets and liabilities for amounts that are expected to be recovered through regulated customer rates. These amounts in AOCI or regulatory assets and liabilities are amortized to income over future periods. The significant assumptions are:

- Discount Rate - In selecting the discount rates for defined benefit plans, the plan sponsors start with a cash flow analysis of the expected benefit payment stream for their plans. The plan-specific cash flows are matched against the coupons and expected maturity values of Aa-rated non-callable (or callable with make-whole provisions) bonds that could be purchased for a hypothetical settlement portfolio. The plan sponsors then use the single discount rate derived from matching the discounted benefit payment stream to the market value of the selected bond portfolio.

- Expected Return on Plan Assets - The expected long-term rates of return for pension and other postretirement benefits are based on management's projections using a best-estimate of expected returns, volatilities and correlations for each asset class. Each plan's specific current and expected asset allocations are also considered in developing a reasonable return assumption.

- Rate of Compensation Increase - Management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement. In selecting a rate of compensation increase, plan sponsors consider past experience, the potential impact of movements in inflation rates and expectations of ongoing compensation practices.

See Note 11 to the Financial Statements for details of the assumptions selected for pension and other postretirement benefits. A variance in the assumptions could significantly impact accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and AOCI or regulatory assets and liabilities.

The following tables reflect changes in certain assumptions based on the Registrants' primary defined benefit plans. The inverse of this change would have the opposite impact on accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and AOCI or regulatory assets and liabilities. The sensitivities below reflect an evaluation of the change based solely on a change in that assumption.

Actuarial assumption	Increase (Decrease)
Discount Rate	(0.25%)
Expected Return on Plan Assets	(0.25%)
Rate of Compensation Increase	0.25 %

Actuarial assumption	Increase (Decrease) Defined Benefit Asset		Increase (Decrease) Defined Benefit Liabilities		(Increase) Decrease AOCI (pre-tax)		Increase (Decrease) Net Regulatory Assets		Increase (Decrease) Defined Benefit Costs
PPL									
Discount rates	$	(21)	$	(80)	$	27	$	74	$	—
Expected return on plan assets		n/a		n/a		n/a		n/a		10
Rate of compensation increase		(3)		(7)		3		7		1
PPL Electric									
Discount rates		—		(35)		—		35		(1)
Expected return on plan assets		n/a		n/a		—		n/a		4
Rate of compensation increase		—		(3)		—		3		—
LG&E									
Discount rates		(9)		1		n/a		10		1
Expected return on plan assets		n/a		n/a		n/a		n/a		1
Rate of compensation increase		(1)		—		n/a		1		—
KU									
Discount rates		(7)		1		n/a		8		—
Expected return on plan assets		n/a		n/a		n/a		n/a		1
Rate of compensation increase		(1)		—		n/a		1		—

Income Taxes *(All Registrants)*

Significant management judgment is required in developing the Registrants' provision for income taxes, primarily due to the uncertainty related to tax positions taken or expected to be taken on tax returns and valuation allowances on deferred tax assets.

Additionally, significant management judgment is required to determine the amount of benefit recognized related to an uncertain tax position. On a quarterly basis, uncertain tax positions are reassessed by considering information known as of the reporting date. Based on management's assessment of new information, a tax benefit may subsequently be recognized for a previously unrecognized tax position, a previously recognized tax position may be derecognized, or the benefit of a previously recognized tax position may be remeasured. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact the financial statements in the future.

The need for valuation allowances to reduce deferred tax assets also requires significant management judgment. Valuation allowances are initially recorded and reevaluated each reporting period by assessing the likelihood of the ultimate realization of a deferred tax asset. Management considers several factors in assessing the expected realization of a deferred tax asset, including the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies. Any tax planning strategy utilized in this assessment must meet the recognition and measurement criteria utilized to account for an uncertain tax position. When evaluating the need for valuation allowances, the uncertainty posed by political risk on such factors is also considered by management. The amount of deferred tax assets ultimately realized may differ materially from the estimates utilized in the computation of valuation allowances and may materially impact the financial statements in the future.

See Note 6 to the Financial Statements for income tax disclosures.

Regulatory Assets and Liabilities *(All Registrants)*

PPL Electric, LG&E, KU and RIE are subject to cost-based rate regulation. As a result, the effects of regulatory actions are required to be reflected in the financial statements. Assets and liabilities are recorded that result from the regulated ratemaking process that may not be recorded under GAAP for non-regulated entities. Regulatory assets generally represent incurred costs that have been deferred because such costs are probable of future recovery in regulated customer rates. Regulatory liabilities are recognized for amounts expected to be returned through future regulated customer rates. In certain cases, regulatory liabilities are recorded based on an understanding or agreement with the regulator that rates have been set to recover costs that are expected to be incurred in the future, and the regulated entity is accountable for any amounts charged pursuant to such rates and not yet expended for the intended purpose.

Management continually assesses whether the regulatory assets are probable of future recovery by considering factors such as changes in the applicable regulatory and political environments, the ability to recover costs through regulated rates, recent rate orders to the Registrants and other regulated entities, and the status of any pending or potential deregulation legislation. Based on this continual assessment, management believes the existing regulatory assets are probable of recovery. This assessment reflects the current political and regulatory climate at the state and federal levels and is subject to change in the future. If future recovery of costs ceases to be probable, the regulatory asset would be written-off. Additionally, the regulatory agencies can provide flexibility in the manner and timing of recovery of regulatory assets.

See Note 7 to the Financial Statements for regulatory assets and regulatory liabilities recorded at December 31, 2023 and 2022, as well as additional information on those regulatory assets and liabilities. All regulatory assets are either currently being recovered under specific rate orders, represent amounts that are expected to be recovered in future rates or benefit future periods based upon established regulatory practices.

Price Risk Management *(PPL)*

See "Financial Condition - Risk Management" above.

Goodwill Impairment *(PPL, LG&E and KU)*

Goodwill is tested for impairment at the reporting unit level. The reporting units of PPL include the Kentucky Regulated reporting unit, the Pennsylvania Regulated reporting unit, and the Rhode Island Regulated reporting unit. LG&E and KU are each single reporting units. A goodwill impairment test is performed annually or more frequently if events or changes in circumstances indicate that the carrying amount of the reporting unit may be greater than the reporting unit's fair value.

The fair value of a reporting unit is compared with the carrying value and an impairment charge is recognized if the carrying amount exceeds the fair value of the reporting unit.

PPL, for its reporting units, and individually, LG&E and KU, may elect either to initially make a qualitative evaluation about the likelihood of an impairment of goodwill or to bypass the qualitative evaluation and test goodwill for impairment using a quantitative test. See "Long-Lived and Intangible Assets - Asset Impairment (Excluding Investments)" in Note 1 to the Financial Statements for further discussion of goodwill impairment tests. See Note 18 to the Financial Statements for information on goodwill balances by reportable segment at December 31, 2023.

As of October 1, 2023, PPL, for its reporting units, and individually, LG&E and KU, elected to perform the qualitative step zero evaluation of goodwill. These evaluations considered the excess of fair value over the carrying value of each reporting unit that was calculated during step one of the quantitative impairment tests performed in the fourth quarter of 2022, and the relevant events and circumstances that occurred since those tests were performed including:

- current year financial performance versus the prior year,
- changes in planned capital expenditures,
- the consistency of forecasted free cash flows,
- earnings quality and sustainability,
- changes in market participant discount rates,
- changes in long-term growth rates,
- changes in PPL's market capitalization, and
- the overall economic and regulatory environments in which these regulated entities operate.

Based on these evaluations, management concluded it was not more likely than not that the fair value of these reporting units was less than their carrying value. As such, the step one quantitative impairment test was not performed and no impairment was recognized.

Asset Retirement Obligations *(LG&E and KU)*

ARO liabilities are required to be recognized for legal obligations associated with the retirement of long-lived assets. Initial obligations are measured at estimated fair value. An ARO must be recognized when incurred if the fair value of the ARO can be reasonably estimated. An equivalent amount is recorded as an increase in the value of the capitalized asset and amortized to expense, regulatory assets or regulatory liabilities over the asset's useful life.

In determining AROs, management must make significant judgments and estimates to calculate fair value. Fair value is developed using an expected present value technique based on assumptions of market participants that consider estimated retirement costs in current period dollars, inflated to the anticipated retirement date and discounted back to the date the ARO was incurred. Changes in assumptions and estimates included within the calculations of the fair value of AROs could result in significantly different results than those identified and recorded in the financial statements. Estimated ARO costs and settlement dates, which affect the carrying value of the ARO and the related capitalized asset, are reviewed periodically to ensure that any material changes are incorporated into the ARO estimate. Any change to the capitalized asset is generally amortized over the remaining life of the associated long-lived asset.

See "Long-Lived and Intangible Assets - Asset Retirement Obligations" in Note 1, Note 7 and Note 19 to the Financial Statements for additional information on AROs.

At December 31, 2023, the total recorded balances and information on the most significant recorded AROs were as follows.

| | Total ARO Recorded | Most Significant AROs | | |
		Amount Recorded	% of Total	Description
LG&E	$ 85	$ 63	74	Ponds, landfills and natural gas mains
KU	66	37	56	Ponds and landfills

The most significant assumptions surrounding AROs are the forecasted retirement costs (including settlement dates and the timing of cash flows), discount and inflation rates. At December 31, 2023, a 10% increase to retirement cost would increase these ARO liabilities by $7 million at LG&E and $11 million at KU. A 0.25% decrease in the discount rate would increase these ARO liabilities by $5 million at LG&E and $1 million at KU and a 0.25% increase in the inflation rate would increase these ARO liabilities by $4 million at LG&E. There would be no significant change to the annual depreciation expense of the ARO asset or the annual accretion expense of the ARO liability as a result of these changes in assumptions.

Revenue Recognition - Unbilled Revenues *(PPL, LG&E and KU)*

For RIE, LG&E and KU, revenues related to the sale of energy are recorded when service is rendered or when energy is delivered to customers. Because customers are billed on cycles which vary based on the timing of actual meter reads taken throughout the month, estimates are recorded for unbilled revenues at the end of each reporting period. Such unbilled revenue amounts reflect estimates of deliveries to customers since the date of the last reading of their meters. The unbilled revenue estimates reflect consideration of factors including daily load models, estimated usage for each customer class, the effect of current and different rate schedules, the meter read schedule, the billing schedule, actual weather data, and, where applicable, the impact of weather normalization or other regulatory provisions of rate structures.

Other Information *(All Registrants)*

PPL's Audit Committee has approved the independent auditor to provide audit and audit-related services, tax services and other services permitted by Sarbanes-Oxley and SEC rules. The audit and audit-related services include services in connection with statutory and regulatory filings, reviews of offering documents and registration statements, and internal control reviews.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of PPL Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PPL Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities– Impact of Rate-Regulation on Regulatory Assets and Liabilities and Related Disclosures – Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

As discussed in Note 1 to the financial statements, the Company owns and operates four cost-based rate-regulated utilities for which rates are set by regulatory commissions to enable the regulated utility to recover the costs of providing electric or gas service, as applicable, and to provide a reasonable return to shareholders. As a result, the financial statements are subject to the accounting for certain types of regulation as prescribed by generally accepted accounting principles and reflect the effects of regulatory actions.

Regulatory assets are recognized for the effect of transactions or events where future recovery of underlying costs is probable in regulated customer rates. The effect of such accounting is to defer certain or qualifying costs that would otherwise currently be charged to expense. Regulatory liabilities are recognized for amounts expected to be returned through future regulated customer rates. The accounting for regulatory assets and regulatory liabilities is based on specific rate orders or, in certain cases, regulatory commission precedent for transactions or events. While the Company has indicated that it expects to recover costs from customers through regulated rates, there is a risk that the regulatory commissions will not approve full recovery of and return on such costs or approve recovery on a timely basis in future regulatory decisions.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management in continually assessing whether the regulatory assets are probable of future recovery by considering factors such as changes in the applicable regulatory environments, the ability to recover costs through regulated rates, and recent rate orders. Auditing these judgments required specialized knowledge of accounting for rate regulation due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by regulatory commissions included the following, among others:

- We tested the effectiveness of management's internal controls over evaluating the likelihood of recovery or refund in future rates of costs deferred as regulatory assets and liabilities. We tested the effectiveness of management's internal controls over the recognition of amounts as regulatory assets or liabilities and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We obtained and read relevant regulatory orders issued by the regulatory commissions for the Company and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the treatment of similar costs under similar circumstances.

- We evaluated the Company's disclosures related to the impacts of rate-regulation, including the balances recorded and regulatory developments.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
February 16, 2024

We have served as the Company's auditor since 2015.

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FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,
PPL Corporation and Subsidiaries

(Millions of Dollars, except share data)

	2023	2022	2021
Operating Revenues	$ **8,312**	$ 7,902	$ 5,783
Operating Expenses			
Operation			
Fuel	**733**	931	710
Energy purchases	**1,841**	1,686	752
Other operation and maintenance	**2,462**	2,398	1,608
Depreciation	**1,254**	1,181	1,082
Taxes, other than income	**392**	332	207
Total Operating Expenses	**6,682**	6,528	4,359
Operating Income	**1,630**	1,374	1,424
Other Income (Expense) - net (Note 15)	**(40)**	54	15
Interest Expense	**666**	513	918
Income from Continuing Operations Before Income Taxes	**924**	915	521
Income Taxes	**184**	201	503
Income from Continuing Operations After Income Taxes	**740**	714	18
Income (Loss) from Discontinued Operations (net of income taxes) (Note 9)	**—**	42	(1,498)
Net Income (Loss)	$ **740**	$ 756	$ (1,480)
Earnings Per Share of Common Stock:			
Basic			
Income from Continuing Operations After Income Taxes	$ **1.00**	$ 0.97	$ 0.03
Income (Loss) from Discontinued Operations (net of income taxes)	**—**	0.06	(1.96)
Net Income (Loss) Available to PPL Common Shareowners	$ **1.00**	$ 1.03	$ (1.93)
Diluted			
Income from Continuing Operations After Income Taxes	$ **1.00**	$ 0.96	$ 0.03
Income (Loss) from Discontinued Operations (net of income taxes)	**—**	0.06	(1.96)
Net Income (Loss) Available to PPL Common Shareowners	$ **1.00**	$ 1.02	$ (1.93)
Weighted-Average Shares of Common Stock Outstanding (in thousands)			
Basic	**737,036**	736,027	762,902
Diluted	**738,166**	736,902	764,819

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,
PPL Corporation and Subsidiaries

(Millions of Dollars)

	2023	2022	2021
Net income (loss)	**$ 740**	$ 756	$ (1,480)
Other comprehensive income (loss):			
Amounts arising during the period - gains (losses), net of tax (expense) benefit:			
Foreign currency translation adjustments, net of tax of $0, $0, ($123)	**—**	—	372
Qualifying derivatives, net of tax of $0, $0, $11	**—**	—	(39)
Equity investees' other comprehensive income (loss), net tax of $0, $0, $0	**1**	2	—
Defined benefit plans:			
Prior service costs, net of tax of $0, $0, $0	**—**	(1)	—
Net actuarial gain (loss), net of tax of $15, ($2), $1	**(41)**	11	(1)
Reclassifications from AOCI - (gains) losses, net of tax expense (benefit):			
Qualifying derivatives, net of tax of $0, ($1), ($5)	**3**	2	25
Defined benefit plans:			
Prior service costs, net of tax of ($1), ($1), ($1)	**1**	2	2
Net actuarial (gain) loss, net of tax of $0, ($7), ($33)	**(3)**	17	126
Reclassifications from AOCI due to sale of the U.K. utility business - (gains) losses, net of tax expense (benefit):			
Foreign currency translation adjustments, net of tax of $0, $0, $140	**—**	—	786
Qualifying derivatives, net of tax of $0, $0, $0	**—**	—	15
Defined benefit plans:			
Prior service costs, net of tax of $0, $0, ($2)	**—**	—	8
Net actuarial (gain) loss, net of tax of $0, $0, ($798)	**—**	—	2,769
Total other comprehensive income (loss)	**(39)**	33	4,063
Comprehensive income	**$ 701**	$ 789	$ 2,583

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,

PPL Corporation and Subsidiaries

(Millions of Dollars)

	2023	2022	2021
Cash Flows from Operating Activities			
Net income (loss)	$ 740	$ 756	$ (1,480)
Loss (income) from discontinued operations (net of income taxes)	—	(42)	1,498
Income from continuing operations (net of income taxes)	740	714	18
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	1,254	1,181	1,082
Amortization	81	52	39
Defined benefit plans - expense (income)	(73)	(16)	10
Deferred income taxes and investment tax credits	322	179	87
Stock compensation expense	33	37	37
Loss on sale of Safari Holdings	—	60	—
Impairment of solar panels	—	—	37
Loss on extinguishment of debt	—	—	395
Other	(29)	14	(27)
Change in current assets and current liabilities			
Accounts receivable	(170)	(176)	(14)
Accounts payable	(72)	358	24
Unbilled revenues	128	(197)	(5)
Fuel, materials and supplies	(60)	(90)	(21)
Taxes payable	6	(80)	27
Regulatory assets and liabilities, net	(37)	(119)	52
Accrued interest	27	1	(32)
Other	39	(89)	(9)
Other operating activities			
Defined benefit plans - funding	(13)	(12)	(53)
Other assets	(69)	(126)	(111)
Other liabilities	(349)	39	8
Net cash provided by operating activities - continuing operations	1,758	1,730	1,544
Net cash provided by operating activities - discontinued operations	—	—	726
Net cash provided by operating activities	1,758	1,730	2,270
Cash Flows from Investing Activities			
Expenditures for property, plant and equipment	(2,390)	(2,155)	(1,973)
Proceeds from sale of Safari Holdings, net of cash divested	—	146	—
Proceeds from sale of U.K. utility business, net of cash divested	—	—	10,560
Acquisition of Narragansett Electric, net of cash acquired	—	(3,660)	—
Other investing activities	7	15	(23)
Net cash provided by (used in) investing activities - continuing operations	(2,383)	(5,654)	8,564
Net cash provided by (used in) investing activities - discontinued operations	—	—	(607)
Net cash provided by (used in) investing activities	(2,383)	(5,654)	7,957
Cash Flows from Financing Activities			
Issuance of long-term debt	3,252	850	650
Retirement of long-term debt	(1,854)	(264)	(4,606)
Payment of common stock dividends	(704)	(787)	(1,279)
Purchase of treasury stock	—	—	(1,003)
Retirement of term loan	—	—	(300)
Retirement of commercial paper	—	—	(73)
Net increase (decrease) in short-term debt	7	916	(726)
Other financing activities	(51)	(6)	(7)
Net cash provided by (used in) financing activities - continuing operations	650	709	(7,344)
Net cash provided by (used in) financing activities - discontinued operations	—	—	(411)
Contributions from discontinued operations	—	—	365
Net cash provided by (used in) financing activities	650	709	(7,390)
Effect of Exchange Rates on Cash, Cash Equivalents and Restricted Cash included in Discontinued Operations	—	—	8
Net (Increase) Decrease in Cash, Cash Equivalents and Restricted Cash included in Discontinued Operations	—	—	284
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	25	(3,215)	3,129
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	357	3,572	443
Cash, Cash Equivalents and Restricted Cash at End of Period	$ 382	$ 357	$ 3,572
Supplemental Disclosures of Cash Flow Information			
Cash paid during the period for:			
Interest - net of amount capitalized	$ 604	$ 462	$ 191
Income taxes - net	$ 281	$ 163	$ 284
Significant non-cash transactions:			
Accrued expenditures for property, plant and equipment at December 31,	$ 220	$ 269	$ 245

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,
PPL Corporation and Subsidiaries

(Millions of Dollars, shares in thousands)

	2023	2022
Assets		
Current Assets		
Cash and cash equivalents	$ 331	$ 356
Accounts receivable (less reserve: 2023, $123; 2022, $87)		
Customer	950	896
Other	271	150
Unbilled revenues (less reserve: 2023, $4; 2022, $6)	428	552
Fuel, materials and supplies	505	443
Prepayments	103	92
Regulatory assets	293	258
Other current assets	51	77
Total Current Assets	2,932	2,824
Property, Plant and Equipment		
Regulated utility plant	38,608	36,961
Less: accumulated depreciation - regulated utility plant	9,156	8,352
Regulated utility plant, net	29,452	28,609
Non-regulated property, plant and equipment	72	92
Less: accumulated depreciation - non-regulated property, plant and equipment	23	46
Non-regulated property, plant and equipment, net	49	46
Construction work in progress	1,917	1,583
Property, Plant and Equipment, net	31,418	30,238
Other Noncurrent Assets		
Regulatory assets	1,874	1,819
Goodwill	2,247	2,248
Other intangibles	306	313
Other noncurrent assets (less reserve for accounts receivable: 2023, $2; 2022, $2)	459	395
Total Other Noncurrent Assets	4,886	4,775
Total Assets	$ 39,236	$ 37,837

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,
PPL Corporation and Subsidiaries

(Millions of Dollars, shares in thousands)

	2023	2022
Liabilities and Equity		
Current Liabilities		
Short-term debt	$ 992	$ 985
Long-term debt due within one year	1	354
Accounts payable	1,104	1,201
Taxes	130	124
Interest	124	97
Dividends	173	166
Regulatory liabilities	225	238
Other current liabilities	591	624
Total Current Liabilities	3,340	3,789
Long-term Debt	14,611	12,889
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes	3,105	3,007
Investment tax credits	114	117
Accrued pension obligations	275	206
Asset retirement obligations	133	138
Regulatory liabilities	3,340	3,412
Other deferred credits and noncurrent liabilities	385	361
Total Deferred Credits and Other Noncurrent Liabilities	7,352	7,241
Commitments and Contingent Liabilities (Notes 7 and 13)		
Equity		
Common stock - $0.01 par value (a)	8	8
Additional paid-in capital	12,326	12,317
Treasury stock	(948)	(967)
Earnings reinvested	2,710	2,681
Accumulated other comprehensive loss	(163)	(124)
Total Shareowners' Common Equity	13,933	13,915
Noncontrolling interests	—	3
Total Equity	13,933	13,918
Total Liabilities and Equity	$ 39,236	$ 37,837

(a)   1,560,000 shares authorized; 770,013 shares issued and 737,130 shares outstanding at December 31, 2023. 1,560,000 shares authorized; 770,013 shares issued and 736,487 shares outstanding at December 31, 2022.

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF EQUITY
PPL Corporation and Subsidiaries

(Millions of Dollars)

	Common stock shares outstanding (a)	Common stock	Additional paid-in capital	Treasury Stock	Earnings reinvested	Accumulated other comprehensive loss	Noncontrolling interest	Total
December 31, 2020	768,907	$ 8	$12,270	$ —	$ 5,315	$ (4,220)	$ —	$13,373
Common stock issued	983		29					29
Treasury stock	(34,778)			(1,003)				(1,003)
Stock-based compensation			4					4
Net income (loss)					(1,480)			(1,480)
Dividends and dividend equivalents (b)					(1,263)			(1,263)
Other comprehensive income (loss)						4,063		4,063
December 31, 2021	735,112	$ 8	$12,303	$	$ 2,572	$ (157)	$ —	$13,723
Common stock issued	123		5					5
Treasury stock	1,252			36				36
Stock-based compensation			9					9
Net income (loss)					756			756
Dividends and dividend equivalents (b)					(647)			(647)
Preferred stock							3	3
Other comprehensive income (loss)						33		33
December 31, 2022	736,487	$ 8	$12,317	$ (967)	$ 2,681	$ (124)	$ 3	$13,918
Treasury stock issued	643		4	19				23
Stock-based compensation			5					5
Net income (loss)					740			740
Dividends and dividend equivalents (b)					(711)			(711)
Preferred stock							(3)	(3)
Other comprehensive income (loss)						(39)		(39)
December 31, 2023	737,130	$ 8	$12,326	$ (948)	$ 2,710	$ (163)	$ —	$13,933

(a) Shares in thousands. Each share entitles the holder to one vote on any question presented at any shareowners' meeting.

(b) Dividends declared per share of common stock at December 31, 2023, 2022 and 2021 were: $0.960, $0.875 and $1.660.

The accompanying Notes to Financial Statements are an integral part of the financial statements.

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COMBINED NOTES TO FINANCIAL STATEMENTS

Index to Combined Notes to Consolidated Financial Statements

The notes to the consolidated financial statements that follow are a combined presentation. The following list indicates the Registrants to which the footnotes apply:

	Registrant			
	PPL	**PPL Electric**	**LG&E**	**KU**
1. Summary of Significant Accounting Policies	x	x	x	x
2. Segment and Related Information	x	x	x	x
3. Revenue from Contracts with Customers	x	x	x	x
4. Preferred Securities	x	x	x	x
5. Earnings Per Share	x			
6. Income and Other Taxes	x	x	x	x
7. Utility Rate Regulation	x	x	x	x
8. Financing Activities	x	x	x	x
9. Acquisitions, Development and Divestitures	x			
10. Leases	x	x	x	x
11. Retirement and Postemployment Benefits	x	x	x	x
12. Jointly Owned Facilities	x		x	x
13. Commitments and Contingencies	x	x	x	x
14. Related Party Transactions		x	x	x
15. Other Income (Expense) - net	x	x		
16. Fair Value Measurements	x	x	x	x
17. Derivative Instruments and Hedging Activities	x	x	x	x
18. Goodwill and Other Intangible Assets	x	x	x	x
19. Asset Retirement Obligations	x	x	x	x
20. Accumulated Other Comprehensive Income (Loss)	x			
21. New Accounting Guidance Pending Adoption	x	x	x	x

1. Summary of Significant Accounting Policies

(All Registrants)

General

Capitalized terms and abbreviations appearing in the combined notes to financial statements are defined in the glossary. Dollars are in millions, except per share data, unless otherwise noted. The specific Registrant to which disclosures are applicable is identified in parenthetical headings in italics above the applicable disclosure or within the applicable disclosure for each Registrants' related activities and disclosures. Within combined disclosures, amounts are disclosed for any Registrant when significant.

<u>Business and Consolidation</u>

(PPL)

PPL is a utility holding company that, through its regulated subsidiaries, is primarily engaged in: 1) the generation, transmission, distribution and sale of electricity and the distribution and sale of natural gas, primarily in Kentucky; 2) the transmission, distribution and sale of electricity in Pennsylvania; and 3) the transmission, distribution and sale of electricity and the distribution and sale of natural gas in Rhode Island. Headquartered in Allentown, PA, PPL's principal subsidiaries are LG&E, KU, RIE and PPL Electric. PPL's corporate level financing subsidiary is PPL Capital Funding.

On March 17, 2021, PPL WPD Limited entered into a share purchase agreement to sell PPL's U.K. utility business, which prior to its sale substantially represented PPL's U.K. Regulated segment, to a subsidiary of National Grid plc. The sale was completed on June 14, 2021. The results of operations of the U.K. utility business are classified as Discontinued Operations on PPL's Statements of Income for 2022 and 2021. PPL has elected to separately report the cash flows of continuing and discontinued operations on the Statements of Cash Flows for 2022 and 2021. Unless otherwise noted, the notes to these financial statements exclude amounts related to discontinued operations. See Note 9 for additional information.

On May 25, 2022, PPL Rhode Island Holdings, a wholly-owned subsidiary of PPL, acquired 100% of the outstanding shares of common stock of Narragansett Electric from National Grid U.S., a subsidiary of National Grid plc. Narragansett Electric, whose service area covers substantially all of Rhode Island, is primarily engaged in the transmission, distribution and sale of electricity and the distribution and sale of natural gas. The results of Narragansett Electric are included in the consolidated results of PPL from the date of the acquisition. Following the closing of the acquisition, Narragansett Electric provides services doing business under the name Rhode Island Energy (RIE). See Note 9 for additional information.

(PPL and PPL Electric)

PPL Electric's principal business is the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania and the regulated supply of electricity to retail customers in that territory as a PLR.

(PPL, LG&E and KU)

LG&E and KU are engaged in the generation, transmission, distribution and sale of electricity. LG&E also engages in the distribution and sale of natural gas. LG&E and KU maintain their separate identities and serve customers in Kentucky under their respective names. KU also serves customers in Virginia under the Old Dominion Power name.

(All Registrants)

The financial statements of the Registrants include each company's own accounts as well as the accounts of all entities in which the company has a controlling financial interest. Entities for which a controlling financial interest is not demonstrated through voting interests are evaluated based on accounting guidance for Variable Interest Entities (VIEs). The Registrants consolidate a VIE when they are determined to have a controlling interest in the VIE and, as a result, are the primary beneficiary of the entity. Amounts consolidated under the VIE guidance are not material to the Registrants.

All significant intercompany transactions have been eliminated.

The financial statements of PPL, LG&E and KU include their share of any undivided interests in jointly owned facilities, as well as their share of the related operating costs of those facilities. See Note 12 for additional information.

Regulation

(All Registrants)

PPL Electric, RIE, LG&E and KU are cost-based rate-regulated utilities for which rates are set by regulators to enable PPL Electric, RIE, LG&E and KU to recover the costs of providing electric or gas service, as applicable, and to provide a reasonable return to shareholders. Base rates are generally established based on a future test period. As a result, the financial statements are subject to the accounting for certain types of regulation as prescribed by GAAP and reflect the effects of regulatory actions. Regulatory assets are recognized for the effect of transactions or events where future recovery of underlying costs is probable in regulated customer rates. The effect of such accounting is to defer certain or qualifying costs that would otherwise currently be charged to expense. Regulatory liabilities are recognized for amounts expected to be returned through future regulated customer rates. In certain cases, regulatory liabilities are recorded based on an understanding or agreement with the regulator that rates have been set to recover expected future costs, and the regulated entity is accountable for any amounts charged pursuant to such rates and not yet expended for the intended purpose. The accounting for regulatory assets and regulatory liabilities is based on specific ratemaking decisions or precedent for each transaction or event as prescribed by the FERC or the applicable state regulatory commissions. See Note 7 for additional details regarding regulatory matters.

Accounting Records

The system of accounts for regulated entities is maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the applicable state regulatory commissions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Accruals

Potential losses are accrued when (1) information is available that indicates it is "probable" that a loss has been incurred, given the likelihood of uncertain future events and (2) the amount of loss can be reasonably estimated. Accounting guidance defines "probable" as cases in which "the future event or events are likely to occur." The Registrants continuously assess potential loss contingencies for environmental remediation, litigation claims, regulatory penalties and other events. Loss accruals for environmental remediation are discounted when appropriate.

The accrual of contingencies that might result in gains is not recorded, unless realization is assured.

Earnings Per Share *(PPL)*

EPS is computed using the two-class method, which is an earnings allocation method for computing EPS that treats a participating security as having rights to earnings that would otherwise have been available to common shareowners. Share-based payment awards that provide recipients a non-forfeitable right to dividends or dividend equivalents are considered participating securities.

Price Risk Management

(All Registrants)

Interest rate contracts are used to hedge exposure to changes in the fair value of debt instruments and to hedge exposure to variability in expected cash flows associated with existing floating-rate debt instruments or forecasted fixed-rate issuances of debt. Derivative instruments pursuant to regulator approved plans to manage commodity price risk associated with natural gas purchases to reduce fluctuations in natural gas prices and costs associated with these derivatives instruments are generally recoverable through approved cost recovery mechanism. Similar derivatives may receive different accounting treatment, depending on management's intended use and documentation.

Certain contracts may not meet the definition of a derivative because they lack a notional amount or a net settlement provision. In cases where there is no net settlement provision, markets are periodically assessed to determine whether market mechanisms have evolved to facilitate net settlement. Certain derivative contracts may be excluded from the requirements of derivative accounting treatment because NPNS has been elected. These contracts are accounted for using accrual accounting. Contracts that have been classified as derivative contracts are reflected on the balance sheets at fair value.

Cash inflows and outflows related to derivative instruments are included as a component of operating, investing or financing activities on the Statements of Cash Flows, depending on the classification of the hedged items.

PPL and its subsidiaries have elected not to offset net derivative positions against the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) under master netting arrangements.

Derivative transactions may be marked to fair value through regulatory assets/liabilities at PPL Electric, RIE, LG&E and KU, if approved by the appropriate regulatory body. These transactions generally include the effect of interest rate swaps or commodity gas contracts that are included in customer rates.

(PPL and PPL Electric)

To meet their obligations as last resort providers of electricity supply to their customers, PPL Electric and RIE have entered into certain contracts that meet the definition of a derivative. However, NPNS has been elected for these contracts.

(All Registrants)

See Notes 16 and 17 for additional information on derivatives.

Revenue *(All Registrants)*

Operating revenues are primarily recorded based on energy deliveries through the end of each calendar month. Unbilled retail revenues result because customers' bills are rendered throughout the month, rather than at the end of the month. For RIE, LG&E and KU, unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh or Mcf by the estimated average cents per kWh or Mcf. Any difference between estimated and actual revenues is adjusted the following month when the previous unbilled estimate is reversed and actual billings occur. For PPL Electric, unbilled revenues for a month are calculated by multiplying the actual unbilled volumes by the price per tariff.

PPL Electric's, RIE's, LG&E's and KU's base rates are determined based on cost of service. Some regulators have also authorized the use of additional alternative revenue programs, which enable PPL Electric, RIE, LG&E and KU to adjust future rates based on past activities or completed events. Revenues from alternative revenue programs are recognized when the specific events permitting future billings have occurred. Revenues from alternative revenue programs are required to be presented separately from revenues from contracts with customers. These amounts are, however, presented as revenues from contracts with customers, with an offsetting adjustment to alternative revenue program revenue, when they are billed to customers in future periods. See Note 3 for additional information.

Financing and Other Receivables

(All Registrants)

Accounts receivable are reported on the Balance Sheets at the gross outstanding amount adjusted for an allowance for doubtful accounts. Financing receivables include accounts receivable, with the exception of those items within accounts receivable that are not subject to the current expected credit loss model.

Financing receivable collectability is evaluated using a current expected credit loss model, consisting of a combination of factors, including past due status based on contractual terms, trends in write-offs and the age of the receivable. Specific events, such as bankruptcies, are also considered when applicable. The Registrants also evaluate the impact of observable external factors on the collectability of the financing receivables to determine if adjustments to the allowance for doubtful accounts should be made based on current conditions or reasonable and supportable forecasts. Adjustments to the allowance for doubtful accounts are made based on the results of these analyses. Accounts receivable are written off in the period in which the receivable is deemed uncollectible.

PPL Electric, RIE, LG&E and KU have identified one class of financing receivables, "accounts receivable - customer", which includes financing receivables for all billed and unbilled sales with customers. All other financing receivables are classified as other.

The changes in the allowance for doubtful accounts are included in the following table. Amounts relate to financing receivables, except as noted.

	Balance at Beginning of Period		Additions Charged to Income		Deductions (a)		Balance at End of Period	
PPL								
2023	$	95	$	87	$	52	$	130 (c)
2022		69		78		52		95 (c)
2021		73		26		30		69 (c)
PPL Electric								
2023	$	33	$	52	$	35	$	50 (b)
2022		35		27		29		33 (b)
2021		41		13		19		35 (b)
LG&E								
2023	$	4	$	4	$	2	$	6
2022		3		6		5		4
2021		3		4		4		3
KU								
2023	$	3	$	3	$	4	$	2
2022		3		6		6		3
2021		2		8		7		3

(a)   Primarily related to uncollectible accounts written off.
(b)   Includes $3 million related to other accounts receivables at December 31, 2023, 2022 and 2021.
(c)   Includes $41 million, $36 million and $32 million related to other accounts receivables at December 31, 2023, 2022 and 2021.

Cash

(All Registrants)

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(PPL, LG&E and KU)

Restricted Cash and Cash Equivalents

Bank deposits and other cash equivalents that are restricted by agreement or that have been clearly designated for a specific purpose are classified as restricted cash and cash equivalents. On the Balance Sheets, the current portion of restricted cash and cash equivalents is included in "Other current assets," while the noncurrent portion is included in "Other noncurrent assets." See Note 16 for a reconciliation of Cash, Cash Equivalents and Restricted Cash reported within the Balance Sheets to the amounts shown on the Statements of Cash Flows.

(All Registrants)

Fair Value Measurements

The Registrants value certain financial and nonfinancial assets and liabilities at fair value. Generally, the most significant fair value measurements relate to price risk management assets and liabilities, investments in securities in defined benefit plans, and cash and cash equivalents. PPL and its subsidiaries use, as appropriate, a market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models) and/or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk.

The Registrants classify fair value measurements within one of three levels in the fair value hierarchy. The level assigned to a fair value measurement is based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are as follows:

- **Level 1** - quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- **Level 2** - inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for substantially the full term of the asset or liability.

- **Level 3** - unobservable inputs that management believes are predicated on the assumptions market participants would use to measure the asset or liability at fair value.

Assessing the significance of a particular input requires judgment that considers factors specific to the asset or liability. As such, the Registrants' assessment of the significance of a particular input may affect how the assets and liabilities are classified within the fair value hierarchy.

Investments

Generally, the original maturity date of an investment and management's intent and ability to sell an investment prior to its original maturity determine the classification of investments as either short-term or long-term. Investments that would otherwise be classified as short-term, but are restricted as to withdrawal or use for other than current operations or are clearly designated for expenditure in the acquisition or construction of noncurrent assets or for the liquidation of long-term debts, are classified as long-term.

Investments in entities in which a company has the ability to exercise significant influence but does not have a controlling financial interest are accounted for under the equity method. All other investments are carried at cost or fair value. These investments are included in "Other noncurrent assets" on the Balance Sheets. Earnings from these investments are recorded in "Other Income (Expense) - net" on the Statements of Income.

Short-term investments generally include certain deposits as well as securities that are considered highly liquid or provide for periodic reset of interest rates. Investments with original maturities greater than three months and less than a year, as well as investments with original maturities of greater than a year that management has the ability and intent to sell within a year, are included in "Other current assets" on the Balance Sheets.

Long-Lived and Intangible Assets

Property, Plant and Equipment

PP&E is recorded at original cost, unless impaired. If impaired, the asset is written down to fair value at that time, which becomes the new cost basis of the asset. PP&E acquired in business combinations is recorded at fair value at the time of acquisition. Original cost for constructed assets includes material, labor, contractor costs, certain overheads and financing costs, where applicable. Included in PP&E are capitalized costs of software projects that were developed or obtained for internal use. The cost of repairs and minor replacements are charged to expense as incurred. The Registrants record costs associated with planned major maintenance projects in the period in which work is performed and costs are incurred.

AFUDC is capitalized at PPL Electric and RIE as part of the construction costs for cost-based rate-regulated projects for which a return on such costs is recovered after the project is placed in service. AFUDC is capitalized at LG&E and KU for certain projects as part of the construction cost of approved projects. LG&E and KU are generally provided a return on construction work in progress for other projects. The debt component of AFUDC is credited to "Interest Expense" and the equity component is credited to "Other Income (Expense) - net" on the Statements of Income.

The Registrants capitalize interest costs as part of construction costs. Capitalized interest, including the debt component of AFUDC, for the years ended December 31 is as follows:

	2023	2022	2021
PPL	$ 12	$ 7	$ 6
PPL Electric	7	5	6
LG&E	1	—	—
KU	1	—	—

Depreciation

Depreciation is recorded over the estimated useful lives of property using various methods including the straight-line, composite and group methods. When a component of PP&E that was depreciated under the composite or group method is retired, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit that was depreciated under the composite or group method is retired or sold, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income, unless otherwise required by regulators. RIE, LG&E and KU accrue costs of removal net of estimated salvage value through depreciation, which is included in the calculation of customer rates over the assets' depreciable lives in accordance with regulatory practices. Cost of removal amounts accrued through depreciation rates are accumulated as a regulatory liability until the removal costs are incurred. For LG&E and KU, all ARO depreciation expenses are reclassified to a regulatory asset or regulatory liability. See "Asset Retirement Obligations" below and Note 7 for additional information. PPL Electric records net costs of removal when incurred as a regulatory asset. The regulatory asset is subsequently amortized through depreciation over a five-year period, which is recoverable in customer rates in accordance with regulatory practices.

Following are the weighted-average annual rates of depreciation, for regulated utility plant, for the years ended December 31:

	2023	2022	2021
PPL	3.26 %	3.21 %	3.61 %
PPL Electric	2.62 %	2.75 %	3.05 %
LG&E	4.00 %	4.16 %	3.99 %
KU	3.95 %	4.01 %	4.17 %

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price paid over the fair value of the identifiable net assets acquired in a business combination.

Other acquired intangible assets are initially measured based on their fair value. Intangibles that have finite useful lives are amortized over their useful lives based upon the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Costs incurred to obtain an initial license and renew or extend terms of licenses are capitalized as intangible assets.

When determining the useful life of an intangible asset, including intangible assets that are renewed or extended, PPL and its subsidiaries consider:

- the expected use of the asset;
- the expected useful life of other assets to which the useful life of the intangible asset may relate;
- legal, regulatory, or contractual provisions that may limit the useful life;
- the company's historical experience as evidence of its ability to support renewal or extension;
- the effects of obsolescence, demand, competition, and other economic factors; and,
- the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Asset Impairment (Excluding Investments)

The Registrants review long-lived assets that are subject to depreciation or amortization, including finite-lived intangibles, for impairment when events or circumstances indicate carrying amounts may not be recoverable.

A long-lived asset classified as held and used is impaired when the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If impaired, the asset's carrying value is written down to its fair value.

A long-lived asset classified as held for sale is impaired when the carrying amount of the asset (disposal group) exceeds its fair value less cost to sell. If impaired, the asset's (disposal group's) carrying value is written down to its fair value less cost to sell.

PPL, LG&E and KU review goodwill for impairment at the reporting unit level annually or more frequently when events or circumstances indicate that the carrying amount of a reporting unit may be greater than the unit's fair value. Additionally, goodwill must be tested for impairment in circumstances when a portion of goodwill has been allocated to a business to be disposed. PPL's, LG&E's and KU's reporting units are primarily at the operating segment level.

Goodwill recognized upon the acquisition of Narragansett Electric was assigned for impairment testing by PPL to its reporting units expected to benefit from the acquisition, which were the Rhode Island Regulated reporting unit, the Pennsylvania Regulated reporting unit and the Kentucky Regulated reporting unit. See Note 9 for additional information regarding the acquisition.

PPL, for its reporting units, and individually, LG&E and KU, may elect either to initially make a qualitative evaluation about the likelihood of an impairment of goodwill or to bypass the qualitative evaluation and test goodwill for impairment using a quantitative test. If the qualitative evaluation (referred to as step zero) is elected and the assessment results in a determination that it is not more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is not necessary. However, the quantitative impairment test is required if management concludes it is more likely than not that the fair value of a reporting unit is less than the carrying amount based on the step zero assessment. If the carrying amount of the reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

As of October 1, 2023, PPL, for its reporting units, and individually, LG&E and KU, elected to perform the qualitative step zero evaluation of goodwill. These evaluations considered the excess of fair value over the carrying value of each reporting unit that was calculated during step one of the quantitative impairment tests performed in the fourth quarter of 2022, and the relevant events and circumstances that occurred since those tests were performed including:

- current year financial performance versus the prior year,
- changes in planned capital expenditures,
- the consistency of forecasted free cash flows,
- earnings quality and sustainability,
- changes in market participant discount rates,
- changes in long-term growth rates,
- changes in PPL's market capitalization, and
- the overall economic and regulatory environments in which these regulated entities operate.

Based on these evaluations, management concluded it was not more likely than not that the fair value of these reporting units was less than their carrying value. As such, the step one quantitative impairment test was not performed and no impairment was recognized.

(*PPL, LG&E and KU*)

Asset Retirement Obligations

PPL and its subsidiaries record liabilities to reflect various legal obligations associated with the retirement of long-lived assets. Initially, this obligation is measured at fair value and offset with an increase in the value of the capitalized asset, which is depreciated over the asset's useful life. Until the obligation is settled, the liability is increased through the recognition of accretion expense classified within "Other operation and maintenance" on the Statements of Income to reflect changes in the obligation due to the passage of time. For LG&E and KU, all ARO accretion and depreciation expenses are reclassified as a regulatory asset or regulatory liability. ARO regulatory assets associated with certain CCR projects are amortized to expense in accordance with regulatory approvals. For other AROs, deferred accretion and depreciation expense is recovered through cost of removal.

Estimated ARO costs and settlement dates, which affect the carrying value of the ARO and the related capitalized asset, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the ARO. Any change to the capitalized asset, positive or negative, is generally amortized over the remaining life of the associated long-lived asset. See Note 7 and Note 19 for additional information on AROs.

Compensation and Benefits

<u>Defined Benefits</u> *(All Registrants)*

Certain PPL subsidiaries sponsor various defined benefit pension and other postretirement plans. An asset or liability is recorded to recognize the funded status of all defined benefit plans with an offsetting entry to AOCI or, for LG&E, KU, RIE and PPL Electric, to regulatory assets or liabilities. Consequently, the funded status of all defined benefit plans is fully recognized on the Balance Sheets.

The expected return on plan assets is determined based on a market-related value of plan assets, which is calculated by rolling forward the prior year market-related value with contributions, disbursements and long-term expected return on investments. One-fifth of the difference between the actual value and the expected value is added (or subtracted if negative) to the expected value to determine the new market-related value.

PPL and its subsidiaries, excluding RIE, use an accelerated amortization method for the recognition of gains and losses for its defined benefit pension plans. Under the accelerated method, actuarial gains and losses in excess of 30% of the plan's projected benefit obligation are amortized on a straight-line basis over one-half of the required amortization period. Actuarial gains and losses in excess of 10% of the greater of the plan's projected benefit obligation or the market-related value of plan assets and less than 30% of the plan's projected benefit obligation are amortized on a straight-line basis over the full required amortization period. RIE uses the standard amortization method under GAAP for recognition of gains and losses for its defined benefit pension plan.

See Note 7 for a discussion of the regulatory treatment of defined benefit costs and Note 11 for a discussion of defined benefits.

<u>Stock-Based Compensation</u> *(PPL)*

PPL has several stock-based compensation plans for purposes of granting stock options, restricted stock, restricted stock units and performance units to certain employees as well as stock units and restricted stock units to directors. PPL grants most stock-based compensation awards in the first quarter of each year. PPL recognizes compensation expense for stock-based compensation awards based on the fair value method. Forfeitures of awards are recognized when they occur. All awards are recorded as equity or a liability on the Balance Sheets. Stock-based compensation expense is primarily included in "Other operation and maintenance" on the Statements of Income.

Taxes

<u>Income Taxes</u>

(All Registrants)

PPL and its domestic subsidiaries file a consolidated U.S. federal income tax return.

Significant management judgment is required in developing the Registrants' provision for income taxes, primarily due to the uncertainty related to tax positions taken or expected to be taken on tax returns and valuation allowances on deferred tax assets.

The Registrants use a two-step process to evaluate uncertain tax positions. The first step requires an entity to determine whether, based on the technical merits supporting a particular tax position, it is more likely than not (greater than a 50% chance) that the tax position will be sustained. This determination assumes that the relevant taxing authority will examine the tax position and is aware of all the relevant facts surrounding the tax position. The second step requires an entity to recognize in its financial statements the benefit of a tax position that meets the more-likely-than-not recognition criterion. The benefit recognized is measured at the largest amount of benefit that has a likelihood of realization upon settlement that exceeds 50%. Unrecognized tax benefits are classified as current to the extent management expects to settle the uncertain tax position by payment or receipt of cash within one year of the reporting date. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact the financial statements of the Registrants in future periods. At December 31, 2023, no significant changes in unrecognized tax benefits were projected over the next 12 months.

Deferred income taxes reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes, as well as the tax effects of net operating losses and tax credit carryforwards.

The Registrants record valuation allowances to reduce deferred income tax assets to the amounts that are more-likely-than-not to be realized. The need for valuation allowances requires significant management judgment. If the Registrants determine that they are able to realize deferred tax assets in the future in excess of recorded net deferred tax assets, adjustments to the valuation allowances increase income by reducing tax expense in the period that such determination is made. Likewise, if the Registrants determine that they are not able to realize all or part of net deferred tax assets in the future, adjustments to the valuation allowances would decrease income by increasing tax expense in the period that such determination is made. The amount of deferred tax assets ultimately realized may differ materially from the estimates utilized in the computation of valuation allowances and may materially impact the financial statements in the future.

The Registrants defer investment tax credits when the credits are generated and amortize the deferred amounts over the average lives of the related assets. With respect to acquired renewable tax credits, pursuant to the IRA, any benefit is recognized in the period the credits can be utilized.

The Registrants recognize tax-related interest and penalties in "Income Taxes" on their Statements of Income.

The Registrants use the portfolio approach method of accounting for deferred taxes related to pre-tax OCI transactions. The portfolio approach involves a strict period-by-period cumulative incremental allocation of income taxes to the change in income and losses reflected in OCI. Under this approach, the net cumulative tax effect is ignored. The net change in unrealized gains and losses recorded in AOCI under this approach would be eliminated only on the date the investment portfolio is classified as held for sale or is liquidated.

See Note 6 to the Financial Statements for income tax disclosures.

The provision for the Registrants' deferred income taxes related to regulatory assets and liabilities is based upon the ratemaking principles reflected in rates established by relevant regulators. The difference in the provision for deferred income taxes for regulatory assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included on the Balance Sheets in noncurrent "Regulatory assets" or "Regulatory liabilities."

(PPL Electric, LG&E and KU)

The income tax provision for PPL Electric, LG&E and KU is calculated in accordance with an intercompany tax sharing agreement, which provides that taxable income be calculated as if PPL Electric, LG&E, KU and any domestic subsidiaries each filed a separate return. Tax benefits are not shared between companies. The entity that generates a tax benefit is the entity that is entitled to the tax benefit. The effect of PPL filing a consolidated tax return is taken into account in the settlement of current taxes and the recognition of deferred taxes.

At December 31, the following intercompany tax receivables (payables) were recorded:

	2023	2022
PPL Electric	$ (21)	$ 2
LG&E	(5)	(6)
KU	(3)	4

<u>Taxes, Other Than Income</u> *(All Registrants)*

The Registrants present sales taxes in "Other current liabilities" on the Balance Sheets. These taxes are not reflected on the Statements of Income. See Note 6 for details of taxes included in "Taxes, other than income" on the Statements of Income.

Other

(All Registrants)

<u>Leases</u>

The Registrants determine whether contractual arrangements contain a lease by evaluating whether those arrangements either implicitly or explicitly identify an asset, whether the Registrants have the right to obtain substantially all of the economic benefits from use of the asset throughout the term of the arrangement, and whether the Registrants have the right to direct the use of the asset. Renewal options are included in the lease term if it is reasonably certain the Registrants will exercise those options. Periods for which the Registrants are reasonably certain not to exercise termination options are also included in the lease term. The Registrants have certain agreements with lease and non-lease components, such as office space leases, which are generally accounted for separately.

Short-term leases are leases with a term that is 12 months or less and do not include a purchase option or option to extend the initial term of the lease to greater than 12 months that the Registrants are reasonably certain to exercise. The Registrants have made an accounting policy election to not recognize the right-of-use asset and the lease liability arising from leases classified as short-term.

The discount rate for a lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the Registrants are required to use their incremental borrowing rate, which is the rate the Registrants would have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment.

The Registrants receive secured borrowing rates from financial institutions based on their applicable credit profiles. The Registrants use the secured rate which corresponds with the term of the applicable lease. See Note 10 for additional information.

<u>Fuel, Materials and Supplies</u>

Fuel, natural gas stored underground and materials and supplies are valued using the average cost method. Fuel costs for electricity generation are charged to expense as used. For RIE, natural gas supply costs are charged to expense when delivered to customers. For LG&E, natural gas supply costs are charged to expense as delivered to the distribution system. See Note 7 for further discussion of the fuel adjustment clauses and gas supply clause.

"Fuel, materials and supplies" on the Balance Sheets consisted of the following at December 31:

| | 2023 | | | |
	PPL	PPL Electric	LG&E	KU
Fuel	$ 144	$ —	$ 50	$ 94
Natural gas stored underground	58	—	34	—
Materials and supplies	303	99	59	91
Total	$ 505	$ 99	$ 143	$ 185

	2022			
	PPL	PPL Electric	LG&E	KU
Fuel	$ 125	$ —	$ 44	$ 81
Natural gas stored underground	91	—	68	—
Materials and supplies	227	69	54	86
Total	$ 443	$ 69	$ 166	$ 167

(PPL)

Renewable Energy Standard Obligation

Purchased Renewable Energy Certificates (RECs) are stated at cost and are used to measure compliance with state renewable energy standards. RECs support new renewable generation standards and are held primarily to be utilized in fulfillment of RIE's compliance obligations.

(All Registrants)

Guarantees

Generally, the initial measurement of a guarantee liability is the fair value of the guarantee at its inception. However, there are certain guarantees excluded from the scope of accounting guidance and other guarantees that are not subject to the initial recognition and measurement provisions of accounting guidance that only require disclosure. See Note 13 for further discussion of guarantees.

(PPL)

Treasury Stock

PPL generally restores all shares of common stock acquired to authorized but unissued shares of common stock upon or soon after acquisition. In connection with its share repurchases in 2021, PPL has not returned these shares to authorized but unissued shares; it intends to retain these shares as Treasury stock to use in connection with certain compensation plans.

2. Segment and Related Information

(PPL)

PPL is organized into three segments: Kentucky Regulated, Pennsylvania Regulated, and Rhode Island Regulated. PPL's segments are segmented by geographic location.

Beginning on January 1, 2023, the Kentucky Regulated segment consists primarily of the regulated electricity generation, transmission and distribution operations conducted by LG&E and KU, as well as LG&E's regulated distribution and sale of natural gas. Prior to January 1, 2023, the Kentucky Regulated segment also included the financing activities of LKE. The financing activity of LKE is presented in "Corporate and Other" beginning on January 1, 2023. Prior periods have been adjusted to reflect this change. As a result, PPL's segments consist of its regulated operations in Kentucky, Pennsylvania and Rhode Island and exclude any incremental financing activities of holding companies, which Management believes is a more meaningful presentation as it provides information on the core regulated operations of PPL.

The Pennsylvania Regulated segment includes the regulated electricity transmission and distribution operations of PPL Electric.

The Rhode Island Regulated segment includes the regulated electricity transmission and distribution and natural gas distribution operations of RIE, which was acquired on May 25, 2022.

"Corporate and Other" primarily includes corporate level financing costs, certain unallocated costs, and certain non-recoverable costs incurred in conjunction with the acquisition of Narragansett Electric and the financial results of Safari Energy, prior to its sale on November 1, 2022. "Corporate and Other" is presented to reconcile segment information to PPL's consolidated results.

Income Statement data for the segments and reconciliation to PPL's consolidated results for the years ended December 31 are as follows:

	2023	2022	2021
Operating Revenues from external customers (a)			
Kentucky Regulated	$ 3,452	$ 3,811	$ 3,348
Pennsylvania Regulated	3,008	3,030	2,402
Rhode Island Regulated	1,851	1,038	—
Corporate and Other	1	23	33
Total	$ 8,312	$ 7,902	$ 5,783
Depreciation			
Kentucky Regulated	$ 696	$ 685	$ 647
Pennsylvania Regulated	397	393	424
Rhode Island Regulated	156	92	—
Corporate and Other	5	11	11
Total	$ 1,254	$ 1,181	$ 1,082
Amortization (b)			
Kentucky Regulated	$ 33	$ 23	$ 15
Pennsylvania Regulated	41	22	19
Rhode Island Regulated	1	2	—
Corporate and Other	6	5	5
Total	$ 81	$ 52	$ 39
Interest Expense			
Kentucky Regulated	$ 235	$ 205	$ 196
Pennsylvania Regulated	223	171	162
Rhode Island Regulated	83	39	—
Corporate and Other (c)	125	98	560
Total	$ 666	$ 513	$ 918
Income Before Income Taxes			
Kentucky Regulated	$ 689	$ 678	$ 615
Pennsylvania Regulated	687	699	599
Rhode Island Regulated	112	(58)	—
Corporate and Other	(564)	(404)	(693)
Total	$ 924	$ 915	$ 521
Income Taxes (d)			
Kentucky Regulated	$ 137	$ 129	$ 107
Pennsylvania Regulated	168	174	154
Rhode Island Regulated	16	(14)	—
Corporate and Other	(137)	(88)	242
Total	$ 184	$ 201	$ 503
Deferred income taxes and investment tax credits (e)			
Kentucky Regulated	$ (17)	$ 6	$ 272
Pennsylvania Regulated	46	91	79
Rhode Island Regulated	48	39	—
Corporate and Other	245	43	(264)
Total	$ 322	$ 179	$ 87
Net Income			

	2023	2022	2021
Kentucky Regulated	$ 552	$ 549	$ 508
Pennsylvania Regulated	519	525	445
Rhode Island Regulated	96	(44)	—
Corporate and Other (c)	(427)	(316)	(935)
Discontinued Operations	—	42	(1,498)
Total	$ 740	$ 756	$ (1,480)

(a)   See Note 1 and Note 3 for additional information on Operating Revenues.
(b)   Represents non-cash expense items that include amortization of operating lease right-of-use assets, regulatory assets and liabilities, debt discounts and premiums and debt issuance costs.
(c)   2021 includes losses from the extinguishment of PPL Capital Funding debt. See Note 8 for additional information.
(d)   Represents both current and deferred income taxes, including investment tax credits.
(e)   Represents a non-cash expense item that is also included in "Income Taxes."

Cash Flow data for the segments and reconciliation to PPL's consolidated results for the years ended December 31 are as follows:

	2023	2022	2021
Expenditures for long-lived assets			
Kentucky Regulated	$ 950	$ 917	$ 1,026
Pennsylvania Regulated	956	889	904
Rhode Island Regulated	454	268	—
Corporate and Other	30	84	49
Total	$ 2,390	$ 2,158	$ 1,979

The following provides Balance Sheet data for the segments and reconciliation to PPL's consolidated results as of:

	As of December 31,	
	2023	2022
Total Assets		
Kentucky Regulated	$ 17,029	$ 16,904
Pennsylvania Regulated	14,294	13,565
Rhode Island Regulated	6,515	6,081
Corporate and Other (a)	1,398	1,287
Total	$ 39,236	$ 37,837

(a)   Primarily consists of unallocated items, including cash, PP&E, goodwill, and the elimination of inter-segment transactions.

(PPL Electric, LG&E and KU)

PPL Electric has two operating segments, distribution and transmission, which are aggregated into a single reportable segment. Each of LG&E and KU operates as a single operating and reportable segment.

3. Revenue from Contracts with Customers

(All Registrants)

The following is a description of the principal activities from which the Registrants and PPL's segments generate their revenues.

(PPL and PPL Electric)

Pennsylvania Regulated Segment Revenue

The Pennsylvania Regulated segment generates substantially all of its revenues from contracts with customers from PPL Electric's tariff-based distribution and transmission of electricity.

Distribution Revenue

PPL Electric provides distribution services to residential, commercial, industrial, municipal and governmental end users of energy. PPL Electric satisfies its performance obligation to its distribution customers and revenue is recognized over time as electricity is delivered and simultaneously consumed by the customer. The amount of revenue recognized is the volume of electricity delivered during the period multiplied by the price per tariff, plus a monthly fixed charge. This method of recognition fairly presents PPL Electric's transfer of electric service to the customer as the calculation is based on volumes delivered, and the price per tariff and the monthly fixed charge are set by the PAPUC. Customers are typically billed monthly and outstanding amounts are normally due within 21 days of the date of the bill.

Distribution customers are "at will" customers of PPL Electric with no term contract and no minimum purchase commitment. Performance obligations are limited to the service requested and received to date. Accordingly, there is no unsatisfied performance obligation associated with PPL Electric's retail account contracts.

Certain customers have the option to obtain electricity from other suppliers where PPL Electric facilitates the delivery. In those circumstances, revenue is only recognized for providing delivery of the commodity to the customer.

Transmission Revenue

PPL Electric generates transmission revenues from a FERC-approved PJM Open Access Transmission Tariff. An annual revenue requirement for PPL Electric to provide transmission services is calculated using a formula-based rate. This revenue requirement is converted into a daily rate (dollars per day). PPL Electric satisfies its performance obligation to provide transmission services and revenue is recognized over time as transmission services are provided and consumed. This method of recognition fairly presents PPL Electric's transfer of transmission services as the daily rate is set by a FERC approved formula-based rate. PJM remits payment on a weekly basis.

PPL Electric's agreement to provide transmission services contains no minimum purchase commitment. The performance obligation is limited to the service requested and received to date. Accordingly, PPL Electric has no unsatisfied performance obligations.

(PPL)

Rhode Island Regulated Segment Revenues

The Rhode Island Regulated segment generates substantially all of its revenues from contracts with customers from RIE's regulated tariff-based transmission and distribution of electricity and regulated tariff-based distribution of natural gas.

Distribution Revenue

Distribution revenues are primarily from the sale of electricity, natural gas, and related services to retail customers. Distribution sales are regulated by the RIPUC, which is responsible for approving the rates and other terms of services as part of the rate making process. Natural gas and electric distribution revenues are derived from the regulated sale and distribution of electricity and natural gas to residential, commercial, and industrial customers within RIE's service territory under the tariff rates. The performance obligation related to distribution sales is to provide electricity and natural gas to customers on demand. The performance obligation is satisfied over time because the customer simultaneously receives and consumes the electricity or natural gas as services are provided. RIE records revenues related to the distribution sales based upon the approved tariff rate and the volume delivered to the customers, which corresponds with the amount RIE has the right to invoice.

Distribution revenue also includes estimated unbilled amounts, which represent the estimated amounts due from retail customers as a result of customer's bills rendered throughout the month, rather than bills being rendered at the end of the month. Unbilled revenues are determined based on estimated unbilled sales volumes and then applying tariff rates to those volumes. Any difference between estimated and actual revenues is adjusted the following month when the previous unbilled estimate is reversed and actual billings occur. This method of recognition fairly presents RIE's transfer of electricity and natural gas to the customer as the amount recognized is based on actual and estimated volumes delivered and the tariff rate per unit of energy and any applicable fixed charges or regulatory mechanisms as approved by the respective regulatory body.

Distribution customers are "at will" customers of RIE with no term contract and no minimum purchase commitment. Performance obligations are limited to the service requested and received to date. Accordingly, there is no unsatisfied performance obligation associated with RIE's retail account contracts.

Certain customers have the option to obtain electricity or natural gas from other suppliers where RIE facilitates the delivery. In those circumstances, revenue is only recognized for providing delivery of the commodity to the customer.

Transmission Revenue

RIE's transmission services are regulated by the FERC and coordinated with ISO – New England (ISO-NE). As of January 1, 2023, RIE is a transmission operator. These revenues arise under tariff/rate agreements and are collected primarily from RIE's distribution customers. The revenue is recognized over time as transmission services are provided and consumed. This method of recognition fairly presents RIE's transfer of transmission services as the daily rate is set by a FERC-approved formula-based rate.

RIE's agreement to provide transmission services contains no minimum purchase commitment. The performance obligation is limited to the service requested and received to date. Accordingly, RIE has no unsatisfied performance obligations.

(PPL, LG&E and KU)

Kentucky Regulated Segment Revenue

The Kentucky Regulated Segment generates substantially all of its revenues from contracts with customers from LG&E's and KU's regulated tariff-based sales of electricity and LG&E's regulated tariff-based sales of natural gas.

LG&E and KU are engaged in the generation, transmission, distribution and sale of electricity in Kentucky and, in KU's case, Virginia. LG&E also engages in the distribution and sale of natural gas in Kentucky. Revenue from these activities is generated from tariffs approved by applicable regulatory authorities including the FERC, KPSC and VSCC. LG&E and KU satisfy their performance obligations upon LG&E's and KU's delivery of electricity and LG&E's delivery of natural gas to customers. This revenue is recognized over time as the customer simultaneously receives and consumes the benefits provided by LG&E and KU. The amount of revenue recognized is the billed volume of electricity or natural gas delivered multiplied by a tariff rate per-unit of energy, plus any applicable fixed charges or additional regulatory mechanisms. Customers are billed monthly and outstanding amounts are typically due within 22 days of the date of the bill. Additionally, unbilled revenues are recognized as a result of customers' bills rendered throughout the month, rather than bills being rendered at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh or Mcf delivered but not yet billed by the estimated average cents per kWh or Mcf. Any difference between estimated and actual revenues is adjusted the following month when the previous unbilled estimate is reversed and actual billings occur. This method of recognition fairly presents

LG&E's and KU's transfer of electricity and LG&E's transfer of natural gas to the customer as the amount recognized is based on actual and estimated volumes delivered and the tariff rate per-unit of energy and any applicable fixed charges or regulatory mechanisms as set by the respective regulatory body.

LG&E's and KU's customers generally have no minimum purchase commitment. Performance obligations are limited to the service requested and received to date. Accordingly, there is no unsatisfied performance obligation associated with these customers.

(All Registrants)

The following table reconciles "Operating Revenues" included in each Registrant's Statement of Income with revenues generated from contracts with customers for the years ended December 31:

	2023			
	PPL	PPL Electric	LG&E	KU
Operating Revenues (a)	$ 8,312	$ 3,008	$ 1,613	$ 1,884
Revenues derived from:				
Alternative revenue programs (b)	1	5	(1)	(5)
Other (c)	(23)	(15)	(4)	(4)
Revenues from Contracts with Customers	$ 8,290	$ 2,998	$ 1,608	$ 1,875

	2022			
	PPL	PPL Electric	LG&E	KU
Operating Revenues (a)	$ 7,902	$ 3,030	$ 1,798	$ 2,074
Revenues derived from:				
Alternative revenue programs (b)	(92)	(56)	9	5
Other (c)	(24)	(14)	(6)	(4)
Revenues from Contracts with Customers	$ 7,786	$ 2,960	$ 1,801	$ 2,075

	2021			
	PPL	PPL Electric	LG&E	KU
Operating Revenues (a)	$ 5,783	$ 2,402	$ 1,569	$ 1,826
Revenues derived from:				
Alternative revenue programs (b)	77	83	(3)	(3)
Other (c)	(22)	(3)	(8)	(9)
Revenues from Contracts with Customers	$ 5,838	$ 2,482	$ 1,558	$ 1,814

(a) PPL includes $1,851 million and $1,038 million for the twelve months ended December 31, 2023 and 2022 of revenues from external customers reported by the Rhode Island Regulated segment. PPL Electric represents revenues from external customers reported by the Pennsylvania Regulated segment and LG&E and KU, net of intercompany power sales and transmission revenues, represent revenues from external customers reported by the Kentucky Regulated segment. See Note 2 for additional information.

(b) This line item shows the over/under collection of rate mechanisms deemed alternative revenue programs with over-collections of revenue shown as positive amounts in the table above and under collections as negative amounts. For PPL Electric, revenue in 2022 includes $74 million related to the amortization of the regulatory liability primarily recorded in 2021 for a reduction in the transmission formula rate return on equity that is reflected in rates in 2022. Revenue in 2021 was reduced by $78 million for a reduction in the transmission formula rate return on equity.

(c) Represents additional revenues outside the scope of revenues from contracts with customers such as leases and other miscellaneous revenues.

The following table shows revenues from contracts with customers disaggregated by customer class for the years ended December 31:

	Residential	Commercial	Industrial	Other (a)	Wholesale - municipality	Wholesale - other (b)	Transmission	Revenues from Contracts with Customers
PPL								
2023								
PA Regulated	$ 1,649	$ 444	$ 55	$ 54	$ —	$ —	$ 796	$ 2,998
RI Regulated	640	228	20	793	—	—	170	1,851
KY Regulated	1,458	1,001	637	272	22	50	—	3,440
Corp and Other	—	—	—	1	—	—	—	1
Total PPL	$ 3,747	$ 1,673	$ 712	$ 1,120	$ 22	$ 50	$ 966	$ 8,290
2022								
PA Regulated	$ 1,647	$ 491	$ 85	$ 54	$ —	$ —	$ 683	$ 2,960
RI Regulated	299	101	9	478	—	—	101	988
KY Regulated	1,637	1,068	662	323	28	97	—	3,815
Corp and Other	—	—	—	23	—	—	—	23
Total PPL	$ 3,583	$ 1,660	$ 756	$ 878	$ 28	$ 97	$ 784	$ 7,786
2021								
PA Regulated	$ 1,299	$ 350	$ 53	$ 50	$ —	$ —	$ 730	$ 2,482
RI Regulated	—	—	—	—	—	—	—	—
KY Regulated	1,416	928	586	305	24	66	—	3,325
Corp and Other	—	—	—	31	—	—	—	31
Total PPL	$ 2,715	$ 1,278	$ 639	$ 386	$ 24	$ 66	$ 730	$ 5,838
PPL Electric								
2023	$ 1,649	$ 444	$ 55	$ 54	$ —	$ —	$ 796	$ 2,998
2022	$ 1,647	$ 491	$ 85	$ 54	$ —	$ —	$ 683	$ 2,960
2021	$ 1,299	$ 350	$ 53	$ 50	$ —	$ —	$ 730	$ 2,482
LG&E								
2023	$ 751	$ 517	$ 189	$ 104	$ —	$ 47	$ —	$ 1,608
2022	$ 835	$ 551	$ 199	$ 141	$ —	$ 75	$ —	$ 1,801
2021	$ 711	$ 473	$ 180	$ 145	$ —	$ 49	$ —	$ 1,558
KU								
2023	$ 707	$ 484	$ 448	$ 168	$ 22	$ 46	$ —	$ 1,875
2022	$ 802	$ 517	$ 463	$ 182	$ 28	$ 83	$ —	$ 2,075
2021	$ 705	$ 455	$ 406	$ 160	$ 24	$ 64	$ —	$ 1,814

(a) Primarily includes revenues from pole attachments, street lighting, other public authorities and other non-core businesses. The Rhode Island Regulated segment primarily includes open access tariff revenues, which are calculated on combined customer classes.

(b) Includes wholesale power and transmission revenues. LG&E and KU amounts include intercompany power sales and transmission revenues, which are eliminated upon consolidation at PPL.

As discussed in Note 2, PPL segments its business by geographic location. Revenues from external customers for each segment/geographic location are reconciled to revenues from contracts with customers in the footnotes to the tables above. PPL Electric's revenues from contracts with customers are further disaggregated by distribution and transmission as indicated in the above tables.

Contract receivables from customers are primarily included in "Accounts receivable - Customer" and "Unbilled revenues" on the Balance Sheets.

The following table shows the accounts receivable and unbilled revenues balances that were impaired for the year ended December 31:

	2023	2022	2021
PPL(a)	$ 79	$ 70	$ 22
PPL Electric	47	21	10
LG&E	4	6	4
KU	2	6	8

(a) Includes $23 million for the twelve months ended December 31, 2022 related to the commitment to forgive customer arrearages for low-income and protected residential customers at RIE. See Note 9 for additional information.

The following table shows the balances and certain activity of contract liabilities resulting from contracts with customers:

	PPL	PPL Electric	LG&E	KU
Contract liabilities as of December 31, 2023	$ 43	$ 29	$ 6	$ 7
Contract liabilities as of December 31, 2022	34	23	5	6
Revenue recognized during the year ended December 31, 2023 that was included in the contract liability balance at December 31, 2022	21	10	5	6
Contract liabilities as of December 31, 2022	$ 34	$ 23	$ 5	$ 6
Contract liabilities as of December 31, 2021	42	25	6	6
Revenue recognized during the year ended December 31, 2022 that was included in the contract liability balance at December 31, 2021	25	12	6	6
Contract liabilities as of December 31, 2021	$ 42	$ 25	$ 6	$ 6
Contract liabilities as of December 31, 2020	40	23	5	6
Revenue recognized during the year ended December 31, 2021 that was included in the contract liability balance at December 31, 2020	24	11	5	6

Contract liabilities result from recording contractual billings in advance for customer attachments to the Registrants' infrastructure and payments received in excess of revenues earned to date. Advanced billings for customer attachments are recognized as revenue ratably over the billing period. Payments received in excess of revenues earned to date are recognized as revenue as services are delivered in subsequent periods.

4. Preferred Securities

(PPL)

PPL is authorized to issue up to 10 million shares of preferred stock. No PPL preferred stock was issued or outstanding in 2023, 2022 or 2021.

(PPL Electric)

PPL Electric is authorized to issue up to 20,629,936 shares of preferred stock. No PPL Electric preferred stock was issued or outstanding in 2023, 2022 or 2021.

(LG&E)

LG&E is authorized to issue up to 1,720,000 shares of preferred stock at a $25 par value and 6,750,000 shares of preferred stock without par value. LG&E had no preferred stock issued or outstanding in 2023, 2022 or 2021.

(KU)

KU is authorized to issue up to 5,300,000 shares of preferred stock and 2,000,000 shares of preference stock without par value. KU had no preferred or preference stock issued or outstanding in 2023, 2022 or 2021.

5. Earnings Per Share

(PPL)

Basic EPS is computed by dividing income available to PPL common shareowners by the weighted-average number of common shares outstanding during the applicable period. Diluted EPS is computed by dividing income available to PPL common shareowners by the weighted-average number of common shares outstanding, increased by the number of incremental shares that would be outstanding if potentially dilutive share-based payment awards were converted to common shares as calculated using the Two-Class Method or Treasury Stock Method. The If-Converted Method will be applied to the Exchangeable Senior Notes due 2028 issued in February 2023. See Note 8 for additional information. Incremental non-participating securities that have a dilutive impact are detailed in the table below.

Reconciliations of the amounts of income and shares of PPL common stock (in thousands) for the periods ended December 31, used in the EPS calculation are:

		2023		2022		2021
Income (Numerator)						
Income from continuing operations after income taxes	$	740	$	714	$	18
Less amounts allocated to participating securities		1		1		—
Income from continuing operations after income taxes available to PPL common shareowners - Basic and Diluted	$	739	$	713	$	18
Income (loss) from discontinued operations (net of income taxes) available to PPL common shareowners - Basic and Diluted	$	—	$	42	$	(1,498)
Net income (loss) attributable to PPL	$	740	$	756		(1,480)
Less amounts allocated to participating securities		1		1		—
Net income (loss) available to PPL common shareowners - Basic and Diluted	$	739	$	755	$	(1,480)
Shares of Common Stock (Denominator)						
Weighted-average shares - Basic EPS		737,036		736,027		762,902
Add: Dilutive share-based payment awards (a)		1,130		875		1,917
Weighted-average shares - Diluted EPS		738,166		736,902		764,819
Basic EPS						
Available to PPL common shareowners:						
Income from continuing operations after income taxes	$	1.00	$	0.97	$	0.03
Income (loss) from discontinued operations (net of income taxes)		—		0.06		(1.96)
Net Income (Loss) available to PPL common shareowners	$	1.00	$	1.03	$	(1.93)
Diluted EPS						
Available to PPL common shareowners:						
Income from continuing operations after income taxes	$	1.00	$	0.96	$	0.03
Income (loss) from discontinued operations (net of income taxes)		—		0.06		(1.96)
Net Income (Loss) available to PPL common shareowners	$	1.00	$	1.02	$	(1.93)

(a)   The Treasury Stock Method was applied to non-participating share-based payment awards.

For the years ended December 31, PPL issued common stock related to stock-based compensation plans as follows (in thousands):

	2023	2022
Stock-based compensation plans (a)	—	124

(a) Includes stock options exercised, vesting of performance units, vesting of restricted stock and restricted stock units and conversion of stock units granted to directors.

For the years ended December 31, the following shares (in thousands) were excluded from the computations of diluted EPS because the effect would have been antidilutive:

	2023	2022	2021
Stock-based compensation awards	243	93	1,783

6. Income and Other Taxes

(PPL)

"Income (Loss) from Continuing Operations Before Income Taxes" is from domestic operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes and the tax effects of net operating loss and tax credit carryforwards. The provision for PPL's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles of the applicable jurisdiction. See Notes 1 and 7 for additional information.

Net deferred tax assets have been recognized based on management's estimates of future taxable income.

Significant components of PPL's deferred income tax assets and liabilities were as follows:

	2023	2022
Deferred Tax Assets		
Deferred investment tax credits	$ 28	$ 29
Regulatory liabilities	123	88
Income taxes due to customers	436	448
Accrued pension and postretirement costs	101	86
State loss carryforwards	253	230
Federal and state tax credit carryforwards	67	68
Internal Revenue Code Section 197 intangibles (a)	78	85
Contributions in aid of construction	149	114
Other	139	87
Valuation allowances	(245)	(213)
Total deferred tax assets	1,129	1,022
Deferred Tax Liabilities		
Plant - net	3,749	3,609
Regulatory assets	376	337
Prepayments	47	46
Goodwill	22	7
Other	30	23
Total deferred tax liabilities	4,224	4,022
Net deferred tax liability	$ 3,095	$ 3,000

(a) Certain of the RIE assets acquired in 2022 are treated as intangibles for tax purposes and are amortized over a 15 year period. PPL recorded deferred tax assets on these intangibles, which will reverse as tax deductions are taken.

State deferred taxes are determined by entity and by jurisdiction. As a result, $9 million and $6 million of net deferred tax assets are shown as "Other noncurrent assets" on the Balance Sheets for 2023 and 2022.

At December 31, 2023, PPL had the following loss and tax credit carryforwards, related deferred tax assets and valuation allowances recorded against the deferred tax assets:

	Gross	Deferred Tax Asset	Valuation Allowance	Expiration
Loss and other carryforwards				
State net operating losses	$ 5,475	$ 253	$ (243)	2024-2043
State charitable contributions	10	1	(1)	2024-2028

	Gross	Deferred Tax Asset	Valuation Allowance	Expiration
Credit carryforwards				
Federal investment tax credit		51	—	2045
Federal - other		5	—	2043
State recycling credit		10	—	2028
State - other		1	—	Indefinite

Valuation allowances have been established for the amount that, more likely than not, will not be realized. The changes in deferred tax valuation allowances were as follows:

	Balance at Beginning of Period	Additions Charged to Income	Additions Charged to Other Accounts	Deductions	Balance at End of Period
2023	$ 213	$ 54 (a)	$ —	$ 22 (b)	$ 245
2022	462	10	—	259 (c)	213
2021	536	48 (d)	—	122 (e)	462

(a) PPL has a Pennsylvania net operating loss fully offset by a valuation allowance. In 2023, PPL adjusted the net operating loss and related valuation allowance to be recorded at the current estimate of the applicable rate at which each portion of the net operating loss that will expire and be written off as the rate is reduced annually by one half a percentage point until the rate reaches to 4.99% in 2031.
(b) In 2023, PPL recorded a $22 million decrease in a valuation allowance on a 2003 state net operating loss carryforward that expired in 2023.
(c) In 2022, PPL recorded a $36 million decrease in a valuation allowance on a 2002 state net operating loss carryforward that expired in 2022 and a $213 million decrease in the valuation allowance due to the Pennsylvania rate change. See reconciliation of income tax table below.
(d) In 2021, PPL recorded a $31 million increase in a valuation allowance on a state net operating loss carryforward in connection with the loss on extinguishment associated with a tender offer to purchase and retire PPL Capital Funding's outstanding Senior Notes.
(e) In light of the disposition of PPL's U.K. utility business, there was a decrease in the valuation allowance of approximately $113 million.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were as follows:

	2023	2022	2021
Income Tax Expense (Benefit)			
Current - Federal (a)	$ (175)	$ (2)	$ (1)
Current - State	37	24	36
Current - Foreign	—	—	(1)
Total Current Expense (Benefit)	(138)	22	34
Deferred - Federal (a)	286	122	28
Deferred - State	48	68	105
Deferred - Foreign (b)	—	—	383
Total Deferred Expense (Benefit), excluding operating loss carryforwards	334	190	516
Amortization of investment tax credit	(3)	(3)	(3)
Tax expense (benefit) of operating loss carryforwards			
Deferred - Federal	3	2	12
Deferred - State	(12)	(10)	(56)

		2023		2022		2021
Income Tax Expense (Benefit)						
Total Tax Expense (Benefit) of Operating Loss Carryforwards		(9)		(8)		(44)
Total income tax expense (benefit)	$	184	$	201	$	503
Total income tax expense (benefit) - Federal	$	111	$	119	$	36
Total income tax expense (benefit) - State		73		82		85
Total income tax expense (benefit) - Foreign		—		—		382
Total income tax expense (benefit)	$	184	$	201	$	503

(a) During 2023, PPL purchased approximately $300 million of renewable tax credits, as allowed by the IRA. PPL recorded a current tax benefit and a deferred tax expense for the utilization of approximately $250 million of the credits in 2023 and prior years, per the three-year carry-back rule. See "Other - Purchase of Renewable Tax Credits" below for additional information.

(b) The U.K. Finance Act 2021, formally enacted on June 10, 2021, increased the U.K. corporation tax rate from 19% to 25%, effective April 1, 2023. The primary impact of the corporation tax rate increase was an increase in deferred tax liabilities of the U.K. utility business, which was sold on June 14, 2021, and a corresponding deferred tax expense of $383 million, which was recognized in continuing operations in 2021.

In the table above, the following income tax expense (benefit) are excluded from income taxes:

		2023		2022		2021
Discontinued operations	$	—	$	(42)	$	759
Reclassification from AOCI due to sale of UK utility business		—		—		660
Other comprehensive income		(14)		11		150
Valuation allowance recorded to other comprehensive income		(1)		—		—
Total	$	(15)	$	(31)	$	1,569

		2023		2022		2021
Reconciliation of Income Tax Expense (Benefit)						
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$	194	$	192	$	109
State income taxes, net of federal income tax benefit		58		68		23
Valuation allowance adjustments (a)		12		9		48
Income tax credits (b)		(22)		(3)		(2)
Impact of the U.K. Finance Acts on deferred tax balances (c)		—		—		383
Depreciation and other items not normalized		(10)		(8)		(5)
Amortization of excess deferred federal and state income taxes		(48)		(54)		(54)
Non-deductible officer's salary		1		5		6
Other		(1)		(8)		(5)
Total increase (decrease)		(10)		9		394
Total income tax expense (benefit)	$	184	$	201	$	503
Effective income tax rate		19.9%		22.0%		96.5%

(a) In 2021, PPL recorded a $31 million state deferred tax benefit on a net operating loss and an offsetting valuation allowance in connection with the loss on extinguishment associated with a tender offer to purchase and retire PPL Capital Funding's outstanding Senior Notes.

In 2023, 2022, and 2021, PPL recorded deferred income tax expense of $11 million, $5 million and $15 million for valuation allowances primarily related to increased Pennsylvania net operating loss carryforwards expected to be unutilized.

(b) In addition to credits internally generated, in 2023, PPL purchased approximately $300 million of renewable tax credits, as allowed by the IRA. PPL recorded a current tax benefit and a deferred tax expense for the utilization of approximately $250 million of the credits in 2023 and prior years, per the three-year carry-back rule.

(c) The U.K. Finance Act 2021, formally enacted on June 10, 2021, increased the U.K. corporation tax rate from 19% to 25%, effective April 1, 2023. The primary impact of the corporation tax rate increase was an increase in deferred tax liabilities of the U.K. utility business, which was sold on June 14, 2021, and a corresponding deferred tax expense of $383 million, which was recognized in continuing operations in 2021.

		2023		2022		2021
Taxes, other than income						
State gross receipts (a)	$	195	$	175	$	113
Property and other (a)		197		157		94
Total	$	392	$	332	$	207

(a) Increase in 2022 is primarily due to the acquisition of RIE on May 25, 2022. The increase in 2023 is primarily due to the results for 2023 including a full year of RIE operations compared to 2022, which includes only operations beginning on the acquisition date.

(PPL Electric)

The provision for PPL Electric's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles reflected in rates established by the PAPUC and the FERC. The difference in the provision for deferred income taxes for regulated assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included in "Regulatory assets" or "Regulatory liabilities" on the Balance Sheets.

Significant components of PPL Electric's deferred income tax assets and liabilities were as follows:

	2023	2022
Deferred Tax Assets		
Accrued pension and postretirement costs	$ 30	$ 27
Contributions in aid of construction	105	87
Regulatory liabilities	43	36
Income taxes due to customers	191	193
Other	27	18
Total deferred tax assets	396	361
Deferred Tax Liabilities		
Electric utility plant - net	1,810	1,745
Regulatory assets	119	93
Prepayments	36	35
Other	4	2
Total deferred tax liabilities	1,969	1,875
Net deferred tax liability	$ 1,573	$ 1,514

PPL Electric expects to have adequate levels of taxable income to realize its recorded deferred income tax assets.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were as follows:

	2023	2022	2021
Income Tax Expense (Benefit)			
Current - Federal	$ 91	$ 63	$ 40
Current - State	31	20	35
Total Current Expense (Benefit)	122	83	75
Deferred - Federal	28	60	59
Deferred - State	18	31	20
Total Deferred Expense (Benefit), excluding operating loss carryforwards	46	91	79
Total income tax expense (benefit)	$ 168	$ 174	$ 154
Total income tax expense (benefit) - Federal	$ 119	$ 123	$ 99
Total income tax expense (benefit) - State	49	51	55
Total income tax expense (benefit)	$ 168	$ 174	$ 154

85

		2023		2022		2021
Reconciliation of Income Tax Expense (Benefit)						
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$	144	$	147	$	126
Increase (decrease) due to:						
State income taxes, net of federal income tax benefit		49		54		46
Depreciation and other items not normalized		(9)		(7)		(5)
Amortization of excess deferred federal income taxes (a)		(11)		(12)		(14)
State income tax rate change (b)		—		(9)		—
Other		(5)		1		1
Total increase (decrease)		24		27		28
Total income tax expense (benefit)	$	168	$	174	$	154
Effective income tax rate		24.5%		24.9%		25.7%

(a) In 2023, 2022, and 2021, PPL Electric recorded lower income tax expense for the amortization of excess deferred taxes that primarily resulted from the U.S. federal corporate income tax rate reduction from 35% to 21% enacted by the TCJA. This amortization represents each year's refund amount, prior to a tax gross-up, to be paid to customers for previously collected deferred taxes at higher income tax rates.

(b) 2022 includes a deferred tax benefit of $9 million due to the corporate net income tax rate reduction. See "Other - Pennsylvania State Tax Reform" below for additional information.

		2023		2022		2021
Taxes, other than income						
State gross receipts	$	136	$	142	$	113
Property and other		7		7		7
Total	$	143	$	149	$	120

(LG&E)

The provision for LG&E's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles reflected in rates established by the KPSC and the FERC. The difference in the provision for deferred income taxes for regulated assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included in "Regulatory assets" or "Regulatory liabilities" on the Balance Sheets.

Significant components of LG&E's deferred income tax assets and liabilities were as follows:

		2023		2022
Deferred Tax Assets				
Contributions in aid of construction	$	18	$	17
Regulatory liabilities		19		18
Accrued pension and postretirement costs		3		—
Deferred investment tax credits		8		8
Income taxes due to customers		115		119
State tax credit carryforwards		8		9
Lease liabilities		4		4
Valuation allowances		(8)		(9)
Other		8		8
Total deferred tax assets		175		174
Deferred Tax Liabilities				
Plant - net		877		869
Regulatory assets		67		69
Lease right-of-use assets		3		3
Other		4		4
Total deferred tax liabilities		951		945
Net deferred tax liability	$	776	$	771

At December 31, 2023, LG&E had $8 million of state credit carryforwards that expire in 2028 and an $8 million valuation allowance related to state credit carryforwards due to insufficient projected Kentucky taxable income.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were:

	2023	2022	2021
Income Tax Expense (Benefit)			
Current - Federal	$ 70	$ 60	$ 41
Current - State	13	9	5
Total Current Expense (Benefit)	83	69	46
Deferred - Federal	(15)	(10)	1
Deferred - State	2	5	8
Total Deferred Expense (Benefit)	(13)	(5)	9
Amortization of investment tax credit - Federal	(1)	(1)	(1)
Total income tax expense (benefit)	$ 69	$ 63	$ 54
Total income tax expense (benefit) - Federal	$ 54	$ 49	$ 41
Total income tax expense (benefit) - State	15	14	13
Total income tax expense (benefit)	$ 69	$ 63	$ 54

	2023	2022	2021
Reconciliation of Income Tax Expense (Benefit)			
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$ 70	$ 70	$ 64
Increase (decrease) due to:			
State income taxes, net of federal income tax benefit	13	13	12
Amortization of excess deferred federal and state income taxes	(13)	(18)	(20)
Other	(1)	(2)	(2)
Total increase (decrease)	(1)	(7)	(10)
Total income tax expense (benefit)	$ 69	$ 63	$ 54
Effective income tax rate	20.6%	18.8%	17.8%

	2023	2022	2021
Taxes, other than income			
Property and other	$ 48	$ 48	$ 46
Total	$ 48	$ 48	$ 46

(KU)

The provision for KU's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles reflected in rates established by the KPSC, the VSCC and the FERC. The difference in the provision for deferred income taxes for regulated assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included in "Regulatory assets" or "Regulatory liabilities" on the Balance Sheets.

Significant components of KU's deferred income tax assets and liabilities were as follows:

	2023	2022
Deferred Tax Assets		
Contributions in aid of construction	$ 10	$ 9
Regulatory liabilities	23	23
Deferred investment tax credits	21	21
Income taxes due to customers	131	136
State tax credit carryforwards	4	4
Lease liabilities	5	5
Valuation allowances	(2)	(3)
Other	5	4
Total deferred tax assets	197	199
Deferred Tax Liabilities		
Plant - net	1,045	1,028
Regulatory assets	50	56
Pension and postretirement costs	7	6
Lease right-of-use assets	5	5
Other	2	—
Total deferred tax liabilities	1,109	1,095
Net deferred tax liability	$ 912	$ 896

At December 31, 2023, KU had $4 million of state credit carryforwards of which $2 million will expire in 2028 and $2 million that has an indefinite carryforward period. At December 31, 2023, KU had a $2 million valuation allowance related to state credit carryforwards due to insufficient projected Kentucky taxable income.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were:

	2023	2022	2021
Income Tax Expense (Benefit)			
Current - Federal	$ 73	$ 63	$ 58
Current - State	13	11	8
Total Current Expense (Benefit)	86	74	66
Deferred - Federal	(11)	(3)	(4)
Deferred - State	4	7	7
Total Deferred Expense (Benefit)	(7)	4	3
Amortization of investment tax credit - Federal	(2)	(2)	(2)
Total income tax expense (benefit)	$ 77	$ 76	$ 67
Total income tax expense (benefit) - Federal	$ 60	$ 58	$ 52
Total income tax expense (benefit) - State	17	18	15
Total income tax expense (benefit)	$ 77	$ 76	$ 67

	2023	2022	2021
Reconciliation of Income Tax Expense (Benefit)			
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$ 82	$ 84	$ 76
Increase (decrease) due to:			
State income taxes, net of federal income tax benefit	15	16	14
Amortization of investment tax credit	(2)	(2)	(2)
Amortization of excess deferred federal and state income taxes	(17)	(21)	(20)
Other	(1)	(1)	(1)
Total decrease	(5)	(8)	(9)
Total income tax expense (benefit)	$ 77	$ 76	$ 67
Effective income tax rate	19.8%	19.1%	18.4%

	2023	2022	2021
Taxes, other than income			
Property and other	$ 45	$ 45	$ 41
Total	$ 45	$ 45	$ 41

(All Registrants)

Unrecognized Tax Benefits

PPL or its subsidiaries file tax returns in four major tax jurisdictions. The income tax provisions for PPL Electric, LG&E and KU are calculated in accordance with an intercompany tax sharing agreement, which provides that taxable income be calculated as if each domestic subsidiary filed a separate consolidated return. PPL Electric or its subsidiaries indirectly or directly file tax returns in three major tax jurisdictions, and LG&E and KU indirectly or directly file tax returns in two major tax jurisdictions. With few exceptions, at December 31, 2023, these jurisdictions, as well as the tax years that are no longer subject to examination, were as follows.

	PPL	PPL Electric	LG&E	KU
U.S. (federal)	2019 and prior	2019 and prior	2019 and prior	2019 and prior
Pennsylvania (state)	2017 and prior	2017 and prior		
Kentucky (state)	2018 and prior	2018 and prior	2018 and prior	2018 and prior
U.K. (foreign)	2021 and prior			

Other

Purchase of Renewable Tax Credits *(PPL)*

During 2023, PPL purchased approximately $300 million of renewable tax credits, as allowed by the IRA. The credits were acquired at a discount. PPL believes that it will be able to monetize the acquired credits within the foreseeable future and recorded the associated benefit of the discount as a reduction of income taxes as of December 31, 2023. In addition, PPL recorded a deferred tax asset representing credits that will be utilized in future periods.

Narragansett Electric Acquisition *(PPL)*

The acquisition of Narragansett Electric on May 25, 2022 was deemed an asset acquisition for federal and state income tax purposes, as a result of PPL and National Grid making a tax election under Internal Revenue Code (IRC) §338(h)(10). Accordingly, the tax bases of substantially all of the assets acquired were increased to fair market value, which equaled net book value, thereby eliminating the related deferred tax assets and liabilities. This election resulted in tax goodwill that will be amortized for tax purposes over 15 years.

Pennsylvania State Tax Reform *(PPL and PPL Electric)*

On July 8, 2022, the Governor of Pennsylvania signed into law Pennsylvania House Bill 1342 (H.B. 1342). Among other changes to the state tax code, the bill reduces the corporate net income tax rate from 9.99% to 8.99% beginning January 1, 2023, and further reduces the rate annually by half a percentage point until the rate reaches 4.99% in 2031.

Inflation Reduction Act *(All Registrants)*

On August 16, 2022, the IRA was signed into law. Among other things, the IRA enacted a new 15% corporate "book minimum tax," which is based on adjusted GAAP pre-tax income and is only applicable to corporations whose pre-tax income exceeds a certain threshold. PPL does not expect to be subject to the book minimum tax for the year ended December 31, 2023. The Registrants will continue to assess the impacts of the IRA on their financial statements and will monitor guidance issued by the

U.S. Treasury in the future. In addition, the IRA enacted numerous new tax credits, largely associated with renewable energy. PPL continues to assess the applicability of these provisions to PPL and its subsidiaries.

IRS Revenue Procedure 2023-15 (PPL and LG&E)

On April 14, 2023, the IRS issued Revenue Procedure 2023-15, which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. PPL and LG&E are currently reviewing the revenue procedure to determine its potential impact on their financial statements.

7. Utility Rate Regulation

Regulatory Assets and Liabilities

(All Registrants)

PPL, PPL Electric, LG&E and KU reflect the effects of regulatory actions in the financial statements for their rate-regulated utility operations. Regulatory assets and liabilities are classified as current if, upon initial recognition, the entire amount related to an item will be recovered or refunded within a year of the balance sheet date.

(PPL)

RIE is subject to the jurisdiction of the RIPUC, the Rhode Island Division of Public Utilities and Carriers, and the FERC. RIE operates under a FERC-approved open access transmission tariff. RIE's base distribution rates are calculated based on recovery of costs as well as a return on rate base. Certain other recovery mechanisms exist to recover expenses and capital investments with a return on rate base separate from the base distribution rate case process.

(PPL, LG&E and KU)

LG&E is subject to the jurisdiction of the KPSC and the FERC, and KU is subject to the jurisdiction of the KPSC, the FERC and the VSCC.

LG&E's and KU's Kentucky base rates are calculated based on recovery of costs as well as a return on capitalization (common equity, long-term debt and short-term debt) including adjustments for certain net investments and costs recovered separately through other means. As such, LG&E and KU generally earn a return on regulatory assets.

(PPL and KU)

KU's Virginia base rates are calculated based on recovery of costs as well as a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except for regulatory assets and liabilities related to the levelized fuel factor, accumulated deferred income taxes, pension and postretirement benefits, and AROs related to certain CCR impoundments, are excluded from the return on rate base utilized in the calculation of Virginia base rates, no return is earned on the related assets.

KU's rates to municipal customers for wholesale power requirements are calculated based on annual updates to a formula rate that utilizes a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except accumulated deferred income taxes, are excluded from the return on rate base utilized in the development of municipal rates, no return is earned on the related assets.

PPL Electric is subject to the jurisdiction of the PAPUC and the FERC. PPL Electric's distribution base rates are calculated based on recovery of costs as well as a return on distribution rate base (net utility plant plus a working capital allowance less plant-related deferred taxes and other miscellaneous additions and deductions). PPL Electric's transmission revenues are billed in accordance with a FERC tariff that allows for recovery of transmission costs incurred, a return on transmission-related rate base (net utility plant plus a working capital allowance less plant-related deferred taxes and other miscellaneous additions and deductions) and an automatic annual update. See "Transmission Formula Rate" below for additional information on this tariff. All regulatory assets and liabilities are excluded from distribution and transmission return on investment calculations; therefore, generally no return is earned on PPL Electric's regulatory assets.

(All Registrants)

The following table provides information about the regulatory assets and liabilities of cost-based rate-regulated utility operations at December 31:

	PPL		PPL Electric		LG&E		KU	
	2023	2022	2023	2022	2023	2022	2023	2022
Current Regulatory Assets:								
Gas supply clause	$ —	$ 41	$ —	$ —	$ —	$ 13	$ —	$ —
Rate adjustment mechanism	118	96	—	—	—	—	—	—
Renewable energy certificates	14	14	—	—	—	—	—	—
Derivative Instruments	51	41	—	—	—	—	—	—
Smart meter rider	6	5	6	5	—	—	—	—
Storm damage expense	12	—	12	—	—	—	—	—
Universal service rider	—	3	—	3	—	—	—	—
Fuel adjustment clause	4	38	—	—	3	9	—	29
Transmission service charge	43	—	31	—	—	—	—	—
DSIC	7	5	7	5	—	—	—	—
Other	38	15	1	—	4	1	3	3
Total current regulatory assets	$ 293	$ 258	$ 57	$ 13	$ 7	$ 23	$ 3	$ 32
Noncurrent Regulatory Assets:								
Defined benefit plans	$ 887	$ 778	$ 417	$ 353	$ 217	$ 209	$ 136	$ 140
Plant outage cost	38	46	—	—	10	12	28	34
Net Metering	112	61	—	—	—	—	—	—
Environmental Cost recovery	99	102	—	—	—	—	—	—
Taxes recoverable through future rates	—	47	—	—	—	—	—	—
Storm costs	97	118	—	—	15	7	14	3
Unamortized loss on debt	22	21	3	3	10	11	7	7
Interest rate swaps	7	7	—	—	7	7	—	—
Terminated interest rate swaps	58	63	—	—	34	37	24	26
Accumulated cost of removal of utility plant	178	212	178	212	—	—	—	—
AROs	289	295	—	—	76	76	213	219
Derivative Instruments	8	—	—	—	—	—	—	—
Other	79	69	—	—	26	14	17	13
Total noncurrent regulatory assets	$ 1,874	$ 1,819	$ 598	$ 568	$ 395	$ 373	$ 439	$ 442

	PPL 2023	PPL 2022	PPL Electric 2023	PPL Electric 2022	LG&E 2023	LG&E 2022	KU 2023	KU 2022
Current Regulatory Liabilities:								
Generation supply charge	$ 51	$ 37	$ 51	$ 37	$ —	$ —	$ —	$ —
Transmission service charge	—	14	—	7	—	—	—	—
TCJA customer refund	5	15	5	15	—	—	—	—
Act 129 compliance rider	15	14	15	14	—	—	—	—
Transmission formula rate	21	12	18	12	—	—	—	—
Rate adjustment mechanism	72	96	—	—	—	—	—	—
Energy efficiency	23	23	—	—	—	—	—	—
Gas supply clause	15	—	—	—	15	—	—	—
Other	23	27	2	—	1	7	1	6
Total current regulatory liabilities	$ 225	$ 238	$ 91	$ 85	$ 16	$ 7	$ 1	$ 6
Noncurrent Regulatory Liabilities:								
Accumulated cost of removal of utility plant	$ 996	$ 950	$ —	$ —	$ 306	$ 287	$ 399	$ 389
Power purchase agreement - OVEC	19	26	—	—	13	18	6	8
Net deferred taxes	1,977	2,094	763	775	459	477	523	546
Defined benefit plans	252	187	73	45	20	21	59	56
Terminated interest rate swaps	57	60	—	—	29	30	28	30
Energy efficiency	5	32	—	—	—	—	—	—
Other	34	63	—	—	—	—	3	—
Total noncurrent regulatory liabilities	$ 3,340	$ 3,412	$ 836	$ 820	$ 827	$ 833	$ 1,018	$ 1,029

Following is an overview of selected regulatory assets and liabilities detailed in the preceding tables. Specific developments with respect to certain of these regulatory assets and liabilities are discussed in "Regulatory Matters."

Defined Benefit Plans

(All Registrants)

Defined benefit plan regulatory assets and liabilities represent prior service cost and net actuarial gains and losses that will be recovered in defined benefit plans expense through future base rates based upon established regulatory practices and, generally, are amortized over the average remaining service lives of plan participants. These regulatory assets and liabilities are adjusted at least annually or whenever the funded status of defined benefit plans is remeasured.

(PPL, LG&E and KU)

As a result of previous rate case settlements and orders, the difference between pension cost calculated in accordance with LG&E's and KU's pension accounting policy and pension cost calculated using a 15-year amortization period for actuarial gains and losses and settlements are recorded as a regulatory asset. As of December 31, 2023, the balances were $86 million for PPL, $46 million for LG&E and $40 million for KU. As of December 31, 2022, the balances were $107 million for PPL, $57 million for LG&E and $50 million for KU.

(PPL)

RIE is subject to a pension rate adjustment mechanism whereby the difference in amounts allowed to be recovered in rates versus actual costs of RIE's pension and other postretirement benefit plans that are to be recovered from or passed back to customers in future periods, are also recorded as regulatory assets and liabilities.

Storm Costs

PPL Electric, LG&E and KU have the ability to request from the PAPUC, the KPSC and the VSCC, as applicable, the authority to treat expenses related to specific extraordinary storms as a regulatory asset and defer such costs for regulatory accounting and reporting purposes. Once such authority is granted, LG&E and KU can request recovery of those expenses in a base rate case and begin amortizing the costs when recovery starts. PPL Electric can recover qualifying expenses caused by major storm events, as defined in its retail tariff, over three years through the Storm Damage Expense Rider commencing in the application year after the storm occurred. LG&E's and KU's regulatory assets for storm costs approved for base rate recovery are being amortized through various dates ending in 2031.

As provided in the ASA, RIE has the authority from the RIPUC to treat certain incremental O&M expenses related to specific extraordinary storms as a regulatory asset and defer such costs for regulatory accounting and reporting purposes. Once all expenses for the extraordinary storm have been finalized, RIE files a final accounting of those storm expenses with the RIPUC that is subject to review by the RIPUC and the Rhode Island Division of Public Utilities and Carriers.

Unamortized Loss on Debt

Unamortized loss on reacquired debt represents losses on long-term debt refinanced, reacquired or redeemed that have been deferred and will be amortized and recovered over either the original life of the extinguished debt or the life of the replacement debt (in the case of refinancing). Such costs are being amortized through 2053 for PPL Electric, through 2042 for KU, and through 2044 for LG&E.

Accumulated Cost of Removal of Utility Plant

RIE, LG&E and KU charge costs of removal through depreciation expense with an offsetting credit to a regulatory liability. The regulatory liability is relieved as costs are incurred.

PPL Electric does not accrue for costs of removal. When costs of removal are incurred, PPL Electric records the costs as a regulatory asset. Such deferral is included in rates and amortized over the subsequent five-year period.

Net Deferred Taxes

Regulatory liabilities associated with net deferred taxes represent the future revenue impact from the adjustment of deferred income taxes required primarily for excess deferred taxes and unamortized investment tax credits, largely a result of the TCJA enacted in 2017.

(PPL and PPL Electric)

Distribution System Improvement Charge (DSIC)

The DSIC is authorized under Act 11 and is considered an alternative ratemaking mechanism providing more timely cost recovery of qualifying distribution system capital improvements. DSIC is charged to all customers taking distribution service as a percentage of total distribution revenue (excluding State Tax Adjustment Surcharge). DSIC is capped at 5% of the total amount billed to all customers for distribution service (including reconcilable riders) which provides a safeguard for customers. PPL Electric is permitted to utilize the DSIC mechanism so long as the rolling 12 month ROE for the applicable period does not exceed the PUC ROE in the company's PAPUC quarterly financial report filing. The DSIC contains a reconciliation mechanism whereby any over- or under-recovery from customers is either refunded to, or recovered from, customers through the adjustment factor determined for the subsequent year.

Generation Supply Charge (GSC)

The GSC is a cost recovery mechanism that permits PPL Electric to recover costs incurred to provide generation supply to PLR customers who receive basic generation supply service. The recovery includes charges for generation supply, as well as administration of the acquisition process. In addition, the GSC contains a reconciliation mechanism whereby any over- or under-recovery from prior periods is refunded to, or recovered from, customers through the adjustment factor determined for the subsequent rate filing period.

Transmission Service Charge (TSC)

PPL Electric is charged by PJM for transmission service-related costs applicable to its PLR customers. PPL Electric passes these costs on to customers, who receive basic generation supply service through the PAPUC-approved TSC cost recovery mechanism. The TSC contains a reconciliation mechanism whereby any over- or under-recovery from customers is either refunded to, or recovered from, customers through the adjustment factor determined for the subsequent year.

RIE arranges transmission service on behalf of its customers and bills the costs of those services to customers, pursuant to its Transmission Service Cost Adjustment Provision. The TSC contains a reconciliation mechanism whereby any over- or under-recovery from customers is either refunded to, or recovered from, customers through the adjustment factor determined for the subsequent year.

Transmission Formula Rate

PPL Electric's transmission revenues are billed in accordance with a FERC-approved Open Access Transmission Tariff that utilizes a formula-based rate recovery mechanism. Under this formula, beginning in 2023, rates are put into effect on January 1st of each year based upon actual expenditures from the most recently filed FERC Form 1, forecasted capital additions, and other data based on PPL Electric's books and records. 2023 is considered a transitional period as the calendar year rate approved by FERC became effective April 1, 2023. Rates are compared during the year to the estimated annual expenses and capital additions that will be filed in PPL Electric's annual FERC Form 1, filed under the FERC's Uniform System of Accounts. Under the mechanism, any difference between the revenue requirement in effect and actual expenditures incurred for that year is recorded as a regulatory asset or regulatory liability, and the regulatory asset or regulatory liability is to be recovered from or returned to customers starting one year after the conclusion of the rate year.

Storm Damage Expense Rider (SDER)

The SDER is a reconcilable automatic adjustment clause under which PPL Electric annually will compare actual storm costs to storm costs allowed in base rates and refund or recover any differences from customers. In the 2015 rate case settlement approved by the PAPUC in November 2015, it was determined that reportable storm damage expenses to be recovered annually through base rates will be set at $20 million. The SDER will recover from or refund to customers the applicable expenses from reportable storms as compared to the $20 million recovered annually through base rates.

Act 129 Compliance Rider

In compliance with Pennsylvania's Act 129 of 2008 and implementing regulations, PPL Electric is currently in Phase IV of the energy efficiency and conservation plan which was approved in March 2021. Phase IV allows PPL Electric to recover the maximum $313 million over the five-year period, June 1, 2021 through May 31, 2026. The plan includes programs intended to reduce electricity consumption. The recoverable costs include direct and indirect charges, including design and development costs, general and administrative costs and applicable state evaluator costs. The rates are applied to customers who receive distribution service through the Act 129 Compliance Rider. The actual Phase IV program costs are reconcilable after each 12-month period, and any over- or under-recovery from customers will be refunded or recovered over the next rate filing period.

Smart Meter Rider (SMR)

Act 129 requires each electric distribution company (EDC) with more than 100,000 customers to have a PAPUC approved Smart Meter Technology Procurement and Installation Plan (SMP). As of December 31, 2019, PPL Electric replaced substantially all of its old meters with meters that meet the Act 129 requirements under its SMP. In accordance with Act 129, EDCs are able to recover the costs and earn a return on capital of providing smart metering technology. PPL Electric uses the SMR to recover the costs to implement its SMP. The SMR is a reconciliation mechanism whereby any over- or under-recovery from prior years is refunded to, or recovered from, customers through the adjustment factor determined for the subsequent quarters.

Universal Service Rider (USR)

The USR provides for recovery of costs associated with universal service programs, OnTrack and Winter Relief Assistance Program (WRAP), provided by PPL Electric to residential customers. OnTrack is a special payment program for low-income households and WRAP provides low-income customers a means to reduce electric bills through energy saving methods. The USR rate is applied to residential customers who receive distribution service. The actual program costs are reconcilable, and any over- or under-recovery from customers will be refunded or recovered annually in the subsequent year.

TCJA Customer Refund

As a result of the reduced U.S federal corporate income tax rate as enacted by the TCJA, the PAPUC ruled that these tax benefits should be refunded to customers. Timing differences between the recognition of these tax benefits and the refund of the benefit to the customer creates a regulatory liability. PPL Electric's liability is being credited back to distribution customers through a temporary negative surcharge and remains in place until PPL Electric files and the PAPUC approves new base rates. The TCJA is reconcilable, and any over- or under-recovery from customers will be refunded or recovered annually in the subsequent year.

(PPL, LG&E and KU)

Fuel Adjustment Clauses

LG&E's and KU's retail electric rates contain a fuel adjustment clause, whereby variances in power purchases and the cost of fuel to generate electricity, including transportation costs, from the costs embedded in base rates are adjusted in LG&E's and KU's rates. The KPSC requires formal reviews at six-month intervals to examine past fuel adjustments and at two-year intervals to review past operations of the fuel adjustment clause and, to the extent appropriate, may conduct public hearings and reestablish the fuel charge included in base rates. The regulatory assets or liabilities represent the amounts that have been under- or over-recovered due to timing or adjustments to the mechanism and are typically recovered within 12 months.

KU also employs a levelized fuel factor mechanism for Virginia customers using an average fuel cost factor based primarily on projected fuel costs and load for the fuel year (12 months ending March 31). The Virginia levelized fuel factor allows fuel recovery based on projected fuel costs for the fuel year plus an adjustment for any under- or over-recovery of fuel expenses from the prior fuel year. The regulatory assets or liabilities represent the amounts that have been under- or over-recovered due to timing or adjustments to the mechanism and are typically recovered or refunded within 12 months.

AROs

As discussed in Note 1, for LG&E and KU, all ARO accretion and depreciation expenses are reclassified as a regulatory asset or regulatory liability. ARO regulatory assets associated with certain CCR projects are amortized to expense in accordance with regulatory approvals. For other AROs, deferred accretion and depreciation expense is recovered through cost of removal.

Power Purchase Agreement - OVEC

As a result of purchase accounting associated with PPL's acquisition of LG&E and KU, the fair values of the OVEC power purchase agreement were recorded on the balance sheets of LG&E and KU with offsets to regulatory liabilities. The regulatory liabilities are being amortized using the units-of-production method until March 2026, the expiration date of the agreement at the date of the acquisition. LG&E's and KU's customer rates continue to reflect the original contracts. See Notes 13 and 18 for additional discussion of the power purchase agreement.

Interest Rate Swaps

LG&E's unrealized gains and losses are recorded as regulatory assets or regulatory liabilities until they are realized as interest expense. Interest expense from existing swaps is realized and recovered over the terms of the associated debt, which matures in 2033.

Terminated Interest Rate Swaps

Net realized gains and losses on all interest rate swaps are recovered through regulated rates. As such, any gains and losses on these derivatives are included in regulatory assets or liabilities and are primarily recognized in "Interest Expense" on the Statements of Income over the life of the associated debt.

Plant Outage Costs

From July 1, 2017 through June 30, 2021, plant outage costs were normalized for ratemaking purposes based on an average level of expenses. Plant outage expenses that were greater or less than the average will be collected from or returned to customers, through future base rates. Effective July 1, 2021 under-recovered plant outage costs are being amortized through 2029 for LG&E and KU.

(PPL)

Derivative Instruments

RIE evaluates open derivative instruments for regulatory deferral by determining if they are probable of recovery from, or refund to, customers through future rates. Derivative instruments that qualify for recovery are recorded at fair value, with changes in fair value recorded as regulatory assets or regulatory liabilities in the period in which the change occurs. The balance is reconcilable, and any over- or under-recovery from customers will be refunded or recovered annually in the subsequent year.

Energy Efficiency

Energy efficiency represents the difference between revenue billed to customers through RIE's energy efficiency charge and the costs of the RIE's energy efficiency programs as approved by the RIPUC.

The energy efficiency charge is designed to collect the estimated costs of the RIE's energy efficiency plan for the upcoming calendar year. The final annual over/under is reconciled in the next year's energy efficiency plan filing, as part of the reconciliation factor calculation. RIE may file to change the energy efficiency plan charge at any time should significant over-or under-recoveries occur.

Net Metering

Net metering deferral reflects the recovery mechanism for costs associated with customer-installed on-site generation facilities, including the costs of renewable generation credits. This surcharge provides RIE with a mechanism to recover such amounts. Net metering is reconcilable annually, and any over- or under-recovery from customers will be refunded to, or recovered from, customers through the adjustment factor determined for the subsequent year.

Rate Adjustment Mechanisms

In addition to commodity costs, RIE is subject to a number of additional rate adjustment mechanisms whereby an asset or liability is recognized resulting from differences between actual revenues and the underlying cost being recovered or differences between actual revenues and targeted amounts as approved by the RIPUC. The rate adjustment mechanisms are reconcilable, and any over- or under-recovery from customers are to be refunded or recovered annually in the subsequent year.

Renewable energy certificates (RECs)

Represents deferred costs associated with RIE's compliance obligation with the Rhode Island Renewable Portfolio Standard (RPS). The RPS is legislation established to foster the development of new renewable energy sources. The regulatory asset will be recovered over the next year.

Taxes Recoverable through Future Rates

Taxes recoverable through future rates represent the portion of future income taxes that are anticipated to be recovered through future rates based upon established regulatory practices. Accordingly, this regulatory asset is recognized when the offsetting deferred tax liability is recognized. For general-purpose financial reporting, this regulatory asset and the deferred tax liability are not offset; rather, each is displayed separately. This regulatory asset is expected to be recovered over the period that the underlying book-tax timing differences reverse and the actual cash taxes are incurred.

(PPL, LG&E and KU)

Environmental Cost Recovery

Kentucky law permits LG&E and KU to recover the costs, including a return of operating expenses and a return of and on capital invested, of complying with the Clean Air Act and those federal, state or local environmental requirements, which apply to coal combustion wastes and by-products from coal-fired electricity generating facilities. The KPSC requires reviews of the past operations of the environmental surcharge for six-month and two-year billing periods to evaluate the related charges, credits and rates of return, as well as to provide for the roll-in of ECR amounts to base rates each two-year period. The KPSC has authorized return on equity of 9.35% for existing approved ECR projects. The ECR regulatory asset or liability represents the amount that has been under- or over-recovered due to timing or adjustments to the mechanism and is typically recovered or refunded within 12 months.

RIE's rate plans provide for specific rate allowances for RIE's share of the estimated costs to investigate and perform certain remediation activities at sites with which it may be associated, with variances deferred for future recovery from, or return to, customers. RIE believes future costs, beyond the expiration of current rate plans, will continue to be recovered through rates. The regulatory asset represents the excess of amounts incurred for RIE's actual site investigation and remediation costs versus amounts received in rates.

(PPL and LG&E)

<u>Gas Supply Clause</u>

LG&E's natural gas rates contain a gas supply clause, whereby the expected cost of natural gas supply and variances between actual and expected costs and customer usage from prior periods are adjusted quarterly in LG&E's rates, subject to approval by the KPSC. The gas supply clause also includes a separate natural gas procurement incentive mechanism, which allows LG&E's rates to be adjusted annually to share savings between the actual cost of gas purchases and market indices, with the shareholders and the customers during each performance-based rate year (12 months ending October 31). The regulatory assets or liabilities represent the total amounts that have been under- or over-recovered due to timing or adjustments to the mechanisms and are typically recovered or refunded within 18 months.

Regulatory Matters

<u>Rhode Island Activities</u> *(PPL)*

Rate Case proceedings

Pursuant to Report and Order No. 23823 issued May 5, 2020, the RIPUC approved the terms of an Amended Settlement Agreement (ASA), reflecting an allowed return on equity (ROE) rate of 9.275% based on a common equity ratio of approximately 51%. RIE is currently in year six of the multi-year rate plan (Rate Plan). On June 30, 2021, the Rhode Island Division of Public Utilities and Carriers consented to an open-ended extension of the term of the Rate Plan. Pursuant to the settlement with the Rhode Island Office of the Attorney General in connection with the acquisition of RIE by PPL, RIE currently does not anticipate filing a new base rate case before October 1, 2025. Pursuant to the open-ended extension, the Rate Year 3 level of base distribution rates under ASA will remain in effect and RIE will continue to operate under the current Rate Plan until a new Rate Plan is approved by the RIPUC.

The ASA includes additional provisions, including (i) an Electric Transportation Initiative (the ET Initiative) to facilitate the growth of Electric Vehicle (EV) adoption and scaling of the market for EV charging equipment to advance Rhode Island's zero emission vehicles and greenhouse gas emissions policy goals, (ii) two energy storage demonstration projects, which are on track for timely completion, (iii) a performance incentive for System Efficiency: Annual Megawatt Capacity Savings, which sunset in 2021 and is a tracking and reporting only metric and (iv) several additional metrics for tracking and reporting purposes only. The RIPUC discussed the ET Initiative at an Open Meeting on August 30, 2022, advising RIE to seek RIPUC authorization to continue the ET Initiative and/or to alter any of the targets established in the ASA for Rate Year 5 and beyond. No votes or official rulings were taken; however, based on this feedback, RIE has paused the ET programs in Rate Year 5.

Advanced Metering Functionality (AMF)

In 2021, RIE filed its Updated AMF Business Case and Grid Modernization Plan (GMP) with the RIPUC in accordance with the Amended Settlement Agreement (ASA) approved by the RIPUC in August 2018, and which among other things, sought approval to deploy smart meters throughout the service territory. After PPL completed the acquisition of RIE, RIE filed a new AMF Business Case with the RIPUC in 2022, consisting of a detailed proposal for full-scale deployment of AMF across its electric service territory.

On September 27, 2023, the RIPUC unanimously approved RIE to deploy an AMF-based metering system for the electric distribution business. RIE is authorized to seek recovery of the approved capital investment through the ISR process with an overall multi-year cap on recovery at approximately $153 million, subject to certain terms, conditions and limitations with respect to the potential offsets and recoverability of certain costs. RIE is required to continue spending even if above the recovery cap, until it achieves the functionalities outlined in the AMF Business Case. RIE filed with the RIPUC (i) an updated electric Service Quality Plan on December 27, 2023 for RIPUC approval and (ii) additional compliance tariff provisions regarding recovery and updated cost schedules to reflect the RIPUC's decision on December 22, 2023 for RIPUC approval. RIE cannot predict the outcome of these matters.

Grid Modernization

RIE filed a new GMP with the RIPUC on December 30, 2022. The new GMP filing consists of a holistic suite of grid modernization investments that will provide RIE with the tools and capability to manage the electric distribution system more granularly considering a range of distributed energy resources adoption levels, accelerated by Rhode Island's climate mandates, while at the same time maintaining a safe and reliable electric distribution system. The GMP is an informational guidance document that supports the grid modernization investments to be proposed in future electric ISR plans. Consequently, RIE did not request approval from the RIPUC for any specific investments or seek cost recovery as part of the GMP; rather, RIE requested the RIPUC issues an order affirming RIE's compliance with its obligation to file a GMP that meets the requirements of the ASA. The RIPUC held a status conference on October 26, 2023, to discuss the scope of the RIPUC's review of the GMP and its potential impact future electric ISR plans.

Petition for Deferral of Credit Card Fees

On January 31, 2024, RIE filed a petition to request approval to recognize regulatory assets related to the credit card, debit card, and related fees (Electronic Transaction Fees) that RIE has waived and will continue to waive on a going forward basis pursuant to the RIPUC orders in RIPUC Docket No. 5022 related to COVID-19 impacts. If approved, RIE plans to include a proposal as part of its next base distribution rate case for the amortization/recovery of the regulatory assets and to include future Electronic Transaction Fees in base distribution rates. RIE simultaneously filed a Notice of Withdrawal of its April 2021 petition to create regulatory assets for COVID-19 related bad debt expense and the lost revenue from unassessed late payment charges pending in Docket No. 5154. RIE is continuing to evaluate these other COVID-19 related costs and intends to reserve its rights to file for recovery of these costs in the future. RIE cannot predict the outcome of this matter.

FY 2023 Gas Infrastructure, Safety and Reliability (ISR) Plan

At an Open Meeting on March 29, 2022, the RIPUC conditionally approved RIE's FY 2023 Gas ISR Plan and associated revenue requirement, subject to further review regarding RIE's Proactive Main Replacement Program and its decision to reconstruct and purchase heating and pressure regulation equipment located at RIE's Wampanoag and Tiverton take stations. The RIPUC held an Open Meeting on September 13, 2022, and issued its Order on November 18. 2022 regarding the Proactive Main Replacement Program and made the following rulings: (i) commencing with the Gas ISR plan to be filed in this calendar year 2022 (prospectively), new main constructed to replace leak prone pipe will not be considered used and useful, and therefore not eligible for rate base treatment, until the related old main is abandoned; and (ii) approved the proactive main replacement revenue requirement set forth in the FY 2023 Gas ISR plan. Also, the RIPUC directed RIE to submit prefiled testimony on the issue of its replacement of heating and pressure regulation facilities at the Wampanoag and Tiverton take stations and to address three issues, specifically: (i) a cost-benefit analysis arising from RIE's decision to take ownership of the reconstructed take station equipment; (ii) the potential that the benefits derived from the reconstruction and ownership transfer of the take station equipment will not be realized due to the future use of hydrogen or abandonment of the gas system; and (iii) the depreciation and accounting treatment of the reconstructed take station equipment. RIE filed this testimony with the RIPUC on May 16, 2022, and the RIPUC has not taken any action to date on this issue. The RIPUC continues to consider the appropriate rate recovery treatment of projects not covered by an ISR plan for the applicable fiscal year, and additional definitions and procedures that may be implemented related to the ISR plan process. A new docket has been opened to address this matter with the goal of implementing changes for the FY 2025 ISR Plan. RIE filed its proposed gas ISR plan budgetary and reconciliation framework with its FY 2025 ISR Plan filing on December 22, 2023. RIE cannot predict the outcome of these matters.

FY 2024 Gas ISR Plan

On December 23, 2022, RIE filed its FY 2024 Gas ISR Plan with the RIPUC. At its January 20, 2023 Open Meeting, the RIPUC directed RIE to file supplemental budget and rate schedules to reflect an April 1 to March 31 fiscal year. The supplemental budget that was filed with the RIPUC on January 27, 2023 includes $187 million of capital investment spend. The supplemental rate schedules were filed on February 3, 2023. RIE and the Rhode Island Division of Public Utilities and Carriers reached an agreement on an approximately $171 million capital investment spending plan, and RIE filed a second supplemental budget on March 13, 2023. The RIPUC held a hearing on the plan on March 14, 2023. At an Open Meeting on March 29, 2023, the RIPUC approved the plan with an adjustment to the budget for the Proactive Main Replacement Program category resulting in a total approved FY 2024 Gas ISR Plan of $163 million for capital investment spend. On March 31, 2023, the RIPUC approved RIE's March 30, 2023 compliance filing for rates effective April 1, 2023. The RIPUC continues to consider the appropriate rate recovery treatment of projects not covered by an ISR plan for the applicable fiscal year, and additional definitions and procedures that may be implemented related to the ISR plan review and approval process starting with the FY 2025 ISR Plan. A new docket has been opened to address this matter with the goal of implementing changes for the FY 2025 ISR Plan. RIE filed its proposed gas ISR plan budgetary and reconciliation framework with its FY 2025 ISR Plan filing on December 22, 2023. RIE cannot predict the outcome of these matters.

FY 2025 Gas ISR Plan

On December 22, 2023, RIE filed its FY 2025 Gas ISR Plan with the RIPUC with a budget that includes $185 million of capital investment spend and up to $11 million of contingency plan spend in light of the Pipeline and Hazardous Materials Safety Administration's potential enactment of regulations during FY 2025 that would significantly alter RIE's leak detection and repair obligations under federal regulations. RIE also filed its proposed gas ISR plan budgetary and reconciliation framework with its FY 2025 ISR Plan. The RIPUC has scheduled hearings on March 7 and 11, 2024, and is scheduled to rule on the plan by the end of March 2024. RIE cannot predict the outcome of these matters.

FY 2024 Electric ISR Plan

On December 23, 2022, RIE filed its FY 2024 Electric ISR Plan with the RIPUC. At its January 20, 2023 Open Meeting, the RIPUC directed RIE to file supplemental budget and rate schedules to reflect an April 1 to March 31 fiscal year. The supplemental budget filed with the RIPUC on January 27, 2023 includes $176 million of capital investment spend, $14 million of vegetation operations and management (O&M) spend and $3 million of Other O&M spend. The supplemental rate schedules were filed on February 3, 2023. RIE filed second supplemental budget schedules on March 21, 2023 which includes $166 million of capital investment spend, $14 million of vegetation management O&M spend and $1 million of Other O&M spend. The RIPUC held hearings in March 2023, and on March 29, 2023, approved the plan with modifications to the proposed capital investment spend, resulting in a total approved FY 2024 Electric ISR Plan of $112 million for capital investment spend, $14 million for vegetation management O&M spend, and $1 million for Other O&M spend.

On March 31, 2023, the RIPUC approved RIE's March 30, 2023 compliance filing for rates effective April 1, 2023. The RIPUC continues to consider the appropriate rate recovery treatment of projects not covered by an ISR plan for the applicable fiscal year, and additional definitions and procedures that may be implemented related to the ISR plan review and approval process. A new docket has been opened to address this matter with the goal of implementing changes for the FY 2025 ISR Plan. RIE filed its proposed electric ISR plan budgetary and reconciliation framework with its FY 2025 ISR Plan filing on December 21, 2023. RIE cannot predict the outcome of these matters.

FY 2025 Electric ISR Plan

On December 21, 2023, RIE filed its FY 2025 Electric ISR Plan with the RIPUC with a budget that includes $141 million of capital investment spend, $13 million of vegetation O&M spend and $1 million of Other O&M spend. RIE also filed its proposed electric ISR plan budgetary and reconciliation framework with its FY 2025 ISR Plan. The RIPUC has scheduled hearings on March 13 and 14, 2024, and is scheduled to rule on the plan by the end of March 2024. RIE cannot predict the outcome of these matters.

<u>Kentucky Activities</u> *(PPL, LG&E and KU)*

CPCN and SB 4 Application

On December 15, 2022, LG&E and KU filed an application with the KPSC for a CPCN for the construction and purchase of various generating facilities in conjunction with the retirement of four existing coal-fired generation units and three small gas-fired units. On March 24, 2023, Kentucky Senate Bill 4 (SB 4) went into effect, which requires KPSC approval of the retirement of fossil fuel-fired electric generating units in the state. On May 10, 2023, LG&E and KU filed an application with the KPSC seeking approval of the retirement of seven fossil fuel-fired generating units as required by SB 4. On May 16, 2023, the KPSC entered an Order consolidating the SB 4 filing proceeding into the CPCN case.

On November 6, 2023, the KPSC issued an order approving LG&E's and KU's requests (i) to construct a 640 MW net summer rating NGCC combustion turbine at LG&E's Mill Creek Generating Station in Jefferson County, Kentucky, (ii) to construct a 120 MWac solar photovoltaic electric generating facility in Mercer County, Kentucky, (iii) to acquire a 120 MWac solar facility to be built by a third-party solar developer in Marion County, Kentucky and (iv) to construct a 125 MW, 4-hour battery energy storage system facility at KU's E.W. Brown Generating Station. The KPSC denied the request to construct a 621 MW net summer rating NGCC combustion turbine at KU's E.W. Brown Generating Station in Mercer County, Kentucky at this time, based on the finding that the construction of this unit should be deferred with the construction date beginning on a date that provides for an in-service date in 2030. The order also authorized LG&E's and KU's entry into the four solar PPAs, subject to certain conditions, but deferred for future proceedings specific decisions on cost recovery treatment or mechanisms. Further, the order approved the new, adjusted or expanded energy efficiency programs contained in the requested 2024-2030 DSM plan.

The KPSC order included approval of the requested retirements of two existing coal-fired generation units at LG&E's Mill Creek Unit 1 (300 MW) and 2 (297 MW) in 2024 and 2027, subject to certain conditions, and three small gas-fired units. The order denied approval of the retirement of KU's E.W. Brown 3 Unit (412 MW) and Ghent Unit 2 (486 MW) in 2028 at this time, citing the need for additional clarity regarding environmental compliance regulations.

The new NGCC facility will be jointly owned by LG&E (31%) and KU (69%) and the solar units will be jointly owned by LG&E (37%) and KU (63%), the battery storage unit will be owned by LG&E, and the proposed PPA transactions and DSM programs will be entered into or conducted jointly by LG&E and KU, consistent with LG&E and KU's shared dispatch, cost allocation, tariff or other frameworks.

The order approved the requested AFUDC accounting treatment for associated financing costs, each as relating to the NGCC, solar and battery facilities to be constructed and owned by LG&E and KU. With respect to generating unit retirements that were approved by the KPSC, and separate from the order, LG&E and KU anticipate the recovery of associated costs, including the remaining net book value, for these units through the RAR or other rate mechanisms. The remaining net book values of LG&E's Mill Creek 1 and 2 generating units were approximately $95 million and $244 million at December 31, 2023 and LG&E is continuing to depreciate these units using the current approved rates through their retirement dates in 2024 and 2027. LG&E expects to reclassify the net book value remaining at retirement, which is expected to total approximately $83 million for Mill Creek Unit 1 and $160 million for Mill Creek Unit 2, to a regulatory asset to be amortized over a period of ten years in accordance with the RAR.

Kentucky March 2023 Storm

On March 3, 2023, LG&E and KU experienced significant windstorm activity in their service territories, resulting in substantial damage to certain of LG&E's and KU's assets with total costs incurred through December 31, 2023 of $74 million ($33 million at LG&E and $41 million at KU). On March 17, 2023, LG&E and KU submitted a filing with the KPSC requesting regulatory asset treatment of the extraordinary operations and maintenance expenses portion of the costs incurred related to the windstorm. On April 5, 2023, the KPSC issued an order approving the request for accounting purposes, noting that approval for recovery would be determined in LG&E's and KU's next base rate cases. As of December 31, 2023, LG&E and KU recorded regulatory assets related to the storm of $8 million and $11 million.

KPSC Investigation Related to Winter Storm Elliott

On December 22, 2023, the KPSC initiated an investigation into the practices of LG&E and KU regarding the provision of electric service from December 23, 2022 through December 25, 2022, during a period of extreme temperatures during Winter Storm Elliott. The investigation is the result of LG&E's and KU's need to implement brief service interruptions to approximately 55,000 customers during this period. The purpose of the investigation is to supplement discovery and examination already completed through LG&E's and KU's CPCN proceedings, a legislative hearing completed in February 2023 and reports completed by the NERC and the FERC related to the issue. Additionally, the investigation will evaluate LG&E's and KU's actions taken, or planned to be taken, since Winter Storm Elliott that affect their ability to provide service during periods of variable weather and power system stress. LG&E and KU believe actions taken during the period under question were necessary and appropriate. Several parties have been granted intervenor status for the proceeding and discovery is currently scheduled to continue through March 15, 2024. LG&E and KU cannot predict the outcome of this matter, and an estimate of the impact, if any, cannot be determined, but LG&E and KU do not believe this matter will have a significant impact on their operations or financial condition.

Pennsylvania Activities *(PPL and PPL Electric)*

PAPUC investigation into billing issues

On January 31, 2023, the PAPUC initiated an investigation focused on billing issues related to estimated, irregular bills and customer service concerns following customer complaints, which for many customers were driven by increased prices for electricity supply. Certain bills issued during the time period of December 20, 2022 through January 9, 2023 were estimated due to a technical issue that prevented PPL Electric from providing actual collected meter data to customer facing and other internal systems. Customers also reported difficulties accessing PPL Electric's website and contacting the customer service call center. The PAPUC's Bureau of Investigation & Enforcement (I&E) has directed PPL Electric to respond to certain inquiries and document requests. PPL Electric submitted its responses to the information request and cooperated fully with the investigation. PPL Electric reached a Settlement Agreement with I&E on November 21, 2023. In the settlement, PPL Electric agreed to pay a civil penalty of $1 million, make certain remedial improvements to its billing systems and processes, and agree to not seek recovery for extraordinary costs incurred in responding to the billing event. On November 21, 2023, PPL Electric and I&E submitted a Joint Petition for Approval of Settlement to the PAPUC. On January 18, 2024, the PAPUC issued an Order requesting public comment prior to the Commission entering a Final Order on the petition. Comments are due on February 28, 2024. PPL Electric is waiting for the PAPUC to issue a Final Order on the Joint Petition for Approval of Settlement. Approval is pending until the Commission has provided its final decision. PPL Electric cannot predict the outcome of this matter.

Act 129

Act 129 requires Pennsylvania Electric Distribution Companies (EDCs) to meet, by specified dates, specified goals for reduction in customer electricity usage and peak demand. EDCs not meeting the requirements of Act 129 are subject to significant penalties. PPL Electric filed with the PAPUC its Act 129 Phase IV Energy Efficiency and Conservation Plan on November 30, 2020, for the five-year period starting June 1, 2021 and ending on May 31, 2026. PPL Electric's Phase IV Act 129 Plan was approved by the PAPUC at its March 25, 2021, public meeting.

Act 129 also requires EDCs to act as a default service provider (DSP), which provides electricity generation supply service to customers pursuant to a PAPUC-approved default service procurement plan. A DSP is able to recover the costs associated with its default service procurement plan.

<u>Federal Matters</u>

FERC Transmission Rate Filing (PPL, LG&E and KU)

In 2018, LG&E and KU applied to the FERC requesting elimination of certain on-going waivers and credits to a sub-set of transmission customers relating to the 1998 merger of LG&E's and KU's parent entities and the 2006 withdrawal of LG&E and KU from the Midcontinent Independent System Operator, Inc. (MISO), a regional transmission operator and energy market. The application sought termination of LG&E's and KU's commitment to provide certain Kentucky municipalities mitigation for certain horizontal market power concerns arising out of the 1998 LG&E and KU merger and 2006 MISO withdrawal. The amounts at issue are generally waivers or credits granted to a limited number of Kentucky municipalities for either certain LG&E and KU or MISO transmission charges incurred for transmission service received. In 2019, the FERC granted LG&E's and KU's request to remove the ongoing credits, conditioned upon the implementation by LG&E and KU of a transition mechanism for certain existing power supply arrangements, which was subsequently filed, modified, and approved by the FERC in 2020 and 2021. In 2020, LG&E and KU and other parties filed appeals with the D.C. Circuit Court of Appeals regarding the FERC's orders on the elimination of the mitigation and required transition mechanism. In August 2022, the D.C. Circuit Court of Appeals issued an order remanding the proceedings back to the FERC. On May 18, 2023, the FERC issued an order on remand reversing its 2019 decision and requiring LG&E and KU to refund credits previously withheld, including under such transition mechanism. LG&E and KU filed a petition for review of the FERC's May 18, 2023 order with the D.C. Circuit Court of Appeals, and provided refunds in accordance with the FERC order on December 1, 2023. The FERC issued an order on LG&E and KU's compliance filing on November 16, 2023, and LG&E and KU filed a petition for review of this November 16 order on February 14, 2024. The proceedings at the D.C. Circuit Court of Appeals were held on abeyance until February 15, 2024, but a motion to hold the proceedings on abeyance for an additional 60 days was filed on February 15, 2024, to allow the FERC time to substantively address LG&E and KU's request for rehearing of the November 16 order. LG&E and KU cannot predict the ultimate outcome of the proceedings or any other post decision process but do not expect the annual impact to have a material effect on their operations or financial condition. LG&E and KU currently receive recovery of certain waivers and credits primarily through base rates increases, provided, however, that increases associated with the FERC's May 18, 2023 order are expected to be subject to future rate proceedings.

Recovery of Transmission Costs (PPL)

Until December 2022, RIE's transmission facilities were operated in combination with the transmission facilities of National Grid's New England affiliates, Massachusetts Electric Company (MECO) and New England Power (NEP), as a single integrated system with NEP designated as the combined operator. As of January 1, 2023, RIE operates its own transmission facilities. NE-ISO allocates RIE's costs among transmission customers in New England, in accordance with the ISO Open Access Transmission Tariff (ISO-NE OATT). According to the FERC orders, RIE is compensated for its actual monthly transmission costs, with its authorized maximum ROE of 11.74% on its transmission assets.

The ROE for transmission rates under the ISO-NE OATT is the subject of four complaints that are pending before the FERC. On October 16, 2014, the FERC issued an order on the first complaint, Opinion No. 531-A, resetting the base ROE applicable to transmission assets under the ISO-NE OATT from 11.14% to 10.57% effective as of October 16, 2014 and establishing a maximum ROE of 11.74%. On April 14, 2017, this order was vacated and remanded by the D. C. Circuit Court of Appeals (Court of Appeals). After the remand, the FERC issued an order on October 16, 2018 applicable to all four pending cases where it proposed a new base ROE methodology that, with subsequent input and support from the New England Transmission Owners (NETO), yielded a base ROE of 10.41%. Subsequent to the FERC's October 2018 order in the New England Transmission Owners cases, the FERC further refined its ROE methodology in another proceeding and has applied that refined methodology to transmission owners' ROEs in other jurisdictions, and the NETOs filed further information in the New England matters to distinguish their case. Those determinations in other jurisdictions have recently been vacated and remanded back to the FERC for further proceedings by the D.C. Circuit Court of Appeals. The proceeding and the final base rate ROE determination in the New England matters remain open, pending a final order from the FERC. PPL cannot predict the outcome of this matter, and an estimate of the impact cannot be determined.

Other

Purchase of Receivables Program

(PPL and PPL Electric)

In accordance with a PAPUC-approved purchase of accounts receivable program, PPL Electric purchases certain accounts receivable from alternative electricity suppliers at a discount, which reflects a provision for uncollectible accounts. The alternative electricity suppliers have no continuing involvement or interest in the purchased accounts receivable. Accounts receivable that are acquired are initially recorded at fair value on the date of acquisition. During 2023, 2022 and 2021, PPL Electric purchased $1.5 billion, $1.3 billion and $1.2 billion of accounts receivable from alternative suppliers.

(PPL)

In 2021 and 2022, the RIPUC approved various components of a Purchase of Receivables Program (POR) in Rhode Island for effect on April 1, 2022. Municipal aggregators and non-regulated power producers (collectively, Competitive Suppliers) are eligible to participate in accordance with RIE's approved electric tariffs for municipal aggregation and non-regulated power producers. Under the POR program, RIE will purchase the Competitive Suppliers' accounts receivables, including existing receivables, at discounted rates, regardless of whether RIE has collected the owed monies from customers. The program is intended to make RIE whole through the implementation of a discount rate or Standard Complete Bill Percentage (SCBP) paid by Competitive Suppliers. RIE calculates the SCBP for each customer class and files the calculations with the RIPUC for review and approval by February 15 of each year. At an Open Meeting on March 29, 2023, the RIPUC approved the SCBP for effect beginning on April 1, 2023 for a one-year period.

8. Financing Activities

Credit Arrangements and Short-term Debt

(All Registrants)

The Registrants maintain credit facilities to enhance liquidity, provide credit support and provide a backstop to commercial paper programs. For reporting purposes, on a consolidated basis, the credit facilities and commercial paper programs of PPL Electric, LG&E and KU also apply to PPL. The amounts listed in the borrowed column below are recorded as "Short-term debt" on the Balance Sheets except for borrowings under PPL Electric's term loan agreement due March 2024 and borrowings under LG&E's and KU's term loan agreements due July 2024, which were reflected in "Long-term debt" at December 31, 2022 and were repaid in 2023. The following credit facilities were in place at:

		December 31, 2023				December 31, 2022	
	Expiration Date	Capacity	Borrowed	Letters of Credit and Commercial Paper Issued (d)	Unused Capacity	Borrowed	Letters of Credit and Commercial Paper Issued (d)
PPL							
PPL Capital Funding							
Syndicated Credit Facility (a) (b) (c)	Dec 2027	$ 1,250	$ —	$ 390	$ 860	$ —	$ 561
Bilateral Credit Facility (a) (b)	Mar 2024	100	—	—	100	—	—
Bilateral Credit Facility (a) (b)	Mar 2024	100	—	13	87	—	58
Total PPL Capital Funding Credit Facilities		$ 1,450	$ —	$ 403	$ 1,047	$ —	$ 619
PPL Electric							
Syndicated Credit Facility (a) (b)	Dec 2027	650	—	511	139	—	146
Term Loan Credit Facility (a) (b)	Mar 2024	—	—	—	—	250	—
Total PPL Electric Credit Facilities		$ 650	$ —	$ 511	$ 139	$ 250	$ 146
LG&E							
Syndicated Credit Facility (a) (b)	Dec 2027	500	—	—	500	—	180
Term Loan Credit Facility (a) (b)	Jul 2024	—	—	—	—	300	—
Total LG&E Credit Facilities		$ 500	$ —	$ —	$ 500	$ 300	$ 180
KU							
Syndicated Credit Facility (a) (b)	Dec 2027	400	—	93	307	—	101
Term Loan Credit Facility (a) (b)	Jul 2024	—	—	—	—	300	—
Total KU Credit Facilities		$ 400	$ —	$ 93	$ 307	$ 300	$ 101

(a)   Each company pays customary fees under its respective facility and borrowings generally bear interest at applicable secured overnight financing rates or base rates, plus an applicable margin.

(b)   The facilities contain a financial covenant requiring debt to total capitalization not to exceed 70% for PPL Capital Funding, RIE, PPL Electric, LG&E and KU, as calculated in accordance with the facilities and other customary covenants. Additionally, subject to certain conditions, PPL Capital Funding may request that the capacity of one of its bilateral credit facilities expiring in March 2024 be increased by up to $30 million and PPL Capital Funding, PPL Electric, LG&E and KU may each request up to a $250 million increase in its syndicated credit facility's capacity. Participation in any such increase is at the sole discretion of each lender.

(c)   Included a $250 million borrowing sublimit for RIE and a $1 billion sublimit for PPL Capital Funding at December 31, 2023. At December 31, 2023, PPL Capital Funding had $365 million commercial paper outstanding and RIE had $25 million of commercial paper outstanding. RIE's obligations under the facility are not guaranteed by PPL. On January 5, 2024, the borrowing sublimits under the facility were reallocated to $400 million at RIE and $850 million at PPL Capital Funding.

(d)   Commercial paper issued reflects the undiscounted face value of the issuance.

(PPL)

In March 2023, RIE was added as an authorized borrower under the PPL Capital Funding syndicated credit facility. At December 31, 2023, RIE's borrowing limit under the facility was set at $250 million and PPL Capital Funding's borrowing limit was set at $1 billion. At December 31, 2023, PPL Capital Funding had $365 million commercial paper outstanding and RIE had $25 million of commercial paper outstanding. On January 5, 2024, the borrowing sublimits under the facility were reset to $400 million at RIE and $850 million at PPL Capital Funding.

(PPL and PPL Electric)

In March 2023, PPL Electric repaid its $250 million term loan expiring in March 2024 and terminated the facility.

(PPL and LG&E)

In March 2023, LG&E repaid its $300 million term loan expiring in July 2024 and terminated the facility.

(PPL and KU)

In March 2023, KU repaid its $300 million term loan expiring in July 2024 and terminated the facility.

(All Registrants)

The Registrants maintain commercial paper programs to provide an additional financing source to fund short-term liquidity needs. Commercial paper issuances, included in "Short-term debt" on the Balance Sheets, are supported by the respective Registrant's credit facilities. The following commercial paper programs were in place at:

	December 31, 2023				December 31, 2022	
	Weighted - Average Interest Rate	Capacity	Commercial Paper Issuances (c)	Unused Capacity	Weighted - Average Interest Rate	Commercial Paper Issuances (c)
PPL Capital Funding (a)	5.66%	$ 1,350	$ 365	$ 985	4.84%	$ 561
RIE (b)	5.72%	400	25	375		
PPL Electric	5.67%	650	510	140	4.74%	145
LG&E		500	—	500	4.94%	180
KU	5.64%	400	93	307	4.90%	101
Total		$ 3,300	$ 993	$ 2,307		$ 987

(a) PPL Capital Funding's obligations are fully and unconditionally guaranteed by PPL.

(b) Issuances under the PPL Capital Funding and RIE commercial paper programs are supported by the PPL Capital Funding syndicated credit facility, which has a total capacity of $1.25 billion and under which they are both borrowers. PPL Capital Funding's Commercial paper program is also backed by a separate bilateral credit facility for $100 million. The PPL Capital Funding syndicated credit facility includes a borrowing sublimit for RIE, which at December 31, 2023 was set at $250 million with the remaining $1 billion allocated to PPL Capital Funding. RIE's obligations under the facility are not guaranteed by PPL. The sublimits of each borrower may be decreased or increased at the borrowers' option up to a prescribed amount such that all borrowings under the syndicated credit facility cannot exceed the size of the credit facility of $1.25 billion. On January 5, 2024, the borrowing sublimits under the facility were reallocated to $400 million at RIE and $850 million at PPL Capital Funding.

(c) Commercial paper issued reflects the undiscounted face value of the issuance.

(PPL)

In June 2023, RIE established a commercial paper program with a capacity of $400 million. This program is supported by PPL Capital Funding's syndicated credit facility, under which RIE is a co-borrower.

(PPL Electric, LG&E and KU)

See Note 14 for a discussion of intercompany borrowings.

Long-term Debt *(All Registrants)*

	Weighted-Average Rate (d)	Maturities (d)	December 31,	
			2023	2022
PPL				
Senior Unsecured Notes	3.95 %	2026 - 2047	$ 3,066	$ 3,066
Senior Secured Notes/First Mortgage Bonds (a) (b) (c)	4.35 %	2025 - 2053	10,229	8,957
Exchangeable Senior Unsecured Notes	2.88 %	2028	1,000	—
Junior Subordinated Notes	8.27 %	2067	480	480
Term Loan Credit Facility			—	850

106

	Weighted-Average Rate (d)	Maturities (d)	December 31, 2023	December 31, 2022
Total Long-term Debt before adjustments			14,775	13,353
Unamortized premium and (discount), net			(55)	(32)
Unamortized debt issuance costs			(108)	(78)
Total Long-term Debt			14,612	13,243
Less current portion of Long-term Debt			1	354
Total Long-term Debt, noncurrent			$ 14,611	$ 12,889
PPL Electric				
Senior Secured Notes/First Mortgage Bonds (a) (b)	4.61 %	2027 - 2053	$ 4,649	$ 4,289
Term Loan Credit Facility			—	250
Total Long-term Debt Before Adjustments			4,649	4,539
Unamortized discount			(42)	(22)
Unamortized debt issuance costs			(40)	(31)
Total Long-term Debt			4,567	4,486
Less current portion of Long-term Debt			—	340
Total Long-term Debt, noncurrent			$ 4,567	$ 4,146
LG&E				
Senior Secured Notes/First Mortgage Bonds (a) (c)	4.02 %	2025 - 2054	$ 2,489	$ 2,024
Term Loan Credit Facility			—	300
Total Long-term Debt Before Adjustments			2,489	2,324
Unamortized discount			(4)	(4)
Unamortized debt issuance costs			(16)	(13)
Total Long-term Debt			2,469	2,307
Less current portion of Long-term Debt			—	—
Total Long-term Debt, noncurrent			$ 2,469	$ 2,307
KU				
Senior Secured Notes/First Mortgage Bonds (a) (c)	4.22 %	2025 - 2054	$ 3,089	$ 2,642
Term Loan Credit Facility			—	300
Total Long-term Debt Before Adjustments			3,089	2,942
Unamortized premium			5	5
Unamortized discount			(9)	(9)
Unamortized debt issuance costs			(21)	(18)
Total Long-term Debt			3,064	2,920
Less current portion of Long-term Debt			—	13
Total Long-term Debt, noncurrent			$ 3,064	$ 2,907

(a) Includes PPL Electric's senior secured and first mortgage bonds that are secured by the lien of PPL Electric's 2001 Mortgage Indenture, which covers substantially all of PPL Electric's tangible distribution properties and certain of its tangible transmission properties located in Pennsylvania, subject to certain exceptions and exclusions. The carrying value of PPL Electric's property, plant and equipment was approximately $12.4 billion and $11.8 billion at December 31, 2023 and 2022.

Includes LG&E's first mortgage bonds that are secured by the lien of the LG&E 2010 Mortgage Indenture which creates a lien, subject to certain exceptions and exclusions, on substantially all of LG&E's real and tangible personal property located in Kentucky and used or to be used in connection with the generation, transmission and distribution of electricity and the storage and distribution of natural gas. The aggregate carrying value of the property subject to the lien was $5.9 billion and $5.8 billion at December 31, 2023 and 2022.

Includes KU's first mortgage bonds that are secured by the lien of the KU 2010 Mortgage Indenture which creates a lien, subject to certain exceptions and exclusions, on substantially all of KU's real and tangible personal property located in Kentucky and used or to be used in connection with the generation, transmission and distribution of electricity. The aggregate carrying value of the property subject to the lien was $7.3 billion and $7.1 billion at December 31, 2023 and 2022.

(b)   Includes PPL Electric's series of senior secured bonds that secure its obligations to make payments with respect to each series of Pollution Control Bonds that were issued by the LCIDA and the PEDFA on behalf of PPL Electric. These senior secured bonds were issued in the same principal amount, contain payment and redemption provisions that correspond to and bear the same interest rate as such Pollution Control Bonds. These senior secured bonds were issued under PPL Electric's 2001 Mortgage Indenture and are secured as noted in (a) above. The tax-exempt revenue bonds are subject to mandatory redemption upon determination that the interest rate on the bonds would be included in the holders' gross income for federal tax purposes.

(c)   Includes LG&E's and KU's series of first mortgage bonds that were issued to the respective trustees of tax-exempt revenue bonds to secure its respective obligations to make payments with respect to each series of bonds. The first mortgage bonds were issued in the same principal amounts, contain payment and redemption provisions that correspond to and bear the same interest rate as such tax-exempt revenue bonds. These first mortgage bonds were issued under the LG&E 2010 Mortgage Indenture and the KU 2010 Mortgage Indenture and are secured as noted in (a) above. The related tax-exempt revenue bonds were issued by various governmental entities, principally counties in Kentucky, on behalf of LG&E and KU. The related revenue bond documents allow LG&E and KU to convert the interest rate mode on the bonds from time to time to a commercial paper rate, daily rate, weekly rate, term rate of at least one year or, in some cases, an auction rate or a SOFR index rate. At December 31, 2023, the aggregate tax-exempt revenue bonds issued on behalf of LG&E and KU that were in a term rate mode totaled $894 million for PPL, comprised of $538 million and $356 million for LG&E and KU. At December 31, 2023, the aggregate tax-exempt revenue bonds issued on behalf of LG&E and KU that were in a variable rate mode totaled $66 million and $33 million for LG&E and KU. These variable rate tax-exempt revenue bonds are subject to tender for purchase by LG&E and KU at the option of the holder and to mandatory tender for purchase by LG&E and KU upon the occurrence of certain events.

(d)   The table reflects principal maturities only, based on stated maturities, sinking fund requirements, or earlier put dates, and the weighted-average rates as of December 31, 2023.

The aggregate maturities of long-term debt, based on sinking fund requirements, stated maturities or earlier put dates, for the periods 2024 through 2028 and thereafter are as follows:

	PPL		PPL Electric		LG&E		KU	
2024	$	1	$	—	$	—	$	—
2025		551		—		300		250
2026		904		—		90		164
2027		428		108		260		60
2028		1,350		—		—		—
Thereafter		11,541		4,541		1,839		2,615
Total	$	14,775	$	4,649	$	2,489	$	3,089

(PPL)

In February 2023, PPL Capital Funding issued $1.0 billion of 2.875% Exchangeable Senior Notes due 2028 (the Notes). PPL Capital Funding received proceeds of $980 million, net of underwriting fees, which were used to repay short-term debt and for general corporate purposes. The Notes are senior unsecured notes, fully guaranteed by PPL. The Notes are scheduled to mature on March 15, 2028, unless earlier exchanged, redeemed or repurchased.

The Notes are exchangeable at an initial exchange rate of 29.3432 shares of PPL's common stock per $1,000 principal amount (equivalent to an initial exchange price of approximately $34.08 per share of common stock). The initial exchange rate is subject to adjustment, as provided in the indenture for anti-dilutive events and fundamental change and redemption provisions. Upon exchange of the Notes, PPL Capital Funding expects to redeem the aggregate principal amount of the Notes in cash. PPL Capital Funding will pay cash, deliver shares of common stock or a combination of cash and shares of common stock, at PPL Capital Funding's election, in respect of the remainder, if any, of its exchange obligation in excess of the aggregate principal amount of the Notes being exchanged. Prior to December 15, 2027, the Notes will be exchangeable at the option of the noteholders only upon the satisfaction of specified conditions and during certain periods described in the indenture pursuant to which the Notes were issued. On or after December 15, 2027 until the maturity date, the Notes will be exchangeable at the option of the noteholders at any time regardless of these conditions or periods.

PPL Capital Funding may redeem all or any portion of the Notes, at its option, on or after March 20, 2026, if the last reported sale price of the common stock has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest. No sinking fund is provided for the Notes.

Subject to certain conditions, holders of the Notes will have the right to require PPL Capital Funding to repurchase all or a portion of their Notes upon the occurrence of a fundamental change, as defined in the indenture pursuant to which the Notes were issued at a repurchase price of 100% of their principal amount plus any accrued and unpaid interest. In connection with certain corporate events or if PPL Capital Funding calls any Notes for redemption, PPL Capital Funding will, under certain circumstances, increase the exchange rate for noteholders who elect to exchange their Notes in connection with any such corporate event or exchange their Notes called for redemption.

(PPL and PPL Electric)

In March 2023, PPL Electric issued $600 million of 5.00% First Mortgage Bonds due 2033 and $750 million of 5.25% First Mortgage Bonds due 2053. PPL Electric received proceeds of $1.32 billion, net of discounts and underwriting fees, which were used to repay debt, including PPL Electric's $250 million term loan, and for other general corporate purposes.

In March 2023, PPL Electric redeemed all of the outstanding $650 million aggregate principal amount of its First Mortgage Bonds, Floating Rate Series due 2024.

In March 2023, PPL Electric redeemed all of the outstanding $250 million aggregate principal amount of its First Mortgage Bonds, Floating Rate Series due 2023.

In January 2024, PPL Electric issued $650 million of 4.85% First Mortgage Bonds due 2034. PPL Electric received proceeds of $644 million, net of discounts and underwriting fees, which will be used to repay short-term debt and for other general corporate purposes.

(PPL and LG&E)

In March 2023, LG&E issued $400 million of 5.45% First Mortgage Bonds due 2033. LG&E received proceeds of $396 million, net of discounts and underwriting fees, which were used to repay LG&E's $300 million term loan and for other general corporate purposes.

In December 2023, the County of Trimble, Kentucky issued $65 million of 4.70% Environmental Facilities Revenue Bonds 2023 Series A due 2054 on behalf of LG&E which reimburses LG&E for costs used to finance the acquisition, construction, installation, and equipping of certain solid waste disposal facilities owned by LG&E located in Trimble County, Kentucky. In December 2023, LG&E received proceeds of $40 million for expenditures made. The remaining balance of $25 million is being held in escrow until qualifying expenditures are made and has been recorded as restricted cash and included in "Other noncurrent assets" on the Balance Sheet at December 31, 2023.

(PPL and KU)

In March 2023, KU issued $400 million of 5.45% First Mortgage Bonds due 2033. KU received proceeds of $396 million, net of discounts and underwriting fees, which were used to repay KU's $300 million term loan and for general corporate purposes.

In December 2023, the County of Trimble, Kentucky issued $60 million of 4.70% Environmental Facilities Revenue Bonds 2023 Series A due 2054 on behalf of KU which reimburses KU for costs used to finance the acquisition, construction, installation, and equipping of certain solid waste disposal facilities owned by KU located in Trimble County, Kentucky. In December 2023, KU received proceeds of $37 million for expenditures made. The remaining balance of $23 million is being held in escrow until qualifying expenditures are made and has been recorded as restricted cash and included in "Other noncurrent assets" on the Balance Sheet at December 31, 2023.

(PPL Electric, LG&E and KU)

See Note 14 for additional information related to intercompany borrowings.

Legal Separateness *(All Registrants)*

The subsidiaries of PPL are separate legal entities. PPL's subsidiaries are not liable for the debts of PPL. Accordingly, creditors of PPL may not satisfy their debts from the assets of PPL's subsidiaries absent a specific contractual undertaking by a subsidiary to pay PPL's creditors or as required by applicable law or regulation. Similarly, other than PPL's guarantee of PPL Capital Funding's obligations, PPL is not liable for the debts of its subsidiaries, nor are its subsidiaries liable for the debts of one another. Accordingly, creditors of PPL's subsidiaries may not satisfy their debts from the assets of PPL or its other subsidiaries absent a specific contractual undertaking by PPL or its other subsidiaries to pay the creditors or as required by applicable law or regulation.

Similarly, the subsidiaries of PPL Electric are each separate legal entities. These subsidiaries are not liable for the debts of PPL Electric. Accordingly, creditors of PPL Electric may not satisfy its debts from the assets of its subsidiaries absent a specific contractual undertaking by a subsidiary to pay the creditors or as required by applicable law or regulation. Similarly, PPL Electric is not liable for the debts of its subsidiaries, nor are its subsidiaries liable for the debts of one another. Accordingly, creditors of these subsidiaries may not satisfy their debts from the assets of PPL Electric (or its other subsidiaries) absent a specific contractual undertaking by PPL Electric or any such other subsidiary to pay such creditors or as required by applicable law or regulation.

(PPL)

Equity Securities

In June 2023, RIE redeemed all 49,089 shares of its outstanding preferred stock at a redemption price equal to the par value of $50 per share, plus a premium of $5 per share, plus a prorated dividend of $0.1875 per share. The total payment was $3 million.

Distributions and Related Restrictions

In November 2023, PPL declared its quarterly common stock dividend, payable January 2, 2024, at 24.00 cents per share (equivalent to 0.96 cents per annum). On February 16, 2024, PPL announced a quarterly common stock dividend of 25.75 cents per share, payable April 1, 2024, to shareowners of record as of March 8, 2024. Future dividends will be declared at the discretion of the Board of Directors and will depend upon future earnings, cash flows, financial and legal requirements and other factors.

Neither PPL Capital Funding nor PPL may declare or pay any cash dividend or distribution on its capital stock during any period in which PPL Capital Funding defers interest payments on its 2007 Series A Junior Subordinated Notes due 2067. At December 31, 2023, no interest payments were deferred.

(All Registrants)

PPL relies on dividends or loans from its subsidiaries to fund PPL's dividends to its common shareholders. The net assets of certain PPL subsidiaries are subject to legal restrictions. LG&E, KU, PPL Electric and RIE are subject to Section 305(a) of the Federal Power Act, which makes it unlawful for a public utility to make or pay a dividend from any funds "properly included in capital account." The meaning of this limitation has never been clarified under the Federal Power Act. LG&E, KU, PPL Electric and RIE believe, however, that this statutory restriction, as applied to their circumstances, would not be construed or applied by the FERC to prohibit the payment from retained earnings of dividends that are not excessive and are for lawful and legitimate business purposes. In February 2012, LG&E and KU petitioned the FERC requesting authorization to pay dividends in the future based on retained earnings balances calculated without giving effect to the impact of purchase accounting adjustments for PPL's 2010 acquisition of LG&E and KU. In May 2012, the FERC approved the petitions with the further condition that each utility may not pay dividends if such payment would cause its adjusted equity ratio to fall below 30% of total capitalization. Accordingly, at December 31, 2023, net assets of $1.5 billion for LG&E and $2.0 billion for KU were restricted for purposes of paying dividends to LKE, and net assets of $1.7 billion for LG&E and $2.2 billion for KU were available for payment of dividends to LKE. LG&E and KU believe they will not be required to change their current dividend practices as a result of the foregoing requirement. In addition, under Virginia law, KU is prohibited from making loans to affiliates without the prior approval of the VSCC. There are no comparable statutes under Kentucky law applicable to LG&E and KU, or under Pennsylvania law applicable to PPL Electric. However, orders from the KPSC require LG&E and KU to obtain prior consent or approval before lending amounts to PPL.

9. Acquisitions, Development and Divestitures

(PPL)

Acquisitions

Acquisition of Narragansett Electric

On May 25, 2022, PPL Rhode Island Holdings acquired 100% of the outstanding shares of common stock of Narragansett Electric from National Grid U.S., a subsidiary of National Grid plc (the Acquisition). Narragansett Electric, whose service area covers substantially all of Rhode Island, is primarily engaged in the transmission and distribution of electricity and distribution of natural gas. The Acquisition expands PPL's portfolio of regulated natural gas and electricity transmission and distribution assets, has improved PPL's credit metrics and is expected to enhance long term earnings growth. Following the closing of the Acquisition, Narragansett Electric provides services doing business under the name Rhode Island Energy (RIE).

The consideration for the Acquisition consisted of approximately $3.8 billion in cash and approximately $1.5 billion of long-term debt assumed through the transaction. The fair value of the consideration paid for Narragansett Electric was as follows (in billions):

Aggregate enterprise consideration	$	5.3
Less: fair value of assumed long-term debt outstanding		1.5
Total cash consideration	$	3.8

The $3.8 billion total cash consideration paid was funded with proceeds from PPL's 2021 sale of its U.K. utility business.

In connection with the Acquisition, National Grid USA Service Company, Inc., National Grid U.S. and Narragansett Electric have entered into a transition services agreement (TSA), pursuant to which National Grid has agreed to provide certain transition services to Narragansett Electric to facilitate the transition of the operation of Narragansett Electric to PPL following the Acquisition, as agreed upon in the Narragansett SPA. The TSA is for an initial two-year term and certain aspects have been extended to the third quarter of 2024. The TSA is subject to further extension as necessary to complete the successful transition. TSA costs of $228 million and $123 million were incurred for the years ended December 31, 2023 and 2022.

Commitments to the Rhode Island Division of Public Utilities and Carriers and the Attorney General of the State of Rhode Island

As a condition to the Acquisition, PPL made certain commitments to the Rhode Island Division of Public Utilities and Carriers and the Attorney General of the State of Rhode Island. As a result:

- RIE provided a credit to all its electric and natural gas distribution customers in the total amount of $50 million ($40 million net of tax benefit). Based on the relative number of electric distribution customers and natural gas distribution customers as of November 1, 2022, RIE refunded, in the form of a bill credit, $33 million to electric customers and $17 million to natural gas customers of amounts collected from customers since the Acquisition date. Each electric customer received the same credit, and each natural gas customer received the same credit. A reduction of revenue and a regulatory liability of $50 million for the amounts refunded were recorded during the quarter ended

September 30, 2022. These credits were issued during the fourth quarter of 2022. The amounts refunded will not impact RIE's earnings sharing regulatory mechanism.

- RIE forgave approximately $44 million ($21 million net of allowance for doubtful accounts) in arrearages for low-income and protected residential customers, which represents 100% of the arrearages over 90 days for those customers as of March 31, 2022. PPL deemed these accounts uncollectible and fully reserved for them as of September 30, 2022, resulting in an increase to "Other operations and maintenance expense" on the Statement of Income of $23 million for the year ended December 31, 2022.

- RIE will not file a base rate case seeking an increase in base distribution rates for natural gas and/or electric service sooner than three years from the Acquisition date, and RIE will not submit a request for a change in base rates unless and until there is at least twelve months of operating experience under PPL's exclusive leadership and after the TSA with National Grid terminates.

- RIE will forgo potential recovery of any and all transition costs, which includes (1) the installation of certain information technology systems; (2) modification and enhancements to physical facilities in Rhode Island; and (3) incurring costs related to severance payments, communications and branding changes, and other transition related costs. These costs, which are being expensed as incurred, were $262 million and $181 million for the years ended December 31, 2023 and 2022.

- RIE will not seek to recover any transaction costs related to the Acquisition, which were $28 million through December 31, 2023, including an immaterial amount for the year ended December 31, 2023, and $18 million and $10 million for the years ended December 31, 2022 and 2021. These amounts were recorded in "Other operations and maintenance" on the Statement of Income.

- RIE will not seek to recover in rates any markup charged by National Grid U.S. and/or its affiliates under the TSA which were $7 million and $3 million for the year ended December 31, 2023 and 2022.

- In June 2022, RIE expensed $20 million of regulatory assets as of the Acquisition date for the Gas Business Enablement (GBE) project and for certain Cybersecurity/IT investments related to GBE. The expense was recorded to "Other operations and maintenance" on the Statements of Income for the year ended December 31, 2022. RIE will not seek to recover these regulatory assets from customers in any future proceedings.

- RIE will exclude all goodwill from the ratemaking capital structure.

- RIE will hold harmless Rhode Island customers from any changes to Accumulated Deferred Income Taxes (ADIT) as a result of the Acquisition. RIE reserves the right to seek rate adjustments based on future changes to ADIT that are not related to the Acquisition.

- RIE will not increase its revenue requirement to a level higher than what would exist in the absence of the Acquisition as a result of any restatement of pension and other post-retirement benefits plan assets and liabilities to fair value after the close of the Acquisition.

- Rhode Island Holdings contributed $2.5 million to the Rhode Island Commerce Corporation's Renewable Energy Fund and will not use any of the $2.5 million to meet its pre-existing renewable energy credit goals in Rhode Island or any other state. This contribution was made during the year ended December 31, 2022 and was recorded in "Other Income (Expense)" on the Statement of Income.

- RIE will make available up to $2.5 million for the Rhode Island Attorney General to utilize as needed in evaluating PPL's report on RIE's specific decarbonization goals to support Rhode Island's 2021 Act on Climate or to assess the future of the gas distribution business in Rhode Island. This amount was accrued during the year ended December 31, 2022 and was recorded in "Other Income (Expense) - net" on the Statement of Income.

- Various other operational and reporting commitments have been established.

Purchase Price Allocation

The operations of Narragansett Electric are subject to the accounting for certain types of regulation as prescribed by GAAP. The carrying value of Narragansett Electric's assets and liabilities subject to rate-setting and cost recovery provisions provide revenues derived from costs, including a return on investment of net assets and liabilities included in rate base. Therefore, the fair values of these assets and liabilities equal their carrying values. Accordingly, neither the assets acquired nor liabilities assumed reflect any adjustments related to these amounts.

Total goodwill resulting from the acquisition was $1,585 million. PPL has elected to not reflect the effects of purchase accounting in the separate financial statements of RIE or PPL's Rhode Island Regulated segment. Accordingly, the Rhode Island Regulated segment includes $725 million of acquired legacy goodwill. The remaining excess purchase price of $860 million is included in PPL's Corporate and Other category for segment reporting purposes. The goodwill reflects the value paid for the expected continued growth of a rate-regulated business located in a defined service area with a constructive regulatory environment, the ability of PPL to leverage its assembled workforce to take advantage of those growth opportunities and the attractiveness of stable, growing cash flows. The tax goodwill is deductible for income tax purposes over a 15 year period, and as such, deferred taxes will be recorded as the tax deductions are taken.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed that were recorded in PPL's Consolidated Balance Sheet as of the Acquisition date. The allocation was subject to change during the one-year measurement period as additional information was obtained about the facts and circumstances that existed at closing. Adjustments to certain assets acquired and liabilities assumed during the year ended December 31, 2023 resulted in a decrease in goodwill of $1 million since the purchase price allocation as of December 31, 2022.

	Final Purchase Price Allocation
Assets	
Current Assets	
Cash and Cash Equivalents	$ 154
Accounts Receivable (a)	195
Unbilled Revenues	54
Price Risk Management Assets	99
Regulatory Assets	75
Other Current Assets	65
Total Current Assets	**642**
Noncurrent Assets	
Property, Plant and Equipment, net	3,992
Regulatory Assets	393
Goodwill	1,585
Other Noncurrent Assets	164
Total Noncurrent Assets	**6,134**
Total Assets	**$ 6,776**
Liabilities	
Current Liabilities	
Long-Term Debt Due Within One Year	$ 14
Accounts Payable	180
Taxes Accrued	44
Regulatory Liabilities	239
Other Current Liabilities	198
Total Current Liabilities	**675**
Noncurrent Liabilities	
Long-Term Debt	1,496
Regulatory Liabilities	643
Other Deferred Credits and Noncurrent Liabilities	142
Noncurrent Liabilities	**2,281**
Total Purchase Price (Balance Sheet Net Assets)	**$ 3,820**

(a) Amounts represent fair value as of May 25, 2022. The gross contractual amount is $255 million. Cash flows not expected to be collected as of May 25, 2022 were $60 million.

Pro Forma Financial Information

The actual RIE Operating Revenues and Net income attributable to PPL included in PPL's Statement of Income for the period ended December 31, 2022, and PPL's unaudited pro forma 2022 and 2021 Operating Revenues and Net Income (Loss) attributable to PPL, including RIE, as if the Acquisition had occurred on January 1, 2021 are as follows.

	Operating Revenues	Net Income (Loss)
Actual RIE results included from May 25, 2022 - December 31, 2022 (a)	$ 1,038	$ (44)
PPL Pro Forma for the year ended 2022	8,667	790
PPL Pro Forma for the year ended 2021	7,478	159

(a) Net Income (Loss) includes expenses of $98 million (pre-tax) related to commitments made as a condition of the Acquisition.

The pro forma financial information presented above has been derived from the historical consolidated financial statements of PPL and Narragansett Electric. Non-recurring items included in the 2022 pro forma financial information include: (a) $18 million (pre-tax) of transaction costs related to the Acquisition, primarily for advisory, accounting and legal fees incurred, (b) $223 million (pre-tax) of Acquisition integration costs, (c) a $50 million reduction of revenue (pre-tax), write-offs of $43 million (pre-tax) of certain accounts receivable and regulatory assets of RIE and $5 million (pre-tax) of expenses accrued in support of Rhode Island's decarbonization goals, all of which were conditions of the Acquisition, and (d) the income tax effect of these items, which was tax effected at the statutory federal income tax rate of 21%.

Non-recurring items included in the 2021 pro forma financial information include: (a) $38 million (pre-tax) of Acquisition integration costs and (b) the income tax effect of this item, which was tax effected at the statutory federal income tax rate of 21%. Losses from the discontinued operations (net of income taxes) of PPL of $1,498 million in 2021 were excluded from the pro forma amount above.

Divestitures

Sale of Safari Holdings

On September 29, 2022, PPL signed a definitive agreement to sell all of Safari Holdings membership interests to Aspen Power Services, LLC (Aspen Power). On November 1, 2022, PPL completed the sale (the Transaction).

Final closing adjustments were completed during the year ended December 31, 2023, resulting in an increase to the loss on sale of $6 million ($5 million net of tax), which was recorded in "Other operation and maintenance" on the Statements of Income for the year ended December 31, 2023. A loss on sale of $60 million ($46 million net of tax benefit) was recorded in "Other operation and maintenance" on the Statements of Income for the year ended December 31, 2022.

In connection with the closing of the Transaction, PPL provided certain guarantees and other assurances. Certain of these guarantees and other assurances have been terminated as of January 8, 2024. See Note 13 to the Financial Statements for additional information.

<u>Discontinued Operations</u>

Sale of the U.K. Utility Business

On June 14, 2021, PPL WPD Limited completed the sale of PPL's utility business to National Grid Holdings One plc (National Grid U.K.), a subsidiary of National Grid plc. The transaction resulted in cash proceeds of $10.7 billion inclusive of foreign currency hedges executed by PPL. PPL received net proceeds, after taxes and fees, of $10.4 billion. PPL WPD Limited agreed to indemnify National Grid U.K. for certain tax related matters. See Note 13 for additional information. PPL has not had and will not have any significant involvement with the U.K. utility business since completion of the sale.

Summarized Results of Discontinued Operations

The operations of the U.K. utility business are included in "Income (Loss) from Discontinued Operations (net of income taxes)" on the Statements of Income for prior years, as there were no operations in 2023. Following are the components of discontinued operations in the Statements of Income for the years ended December 31:

	2022	2021
Operating Revenues	$ —	$ 1,344
Operating Expenses	—	467
Other Income (Expense) - net	—	202
Interest Expense (a)	—	209
Income before income taxes	—	870
Loss on sale	—	(1,609)
Income tax (benefit) expense	(42)	759
Income (Loss) from Discontinued Operations (net of income taxes)	$ 42	$ (1,498)

(a) No interest from corporate level debt was allocated to discontinued operations.

10. Leases

(All Registrants)

LG&E and KU have entered into various operating leases primarily for office space, vehicles and railcars. The leases generally have fixed payments with expiration dates ranging from 2024 to 2042, some of which have options to extend the leases from one year to ten years and some have options to terminate at LG&E's and KU's discretion.

PPL has also entered into various operating leases primarily for office and warehouse space. These leases generally have fixed payments with expiration dates ranging from 2024 through 2051. RIE has various operating leases, primarily related to buildings, land, and finance leases related to fleet vehicles used to support the electric and gas operations, with lease terms ranging between 1 and 28 years. In measuring lease liabilities, the Company excludes variable lease payments, other than those that depend on an index or rate, or are in substance fixed payments, and includes lease payments made at or before the commencement date. The variable lease payments were not material for the year ended December 31, 2023.

PPL Electric also has operating leases which do not have a significant impact to its operations.

(PPL, LG&E and KU)

Lessee Transactions

The following table provides the components of lease cost for the Registrants' leases for the years ended December 31:

	2023		2022		2021
PPL					
Lease cost:					
Finance lease cost:					
Amortization of right-of-use assets	$	1	$	—	$	—
Interest on lease liabilities		—		—		—
Operating lease cost		26		20		24
Short-term lease cost		6		6		6
Total lease cost	$	33	$	26	$	30
LG&E					
Lease cost:					
Operating lease cost	$	5	$	6	$	6
Short-term lease cost		1		1		1
Total lease cost	$	6	$	7	$	7
KU					
Lease cost:					
Operating lease cost	$	10	$	9	$	10
Short-term lease cost		1		2		1
Total lease cost	$	11	$	11	$	11

The following table provides other key information related to the Registrants' leases at December 31:

	2023		2022		2021
PPL					
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows from finance leases	$	—	$	—	$	—
Operating cash flows from operating leases		25		26		23
Financing cash flows from finance leases		1		—		—
Right-of-use asset obtained in exchange for new finance lease liabilities		7		—		—
Right-of-use asset obtained in exchange for new operating lease liabilities		47		15		12
LG&E					
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows from operating leases	$	6	$	8	$	6
Right-of-use asset obtained in exchange for new operating lease liabilities		6		4		4
KU					
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows from operating leases	$	9	$	12	$	10
Right-of-use asset obtained in exchange for new operating lease liabilities		10		5		7

The following table provides the total future minimum rental payments for leases, as well as a reconciliation of these undiscounted cash flows to the lease liabilities recognized on the Balance Sheets as of December 31, 2023.

	PPL		LG&E	KU
	Operating leases	Finance leases	Operating leases	Operating leases
2024	$ 24	$ 2	$ 6	$ 9
2025	18	1	5	6
2026	11	1	2	3
2027	9	1	1	2
2028	8	1	1	1
Thereafter	34	2	—	1
Total	$ 104	$ 8	$ 15	$ 22
Weighted-average discount rate	4.68%	7.56%	4.05%	4.36%
Weighted-average remaining lease term (in years)	8	7	3	3
Current lease liabilities (a)	$ 21	$ 1	$ 6	$ 8
Non-current lease liabilities (a)	63	6	9	12
Right-of-use assets (b)	74	6	13	19

(a) Current lease liabilities are included in "Other Current Liabilities" on the Balance Sheets. Non-current lease liabilities are included in "Other deferred credits and noncurrent liabilities" on the Balance Sheets. The difference between the total future minimum lease payments and the recorded lease liabilities is due to the impact of discounting.

(b) Operating lease right-of-use assets are included in "Other noncurrent assets" and finance lease right-of-use assets are included in "Property, Plant and Equipment" on the Balance Sheets.

Lessor Transactions

Third parties leased land from LG&E and KU at certain generation plants to produce refined coal used to generate electricity. The leases were operating leases and expired in 2021. Payments were allocated among lease and non-lease components as stated in the agreements. Lease payments were fixed or determined based on the amount of refined coal used in electricity generation at the facility. Payments received were primarily recorded as a regulatory liability and amortized in accordance with regulatory approvals. There are certain leases in which RIE is the lessor. Revenue under such leases was immaterial for the year ended December 31, 2023.

The following table shows the lease income recognized for the years ended December 31:

	2023	2022	2021
PPL	$ 4	6	11
LG&E	—	2	5
KU	—	—	5

11. Retirement and Postemployment Benefits

(All Registrants)

Defined Benefits

Certain employees of PPL's subsidiaries are eligible for pension benefits under non-contributory defined benefit pension plans with benefits based on length of service and final average pay, as defined by the plans.

Effective January 1, 2012, PPL's primary defined benefit pension plan was closed to all newly hired salaried employees. Effective July 1, 2014, PPL's primary defined benefit pension plan was closed to all newly hired bargaining unit employees. Newly hired employees are eligible to participate in the PPL Retirement Savings Plan, a 401(k) savings plan with enhanced employer contributions.

The defined benefit pension plans of LKE and its subsidiaries were closed to new salaried and bargaining unit employees hired after December 31, 2005. Employees hired after December 31, 2005 receive additional company contributions above the standard matching contributions to their savings plans. The pension plans sponsored by LKE and LG&E were merged effective January 1, 2020 into the LG&E and KU Pension Plan. The merged plan is sponsored by LKE. LG&E and KU participate in this plan.

The RIE defined benefit plans provide most union employees, as well as non-union employees hired before January 1, 2011, with a retirement benefit. Supplemental non-qualified, non-contributory executive retirement programs provide additional defined pension benefits for certain executives.

PPL and certain of its subsidiaries also provide supplemental retirement benefits to executives and other key management employees through unfunded nonqualified retirement plans.

Certain employees of PPL's subsidiaries are eligible for certain health care and life insurance benefits upon retirement through contributory plans. Effective January 1, 2014, the PPL Postretirement Medical Plan was closed to all newly hired salaried employees. Effective July 1, 2014, the PPL Postretirement Medical Plan was closed to all newly hired bargaining unit employees. Effective January 1, 2024, newly hired salaried employees and certain bargaining unit employees of LKE will no longer be eligible for postretirement medical benefits under the LKE Postretirement Plan. Postretirement health benefits may be paid from 401(h) accounts established as part of the PPL Retirement Plan and the LG&E and KU Pension Plan within the PPL Services Corporation Master Trust, funded VEBA trusts and company funds.

The Rhode Island postretirement benefit plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must contribute to the cost of their coverage.

(PPL)

The following table provides the components of net periodic defined benefit costs (credits) for PPL's pension and other postretirement benefit plans for the years ended December 31.

	Pension Benefits			Other Postretirement Benefits		
	2023	2022	2021	2023	2022	2021
Net periodic defined benefit costs (credits):						
Service cost	$ 34	$ 51	$ 56	$ 6	$ 7	$ 6
Interest cost	188	144	121	30	20	16
Expected return on plan assets	(309)	(276)	(255)	(30)	(28)	(23)
Amortization of:						
Prior service cost (credit)	6	8	8	1	1	1
Actuarial (gain) loss	2	51	93	(5)	(5)	(1)
Net periodic defined benefit costs (credits) prior to settlements and termination benefits	(79)	(22)	23	2	(5)	(1)
Settlements (a)	—	23	18	—	—	—
Net periodic defined benefit costs (credits)	$ (79)	$ 1	$ 41	$ 2	$ (5)	$ (1)
Other Changes in Plan Assets and Benefit Obligations Recognized in OCI and Regulatory Assets/Liabilities - Gross:						
Net (loss)/gain allocated at acquisition	$ —	$ 33	$ —	$ —	$ (49)	$ —
Settlement	—	(23)	(18)	—	—	—
Net (gain) loss	193	242	42	(6)	—	(53)
Prior service cost (credit)	2	—	3	—	—	—
Amortization of:						
Prior service (cost) credit	(6)	(8)	(8)	(1)	(1)	(1)
Actuarial gain (loss)	(2)	(51)	(93)	5	5	1
Total recognized in OCI and regulatory assets/liabilities	187	193	(74)	(2)	(45)	(53)
Total recognized in net periodic defined benefit costs, OCI and regulatory assets/liabilities	$ 108	$ 194	$ (33)	$ —	$ (50)	$ (54)

(a)   Settlement charges incurred as a result of the amount of lump sum payment distributions, primarily from the LKE qualified pension plan. In accordance with existing regulatory accounting treatment, LG&E and KU have primarily maintained the settlement charge in regulatory assets to be amortized in accordance with existing regulatory practice. The portion of the settlement attributed to LKE's operations outside of the jurisdiction of the KPSC has been charged to expense.

For PPL's pension and postretirement benefits, the amounts recognized in OCI and regulatory assets/liabilities for the years ended December 31 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2023	2022	2021	2023	2022	2021
OCI	$ 52	$ 142	$ (70)	$ —	$ 13	$ (42)
Regulatory assets/liabilities	135	51	(4)	(2)	(58)	(11)
Total recognized in OCI and regulatory assets/liabilities	$ 187	$ 193	$ (74)	$ (2)	$ (45)	$ (53)

(PPL)

PPL uses base mortality tables issued by the Society of Actuaries for all defined benefit pension and other postretirement benefit plans. The Pri-2012 base table and the MP-2020 projection scale with varying adjustment factors based on the underlying demographic and geographic differences and experience of the plan participants was used for all periods.

The following weighted-average assumptions were used in the valuation of the benefit obligations at December 31.

	Pension Benefits		Other Postretirement Benefits	
	2023	**2022**	**2023**	**2022**
PPL				
Discount rate	5.52 %	5.80 %	5.54 %	5.81 %
Rate of compensation increase	3.43 %	3.77 %	3.43 %	3.78 %

The following weighted-average assumptions were used to determine the net periodic defined benefit costs for the years ended December 31.

	Pension Benefits			Other Postretirement Benefits		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
PPL						
Discount rate	5.52 %	3.35 %	2.92 %	5.54 %	3.54 %	2.84 %
Rate of compensation increase	3.43 %	3.74 %	3.76 %	3.43 %	2.84 %	3.75 %
Expected return on plan assets	8.25 %	7.25 %	7.25 %	7.38 %	6.52 %	6.48 %

(a) The expected long-term rates of return for pension and other postretirement benefits are based on management's projections using a best-estimate of expected returns, volatilities and correlations for each asset class. Each plan's specific current and expected asset allocations are also considered in developing a reasonable return assumption.

The following table provides the assumed health care cost trend rates for the years ended December 31:

	2023	**2022**	**2021**
PPL			
Health care cost trend rate assumed for next year			
– obligations	6.25 %	6.50 %	6.25 %
– cost	6.50 %	6.25 %	6.50 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			
– obligations	5.00 %	5.00 %	5.00 %
– cost	5.00 %	5.00 %	5.00 %
Year that the rate reaches the ultimate trend rate			
– obligations	2029	2029	2027
– cost	2029	2027	2027

The funded status of PPL's plans at December 31 was as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Change in Benefit Obligation				
Benefit Obligation, beginning of period	$ 3,333	$ 3,989	$ 534	$ 504
Service cost	34	51	6	7
Interest cost	188	144	30	20
Participant contributions	—	—	9	9
Plan amendments	3	—	—	—
Actuarial (gain) loss	179	(1,026)	18	(114)
Acquisition (a)	—	553	—	163
Settlements	(3)	(111)	—	—
Gross benefits paid	(280)	(267)	(59)	(55)
Benefit Obligation, end of period	3,454	3,333	538	534
Change in Plan Assets				
Plan assets at fair value, beginning of period	3,149	3,887	417	367
Actual return on plan assets	297	(992)	54	(86)
Employer contributions	13	9	16	19
Participant contributions	—	—	7	7
Acquisition (a)	—	623	—	160
Settlements	(3)	(111)	—	—
Gross benefits paid	(280)	(267)	(56)	(50)
Plan assets at fair value, end of period	3,176	3,149	438	417
Funded Status, end of period	$ (278)	$ (184)	$ (100)	$ (117)
Amounts recognized in the Balance Sheets consist of:				
Noncurrent asset	$ 7	$ 33	$ 10	$ 9
Current liability	(10)	(10)	(14)	(14)
Noncurrent liability	(275)	(207)	(96)	(112)
Net amount recognized, end of period	$ (278)	$ (184)	$ (100)	$ (117)
Amounts recognized in AOCI and regulatory assets/liabilities (pre-tax) consist of:				
Prior service cost (credit)	$ 11	$ 14	$ 10	$ 11
Net actuarial (gain) loss	1,017	827	(96)	(95)
Total	$ 1,028	$ 841	$ (86)	$ (84)
Total accumulated benefit obligation for defined benefit pension plans	$ 3,312	$ 3,197		

(a) Related to the pension and other postretirement plans assumed for the employees of Rhode Island Energy. See Note 9 for additional details on the acquisition of Narragansett Electric.

For PPL's pension and other postretirement benefit plans, the amounts recognized in AOCI and regulatory assets/liabilities at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
AOCI	$ 235	$ 183	$ 14	$ 13
Regulatory assets/liabilities	793	658	(100)	(97)
Total	$ 1,028	$ 841	$ (86)	$ (84)

The actuarial loss for pension plans in 2023 was primarily related to a change in the discount rate used to measure the benefit obligations of those plans. The actuarial gain for pension plans in 2022 was related to a change in the discount rate used to measure the benefit obligations of those plans.

The following tables provide information on pension plans where the projected benefit obligation (PBO) or accumulated benefit obligation (ABO) exceed the fair value of plan assets:

	PBO in excess of plan assets		
	2023		2022
Projected benefit obligation	$ 2,891	$	2,818
Fair value of plan assets	2,606		2,601

	ABO in excess of plan assets		
	2023		2022
Accumulated benefit obligation	$ 1,773	$	1,720
Fair value of plan assets	1,594		1,581

(PPL Electric)

Although PPL Electric does not directly sponsor any defined benefit plans, it is allocated a portion of the funded status and costs of plans sponsored by PPL Services based on its participation in those plans, which management believes are reasonable. The actuarially determined obligations of current active employees and retirees are used as a basis to allocate total plan activity, including active and retiree costs and obligations. Allocations to PPL Electric resulted in assets/(liabilities) at December 31 as follows:

	2023		2022
Pension	$ (65)	$	(34)
Other postretirement benefits	(55)		(60)

(LG&E)

Although LG&E does not directly sponsor any defined benefit plans, it is allocated a portion of the funded status and costs of plans sponsored by LKE. LG&E is also allocated costs of defined benefits plans from LKS for defined benefit plans sponsored by LKE. See Note 14 for additional information on costs allocated to LG&E from LKS. These allocations are based on LG&E's participation in those plans, which management believes are reasonable. The actuarially determined obligations of current active employees and retired employees of LG&E are used as a basis to allocate total plan activity, including active and retiree costs and obligations. Allocations to LG&E resulted in assets/(liabilities) at December 31 as follows:

	2023		2022
Pension	$ 34	$	41
Other postretirement benefits	(44)		(41)

(KU)

Although KU does not directly sponsor any defined benefit plans, it is allocated a portion of the funded status and costs of plans sponsored by LKE. KU is also allocated costs of defined benefit plans from LKS for defined benefit plans sponsored by LKE. See Note 14 for additional information on costs allocated to KU from LKS. These allocations are based on KU's participation in those plans, which management believes are reasonable. The actuarially determined obligations of current active employees and retired employees of KU are used as a basis to allocate total plan activity, including active and retiree costs and obligations. Allocations to KU resulted in assets/(liabilities) at December 31 as follows.

	2023		2022
Pension	$ 51	$	44
Other postretirement benefits	(9)		(9)

Plan Assets - Pension Plans

(PPL)

All of PPL's qualified pension plans are invested in the PPL Services Corporation Master Trust (the Master Trust) that also includes 401(h) accounts that are restricted for certain other postretirement benefit obligations of PPL, RIE and LKE. The investment strategy for the Master Trust is to achieve a risk-adjusted return on a mix of assets that, in combination with PPL's funding policy, will ensure that sufficient assets are available to provide long-term growth and liquidity for benefit payments, while also managing the duration of the assets to complement the duration of the liabilities. The Master Trust benefits from a wide diversification of asset types, investment fund strategies and external investment fund managers, and therefore has no significant concentration of risk.

The investment policy of the Master Trust outlines investment objectives and defines the responsibilities of the EBPB, external investment managers, investment advisor and trustee and custodian. The investment policy is reviewed annually by PPL's Board of Directors.

The EBPB created a risk management framework around the trust assets and pension liabilities. This framework considers the trust assets as being composed of three sub-portfolios: growth, immunizing and liquidity portfolios. The growth portfolio is comprised of investments that generate a return at a reasonable risk, including equity securities, certain debt securities and alternative investments. The immunizing portfolio consists of debt securities, generally with long durations, and derivative positions. The immunizing portfolio is designed to offset a portion of the change in the pension liabilities due to changes in interest rates. The liquidity portfolio consists primarily of cash and cash equivalents.

Target allocation ranges have been developed for each portfolio based on input from external consultants with a goal of limiting funded status volatility. The EBPB monitors the investments in each portfolio and seeks to obtain a target portfolio that emphasizes reduction of risk of loss from market volatility. In pursuing that goal, the EBPB establishes revised guidelines from time to time. EBPB investment guidelines as of the end of 2023 are presented below.

The asset allocation for the trust and the target allocation by portfolio at December 31 are as follows:

	Percentage of trust assets		2023
	2023	2022	Target Asset Allocation
Growth Portfolio	54 %	55 %	55 %
Equity securities	31 %	31 %	
Debt securities (a)	12 %	13 %	
Alternative investments	11 %	11 %	
Immunizing Portfolio	43 %	43 %	43 %
Debt securities (a)	36 %	33 %	
Derivatives (b)	7 %	10 %	
Liquidity Portfolio	3 %	2 %	2 %
Total	100 %	100 %	100 %

(a)   Includes commingled debt funds, which PPL treats as debt securities for asset allocation purposes.
(b)   Includes posted collateral to support derivative instruments subject to counterparty risk.

The fair value of net assets in the Master Trust by asset class and level within the fair value hierarchy was:

| | December 31, 2023 | | | | December 31, 2022 | | | |
| | Fair Value Measurements Using | | | | Fair Value Measurements Using | | | |
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
PPL Services Corporation Master Trust								
Cash and cash equivalents	$ 226	$ 226	$ —	$ —	$ 306	$ 306	$ —	$ —
Equity securities:								
U.S. Equity	36	36	—	—	34	34	—	—
U.S. Equity fund measured at NAV (a)	542	—	—	—	574	—	—	—
International equity fund at NAV (a)	431	—	—	—	403	—	—	—
Commingled debt measured at NAV (a)	528	—	—	—	526	—	—	—
Debt securities:								
U.S. Treasury and U.S. government sponsored agency	159	159	—	—	153	153	—	—
Corporate	915	—	906	9	834	—	818	16
Other	14	—	13	1	14	—	14	—
Alternative investments:								
Real estate measured at NAV (a)	61	—	—	—	60	—	—	—
Private equity measured at NAV (a)	105	—	—	—	96	—	—	—
Private credit partnerships measured at NAV (a)	13	—	—	—	6	—	—	—
Hedge funds measured at NAV (a)	192	—	—	—	194	—	—	—
Derivatives	93	—	93	—	8	—	8	—
PPL Services Corporation Master Trust assets, at fair value	3,315	$ 421	$ 1,012	$ 10	3,208	$ 493	$ 840	$ 16
Receivables and payables, net (b)	(16)				67			
401(h) accounts restricted for other postretirement benefit obligations	(124)				(126)			
Total PPL Services Corporation Master Trust pension assets	$ 3,175				$ 3,149			

(a) In accordance with accounting guidance, certain investments that are measured at fair value using the net asset value per share (NAV), or its equivalent, have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

(b) Receivables and payables, net represents amounts for investments sold/purchased but not yet settled along with interest and dividends earned but not yet received.

A reconciliation of the Master Trust assets classified as Level 3 at December 31, 2023 is as follows:

	Corporate debt
Balance at beginning of period	$ 16
Actual return on plan assets:	
Relating to assets still held at the reporting date	(2)
Relating to assets sold during the period	4
Purchases, sales and settlements	(8)
Balance at end of period	$ 10

A reconciliation of the Master Trust assets classified as Level 3 at December 31, 2022 is as follows:

	Corporate debt
Balance at beginning of period	$ 20
Actual return on plan assets:	
Relating to assets still held at the reporting date	(2)
Relating to assets sold during the period	2
Purchases, sales and settlements	(4)
Balance at end of period	$ 16

The fair value measurements of cash and cash equivalents are based on the amounts on deposit.

The market approach is used to measure fair value of equity securities. The fair value measurements of equity securities (excluding commingled funds), which are generally classified as Level 1, are based on quoted prices in active markets. These securities represent actively and passively managed investments that are managed against various equity indices.

Investments in commingled equity and debt funds are categorized as equity securities. Investments in commingled equity funds include funds that invest in U.S. and international equity securities. Investments in commingled debt funds include funds that invest in a diversified portfolio of emerging market debt obligations, as well as funds that invest in investment grade long-duration fixed-income securities.

The fair value measurements of debt securities are generally based on evaluations that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences. The fair value of debt securities is generally measured using a market approach, including the use of pricing models, which incorporate observable inputs. Common inputs include benchmark yields, relevant trade data, broker/dealer bid/ask prices, benchmark securities and credit valuation adjustments. When necessary, the fair value of debt securities is measured using the income approach, which incorporates similar observable inputs as well as payment data, future predicted cash flows, collateral performance and new issue data. For the Master Trust, these securities represent investments in securities issued by U.S. Treasury and U.S. government sponsored agencies; investments securitized by residential mortgages, auto loans, credit cards and other pooled loans; investments in investment grade and non-investment grade bonds issued by U.S. companies across several industries; investments in debt securities issued by foreign governments and corporations.

Investments in real estate represent an investment in a partnership whose purpose is to manage investments in U.S. real estate properties diversified geographically and across major property types (e.g., office, industrial, retail, etc.). The partnership has limitations on the amounts that may be redeemed based on available cash to fund redemptions. Additionally, the general partner may decline to accept redemptions when necessary to avoid adverse consequences for the partnership, including legal and tax implications, among others. The fair value of the investment is based upon a partnership unit value.

Investments in private equity represent interests in partnerships in multiple early-stage venture capital funds and private equity fund of funds that use a number of diverse investment strategies. The partnerships have limited lives of at least 10 years, after which liquidating distributions will be received. Prior to the end of each partnership's life, the investment cannot be redeemed with the partnership; however, the interest may be sold to other parties, subject to the general partner's approval. Fair value is based on an ownership interest in partners' capital to which a proportionate share of net assets is attributed.

Investments in private credit represent pools of actively managed loans that span capital structure and borrower type. Strategies carry different types and levels of risk. Returns from those strategies will vary in terms of yield, fees generated, loan loss rates and the pace of principal repayment. Investments have limited lives of approximately 2-8 years. The investment cannot be redeemed with the general partner; however, the interest may be sold to other parties, subject to the general partner's approval. Fair value is based on an ownership interest in partners' capital to which a proportionate share of net assets is attributed.

At December 31, 2023, the Master Trust had unfunded commitments of $85 million that may be required during the lives of the real estate, private equity and private credit partnerships.

Investments in hedge funds represent investments in a fund of hedge funds. Hedge funds seek a return utilizing a number of diverse investment strategies. The strategies, when combined, aim to reduce volatility and risk while attempting to deliver positive returns under most market conditions. Major investment strategies for the fund of hedge funds include long/short equity, tactical trading, event driven, and relative value. Shares may be redeemed with 45 days prior written notice. The fund is subject to short term lockups and other restrictions. The fair value for the fund has been estimated using the net asset value per share.

The fair value measurements of derivative instruments utilize various inputs that include quoted prices for similar contracts or market-corroborated inputs. In certain instances, these instruments may be valued using models, including standard option valuation models and standard industry models. These securities primarily represent investments in treasury futures, total return swaps, interest rate swaps and swaptions (the option to enter into an interest rate swap), which are valued based on quoted prices, changes in the value of the underlying exposure or on the swap details, such as swap curves, notional amount, index and term of index, reset frequency, volatility and payer/receiver credit ratings.

Plan Assets - Other Postretirement Benefit Plans

The investment strategy with respect to other postretirement benefit obligations is to fund VEBA trusts and/or 401(h) accounts with voluntary contributions and to invest in a tax efficient manner. Excluding the 401(h) accounts included in the Master Trust, other postretirement benefit plans are invested in a mix of assets for long-term growth with an objective of earning returns that provide liquidity as required for benefit payments. These plans benefit from diversification of asset types, investment fund strategies and investment fund managers and, therefore, have no significant concentration of risk. Equity securities include investments in a large-cap commingled fund and a global equity exchange-traded fund. Ownership interests in commingled funds that invest entirely in debt securities are classified as equity securities, but treated as debt securities for asset allocation and target allocation purposes. Ownership interests in money market funds are treated as cash and cash equivalents for asset allocation and target allocation purposes. The asset allocation for the PPL VEBA trusts and the target allocation, by asset class, at December 31 are detailed below.

| | Percentage of plan assets | | Target Asset Allocation |
	2023	2022	2023
Asset Class			
Equity securities	46 %	45 %	45 %
Debt securities (a)	48 %	48 %	49 %
Cash and cash equivalents (b)	6 %	7 %	6 %
Total	100 %	100 %	100 %

(a) Includes commingled debt funds and debt securities.
(b) Includes money market funds.

The fair value of assets in the other postretirement benefit plans by asset class and level within the fair value hierarchy was:

| | December 31, 2023 | | | | December 31, 2022 | | | |
| | Fair Value Measurement Using | | | | Fair Value Measurement Using | | | |
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Money market funds	$ 20	$ 20	$ —	$ —	$ 19	$ 19	$ —	$ —
Equity securities:								
Large-cap equity fund measure at NAV (a)	76	—	—	—	71	—	—	—
Commingled debt fund measured at NAV (a)	84	—	—	—	77	—	—	—
Global equity exchange-traded fund	72	72	—	—	61	61	—	—
Long-term bond exchange-traded fund	74	74	—	—	65	65	—	—
Total VEBA trust assets, at fair value	326	$ 166	$ —	$ —	293	$ 145	$ —	$ —
Receivables and payables, net (b)	(12)				(2)			
401(h) account assets	124				126			
Total other postretirement benefit plan assets	$ 438				$ 417			

(a) In accordance with accounting guidance certain investments that are measured at fair value using the net asset value per share (NAV), or its equivalent, have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.
(b) Receivables and payables represent amounts for investments sold/purchased but not yet settled along with interest and dividends earned but not yet received.

Investments in money market funds represent investments in funds that invest primarily in a diversified portfolio of investment grade money market instruments, including, but not limited to, commercial paper, notes, repurchase agreements and other evidences of indebtedness with a maturity not exceeding 13 months from the date of purchase. The primary objective of the fund is a level of current income consistent with stability of principal and liquidity. Redemptions can be made daily on this fund.

Investments in large-cap equity securities represent investments in a passively managed equity index fund that invests in securities and a combination of other collective funds. Fair value measurements are not obtained from a quoted price in an active market but are based on firm quotes of net asset values per share as provided by the trustee of the fund. Redemptions can be made daily on this fund.

Investments in commingled debt securities represent investments in a fund that invests in a diversified portfolio of investment grade long-duration fixed income securities. Redemptions can be made daily on these funds.

Investments in global equity exchange-traded fund represents a passively-managed pooled investment vehicle that invests in developed market equities and is designed to track the performance of the MSCI World Index. Fair value measurements can be obtained from a quoted price on the exchange. Redemptions can be made daily on this fund.

Investments in long-term bond exchange-traded fund represents a passively-managed pooled investment vehicle that is designed to track the performance of the Bloomberg U.S. Long Government/Credit Float Adjusted Index, which includes all medium and larger issues of U.S. Government, investment-grade corporate and investment-grade international dollar-denominated bonds that have maturities of greater than 10 years. Fair value measurements can be obtained from a quoted price on the exchange. Redemptions can be made daily on this fund.

Expected Cash Flows - Defined Benefit Plans *(PPL)*

PPL does not plan to contribute to its pension plans in 2024, as PPL's defined benefit pension plans have the option to utilize available prior year credit balances to meet current and future contribution requirements.

PPL sponsors various non-qualified supplemental pension plans for which no assets are segregated from corporate assets. PPL expects to make approximately $10 million of benefit payments under these plans in 2024.

PPL is not required to make contributions to its other postretirement benefit plans but has historically funded these plans in amounts equal to the postretirement benefit costs recognized. Continuation of this past practice would cause PPL to contribute $14 million to its other postretirement benefit plans in 2024.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plans and the following federal subsidy payments are expected to be received by PPL.

| | Pension | Other Postretirement | |
		Benefit Payment	Expected Federal Subsidy
2024	$ 299	$ 52	$ —
2025	293	50	—
2026	290	49	—
2027	282	48	—
2028	277	47	—
2029-2033	1,322	216	—

Savings Plans *(All Registrants)*

Substantially, all employees of PPL's subsidiaries are eligible to participate in deferred savings plans (401(k)s). Employer contributions to the plans were:

	2023	2022	2021
PPL	$ 48	$ 36	$ 29
PPL Electric	8	6	5
LG&E	8	7	7
KU	6	5	5

12. Jointly Owned Facilities

(PPL, LG&E and KU)

At December 31, 2023 and 2022, the Balance Sheets reflect the owned interests in the generating plants listed below.

	Ownership Interest	Electric Plant	Accumulated Depreciation	Construction Work in Progress
PPL				
December 31, 2023				
Trimble County Unit 1	75.00 %	$ 464	$ 110	$ —
Trimble County Unit 2	75.00 %	1,490	300	49
December 31, 2022				
Trimble County Unit 1	75.00 %	$ 455	$ 94	$ 1
Trimble County Unit 2	75.00 %	1,372	276	148
LG&E				
December 31, 2023				
E.W. Brown Units 6-7	38.00 %	$ 53	$ 27	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	53.00 %	52	29	—
Trimble County Unit 1	75.00 %	464	110	—
Trimble County Unit 2	14.25 %	447	74	25
Trimble County Units 5-6	29.00 %	37	17	—
Trimble County Units 7-10	37.00 %	82	39	—
Cane Run Unit 7	22.00 %	127	25	3
E.W. Brown Solar Unit	39.00 %	10	3	—
Solar Share	44.00 %	3	—	—
Mercer Solar	37.00 %	7	—	—
Mill Creek 5	31.00 %	—	—	2
Brown Wind	36.00 %	—	—	—
December 31, 2022				
E.W. Brown Units 6-7	38.00 %	$ 53	$ 25	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	53.00 %	51	27	—
Trimble County Unit 1	75.00 %	455	94	1
Trimble County Unit 2	14.25 %	384	66	78
Trimble County Units 5-6	29.00 %	36	16	—
Trimble County Units 7-10	37.00 %	81	36	—
Cane Run Unit 7	22.00 %	126	21	2
E.W. Brown Solar Unit	39.00 %	10	3	—
Solar Share	44.00 %	3	—	—
KU				
December 31, 2023				
E.W. Brown Units 6-7	62.00 %	$ 87	$ 45	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	47.00 %	46	25	—
Trimble County Unit 2	60.75 %	1,043	227	24
Trimble County Units 5-6	71.00 %	86	41	—
Trimble County Units 7-10	63.00 %	135	65	—
Cane Run Unit 7	78.00 %	449	90	10
E.W. Brown Solar Unit	61.00 %	16	5	—

	Ownership Interest	Electric Plant	Accumulated Depreciation	Construction Work in Progress
Solar Share	56.00 %	4	—	—
Mercer Solar	63.00 %	12	—	1
Mill Creek 5	69.00 %	—	—	3
Brown Wind	64.00 %	1	—	—
December 31, 2022				
E.W. Brown Units 6-7	62.00 %	$ 87	$ 42	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	47.00 %	45	23	—
Trimble County Unit 2	60.75 %	987	210	70
Trimble County Units 5-6	71.00 %	84	38	—
Trimble County Units 7-10	63.00 %	133	61	—
Cane Run Unit 7	78.00 %	446	77	6
E.W. Brown Solar Unit	61.00 %	16	5	—
Solar Share	56.00 %	4	—	—

Each subsidiary owning these interests provides its own funding for its share of the facility. Each receives a portion of the total output of the generating plants equal to its percentage ownership. The share of fuel and other operating costs associated with the plants is included in the corresponding operating expenses on the Statements of Income.

13. Commitments and Contingencies

Energy Purchase Commitments

(PPL, LG&E and KU)

LG&E and KU enter into purchase contracts to supply the coal and natural gas requirements for generation facilities and LG&E's retail natural gas supply operations. These contracts include the following commitments:

Contract Type	Maximum Maturity Date
Natural Gas Fuel	2025
Natural Gas Retail Supply	2024
Coal	2028
Coal Transportation and Fleeting Services	2033
Natural Gas Transportation	2030

LG&E and KU have a PPA with OVEC expiring in June 2040. See footnote (e) to the table in "Guarantees and Other Assurances" below for information on the OVEC power purchase contract. Future obligations for power purchases from OVEC are demand payments, comprised of debt-service payments and contractually-required reimbursements of plant operating, maintenance and other expenses, and are projected as follows:

	LG&E	KU	Total
2024	$ 26	$ 12	$ 38
2025	24	11	35
2026	24	11	35
2027	25	11	36
2028	22	10	32
Thereafter	175	77	252
Total	$ 296	$ 132	$ 428

LG&E and KU had total energy purchases under the OVEC PPA for the years ended December 31 as follows:

	2023	2022	2021
LG&E	$ 20	$ 21	$ 13
KU	9	9	6
Total	$ 29	$ 30	$ 19

(PPL)

RIE has several long-term contracts for the purchase of electric power. Substantially all of these contracts require power to be delivered before RIE is obligated to make payment. Additionally, RIE has entered various contracts for gas delivery, storage, and supply services. Certain of these contracts require payment of annual demand charges, which are recoverable from customers. RIE is liable for these payments regardless of the level of service required from third-parties.

These contracts include the following commitments:

Contract Type	Maximum Maturity Date
Electric power	2025
Gas-related	Beyond 2029

RIE's commitments under these long-term contracts subsequent to December 31, 2023 are summarized in the table below.

	Total	2024	2025-2026	2027-2028	Thereafter
Energy Purchase Obligations	$ 1,087	$ 425	$ 196	$ 97	$ 369

Long-term Contracts for Renewable Energy *(PPL)*

Several of the obligations included in the table above relate to certain long-term contracts for renewable energy, including:

- the Deepwater Wind PPA, involving a proposal for a small-scale renewable energy generation project of up to eight offshore wind turbines with an aggregate nameplate capacity of up to 30 MW to benefit the Town of New Shoreham and an underwater cable to Block Island, which entered into service in October 2016;
- the Three-State Procurement, involving six clean energy long-term contracts pursuant to the Rhode Island Long-Term Contracting Standard (LTCS) of which 36.427 MW is currently operational and with respect to which RIE collects 2.75% remunerations in the annual payments pursuant to the LTCS; and
- the Offshore Wind Energy Procurement, pursuant to a 20-year PPA with Deep Water Wind Rev I, LLC (Revolution Wind), with an expected nameplate capacity of 408 MW expected to be operational in 2026; this contract was approved without remuneration but allows RIE to seek costs incurred under the agreement.

In addition, RIE is obligated under the LTCS (as amended in 2014) to annually solicit for renewable projects until 90 MW of renewable contracting capacity has been secured. The RIPUC-approved solicitations currently in service include: (i) a 15-year PPA with Orbit Energy Rhode Island, LLC for a 3.2 MW nameplate anaerobic digester biogas project located in Johnston, Rhode Island, placed in service in 2017, (ii) a 15-year PPA with Black Bear Development Holdings, LLC for a 3.9 MW nameplate run-of-river hydroelectric plant located in Orono, Maine, placed in service in 2013, (iii) a 15-year PPA with Copenhagen Wind Farm, LLC for an 80 MW nameplate land-based wind project located in Denmark, New York, placed in service in 2018, and (iv) a 15-year PPA with Rhode Island LFG Genco, LLC for a 32.1 MW nameplate combined cycle combustion turbine generating facility fueled by a landfill gas project located in Johnston, Rhode Island, placed in service in 2013. On December 29, 2023, RIE filed an RFP with the RIPUC for approval under LTCS to backfill approximately 17.2 MW of renewable contracting capacity resulting from a terminated PPA to fulfill the required 90 MW under LTCS.

In addition to the LTCS, in October 2023, RIE issued a request for proposals (RFP) for 300 MW to approximately 1,200 MW of newly developed offshore wind energy projects, under the Affordable Clean Energy Security Act (ACES), as amended in 2022. Based on the RFP schedule, RIE anticipates beginning conditional project selection in June 2024. RIE must negotiate in good faith to achieve a commercially reasonable contract and may file such contract with the RIPUC for approval in December 2024, unless RIE shows that the bids are unlikely to lead to a contract that meets all of the statutory and RFP requirements.

As approved by the RIPUC, RIE is allowed to pass through commodity-related/purchased power costs to customers and collect remuneration equal to 2.75% for long-term contracts approved prior to January 1, 2022, pursuant to LTCS as amended in 2022, and that have achieved commercial operation. For long-term contracts approved pursuant to LTCS or ACES, both as amended, on or after January 1, 2022, RIE is entitled to financial remuneration equal to 1.0% through December 31, 2026, for those projects that are commercially operating. For long-term contracts approved pursuant to LTCS or ACES on or after January 1, 2027, RIE is not entitled to any financial remuneration, unless otherwise granted by the RIPUC. Also, the 2022 amendments to LTCS and ACES added a provision, which provides that for any calendar year in which RIE's actual return on equity exceeds the return on equity allowed by the RIPUC in the last general rate case, the RIPUC may adjust any or all remuneration to assure that such remuneration does not result in or contribute toward RIE earning above its allowed return for such calendar year.

Legal Matters

(All Registrants)

PPL and its subsidiaries are involved in legal proceedings, claims and litigation in the ordinary course of business. PPL and its subsidiaries cannot predict the outcome of such matters, or whether such matters may result in material liabilities, unless otherwise noted.

<u>Talen Litigation</u>

Background (PPL)

In September 2013, one of PPL's former subsidiaries, PPL Montana, entered into an agreement to sell its hydroelectric generating facilities. In June 2014, PPL and PPL Energy Supply, the parent company of PPL Montana, entered into various definitive agreements with affiliates of Riverstone to spin off PPL Energy Supply and ultimately merge it with Riverstone's competitive power generation businesses to form a stand-alone company named Talen Energy. In November 2014, after executing the spinoff agreements but prior to the closing of the spinoff transaction, PPL Montana closed the sale of its hydroelectric generating facilities. Subsequently, on June 1, 2015, the spinoff of PPL Energy Supply was completed. Following the spinoff transaction, PPL had no continuing ownership interest in or control of PPL Energy Supply. In connection with the spinoff transaction, PPL Montana became Talen Montana, LLC (Talen Montana), a subsidiary of Talen Energy and Talen Energy Marketing, LLC also became a subsidiary of Talen Energy. Talen Energy has owned and operated both Talen Montana and Talen Energy Marketing, LLC since the spinoff. As a result of the spinoff and merger, affiliates of Riverstone owned a 35% interest in Talen Energy. Riverstone subsequently acquired the remaining interests in Talen Energy in a take private transaction in December 2016.

In October 2018, Talen Montana Retirement Plan and Talen Energy Marketing, LLC filed a putative class action complaint on behalf of current and contingent creditors of Talen Montana (the Montana Action) who allegedly suffered harm or allegedly will suffer reasonably foreseeable harm as a result of, among other things, the November 2014 allegedly fraudulent transfer of $900 million of proceeds from the sale of then-PPL Montana's hydroelectric generating facilities.

In November 2018, PPL, certain PPL affiliates, and certain current and former officers and directors filed a complaint in the Court of Chancery of the State of Delaware seeking various forms of relief against Riverstone, Talen Energy and certain of their affiliates (the Delaware Action), in response to the Montana Action and as part of the defense strategy.

Talen Energy Supply, LLC et al. and Talen Montana LLC v. PPL Corp., PPL Capital Funding, Inc., PPL Electric Utilities Corp., and PPL Energy Funding (PPL and PPL Electric)

On May 9, 2022, Talen Energy Supply, LLC and 71 affiliates, including Talen Montana, LLC, filed petitions for protection under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (Texas Bankruptcy Court).

On May 10, 2022, Talen Montana, LLC, as debtor-in-possession, filed a complaint initiating an adversary proceeding (Adversary Proceeding) in the Texas Bankruptcy Court against PPL Corporation, PPL Capital Funding, Inc., PPL Electric Utilities Corporation, and PPL Energy Funding Corporation. Similar to the litigation in Montana, the Adversary Proceeding sought the recovery of an allegedly fraudulent transfer relating to PPL Montana's November 2014 sale of hydroelectric assets to Northwestern and subsequent distribution of approximately $900 million of proceeds from that sale, reiterating claims that the parties had already been litigating in Montana and Delaware.

Both the Montana Action and the Delaware Action were transferred to and consolidated in the Texas Bankruptcy Court. PPL filed its Answer and asserted a Counterclaim against the Talen and Riverstone entities, similar to the claims previously asserted in the Delaware Action, and filed a motion for partial summary judgment that was heard on October 31, 2022. Mediation occurred on February 22, 2023 before Judge David R. Jones of the Texas Bankruptcy Court. The parties were not able to settle the case at that time. On June 14, 2023, the Texas Bankruptcy Court entered an Order denying PPL's motion for partial summary judgment.

A hearing on Riverstone's motion for summary judgment occurred on August 24, 2023. The court ordered supplemental briefings from each party following the hearing. Defendants filed a second partial motion for summary judgment based on a safe harbor provision in the bankruptcy code on September 29, 2023. On December 22, 2023, PPL announced that it entered into a settlement agreement (Settlement Agreement) with Talen Montana, LLC and affiliated entities (Talen) to resolve all claims made by Talen in Talen Montana, LLC et al. v. PPL Corp. et al, Adv. No 22-09001 pending before the U.S. Bankruptcy Court for the Southern District of Texas and arising out of the June 2015 spinoff of PPL Energy Supply, which was renamed Talen. Under the terms of the Settlement Agreement, PPL paid Talen $115 million and Talen dismissed all claims against PPL. Separately, PPL and Riverstone mutually agreed to dismiss all remaining claims in a settlement in January 2024. This matter is now concluded.

<u>Narragansett Electric Litigation</u> *(PPL)*

Energy Efficiency Programs Investigation

Narragansett Electric, while under the ownership of National Grid, performed an internal investigation into conduct associated with its energy efficiency programs. On June 27, 2022, the RIPUC opened a new docket (RIPUC Docket No. 22-05-EE) to investigate RIE's actions and the actions of its National Grid employees during the time RIE was a National Grid USA affiliate being provided services by National Grid USA Service Company, Inc. relating to the manipulation of the reporting of invoices affecting the calculation of past energy efficiency shareholder incentives and the resulting impact on customers. The Rhode Island Attorney General and National Grid USA intervened in the docket.

On January 19, 2023, the Rhode Island Division of Public Utilities and Carriers (the Division) filed a motion to dismiss RIPUC Docket No. 22-05-EE without prejudice. As grounds for its motion, the Division stated that sufficient evidence exists in the docket to warrant an independent summary investigation by the Division, to include an audit of RIE, pursuant to Rhode Island General Laws Section 39-4-13. If the Division finds sufficient grounds, the Division may proceed to a formal hearing regarding the matters under investigation pursuant to Rhode Island General Laws Sections 39-4-14 and 39-4-15. Upon the conclusion of its investigation, the Division will provide the RIPUC with a report outlining the Division's findings and final decision. On January 30, 2023, the Rhode Island Attorney General filed an objection to the Division's motion to dismiss; RIE and National Grid each filed responses with the RIPUC requesting that any additional action taken by the RIPUC or the Division be considered after National Grid completes its internal investigation report, which National Grid filed with the RIPUC on March 10, 2023. On February 24, 2023, the Division initiated the independent summary investigation that it had referenced in its motion to dismiss. The RIPUC held a hearing on March 28, 2023 to hear oral arguments regarding the Division's motion to dismiss and subsequently denied the motion. On November 27, 2023, the Division filed testimony recommending the RIPUC disallow a portion of the performance incentive awarded from 2012 through 2021, an amount of approximately $13 million, including interest. On January 19, 2024, the Division and the Rhode Island Attorney General filed their respective briefs recommending that the RIPUC assess financial penalties on the Company. The Division also recommended that the RIPUC consider further regulatory investigations and analysis within each of the energy efficiency dockets from 2012 through 2020, to confirm the accuracy of claimed savings and to document all conduct and actions that would trigger penalties pursuant to R.I. Gen. Laws §§ 39-2-8 and 39-1-22. This proceeding remains open and, in parallel, the Division's summary investigation remains ongoing. At this time, it is not possible to predict the final outcome or determine the total amount of any additional liabilities that may be incurred by RIE in connection with this matter or the Division's summary investigation. RIE does not expect this matter will have a material adverse effect on its results of operations, financial position or cash flows.

E.W. Brown Environmental Assessment *(PPL and KU)*

KU is undertaking extensive remedial measures at the E.W. Brown plant including closure of the former ash pond, implementation of a groundwater remedial action plan and performance of a corrective action plan including aquatic study of adjacent surface waters and risk assessment. The aquatic study and risk assessment are being undertaken pursuant to a 2017 agreed Order with the Kentucky Energy and Environment Cabinet (KEEC). KU conducted sampling of Herrington Lake in 2017 and 2018. In June 2019, KU submitted to the KEEC the required aquatic study and risk assessment, conducted by an independent third-party consultant, finding that discharges from the E.W. Brown plant have not had any significant impact on Herrington Lake and that the water in the lake is safe for recreational use and meets safe drinking water standards. On May 31, 2021, the KEEC approved the report and released a response to public comments. On August 6, 2021, KU submitted a *Supplemental Remedial Alternatives Analysis* report to the KEEC that outlines proposed additional fish, water, and sediment testing. On February 18, 2022, the KEEC provided approval to KU to proceed with the proposed sampling, which commenced in the spring of 2022. On November 17, 2022, KU submitted a *Supplemental Performance Monitoring Report* to the KEEC finding that there are no significant unaddressed risks to human health or the environment at the plant. KU revised the *Supplemental Performance Monitoring Report* on June 8, 2023, in response to KEEC comments from April 24, 2023. On September 1, 2023, the KEEC requested KU to propose additional monitoring or remedial measures. KU submitted a revised *Supplemental Performance Monitoring and Corrective Action Completion* on December 28, 2023. Discussions between KU and the KEEC are ongoing.

Water/Waste *(PPL, LG&E and KU)*

ELGs

In 2015, the EPA finalized ELGs for wastewater discharge permits for new and existing steam electricity generating facilities. These guidelines require deployment of additional control technologies providing physical, chemical and biological treatment and mandate operational changes including "zero discharge" requirements for certain wastewaters. The implementation date for individual generating stations was to be determined by the states on a case-by-case basis according to criteria provided by the EPA. Legal challenges to the final rule were consolidated before the U.S. Court of Appeals for the Fifth Circuit. In April 2017, the EPA announced that it would grant petitions for reconsideration of the rule. In September 2017, the EPA issued a rule to postpone the compliance date for certain requirements. In October 2020, the EPA published final revisions to its best available technology standards for certain wastewaters and potential extensions to compliance dates (the Reconsideration Rule). In

March 2023, the EPA released a proposed rule that would modify the 2020 ELG revisions. The proposed rule would increase the stringency of previous control technology and zero discharge requirements, revise certain exemptions for generating units planned for retirement, and require case-by-case limitations for legacy wastewaters based on the best professional judgment of the state regulators. Compliance with the Reconsideration Rule is required during the pendency of the rulemaking process. The proposed rule is currently under evaluation, but could potentially result in significant operational changes and additional controls for LG&E and KU plants. The ELGs are expected to be implemented by the states or applicable permitting authorities in the course of their normal permitting activities. LG&E and KU are currently implementing responsive compliance strategies and schedules. Certain aspects of these compliance plans and estimates relate to developments in state water quality standards, which are separate from the ELG rule or its implementation. Certain costs are included in the Registrants' capital plans and expected to be recovered from customers through rate recovery mechanisms, but additional costs and recovery will depend on further regulatory developments at the state level.

CCRs

In 2015, the EPA issued a final rule governing management of CCRs which include fly ash, bottom ash and sulfur dioxide scrubber wastes. The CCR Rule imposes extensive new requirements for certain CCR impoundments and landfills, including public notifications, location restrictions, design and operating standards, groundwater monitoring and corrective action requirements, and closure and post-closure care requirements, and specifies restrictions relating to the beneficial use of CCRs. In July 2018, the EPA issued a final rule extending the deadline for closure of certain impoundments and adopting other substantive changes. In August 2018, the D.C. Circuit Court of Appeals vacated and remanded portions of the CCR Rule. In December 2019, the EPA addressed certain deficiencies identified by the court and proposed amendments to change the closure deadline. In August 2020, the EPA published a final rule extending the deadline to initiate closure to April 11, 2021, while providing for certain extensions. The EPA is conducting ongoing rulemaking actions regarding various other amendments to the rule including potentially making the rule applicable to certain inactive impoundments and landfills not currently subject to the rule. Certain ongoing legal challenges to various provisions of the CCR Rule have been held in abeyance pending review by the EPA pursuant to the President's executive order. PPL, LG&E, and KU are monitoring the EPA's ongoing efforts to refine and implement the regulatory program under the CCR Rule. In January 2022, the EPA issued several proposed regulatory determinations, facility notifications, and public announcements which indicate increased scrutiny by the EPA to determine the adequacy of measures taken by facility owners and operators to achieve closure of CCR surface impoundments and landfills. In particular, the agency indicated that it will focus on certain practices which it views as posing a threat of continuing groundwater contamination. On May 18, 2023, the EPA published a proposed rule establishing regulatory requirements for inactive surface impoundments at inactive electricity generation facilities. The EPA proposes to establish groundwater monitoring, corrective action, closure, and post-closure care requirements for all CCR management units at regulated CCR facilities regardless of how or when the CCR was placed. The proposed rule, if finalized, would require PPL to complete applicability determinations, implement site security measures, initiate weekly inspections and monthly monitoring of the impoundment, create a website, and complete hazard assessments and reports for its legacy impoundments within three months of the proposed rule's effective date. Additionally, the proposed rule could potentially subject management units that have previously completed remedial action and closure and certain beneficial use projects to additional federal regulatory requirements. Future guidance, regulatory determinations, rulemakings, and other developments could potentially require revisions to current LG&E and KU compliance plans including additional monitoring and remediation at surface impoundments and landfills, the cost of which could be substantial. PPL, LG&E and KU are unable to predict the outcome of the ongoing litigation, rulemaking, and regulatory determinations or potential impacts on current LG&E and KU compliance plans. PPL, LG&E and KU are currently finalizing closure plans and schedules in accordance with existing regulations.

In January 2017, Kentucky issued a new state rule relating to CCR management, effective May 2017, aimed at reflecting the requirements of the federal CCR rule. As a result of a subsequent legal challenge, in January 2018, the Franklin County, Kentucky Circuit Court issued an opinion invalidating certain procedural elements of the rule. LG&E and KU presently operate their facilities under continuing permits authorized under the former program and do not currently anticipate material impacts as a result of the judicial ruling. Associated costs are expected to be subject to rate recovery.

LG&E and KU received KPSC approval for a compliance plan providing for the closure of impoundments at the Mill Creek, Trimble County, E.W. Brown, and Ghent stations, and construction of process water management facilities at those plants. In addition to the foregoing measures required for compliance with the federal CCR rule, KU also received KPSC approval for its plans to close impoundments at the retired Green River, Pineville and Tyrone plants to comply with applicable state law. LG&E and KU have completed planned closure measures at most of the subject impoundments and have commenced post closure groundwater monitoring as required at those facilities. LG&E and KU generally expect to complete all impoundment closures within five years of commencement, although a longer period may be required to complete closure of some facilities. Associated costs are expected to be subject to rate recovery.

In connection with the final CCR rule, LG&E and KU recorded adjustments to existing AROs beginning in 2015 and continue to record adjustments as required. See Note 19 for additional information. Further changes to AROs, current capital plans or operating costs may be required as estimates are refined based on closure developments, groundwater monitoring results, and regulatory or legal proceedings. Costs relating to this rule are expected to be subject to rate recovery.

Superfund and Other Remediation

(All Registrants)

The Registrants are potentially responsible for investigating and remediating contamination under the federal Superfund program and similar state programs. Actions are under way at certain sites including former coal gas manufacturing plants in Pennsylvania, Rhode Island and Kentucky previously owned or operated by, or currently owned by predecessors or affiliates of, PPL subsidiaries.

Depending on the outcome of investigations at identified sites where investigations have not begun or been completed, or developments at sites for which information is incomplete, additional costs of remediation could be incurred. PPL, PPL Electric, LG&E and KU lack sufficient information about such additional sites to estimate any potential liability or range of reasonably possible losses, if any, related to these sites. Such costs, however, are not currently expected to be significant.

The EPA is evaluating the risks associated with polycyclic aromatic hydrocarbons and naphthalene, chemical by-products of coal gas manufacturing. As a result, individual states may establish stricter standards for water quality and soil cleanup, that could require several PPL subsidiaries to take more extensive assessment and remedial actions at former coal gas manufacturing plants. The Registrants cannot reasonably estimate a range of possible losses, if any, related to these matters.

(PPL and PPL Electric)

PPL Electric is a potentially responsible party for a share of clean-up costs at certain sites. Cleanup actions have been or are being undertaken at these sites as requested by governmental agencies, the costs of which have not been and are not expected to be significant to PPL Electric.

At December 31, 2023 and December 31, 2022, PPL Electric had a recorded liability of $8 million and $11 million, representing its best estimate of the probable loss incurred to remediate these sites.

(PPL)

RIE is a potentially responsible party for a share of clean-up costs at certain sites including former manufactured gas plant (MGP) facilities formerly owned by the Blackstone Valley Gas and Electric Company and the Rhode Island gas distribution assets of the New England Gas division of Southern Union Company and electric operations at certain RIE facilities. RIE is currently investigating and remediating, as necessary, those MGP sites and certain other properties under agreements with governmental agencies, the costs of which have not been and are not expected to be significant to PPL.

At December 31, 2023 and December 31, 2022, RIE had a recorded liability of $99 million and $100 million, representing its best estimate of the remaining costs of environmental remediation activities. These undiscounted costs are expected to be incurred over approximately 30 years and generally to be subject to rate recovery. However, remediation costs for each site may be materially higher than estimated, depending on changing technologies and regulatory standards, selected end uses for each site, and actual environmental conditions encountered. RIE has recovered amounts from certain insurers and potentially responsible parties, and, where appropriate, may seek additional recovery from other insurers and from other potentially responsible parties, but it is uncertain whether, and to what extent, such efforts will be successful.

The RIPUC has approved two settlement agreements that provide for rate recovery of qualified remediation costs of certain contaminated sites located in Rhode Island and Massachusetts. Rate-recoverable contributions for electric operations of approximately $3 million are added annually to RIE's Environmental Response Fund, established with RIPUC approval in March 2000 to address such costs, along with interest and any recoveries from insurance carriers and other third-parties. In addition, RIE recovers approximately $1 million annually for gas operations under a distribution adjustment charge in which the qualified remediation costs are amortized over 10 years. See Note 7 for additional information on RIE's recorded environmental regulatory assets and liabilities.

Regulatory Issues

See Note 7 for information on regulatory matters related to utility rate regulation.

Electricity - Reliability Standards

The NERC is responsible for establishing and enforcing mandatory reliability standards (Reliability Standards) regarding the bulk electric system in North America. The FERC oversees this process and independently enforces the Reliability Standards.

The Reliability Standards have the force and effect of law and apply to certain users of the bulk electric system, including electric utility companies, generators and marketers. Under the Federal Power Act, the FERC may assess civil penalties for certain violations.

PPL Electric, LG&E, KU and RIE monitor their compliance with the Reliability Standards and self-report or self-log potential violations of applicable reliability requirements whenever identified, and submit accompanying mitigation plans, as required. The resolution of a small number of potential violations is pending. Penalties incurred to date have not been significant. Any Regional Reliability Entity determination concerning the resolution of violations of the Reliability Standards remains subject to the approval of the NERC and the FERC.

In the course of implementing their programs to ensure compliance with the Reliability Standards by those PPL affiliates subject to the standards, certain other instances of potential non-compliance may be identified from time to time. The Registrants cannot predict the outcome of these matters, and an estimate or range of possible losses cannot be determined.

Gas - Security Directives *(PPL and LG&E)*

In May and July of 2021, the Department of Homeland Security's (DHS) Transportation Security Administration (TSA) released two security directives applicable to certain notified owners and operators of natural gas pipeline facilities (including local distribution companies) that the TSA has determined to be critical. The TSA has determined that LG&E is within the scope of the directive, while RIE has not been notified of this distinction. The first security directive required notified owners/operators to implement cybersecurity incident reporting to the DHS, designate a cybersecurity coordinator, and perform a gap assessment of current entity cybersecurity practices against certain voluntary TSA security guidelines and report relevant results and proposed mitigation to applicable DHS agencies. The second security directive, revised in July of 2023, requires refinement of the cybersecurity implementation plan and the cybersecurity assessment plan. LG&E does not believe the security directives have had or will have a significant impact on LG&E's operations or financial condition.

Other

Guarantees and Other Assurances

(All Registrants)

In the normal course of business, the Registrants enter into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Examples of such agreements include guarantees, stand-by letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis or to facilitate the commercial activities in which these subsidiaries engage.

(PPL)

PPL fully and unconditionally guarantees all of the debt obligations of PPL Capital Funding.

(All Registrants)

The table below details guarantees provided as of December 31, 2023. "Exposure" represents the estimated maximum potential amount of future payments that could be required to be made under the guarantee. The Registrants believe the probability of expected payment/performance under each of these guarantees is remote, except for the guarantees and indemnifications related to the sale of Safari Holdings, which PPL believes are reasonably possible but not probable of occurring. For reporting purposes, on a consolidated basis, the guarantees of PPL include the guarantees of its subsidiary Registrants.

	Exposure at December 31, 2023		Expiration Date
PPL			
Indemnifications related to certain tax liabilities related to the sale of the U.K. utility business	£	50 (a)	2028
PPL guarantee of Safari payment obligations under certain sale/leaseback financing transactions related to the sale of Safari Holdings	$	124 (b)	2028
PPL guarantee of Safari payment obligations under certain PPAs related to the sale of Safari Holdings		33 (c)	
Indemnifications for losses suffered related to items not covered by Aspen Power's representation and warranty insurance associated with the sale of Safari Holdings		140 (d)	Various
LG&E and KU			
LG&E and KU obligation of shortfall related to OVEC		(e)	

(a) PPL WPD Limited entered into a Tax Deed dated June 9, 2021 in which it agreed to a tax indemnity regarding certain potential tax liabilities of the entities sold with respect to periods prior to the completion of the sale, subject to customary exclusions and limitations. Because National Grid Holdings One plc, the buyer, agreed to purchase indemnity insurance, the amount of the cap on the indemnity for these liabilities is £1, except with respect to certain surrenders of tax losses, for which the amount of the cap on the indemnity is £50 million.

(b) PPL guaranteed the payment obligations of Safari under certain sale/leaseback financing transactions executed by Safari. These guarantees will remain in place until Safari exercises its option to buy-out the projects under the sale/leaseback financings by the year 2028. Safari will indemnify PPL for any payments made by PPL or claims against PPL under the sale/leaseback transaction guarantees up to $25 million.

(c) PPL guaranteed the payment obligations of Safari under certain PPAs executed by Safari. PPL's guarantee was terminated on January 8, 2024.

(d) Aspen Power has obtained representation and warranty insurance, therefore, PPL generally has no liability for its representations and warranties under the agreement except for losses suffered related to items not covered. Expiration of these indemnifications range from 18 months to 6 years from the date of the closing of the transaction, and PPL's aggregate liability for these claims will not exceed $140 million subject to certain adjustments plus the support obligations provided by PPL under sale-leaseback financings and PPAs that will be replaced by Aspen Power. PPL's support obligations related to the PPAs were replaced by Aspen Power and terminated on January 8, 2024.

(e) Pursuant to the OVEC power purchase contract, LG&E and KU are obligated to pay for their share of OVEC's excess debt service, post-retirement and decommissioning costs, as well as any shortfall from amounts included within a demand charge designed and expected to cover these costs over the term of the contract. PPL's proportionate share of OVEC's outstanding debt was $87 million at December 31, 2023, consisting of LG&E's share of $60 million and KU's share of $27 million. The maximum exposure and the expiration date of these potential obligations are not presently determinable. See "Energy Purchase Commitments" above for additional information on the OVEC power purchase contract.

The Registrants provide other miscellaneous guarantees through contracts entered into in the normal course of business. These guarantees are primarily in the form of indemnification or warranties related to services or equipment and vary in duration. The amounts of these guarantees often are not explicitly stated, and the overall maximum amount of the obligation under such guarantees cannot be reasonably estimated. Historically, no significant payments have been made with respect to these types of guarantees and the probability of payment/performance under these guarantees is remote.

PPL, on behalf of itself and certain of its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage provides maximum aggregate coverage of $225 million. This insurance may be applicable to obligations under certain of these contractual arrangements.

14. Related Party Transactions

Wholesale Sales and Purchases *(LG&E and KU)*

LG&E and KU jointly dispatch their generation units with the lowest cost generation used to serve their retail customers. When LG&E has excess generation capacity after serving its own retail customers and its generation cost is lower than that of KU, KU purchases electricity from LG&E and vice versa. These transactions are reflected in the Statements of Income as "Electric revenue from affiliate" and "Energy purchases from affiliate" and are recorded at a price equal to the seller's fuel cost plus any split savings. Savings realized from such intercompany transactions are shared equally between both companies. The volume of energy each company has to sell to the other is dependent on its retail customers' needs and its available generation.

Support Costs *(PPL Electric, LG&E and KU)*

PPL Services and LKS provide and, prior to its merger into PPL Services on December 31, 2021, PPL EU Services provided the Registrants, their respective subsidiaries and each other with administrative, management and support services. For all services companies, the costs of directly assignable and attributable services are charged to the respective recipients as direct support costs. General costs that cannot be directly attributed to a specific entity are allocated and charged to the respective recipients as indirect support costs. PPL Services, PPL EU Services and LKS use a three-factor methodology that includes the applicable recipients' invested capital, operation and maintenance expenses and number of employees to allocate indirect costs. PPL Services may also use a ratio of overall direct and indirect costs or a weighted average cost ratio. LKS bases its indirect allocations on the subsidiaries' number of employees, total assets, revenues, number of customers and/or other statistical information. PPL Services, PPL EU Services and LKS charged the following amounts for the years ended December 31, including amounts applied to accounts that are further distributed between capital and expense on the books of the recipients, based on methods that are believed to be reasonable.

	2023	2022	2021
PPL Electric from PPL Services	$ 222	$ 241	$ 54
PPL Electric from PPL EU Services	—	—	222
LG&E from LKS	115	153	169
LG&E from PPL Services	42	13	3
KU from LKS	150	171	179
KU from PPL Services	48	14	3

In addition to the charges for services noted above, LKS makes payments on behalf of LG&E and KU for fuel purchases and other costs for products or services provided by third parties. LG&E and KU also provide services to each other and to LKS. Billings between LG&E and KU relate to labor and overheads associated with union and hourly employees performing work for the other company, charges related to jointly-owned generating units and other miscellaneous charges. Tax settlements between PPL and LG&E and KU are reimbursed through LKS.

Intercompany Borrowings

(PPL Electric)

CEP Reserves maintains a $500 million revolving line of credit with a PPL Electric subsidiary. At December 31, 2023 and 2022, CEP Reserves had no borrowings outstanding. The interest rates on borrowings are equal to one-month SOFR plus a spread. Interest income is reflected in "Interest Income from Affiliate" on the Income Statements.

(LG&E and KU)

LG&E participates in an intercompany money pool agreement whereby LKE and/or KU make available to LG&E funds up to the difference between LG&E's FERC borrowing limit and LG&E's commercial paper limit at an interest rate based on the lower of a market index of commercial paper issues and two additional rate options based on SOFR. At December 31, 2023, LG&E's money pool unused capacity was $750 million. At December 31, 2023 and 2022, LG&E's borrowings outstanding from KU and/or LKE were not significant.

KU participates in an intercompany money pool agreement whereby LKE and/or LG&E make available to KU funds up to the difference between KU's FERC borrowing limit and KU's commercial paper limit at an interest rate based on the lower of a market index of commercial paper issues and two additional rate options based on SOFR. At December 31, 2023, KU's money pool unused capacity was $557 million. At December 31, 2023 and 2022, KU's borrowings outstanding from LG&E and/or LKE were not significant.

Other *(PPL Electric, LG&E and KU)*

See Note 1 for discussions regarding the intercompany tax sharing agreement (for PPL Electric, LG&E and KU) and intercompany allocations of stock-based compensation expense (for PPL Electric). For PPL Electric, LG&E and KU, see Note 11 for discussions regarding intercompany allocations associated with defined benefits.

15. Other Income (Expense) - net

(PPL)

The components of "Other Income (Expense) - net" for the years ended December 31, were:

	2023	2022	2021
Defined benefit plans - non-service credits (Note 11)	$ 40	$ 47	$ 21
Interest income	32	4	12
AFUDC - equity component	30	22	18
Charitable contributions	(5)	(14)	(14)
Talen litigation (a)	(124)	1	(41)
Miscellaneous	(13)	(6)	19
Other Income (Expense) - net	$ (40)	$ 54	$ 15

(a)   The costs for the year ended December 31, 2023 primarily relate to the settlement of the litigation. See "Legal Matters - Talen Litigation" in Note 13 for additional information.

(PPL Electric)

The components of "Other Income (Expense) - net" for the years ended December 31, were:

	2023	2022	2021
Defined benefit plans - non-service credits (Note 11)	$ 20	$ 15	$ 9
Interest income	8	3	—
AFUDC - equity component	16	16	18

	2023	2022	2021
Charitable contributions	(3)	(3)	(3)
Miscellaneous	(2)	(1)	(3)
Other Income (Expense) - net	$ 39	$ 30	$ 21

16. Fair Value Measurements

(All Registrants)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and/or a cost approach (generally, replacement cost) are used to measure the fair value of an asset or liability, as appropriate. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk. The fair value of a group of financial assets and liabilities is measured on a net basis. See Note 1 for information on the levels in the fair value hierarchy.

Recurring Fair Value Measurements

The assets and liabilities measured at fair value were:

	December 31, 2023				December 31, 2022			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
PPL								
Assets								
Cash and cash equivalents	$ 331	$ 331	$ —	$ —	$ 356	$ 356	$ —	$ —
Restricted cash and cash equivalents (a)	51	51	—	—	1	1	—	—
Total Cash, Cash Equivalents and Restricted Cash (b)	382	382	—	—	357	357	—	—
Special use funds (a):								
Money market fund	1	1	—	—	1	1	—	—
Commingled debt fund measured at NAV (c)	9	—	—	—	13	—	—	—
Commingled equity fund measured at NAV (c)	8	—	—	—	11	—	—	—
Total special use funds	18	1	—	—	25	1	—	—
Price risk management assets (d):								
Gas contracts	1	—	1	—	25	—	25	—
Total assets	$ 401	$ 383	$ 1	$ —	$ 407	$ 358	$ 25	$ —
Liabilities								
Price risk management liabilities (d):								
Interest rate swaps	$ 7	$ —	$ 7	$ —	$ 7	$ —	$ 7	$ —
Gas contracts	60	—	41	19	66	—	10	56
Total price risk management liabilities	$ 67	$ —	$ 48	$ 19	$ 73	$ —	$ 17	$ 56
PPL Electric								
Assets								
Cash and cash equivalents	$ 51	$ 51	$ —	$ —	$ 25	$ 25	$ —	$ —
Total assets	$ 51	$ 51	$ —	$ —	$ 25	$ 25	$ —	$ —
LG&E								
Assets								
Cash and cash equivalents	$ 18	$ 18	$ —	$ —	$ 93	$ 93	$ —	$ —
Restricted cash and cash equivalents (a)	26	26	—	—	—	—	—	—
Total Cash, Cash Equivalents and Restricted Cash (b)	44	44	—	—	93	93	—	—
Total assets	$ 44	$ 44	$ —	$ —	$ 93	$ 93	$ —	$ —

	December 31, 2023				December 31, 2022			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Liabilities								
Price risk management liabilities:								
Interest rate swaps	$ 7	$ —	$ 7	$ —	$ 7	$ —	$ 7	$ —
Total price risk management liabilities	$ 7	$ —	$ 7	$ —	$ 7	$ —	$ 7	$ —
KU								
Assets								
Cash and cash equivalents	$ 14	$ 14	$ —	$ —	$ 21	$ 21	$ —	$ —
Restricted cash and cash equivalents (a)	24	24	—	—	—	—	—	—
Total Cash, Cash Equivalents and Restricted Cash (b)	38	38	—	—	21	21	—	—
Total assets	$ 38	$ 38	$ —	$ —	$ 21	$ 21	$ —	$ —

(a) Current portion is included in "Other current assets" and noncurrent portion is included in "Other noncurrent assets" on the Balance Sheets.

(b) Total Cash, Cash Equivalents and Restricted Cash provides a reconciliation of these items reported within the Balance Sheets to the sum shown on the Statements of Cash Flows.

(c) In accordance with accounting guidance, certain investments that are measured at fair value using net asset value per share (NAV), or its equivalent, have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

(d) Current portion is included in "Other current liabilities" and noncurrent portion is included in "Other deferred credits and noncurrent liabilities" on the Balance Sheets.

A reconciliation of net liabilities classified as Level 3 for the year ended December 31 is as follows:

	Gas Contracts
2023	
Balance at beginning of period	$ 56
Purchases	19
Settlements	(56)
Balance at end of period	$ 19

Special Use Funds *(PPL)*

The special use funds are investments restricted for paying active union employee medical costs. In 2018, PPL received a favorable private letter ruling from the IRS permitting a transfer of excess funds from the PPL Bargaining Unit Retiree Health Plan VEBA to a new subaccount within the VEBA to be used to pay medical claims of active bargaining unit employees. The funds are invested primarily in commingled debt and equity funds measured at NAV and are classified as investments in equity securities. Changes in the fair value of the funds are recorded to the Statements of Income.

Price Risk Management Assets/Liabilities

Interest Rate Swaps *(PPL, LG&E and KU)*

To manage interest rate risk, PPL, LG&E and KU use interest rate contracts such as forward-starting swaps, floating-to-fixed swaps and fixed-to-floating swaps. An income approach is used to measure the fair value of these contracts, utilizing readily observable inputs, such as forward interest rates (e.g., SOFR and government security rates), as well as inputs that may not be observable, such as credit valuation adjustments. In certain cases, market information cannot practicably be obtained to value credit risk and therefore internal models are relied upon. These models use projected probabilities of default and estimated recovery rates based on historical observances. When the credit valuation adjustment is significant to the overall valuation, the contracts are classified as Level 3.

Gas Contracts *(PPL)*

To manage gas commodity price risk associated with natural gas purchases, RIE utilizes over-the-counter (OTC) gas swaps contracts with pricing inputs obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), except in cases where the ICE publishes seasonal averages or where there were no transactions within the last seven days. RIE may utilize discounting based on quoted interest rate curves, including consideration of non-performance risk, and may include a liquidity reserve calculated based on bid/ask spread. Substantially all of these price curves are observable in the marketplace throughout at least 95% of the remaining contractual quantity, or they could be constructed from market observable curves with correlation coefficients of 95% or higher. These contracts are classified as Level 2.

RIE also utilizes gas option and purchase and capacity transactions, which are valued based on internally developed models. Industry-standard valuation techniques, such as the Black-Scholes pricing model, are used for valuing such instruments. For valuations that include both observable and unobservable inputs, if the unobservable input is determined to be significant to the overall inputs, the entire valuation is classified as Level 3. This includes derivative instruments valued using indicative price quotations whose contract tenure extends into unobservable periods. In instances where observable data is unavailable, consideration is given to the assumptions that market participants would use in valuing the asset or liability. This includes assumptions about market risks such as liquidity, volatility, and contract duration. Such instruments are classified as in Level 3 as the model inputs generally are not observable. RIE considers non-performance risk and liquidity risk in the valuation of derivative instruments classified as Level 2 and Level 3.

The significant unobservable inputs used in the fair value measurement of the gas derivative instruments are implied volatility and gas forward curves. A relative change in commodity price at various locations underlying the open positions can result in significantly different fair value estimates.

Financial Instruments Not Recorded at Fair Value *(All Registrants)*

The carrying amounts of long-term debt on the Balance Sheets and their estimated fair values are set forth below. Long-term debt is classified as Level 2. The effect of third-party credit enhancements is not included in the fair value measurement.

	December 31, 2023		December 31, 2022	
	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value
PPL	$ 14,612	$ 14,031	$ 13,243	$ 12,239
PPL Electric	4,567	4,475	4,486	4,259
LG&E	2,469	2,369	2,307	2,128
KU	3,064	2,861	2,920	2,616

(a) Amounts are net of debt issuance costs.

The carrying amounts of other current financial instruments (except for long-term debt due within one year) approximate their fair values because of their short-term nature.

17. Derivative Instruments and Hedging Activities

Risk Management Objectives

(All Registrants)

PPL has a risk management policy approved by the Board of Directors to manage market risk associated with commodities, interest rates on debt issuances (including price, liquidity and volumetric risk) and credit risk (including non-performance risk and payment default risk). The Risk Management Committee, comprised of senior management and chaired by the Senior Director-Risk Management, oversees the risk management function. Key risk control activities designed to ensure compliance with the risk policy and detailed programs include, but are not limited to, credit review and approval, validation of transactions, verification of risk and transaction limits, value-at-risk analyses (VaR, a statistical model that attempts to estimate the value of potential loss over a given holding period under normal market conditions at a given confidence level) and the coordination and reporting of the Enterprise Risk Management program.

Market Risk

Market risk includes the potential loss that may be incurred as a result of price changes associated with a particular financial or commodity instrument as well as market liquidity and volumetric risks. Forward contracts, futures contracts, options, swaps and structured transactions are utilized as part of risk management strategies to minimize unanticipated fluctuations in earnings caused by changes in commodity prices and interest rates. Many of these contracts meet the definition of a derivative. All derivatives are recognized on the Balance Sheets at their fair value, unless NPNS is elected.

The following summarizes the market risks that affect PPL and its subsidiaries.

Interest Rate Risk

- PPL and its subsidiaries are exposed to interest rate risk associated with forecasted fixed-rate and existing floating-rate debt issuances. PPL and LG&E utilize over-the-counter interest rate swaps to limit exposure to market fluctuations on floating-rate debt. PPL, LG&E and KU utilize forward starting interest rate swaps to hedge changes in benchmark interest rates, when appropriate, in connection with future debt issuance.
- PPL and its subsidiaries are exposed to interest rate risk associated with debt securities and derivatives held by defined benefit plans. This risk is significantly mitigated to the extent that the plans are sponsored at, or sponsored on behalf of, the regulated utilities due to the recovery methods in place.

Commodity Price Risk

PPL is exposed to commodity price risk through its subsidiaries as described below.

- PPL Electric is required to purchase electricity to fulfill its obligation as a PLR. Potential commodity price risk is mitigated through its PAPUC-approved cost recovery mechanism and full-requirement supply agreements to serve its PLR customers which transfer the risk to energy suppliers.
- LG&E's and KU's rates include certain mechanisms for fuel, fuel-related expenses and energy purchases. In addition, LG&E's rates include a mechanism for natural gas supply costs. These mechanisms generally provide for timely recovery of market price fluctuations associated with these costs.
- RIE utilizes derivative instruments pursuant to its RIPUC-approved plan to manage commodity price risk associated with its natural gas purchases. RIE's commodity price risk management strategy is to reduce fluctuations in firm gas sales prices to its customers. RIE's costs associated with derivatives instruments are recoverable through its RIPUC- approved cost recovery mechanisms. RIE is required to purchase electricity to fulfill its obligation to provide Last Resort Service (LRS). Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms and full requirements service agreements to serve LRS customers, which transfer the risk to energy suppliers. RIE is required to contract through long-term agreements for clean energy supply under the Rhode Island Renewable Energy Growth program and Long-term Clean Energy Standard. Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms, which true-up cost differences between contract prices and market prices.

Volumetric Risk

Volumetric risk is the risk related to the changes in volume of retail sales due to weather, economic conditions or other factors. PPL is exposed to volumetric risk through its subsidiaries as described below:

- PPL Electric, LG&E and KU are exposed to volumetric risk on retail sales, mainly due to weather and other economic conditions for which there is limited mitigation between rate cases.

- RIE is exposed to volumetric risk, which is significantly mitigated by regulatory mechanisms. RIE's electric and gas distribution rates both have a revenue decoupling mechanism, which allows for annual adjustments to RIE's delivery rates.

Equity Securities Price Risk

- PPL and its subsidiaries are exposed to equity securities price risk associated with the fair value of the defined benefit plans' assets. This risk is significantly mitigated due to the recovery methods in place.
- PPL is exposed to equity securities price risk from future stock sales and/or purchases.

Credit Risk

Credit risk is the potential loss that may be incurred due to a counterparty's non-performance.

PPL is exposed to credit risk from "in-the-money" transactions with counterparties, as well as additional credit risk through certain of its subsidiaries, as discussed below.

In the event a supplier of PPL, PPL Electric, LG&E or KU defaults on its contractual obligation, those Registrants would be required to seek replacement power or replacement fuel in the market. In general, subject to regulatory review or other processes, appropriate incremental costs incurred by these entities would be recoverable from customers through applicable rate mechanisms, thereby mitigating the financial risk for these entities.

PPL and its subsidiaries have credit policies in place to manage credit risk, including the use of an established credit approval process, daily monitoring of counterparty positions and the use of master netting agreements or provisions. These agreements generally include credit mitigation provisions, such as margin, prepayment or collateral requirements. PPL and its subsidiaries may request additional credit assurance, in certain circumstances, in the event that the counterparties' credit ratings fall below investment grade, their tangible net worth falls below specified percentages or their exposures exceed an established credit limit.

Master Netting Arrangements *(PPL, LG&E and KU)*

Net derivative positions on the balance sheets are not offset against the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) under master netting arrangements.

PPL had no cash collateral posted under master netting arrangements at December 31, 2023 and $4 million cash collateral posted at December 31, 2022.

PPL had no obligation to return cash collateral under master netting arrangements at December 31, 2023 and 2022.

LG&E and KU had no cash collateral posted or obligation to return cash collateral under master netting arrangements at December 31, 2023 and 2022.

See "Offsetting Derivative Instruments" below for a summary of derivative positions presented in the balance sheets where a right of setoff exists under these arrangements.

Interest Rate Risk

(All Registrants)

PPL and its subsidiaries issue debt to finance their operations, which exposes them to interest rate risk. A variety of financial derivative instruments are utilized to adjust the mix of fixed and floating interest rates in their debt portfolios, adjust the duration of the debt portfolios and lock in benchmark interest rates in anticipation of future financing, when appropriate. Risk limits under PPL's risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of the debt portfolio due to changes in benchmark interest rates. In addition, the interest rate risk of certain subsidiaries is potentially mitigated as a result of the existing regulatory framework or the timing of rate cases.

Cash Flow Hedges *(PPL)*

Interest rate risks include exposure to adverse interest rate movements for outstanding variable rate debt and for future anticipated financings. Financial interest rate swap contracts that qualify as cash flow hedges may be entered into to hedge floating interest rate risk associated with both existing and anticipated debt issuances. PPL had no such contracts at December 31, 2023.

Cash flow hedges are discontinued if it is no longer probable that the original forecasted transaction will occur by the end of the originally specified time period and any amounts previously recorded in AOCI are reclassified into earnings once it is determined that the hedged transaction is not probable of occurring.

For 2023, 2022 and 2021, PPL had no cash flow hedges reclassified into earnings associated with discontinued cash flow hedges.

At December 31, 2023, the amount of accumulated net unrecognized after-tax gains (losses) on qualifying derivatives expected to be reclassified into earnings during the next 12 months is insignificant. Amounts are reclassified as the hedged interest expense is recorded.

Economic Activity *(PPL and LG&E)*

LG&E enters into interest rate swap contracts that economically hedge interest payments. Because realized gains and losses from the swaps, including terminated swap contracts, are recoverable through regulated rates, any subsequent changes in fair value of these derivatives are included in regulatory assets or liabilities until they are realized as interest expense. Realized gains and losses are recognized in "Interest Expense" on the Statements of Income at the time the underlying hedged interest expense is recorded. At December 31, 2023, LG&E held contracts with a notional amount of $64 million that mature in 2033.

Commodity Price Risk *(PPL)*

Economic Activity

RIE enters into derivative contracts that economically hedge natural gas purchases. Realized gains and losses from the derivatives are recoverable through regulated rates, therefore subsequent changes in fair value are included in regulatory assets or liabilities until they are realized as purchased gas. Realized gains and losses are recognized in "Energy Purchases" on the Statements of Income upon settlement of the contracts. See Note 6 for amounts recorded in regulatory assets and regulatory liabilities at December 31, 2023. At December 31, 2023, RIE held contracts with notional volumes of 48 Bcf that range in maturity from 2024 through 2025.

Accounting and Reporting

(All Registrants)

All derivative instruments are recorded at fair value on the Balance Sheet as an asset or liability unless the NPNS is elected. NPNS contracts include certain full-requirement purchase contracts and other physical purchase contracts. Changes in the fair value of derivatives not designated as NPNS are recognized in earnings unless specific hedge accounting criteria are met and designated as such, except for the changes in fair values of LG&E's interest rate swaps that are recognized as regulatory assets or regulatory liabilities. See Note 7 for amounts recorded in regulatory assets and regulatory liabilities at December 31, 2023 and 2022.

See Note 1 for additional information on accounting policies related to derivative instruments.

(PPL)

The following table presents the fair value and location of derivative instruments recorded on the Balance Sheets:

| | December 31, 2023 | | | | December 31, 2022 | | | |
| | Derivatives designated as hedging instruments | | Derivatives not designated as hedging instruments | | Derivatives designated as hedging instruments | | Derivatives not designated as hedging instruments | |
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Current:								
Price Risk Management								
Assets/Liabilities (a):								
Interest rate swaps (b)	$ —	$ —	$ —	$ 1	$ —	$ —	$ —	$ 1
Gas contracts	—	—	1	51	—	—	20	62
Total current	—	—	1	52	—	—	20	63
Noncurrent:								
Price Risk Management								
Assets/Liabilities (a):								
Interest rate swaps (b)	—	—	—	6	—	—	—	6
Gas contracts	—	—	—	9	—	—	5	4
Total noncurrent	—	—	—	15	—	—	5	10
Total derivatives	$ —	$ —	$ 1	$ 67	$ —	$ —	$ 25	$ 73

(a)   Current portion is included in "Other current assets" and "Other current liabilities" and noncurrent portion is included in "Other noncurrent assets" and "Other deferred credits and noncurrent liabilities" on the Balance Sheets.

(b)   Excludes accrued interest, if applicable.

The following tables present the pre-tax effect of derivative instruments recognized in income, OCI or regulatory assets and regulatory liabilities:

Derivative Relationships	Derivative Gain (Loss) Recognized in OCI	Location of Gain (Loss) Recognized in Income on Derivative	Gain (Loss) Reclassified from AOCI into Income
2023			
Cash Flow Hedges:			
Interest rate swaps	$ —	Interest Expense	$ (3)
Total	$ —		$ (3)
2022			
Cash Flow Hedges:			
Interest rate swaps	$ —	Interest Expense	$ (3)
Total	$ —		$ (3)
Net Investment Hedges:			
2021			
Cash Flow Hedges:			
Interest rate swaps	$ —	Interest Expense	$ 11
		Income (Loss) from Discontinued operations (net of taxes)	(2)
Cross-currency swaps	(50)	Income (Loss) from Discontinued operations (net of taxes)	(39)
Total	$ (50)		$ (30)
Net Investment Hedges:			
Foreign currency contracts in Discontinued operations	$ 1		

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative		2023		2022		2021
Foreign currency contracts	Income (Loss) from Discontinued Operations (net of taxes)	$	—	$	—	$	(266)
Interest rate swaps	Interest Expense		—		(2)		(2)
Gas contracts	Energy Purchases		(19)		41		—
	Other income (expense) - net		(1)	$	—	$	—
	Total	$	(20)	$	39	$	(268)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized as Regulatory Liabilities/Assets		2023		2022		2021
Gas contracts	Regulatory assets - current	$	9	$	39	$	—
	Regulatory assets - noncurrent		(8)		—		—
Interest rate swaps	Regulatory assets - noncurrent		—		11		5
	Total	$	1	$	50	$	5

The following table presents the effect of cash flow hedge activity on the Statement of Income for the year ended December 31, 2023:

	Location and Amount of Gain (Loss) Recognized in Income on Hedging Relationships
	Interest Expense
Total income and expense line items presented in the income statement in which the effect of cash flow hedges are recorded	$ 666
The effects of cash flow hedges:	
Gain (Loss) on cash flow hedging relationships:	
Interest rate swaps:	
Amount of gain (loss) reclassified from AOCI to income	(3)
Cross-currency swaps:	
Hedged items	—
Amount of gain (loss) reclassified from AOCI to income	—

The following table presents the effect of cash flow hedge activity on the Statement of Income for the year ended December 31, 2022:

	Location and Amount of Gain (Loss) Recognized in Income on Hedging Relationships
	Interest Expense
Total income and expense line items presented in the income statement in which the effect of cash flow hedges are recorded	$ 513
The effects of cash flow hedges:	
Gain (Loss) on cash flow hedging relationships:	
Interest rate swaps:	
Amount of gain (loss) reclassified from AOCI to income	(3)
Cross-currency swaps:	
Hedged items	—
Amount of gain (loss) reclassified from AOCI to income	—

The following table presents the effect of cash flow hedge activity on the Statement of Income for the year ended December 31, 2021:

	Location and Amount of Gain (Loss) Recognized in Income on Hedging Relationships	
	Interest Expense	Income (Loss) from Discontinued Operations (net of income taxes)
Total income and expense line items presented in the income statement in which the effect of cash flow hedges are recorded	$ 918	$ (1,498)
The effects of cash flow hedges:		
Gain (Loss) on cash flow hedging relationships:		
Interest rate swaps:		
Amount of gain (loss) reclassified from AOCI to income	11	(2)
Cross-currency swaps:		
Hedged items	—	39
Amount of gain (loss) reclassified from AOCI to income	—	(39)

(LG&E)

The following table presents the fair value and the location on the Balance Sheets of derivatives not designated as hedging instruments:

	December 31, 2023		December 31, 2022	
	Assets	Liabilities	Assets	Liabilities
Current:				
Price Risk Management Assets/Liabilities:				
Interest rate swaps	$ —	$ 1	$ —	$ 1
Total current	—	1	—	1
Noncurrent:				
Price Risk Management Assets/Liabilities:				
Interest rate swaps	—	6	—	6
Total noncurrent	—	6	—	6
Total derivatives	$ —	$ 7	$ —	$ 7

The following tables present the pre-tax effect of derivatives not designated as cash flow hedges that are recognized in income or regulatory assets:

Derivative Instruments	Location of Gain (Loss)	2023	2022	2021
Interest rate swaps	Interest Expense	$ —	$ (2)	$ (2)

Derivative Instruments	Location of Gain (Loss)	2023	2022	2021
Interest rate swaps	Regulatory assets - noncurrent	$ —	$ 11	$ 5

(PPL, LG&E and KU)

Offsetting Derivative Instruments

PPL, LG&E and KU or certain of their subsidiaries have master netting arrangements in place and also enter into agreements pursuant to which they purchase or sell certain energy and other products. Under the agreements, upon termination of the agreement as a result of a default or other termination event, the non-defaulting party typically would have a right to set off amounts owed under the agreement against any other obligations arising between the two parties (whether under the agreement or not), whether matured or contingent and irrespective of the currency, place of payment or place of booking of the obligation.

PPL, LG&E and KU have elected not to offset derivative assets and liabilities and not to offset net derivative positions against the right to reclaim cash collateral pledged (an asset) or the obligation to return cash collateral received (a liability) under derivatives agreements. The table below summarizes the derivative positions presented in the balance sheets where a right of setoff exists under these arrangements and related cash collateral received or pledged.

| | | Assets | | | | Liabilities | | |
| | | Eligible for Offset | | | | Eligible for Offset | | |
	Gross	Derivative Instruments	Cash Collateral Received	Net	Gross	Derivative Instruments	Cash Collateral Pledged	Net
December 31, 2023								
Derivatives								
PPL	$ 1	$ —	$ —	$ 1	$ 67	$ —	$ —	$ 67
LG&E	—	—	—	—	7	—	—	7
December 31, 2022								
Derivatives								
PPL	$ 25	$ 20	$ —	$ 5	$ 73	$ 62	$ —	$ 11
LG&E	—	—	—	—	7	—	—	7

Credit Risk-Related Contingent Features

Certain derivative contracts contain credit risk-related contingent features which, when in a net liability position, would permit the counterparties to require the transfer of additional collateral upon a decrease in the credit ratings of PPL, LG&E and KU or certain of their subsidiaries. Most of these features would require the transfer of additional collateral or permit the counterparty to terminate the contract if the applicable credit rating were to fall below investment grade. Some of these features also would allow the counterparty to require additional collateral upon each downgrade in credit rating at levels that remain above investment grade. In either case, if the applicable credit rating were to fall below investment grade, and assuming no assignment to an investment grade affiliate were allowed, most of these credit contingent features require either immediate payment of the net liability as a termination payment or immediate and ongoing full collateralization on derivative instruments in net liability positions.

Additionally, certain derivative contracts contain credit risk-related contingent features that require adequate assurance of performance be provided if the other party has reasonable concerns regarding the performance of PPL's, LG&E's and KU's obligations under the contracts. A counterparty demanding adequate assurance could require a transfer of additional collateral or other security, including letters of credit, cash and guarantees from a creditworthy entity. This would typically involve negotiations among the parties. However, amounts disclosed below would represent assumed immediate payment or immediate and ongoing full collateralization for derivative instruments in net liability positions with "adequate assurance" features.

(PPL)

At December 31, 2023, derivative contracts in a net liability position that contain credit risk-related contingent features was $35 million. The aggregate fair value of additional collateral requirements in the event of a credit downgrade below investment grade was $36 million.

18. Goodwill and Other Intangible Assets

Goodwill

(PPL)

The changes in the carrying amount of goodwill by segment were:

	Kentucky Regulated		Rhode Island Regulated		Corporate and Other		Total	
	2023	2022	2023	2022	2023	2022	2023	2022
Balance at beginning of period (a)	$ 662	$ 662	$ 725	$ —	$ 861	$ 53	$ 2,248	$ 715
Goodwill recognized during the period (b)	—	—	—	725	(1)	861	(1)	1,586
Sale of Safari Holdings (c)	—	—	—	—	—	(53)	—	(53)
Total	$ 662	$ 662	$ 725	$ 725	$ 860	$ 861	$ 2,247	$ 2,248

(a)   There were no accumulated impairment losses related to goodwill.
(b)   Recognized as a result of the acquisition of RIE. See Note 9 for additional information.
(c)   See Note 9 for additional information.

Other Intangible Assets

(PPL)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2023		December 31, 2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Contracts (a)	$ 125	$ 107	$ 125	$ 99
Renewable Energy Credits	15	—	14	—
Land rights and easements	411	143	407	138
Licenses and other	2	—	2	1
Total subject to amortization	553	250	548	238
Not subject to amortization due to indefinite life:				
Land rights and easements	18	—	17	—
Total not subject to amortization due to indefinite life	18	—	17	—
Total	$ 571	$ 250	$ 565	$ 238

(a)   Gross carrying amount in 2023 and 2022 includes the fair value at the acquisition date of the OVEC power purchase contract with terms favorable to market recognized as a result of the 2010 acquisition of LKE by PPL.

Current intangible assets are included in "Other current assets" and long-term intangible assets are included in "Other intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2023	2022	2021
Intangible assets with no regulatory offset	$ 5	$ 5	$ 9
Intangible assets with regulatory offset	9	9	8
Total	$ 14	$ 14	$ 17

Amortization expense for each of the next five years is estimated to be:

	2024	2025	2026	2027	2028
Intangible assets with no regulatory offset	$ 5	$ 5	$ 4	$ 4	$ 4
Intangible assets with regulatory offset	8	8	2	—	—
Total	$ 13	$ 13	$ 6	$ 4	$ 4

(PPL Electric)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2023		December 31, 2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Land rights and easements	$ 389	$ 138	$ 385	$ 134
Licenses and other	2	1	2	1
Total subject to amortization	391	139	387	135
Not subject to amortization due to indefinite life:				
Land rights and easements	17	—	17	—
Total	$ 408	$ 139	$ 404	$ 135

Intangible assets are shown as "Intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2023	2022	2021
Intangible assets with no regulatory offset	$ 4	$ 4	$ 4

Amortization expense for each of the next five years is estimated to be:

	2024	2025	2026	2027	2028
Intangible assets with no regulatory offset	$ 4	$ 4	$ 4	$ 4	$ 4

(LG&E)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2023		December 31, 2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Land rights and easements	$ 7	$ 2	$ 7	$ 1
OVEC power purchase agreement (a)	86	73	86	68
Total subject to amortization	$ 93	$ 75	$ 93	$ 69

(a)   Gross carrying amount represents the fair value at the acquisition date of the OVEC power purchase contract recognized as a result of the 2010 acquisition by PPL. An offsetting regulatory liability was recorded related to this contract, which is being amortized over the same period as the intangible asset, eliminating any income statement impact. See Note 7 for additional information.

Long-term intangible assets are presented as "Other intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2023	2022	2021
Intangible assets with regulatory offset	$ 6	$ 6	$ 5

Amortization expense for each of the next five years is estimated to be:

	2024	2025	2026	2027	2028
Intangible assets with regulatory offset	$ 6	$ 6	$ 1	$ —	$ —

(KU)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2023		December 31, 2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Land rights and easements	$ 17	$ 4	$ 16	$ 3
OVEC power purchase agreement (a)	39	33	39	31
Total subject to amortization	$ 56	$ 37	$ 55	$ 34

(a)   Gross carrying amount represents the fair value at the acquisition date of the OVEC power purchase contract recognized as a result of the 2010 acquisition by PPL. An offsetting regulatory liability was recorded related to this contract, which is being amortized over the same period as the intangible asset, eliminating any income statement impact. See Note 7 for additional information.

Long-term intangible assets are presented as "Other intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2023	2022	2021
Intangible assets with no regulatory offset	$ —	$ —	$ 1
Intangible assets with regulatory offset	3	3	3

Amortization expense for each of the next five years is estimated to be:

	2024	2025	2026	2027	2028
Intangible assets with regulatory offset	$ 2	$ 2	$ 1	$ —	$ —

19. Asset Retirement Obligations

(PPL and PPL Electric)

PPL Electric has identified legal retirement obligations for the retirement of certain transmission assets that could not be reasonably estimated due to indeterminable settlement dates. These assets are located on rights-of-way that allow the grantor to require PPL Electric to relocate or remove the assets. Since this option is at the discretion of the grantor of the right-of-way, PPL Electric is unable to determine when these events may occur.

(PPL, LG&E and KU)

PPL's, LG&E's and KU's ARO liabilities are primarily related to CCR closure costs. See Note 13 for information on the CCR rule. LG&E and RIE also have AROs related to natural gas mains and wells. LG&E's and KU's transmission and distribution lines largely operate under perpetual property easement agreements, which do not generally require restoration upon removal of the property. Therefore, no material AROs are recorded for transmission and distribution assets. For LG&E, KU, and RIE , all ARO accretion and depreciation expenses are reclassified as a regulatory asset or regulatory liability. ARO regulatory assets associated with certain CCR projects are amortized to expense in accordance with regulatory approvals. For other AROs, deferred accretion and depreciation expense is recovered through cost of removal.

The changes in the carrying amounts of AROs were as follows:

	PPL		LG&E		KU	
	2023	2022	2023	2022	2023	2022
ARO at beginning of period	$ 177	$ 189	$ 86	$ 84	$ 82	$ 105
Acquisition of RIE	—	10	—	—	—	—
Accretion	9	6	4	3	5	3
Obligations incurred	2	2	1	2	1	—
Changes in estimated timing or cost	15	15	11	12	6	4
Obligations settled	(39)	(45)	(11)	(15)	(28)	(30)
Other	(6)	—	(6)	—	—	—
ARO at end of period	$ 158	$ 177	$ 85	$ 86	$ 66	$ 82

20. Accumulated Other Comprehensive Income (Loss)

(PPL)

The after-tax changes in AOCI by component for the years ended December 31 were as follows:

	Foreign currency translation adjustments	Unrealized gains (losses) on qualifying derivatives	Equity investees' AOCI	Defined benefit plans		Total
				Prior service costs	Actuarial gain (loss)	
PPL						
December 31, 2020	$ (1,158)	$ —	$ —	$ (16)	$ (3,046)	$ (4,220)
Amounts arising during the year	372	(39)	—	—	(1)	332
Reclassifications from AOCI	—	25	—	2	126	153
Reclassifications from AOCI due to the sale of the U.K. utility business (Note 9)	786	15	—	8	2,769	3,578
Net OCI during the year	1,158	1	—	10	2,894	4,063
December 31, 2021	$ —	$ 1	$ —	$ (6)	$ (152)	$ (157)
Amounts arising during the year	—	—	2	(1)	11	12
Reclassifications from AOCI	—	2	—	2	17	21
Net OCI during the year	—	2	2	1	28	33
December 31, 2022	$ —	$ 3	$ 2	$ (5)	$ (124)	$ (124)
Amounts arising during the year	—	—	1	—	(41)	(40)
Reclassifications from AOCI	—	3	—	1	(3)	1
Net OCI during the year	—	3	1	1	(44)	(39)
December 31, 2023	$ —	$ 6	$ 3	$ (4)	$ (168)	$ (163)

The following table presents PPL's gains (losses) and related income taxes for reclassifications from AOCI for the years ended December 31, 2023, 2022 and 2021. The defined benefit plan components of AOCI are not reflected in their entirety in the statement of income; rather, they are included in the computation of net periodic defined benefit costs (credits) and subject to capitalization. See Note 11 for additional information.

Details about AOCI	PPL			Affected Line Item on the Statements of Income
	2023	2022	2021	
Qualifying derivatives				
Interest rate swaps	$ (3)	$ (3)	$ 11	Interest Expense
Cross-currency swaps	—	—	(2)	Income (Loss) from Discontinued Operations (net of income taxes)
	—	—	(39)	Income (Loss) from Discontinued Operations (net of income taxes)
Total Pre-tax	(3)	(3)	(30)	
Income Taxes	—	1	5	
Total After-tax	(3)	(2)	(25)	
Defined benefit plans				
Prior service costs	(2)	(3)	(3)	
Net actuarial loss	3	(24)	(159)	
Total Pre-tax	1	(27)	(162)	
Income Taxes	1	8	34	
Total After-tax	2	(19)	(128)	
Sale of the U.K. utility business (Note 9)				
Foreign currency translation adjustments	—	—	(646)	Income (Loss) from Discontinued Operations (net of income taxes)
Qualifying derivatives	—	—	(15)	Income (Loss) from Discontinued Operations (net of income taxes)
Defined benefit plans	—	—	(3,577)	Income (Loss) from Discontinued Operations (net of income taxes)
Total Pre-tax	—	—	(4,238)	
Income Taxes	—	—	660	
Total After-tax	—	—	(3,578)	
Total reclassifications during the year	$ (1)	$ (21)	$ (3,731)	

21. New Accounting Guidance Pending Adoption

(All Registrants)

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07 which improves reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses. The standard also requires public entities to disclose the title and position of the Chief Operating Decision Maker (CODM) and explain how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Disclosure of certain segment-related disclosures that previously were required only on an annual basis will be required in interim periods. In addition, public entities that have a single reportable segment are required to provide disclosures required by the new ASU and existing segment disclosure in Topic 280 (Segment Reporting).

For public business entities, this guidance will be applied retrospectively to all prior periods presented in the financial statements and will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Registrants are currently assessing the impact of adopting this guidance.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 which requires public business entities to provide additional income tax disclosures including a disaggregated rate reconciliation as well as information on income taxes paid.

For public business entities, this guidance will be applied on a prospective basis. Retrospective application is permitted. This guidance will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance.

The Registrants are currently assessing the impact of adopting this guidance.



Comparison of 5-Year Cumulative Total Return
For PPL Corporation, S&P 500® Index and
EEI Index of Investor-owned Electric Utilities*

Value of Investment ($)

Legend:
— PPL Corporation
⋯⋯ S&P 500® Index
– – EEI Index of Investor-owned Electric Utilities

$206.70
$134.48
$121.40

X-axis: 12/31/18, 12/31/19, 12/31/20, 12/31/21, 12/31/22, 12/31/23

* Assumes investing $100 on December 31, 2018, and reinvesting dividends in PPL common stock, S&P 500® Index and EEI Index of Investor-owned Electric Utilities.

CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

PPL Corporation, PPL Electric Utilities Corporation, Louisville Gas and Electric Company and Kentucky Utilities Company

The Registrants' principal executive officers and principal financial officers, based on their evaluation of the Registrants' disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934) have concluded that, as of December 31, 2023, the Registrants' disclosure controls and procedures are effective to ensure that material information relating to the Registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period for which this annual report has been prepared. The aforementioned principal officers have concluded that the disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed under the Exchange Act is accumulated and communicated to management, including the principal executive officers and principal financial officers, to allow for timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting.

PPL Corporation, PPL Electric Utilities Corporation, Louisville Gas and Electric Company, and Kentucky Utilities Company

The Registrants' principal executive officers and principal financial officers have concluded that there were no changes in the Registrants' internal control over financial reporting during the Registrants' fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Registrants' internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

PPL Corporation

PPL's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). PPL's internal control over financial reporting is a process designed to provide reasonable assurance to PPL's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control - Integrated Framework" (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm.

PPL Electric Utilities Corporation, Louisville Gas and Electric Company and Kentucky Utilities Company

Management of PPL's non-accelerated filer companies, PPL Electric, LG&E and KU, are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Each of the aforementioned companies' internal control over financial reporting is a process designed to provide reasonable assurance to management and Board of Directors of these companies regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including the principal executive officers and principal financial officers of the companies listed above, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control - Integrated Framework" (2013), management of these companies concluded that our internal control over financial reporting was effective as of December 31, 2023. This annual report does not include an attestation report of Deloitte & Touche LLP, the companies' independent registered public accounting firm regarding internal control over financial reporting for these non-accelerated filer companies. The effectiveness of internal control over financial reporting for the aforementioned companies was not subject to attestation by the companies' registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit these companies to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of PPL Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PPL Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 16, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
February 16, 2024

GLOSSARY OF TERMS AND ABBREVIATIONS

PPL Corporation and its subsidiaries

CEP Reserves - CEP Reserves, Inc., a cash management subsidiary of PPL that maintains cash reserves for the balance sheet management of PPL and certain subsidiaries.

KU - Kentucky Utilities Company, a public utility subsidiary of LKE engaged in the regulated generation, transmission, distribution and sale of electricity, primarily in Kentucky.

LG&E - Louisville Gas and Electric Company, a public utility subsidiary of LKE engaged in the regulated generation, transmission, distribution and sale of electricity and the distribution and sale of natural gas in Kentucky.

LKE - LG&E and KU Energy LLC, a subsidiary of PPL and the parent of LG&E, KU and other subsidiaries.

LKS - LG&E and KU Services Company, a subsidiary of LKE that provides administrative, management and support services primarily to LG&E and KU, as well as to LKE and its other subsidiaries.

Narragansett Electric - The Narragansett Electric Company, an entity that serves electric and natural gas customers in Rhode Island. On May 25, 2022, PPL and its subsidiary, PPL Rhode Island Holdings announced the completion of the acquisition of Narragansett Electric, which will continue to provide services under the name Rhode Island Energy.

PPL - PPL Corporation, the ultimate parent holding company of PPL Electric, PPL Energy Funding, PPL Capital Funding, LKE, RIE and other subsidiaries.

PPL Capital Funding - PPL Capital Funding, Inc., a financing subsidiary of PPL that provides financing for the operations of PPL and certain subsidiaries. Debt issued by PPL Capital Funding is fully and unconditionally guaranteed as to payment by PPL.

PPL Electric - PPL Electric Utilities Corporation, a public utility subsidiary of PPL engaged in the regulated transmission and distribution of electricity in its Pennsylvania service area and that provides electricity supply to its retail customers in this area as a PLR.

PPL Energy Funding - PPL Energy Funding Corporation, a subsidiary of PPL and the parent holding company of PPL Global and other subsidiaries.

PPL Energy Holdings - PPL Energy Holdings, LLC, a subsidiary of PPL and the parent holding company of PPL Energy Funding, LKE, PPL Electric, PPL Rhode Island Holdings, PPL Services and other subsidiaries.

PPL EU Services - PPL EU Services Corporation, a subsidiary of PPL that provided administrative, management and support services primarily to PPL Electric. On December 31, 2021, PPL EU Services merged into PPL Services.

PPL Global - PPL Global, LLC, a subsidiary of PPL Energy Funding that, prior to the sale of the U.K. utility business on June 14, 2021, primarily through its subsidiaries, owned and operated WPD, PPL's regulated electricity distribution businesses in the U.K. PPL Global was not included in the sale of the U.K. utility business on June 14, 2021.

PPL Rhode Island Holdings - PPL Rhode Island Holdings, LLC, a subsidiary of PPL Energy Holdings formed for the purpose of acquiring Narragansett Electric to which certain interests of PPL Energy Holdings in the Narragansett SPA were assigned.

PPL Services - PPL Services Corporation, a subsidiary of PPL that provides administrative, management and support services to PPL and its subsidiaries.

PPL WPD Limited - PPL WPD Limited, a U.K. subsidiary of PPL Global. Prior to the sale of the U.K. utility business on June 14, 2021, PPL WPD Limited was an indirect parent to WPD. PPL WPD Limited was not included in the sale of the U.K. utility business on June 14, 2021.

RIE - Rhode Island Energy, the name under which Narragansett Electric will continue to provide services subsequent to its acquisition by PPL and its subsidiary, PPL Rhode Island Holdings on May 25, 2022.

Other terms and abbreviations

£ - British pound sterling.

401(h) account(s) - a sub-account established within a qualified pension trust to provide for the payment of retiree medical costs.

Act 11 - Act 11 of 2012 that became effective on April 16, 2012. The Pennsylvania legislation authorized the PAPUC to approve two specific ratemaking mechanisms: the use of a fully projected future test year in base rate proceedings and, subject to certain conditions, a DSIC.

Act 129 - Act 129 of 2008 that became effective in October 2008. The law amended the Pennsylvania Public Utility Code and created an energy efficiency and conservation program and smart metering technology requirements, adopted new PLR electricity supply procurement rules, provided remedies for market misconduct and changed the Alternative Energy Portfolio Standard (AEPS).

Act 129 Smart Meter program - PPL Electric's system-wide meter replacement program that installs wireless digital meters that provide secure communication between PPL Electric and the meter as well as all related infrastructure.

AFUDC - allowance for funds used during construction. The cost of equity and debt funds used to finance construction projects of regulated businesses, which is capitalized as part of construction costs.

AOCI - accumulated other comprehensive income or loss.

ARO - asset retirement obligation.

Bcf - billion cubic feet. A unit of measure commonly used in quoting volumes of natural gas.

Cane Run Unit 7 - a NGCC generating unit in Kentucky, jointly owned by LG&E and KU.

CCR(s) - coal combustion residual(s). CCRs include fly ash, bottom ash and sulfur dioxide scrubber wastes.

Clean Air Act - federal legislation enacted to address certain environmental issues related to air emissions, including acid rain, ozone and toxic air emissions.

Clean Water Act - federal legislation enacted to address certain environmental issues relating to water quality including effluent discharges, cooling water intake, and dredge and fill activities.

COVID-19 - the disease caused by the coronavirus identified in 2019 that caused a global pandemic.

CPCN - Certificate of Public Convenience and Necessity. Authority granted by the KPSC pursuant to Kentucky Revised Statute 278.020 to provide utility service to or for the public or the construction of certain plant, equipment, property or facilities for furnishing of utility service to the public. A CPCN is required for any capital addition, subject to KPSC jurisdiction, in excess of $100 million.

Customer Choice Act - the Pennsylvania Electricity Generation Customer Choice and Competition Act, legislation enacted to restructure the state's electric utility industry to create retail access to a competitive market for generation of electricity.

DSIC - Distribution System Improvement Charge. Authorized under Act 11, which is an alternative ratemaking mechanism providing more-timely cost recovery of qualifying distribution system capital expenditures.

DSM - Demand Side Management. Pursuant to Kentucky Revised Statute 278.285, the KPSC may determine the reasonableness of DSM programs proposed by any utility under its jurisdiction. DSM programs consist of energy efficiency programs intended to reduce peak demand and delay the investment in additional power plant construction, provide customers with tools and information regarding their energy usage and support energy efficiency.

Earnings from Ongoing Operations - a non-GAAP financial measure of earnings adjusted for the impact of special items and used in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A).

EBPB - Employee Benefit Plan Board. The administrator of PPL's U.S. qualified retirement plans, which is charged with the fiduciary responsibility to oversee and manage those plans and the investments associated with those plans.

ECR - Environmental Cost Recovery. Pursuant to Kentucky Revised Statute 278.183, Kentucky electric utilities are entitled to the current recovery of costs of complying with the Clean Air Act, as amended, and those federal, state or local environmental requirements that apply to coal combustion wastes and byproducts from the production of energy from coal.

ELG(s) - Effluent Limitation Guidelines, regulations promulgated by the EPA.

Environmental Response Fund - Established in RIPUC Docket No. 2930. Created to satisfy remedial and clean-up obligations of RIE arising from the past ownership and/or operation of manufactured gas plants and sites associated with the operation and disposal activities of such gas plants.

EPA - Environmental Protection Agency, a U.S. government agency.

EPS - earnings per share.

FERC - Federal Energy Regulatory Commission, the U.S. federal agency that regulates, among other things, interstate transmission and wholesale sales of electricity, hydroelectric power projects and related matters.

GAAP - Generally Accepted Accounting Principles in the U.S.

GHG(s) - greenhouse gas(es).

GLT - gas line tracker. The KPSC approved mechanism for LG&E's recovery of certain costs associated with gas transmission lines, gas service lines, gas risers, leak mitigation, and gas main replacements.

Green Tariff - a KPSC approved rate schedule, permitting customers to contract with LG&E or KU for the purchase of renewable energy certificates, construction of solar generation and use of the energy produced, or the purchase of energy from a renewable energy generator.

GWh - gigawatt-hour, one million kilowatt hours.

IBEW - International Brotherhood of Electrical Workers.

ICPKE - The PPL Incentive Compensation Plan for Key Employees. The ICPKE provides for incentive compensation to certain employees below the level of senior executive.

If-Converted Method - A method applied to calculate diluted EPS for a company with outstanding convertible debt. This method generally adds back the interest charges of the debt to net income and the convertible debt is assumed to have been converted to equity at the beginning of the period, and the resulting common shares are treated as outstanding shares for diluted EPS calculations.

IRA - Inflation Reduction Act, a U.S. federal law, which aims to curb inflation by possibly reducing the federal government budget deficit, lowering prescription drug prices, and investing in domestic energy production while promoting clean energy.

IRS - Internal Revenue Service, a U.S. government agency.

ISO - Independent System Operator.

KPSC - Kentucky Public Service Commission, the state agency that has jurisdiction over the regulation of rates and service of utilities in Kentucky.

KU 2010 Mortgage Indenture - KU's Indenture, dated as of October 1, 2010, to The Bank of New York Mellon, as supplemented.

kVA - kilovolt ampere.

kWh - kilowatt hour, basic unit of electrical energy.

LCIDA - Lehigh County Industrial Development Authority.

LG&E 2010 Mortgage Indenture - LG&E's Indenture, dated as of October 1, 2010, to The Bank of New York Mellon, as supplemented.

Mcf - one thousand cubic feet, a unit of measure for natural gas.

MMBtu - one million British Thermal Units.

Moody's - Moody's Investors Service, Inc., a credit rating agency.

MW - megawatt, one thousand kilowatts.

MWac - megawatt, alternating current. The measure of the power output from a solar installation.

NAAQS - National Ambient Air Quality Standards periodically adopted pursuant to the Clean Air Act.

National Grid USA - National Grid USA is a wholly-owned subsidiary of National Grid plc, a British multinational electricity and gas utility company headquartered in London, England.

NEP - New England Power Company, a National Grid U.S. affiliate.

NERC - North American Electric Reliability Corporation.

NGCC - Natural gas combined cycle.

NPNS - the normal purchases and normal sales exception as permitted by derivative accounting rules. Derivatives that qualify for this exception may receive accrual accounting treatment.

OCI - other comprehensive income or loss.

OVEC - Ohio Valley Electric Corporation, located in Piketon, Ohio, an entity in which LG&E owns a 5.63% interest and KU owns a 2.50% interest, which are recorded at cost. OVEC owns and operates two coal-fired power plants, the Kyger Creek plant in Ohio and the Clifty Creek plant in Indiana, with combined capacities of 2,120 MW.

PAPUC - Pennsylvania Public Utility Commission, the state agency that regulates certain ratemaking, services, accounting and operations of Pennsylvania utilities.

PEDFA - Pennsylvania Economic Development Financing Authority.

Performance unit - stock-based compensation award that represents a variable number of shares of PPL common stock that a recipient may receive based on PPL's attainment of (i) relative total shareowner return (TSR) over a three-year performance period as compared to companies in the PHLX Utility Sector Index; or (ii) corporate return on equity (ROE) based on the average of the annual ROE for each year of the three-year performance period. In light of the transformational nature of the potential sale of the U.K. utility business in 2021, PPL's ROE-based performance units issued for 2021 were based on a one-year performance period from January 1, 2021 to December 31, 2021; however, these units retained the three year vesting schedule and other characteristics.

PJM - PJM Interconnection, L.L.C., operator of the electricity transmission network and electricity energy market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

PLR - Provider of Last Resort, the role of PPL Electric in providing default electricity supply within its delivery area to retail customers who have not chosen to select an alternative electricity supplier under the Customer Choice Act.

PP&E - property, plant and equipment.

PPA(s) - power purchase agreement(s).

PPL Energy Supply - prior to the June 1, 2015 spinoff, PPL Energy Supply, LLC, a subsidiary of PPL Energy Funding and the indirect parent company of PPL Montana, LLC.

PPL EU Services - PPL EU Services Corporation, a former subsidiary of PPL that, prior to being merged into PPL Services on December 31, 2021, provided administrative, management and support services primarily to PPL Electric.

PPL Montana - prior to the June 1, 2015 spinoff of PPL Energy Supply, PPL Montana, LLC, an indirect subsidiary of PPL Energy Supply that generated electricity for wholesale sales in Montana and the Pacific Northwest.

PPL WPD Investments Limited - PPL WPD Investments Limited, which was, prior to the sale of the U.K. utility business on June 14, 2021, a subsidiary of PPL WPD Limited and parent to WPD plc. PPL WPD Investments Limited was included in the sale of the U.K. utility business on June 14, 2021.

RAR – Retired Asset Recovery rider, established by KPSC orders in 2021 to provide for recovery of and return on the remaining investment in certain electric generating units upon their retirement over a ten-year period following retirement.

RCRA - Resource Conservation and Recovery Act of 1976.

Registrant(s) - refers to the Registrants named on the cover of this Report (each a "Registrant" and collectively, the "Registrants").

RIPUC - Rhode Island Public Utilities Commission, a three-member quasi-judicial tribunal with jurisdiction, powers, and duties to implement and enforce the standards of conduct under R.I. Gen. Laws § 39-1-27.6 and to hold investigations and hearings involving the rates, tariffs, tolls, and charges, and the sufficiency and reasonableness of facilities and accommodations of public utilities.

Riverstone - Riverstone Holdings LLC, a Delaware limited liability company and, as of December 6, 2016, ultimate parent company of the entities that own the competitive power generation business contributed to Talen Energy.

Rhode Island Division of Public Utilities and Carriers - the Rhode Island Division of Public Utilities and Carriers, which is headed by an Administrator who is not a Commissioner of the RIPUC, exercises the jurisdiction, supervision, power, and duties not specifically assigned to the RIPUC.

RTO - Regional Transmission Operator, an electric power transmission system operator that coordinates, controls and monitors a multi-state electric grid.

Safari Energy - Safari Energy, LLC, which was, prior to the sale of Safari Holdings on November 1, 2022, a subsidiary of Safari Holdings that provided solar energy solutions for commercial customers in the U.S.

Safari Holdings - Safari Holdings, LLC, which was, prior to its sale on November 1, 2022, a subsidiary of PPL and parent holding company of Safari Energy.

Sarbanes-Oxley - Sarbanes-Oxley Act of 2002, which sets requirements for management's assessment of internal controls for financial reporting. It also requires an independent auditor to make its own assessment.

Scrubber - an air pollution control device that can remove particulates and/or gases (primarily sulfur dioxide) from exhaust gases.

SEC - the U.S. Securities and Exchange Commission, a U.S. government agency primarily responsible to protect investors and maintain the integrity of the securities markets.

Smart metering technology - technology that can measure, among other things, time of electricity consumption to permit offering rate incentives for usage during lower cost or demand intervals. The use of this technology also has the potential to strengthen network reliability.

SOFR - Secured Overnight Financing Rate, a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.

S&P - S&P Global Ratings, a credit rating agency.

Superfund - federal environmental statute that addresses remediation of contaminated sites; states also have similar statutes.

Talen Energy - Talen Energy Corporation, the Delaware corporation formed to be the publicly traded company and owner of the competitive generation assets of PPL Energy Supply and certain affiliates of Riverstone, which as of December 6, 2016, became wholly owned by Riverstone.

Talen Energy Marketing - Talen Energy Marketing, LLC, the successor name of PPL EnergyPlus, after the spinoff of PPL Energy Supply that marketed and traded wholesale and retail electricity and gas, and supplied energy and energy services in competitive markets, after the June 1, 2015 spinoff of PPL Energy Supply.

TCJA - Tax Cuts and Jobs Act. Comprehensive U.S. federal tax legislation enacted on December 22, 2017.

Total shareowner return - the change in market value of a share of the company's common stock plus the value of all dividends paid on a share of the common stock during the applicable performance period, divided by the price of the common stock as of the beginning of the performance period. The price used for purposes of this calculation is the average share price for the 20 trading days at the beginning and end of the applicable period.

Treasury Stock Method - a method applied to calculate diluted EPS that assumes any proceeds that could be obtained upon exercise of options and warrants (and their equivalents) would be used to purchase common stock at the average market price during the relevant period.

U.K. utility business - PPL WPD Investments Limited and its subsidiaries, including, notably, WPD plc and the four distribution network operators, which substantially represented PPL's U.K. Regulated segment. The U.K. utility business was sold on June 14, 2021.

UWUA - Utility Workers Union of America.

VEBA - Voluntary Employee Beneficiary Association. A tax-exempt trust under the Internal Revenue Code Section 501 (c)(9) used by employers to fund and pay eligible medical, life and similar benefits.

VSCC - Virginia State Corporation Commission, the state agency that has jurisdiction over the regulation of Virginia corporations, including utilities.

WPD - Prior to the sale of the U.K. utility business on June 14, 2021, refers to PPL WPD Investments Limited and its subsidiaries. WPD was included in the sale of the U.K. utility business on June 14, 2021.

WPD plc - Western Power Distribution plc, prior to the sale of the U.K utility business, a U.K. indirect subsidiary of PPL WPD Limited. Its principal indirectly owned subsidiaries are WPD (East Midlands), WPD (South Wales), WPD (South West) and WPD (West Midlands). WPD plc was included in the sale of the U.K. utility business on June 14, 2021.

DIRECTORS & OFFICERS

DIRECTORS

Arthur P. Beattie, 69, retired Executive Vice President, Chief Financial Officer and Chief Risk Officer of Southern Company, an American gas and electric utility holding company based in the southern United States.

Raja Rajamannar, 62, Chief Marketing & Communications Officer and President, Healthcare, of MasterCard Incorporated, a technology company in the global payments industry.

Heather B. Redman, 59, Co-Founder and Managing Partner of Flying Fish Partners, a venture capital firm investing in early-stage artificial intelligence and machine learning startups, including energy-related applications.

Craig A. Rogerson, 67, Executive Chairman of The Lycra Company and retired Chairman, President and Chief Executive Officer of Hexion Holdings Corporation, a global producer of thermoset resins as well as other chemical platforms serving a wide range of market applications. Rogerson serves as the independent Chair of the PPL Board.

Vincent Sorgi, 52, President and Chief Executive Officer of PPL Corporation.

Linda G. Sullivan, 60, retired Chief Financial Officer and Executive Vice President of American Water Works Company Inc., one of the nation's largest publicly traded water and wastewater utility companies.

Natica von Althann, 73, retired financial and risk executive at Bank of America and Citigroup, investment banks and financial services companies.

Keith H. Williamson, 71, President and Director of the Centene Foundation and former Executive Vice President, Secretary and General Counsel of Centene Corporation, a provider of managed healthcare services, primarily through Medicaid, commercial and Medicare products.

Phoebe A. Wood, 70, Principal of CompaniesWood, a consulting firm specializing in early stage investments. Retired Vice Chairman and Chief Financial Officer of Brown-Forman Corporation, a diversified consumer products manufacturer.

Armando Zagalo de Lima, 65, retired Executive Vice President of Xerox Corporation, a multinational enterprise for business process and document management.

BOARD COMMITTEES

Executive Committee
Craig A. Rogerson, Chair
Arthur P. Beattie
Vincent Sorgi
Natica von Althann
Phoebe A. Wood
Armando Zagalo de Lima

Audit Committee
Arthur P. Beattie, Chair
Heather B. Redman
Linda G. Sullivan
Keith H. Williamson

Finance Committee
Armando Zagalo de Lima, Chair
Arthur P. Beattie
Heather B. Redman
Linda G. Sullivan
Natica von Althann

Governance, Nominating and Sustainability Committee
Phoebe A. Wood, Chair
Raja Rajamannar
Keith H. Williamson
Armando Zagalo de Lima

People and Compensation Committee
Natica von Althann, Chair
Raja Rajamannar
Craig A. Rogerson
Phoebe A. Wood

EXECUTIVE OFFICERS

Vincent Sorgi, President and Chief Executive Officer, PPL Corporation

Joseph P. Bergstein, Jr., Executive Vice President and Chief Financial Officer, PPL Corporation

Dean A. Del Vecchio, (1) Executive Vice President and Chief Technology & Innovation Officer, PPL Corporation

Angela K. Gosman, Executive Vice President and Chief Human Resources Officer, PPL Corporation

Wendy E. Stark, (2) Executive Vice President-Utilities, Chief Legal Officer and Corporate Secretary, PPL Corporation

Francis X. Sullivan, Executive Vice President and Chief Operating Officer, PPL Corporation

John R. Crockett, (2) President, LG&E and KU Energy LLC, and Senior Vice President and Chief Development Officer, PPL Services Corporation

J. Gregory Cornett, (2) President, Rhode Island Energy

Christine M. Martin, President, PPL Electric Utilities Corporation

David J. Bonenberger, (2) Senior Vice President and Chief Operating Officer-Utilities, PPL Services Corporation

Tadd J. Henninger, Senior Vice President-Finance and Treasurer, PPL Corporation

Marlene C. Beers, Vice President and Controller, PPL Corporation

(1) *Appointed as of Feb. 19, 2024.*

(2) *New role as of March 4, 2024.*

SHAREOWNER INFORMATION

Annual Meeting

Shareowners are invited to participate in PPL Corporation's Annual Meeting of Shareowners on Wednesday, May 15, 2024, via a live webcast beginning at 9 a.m. Eastern Time.

Stock Exchange Listing

PPL Corporation common stock is listed on the New York Stock Exchange (NYSE). The symbol is PPL. On Feb. 28, 2024, the closing price per share was $26.24, and there were 598,785 shareowners of record.

The company has paid cash dividends on its common stock in every quarter since 1946. PPL's targeted dividend payout ratio is 60% to 65% of earnings per share and the company plans to grow dividends in line with its annual earnings per share growth target, subject to Board approval. On Feb. 16, 2024, PPL declared a quarterly dividend of $0.2575 per share payable on April 1, 2024, to shareowners of record as of March 8, 2024. This represents a 7.3% increase to its quarterly stock dividend over the dividend paid Jan. 2, 2024, consistent with PPL's annual 6% to 8% earnings per share growth target.

Dividend Calendar

Subject to the declaration of dividends on PPL common stock by the PPL Board of Directors or its Executive Committee, dividends are paid on the first business day of April, July, Oct. and Jan. The record dates for dividends for the balance of 2024 are expected to be June 10, Sept. 10 and Dec. 10.

PPL's Website: www.pplweb.com

Shareowners can access PPL publications, such as annual and quarterly reports to the Securities and Exchange Commission (SEC Forms 10-K and 10-Q), other PPL filings, corporate governance materials, news releases, stock quotes and historical performance. Visitors to our website may subscribe to receive automated email alerts for SEC filings, earnings news releases, daily stock prices and other financial news.

Financial reports, which are available at www.pplweb.com, will be mailed without charge upon request by contacting:

PPL Treasury Dept.
Two North Ninth Street
Allentown, PA 18101
Email: invserv@pplweb.com
Telephone: 1-800-345-3085

Lost Dividend Checks

Dividend checks lost by investors, or those that may be lost in the mail, will be replaced if the check has not been located by the 10th business day following the payment date.

Direct Stock Purchase and Dividend Reinvestment Plan (Plan)

PPL offers investors the opportunity to acquire shares of PPL common stock through its Plan. Through the Plan, participants are eligible to invest up to $25,000 per calendar month in PPL common stock. Shareowners may choose to have dividends on their PPL Corporation common stock fully or partially reinvested in PPL common stock, or can receive full payment of cash dividends by check or EFT. Participants in the Plan may choose to have their common stock certificates deposited into their Plan account.

Direct Registration System

PPL participates in the Direct Registration System (DRS). Shareowners may choose to have their common stock certificates converted to book entry form within the DRS by submitting their certificates to PPL's transfer agent.

Online Account Access

Registered shareowners can activate their account for online access by visiting shareowneronline.com.

Shareowner Inquiries, Transfer Agent and Registrar; Dividend Disbursing Agent; Plan Administrator

Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
Toll-free: 1-800-345-3085
Outside U.S.: 1-651-450-4064
Website: shareowneronline.com

Corporate Offices

PPL Corporation
Two North Ninth Street
Allentown, PA 18101
610-774-5151

On or about Aug. 1, 2024, we plan to change the mailing address of our principal executive office to reflect the recent move of our corporate headquarters. Any communication after that date should be addressed to the following address:

PPL Corporation
Two City Center
645 Hamilton Street
Allentown, PA 18101

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